Exhibit 99.1

PALMAREJO PROJECT

SW Chihuahua State, Mexico

TECHNICAL REPORT

January 1, 2012

Prepared by or under the Supervision of:

Donald J. Birak, Senior Vice President - Exploration, Coeur d’Alene Mines Corporation, a Qualified Person under NI 43-101, Fellow AusIMM, Member SME.

Keith Blair, Manager, Applied Geoscience LLC, a Qualified Person under NI 43-101, Member AIPG (CPG).

11.1.1 Historic Palmarejo QA/QC Program Review by Applied Geoscience, LLC.	70
11.1.2 AMEC’s 2008 Review of Palmarejo QA/QC	72
11.1.3 Guadalupe Project Historic QA/QC and Third Party Reviews	73
11.1.4 La Patria Project QA/QC Review	73
11.1.5 Third Party Reviews of Historic QA/QC- Discussion and Recommendations	74
11.2 Coeur QA/QC Programs	74
11.2.1 Coeur QA/QC Summary - Palmarejo Deposit	75
11.2.1.1 QAQC Results Palmarejo Exploration and Development Drilling 2008-2010	75
11.2.1.2 QAQC Results Palmarejo Exploration and Production Sampling 2011	80
11.2.1.2.1 2011 QA/QC Palmarejo Mine Area Exploration and Production	80
11.2.1.3 2011 Review of Historic Sampling	83
11.2.1.4 Palmarejo Mine QA/QC Discussion and Recommendations	84
11.2.2 Coeur QA/QC Summary- Guadalupe, La Patria and District Exploration Targets	85
11.2.2.1 Earlier QA/QC Programs	85
11.2.2.1.1 2009 QA/QC Palmarejo District Exploration (Excluding Palmarejo Mine Area)	85
11.2.2.1.2 2010 QA/QC Program	87
11.2.2.2 2011 QA/QC Program	88
11.2.2.3 2011 Review of Historic Sampling	91
11.2.2.4 NCL Audit	96
SECTION 12 - DATA VERIFICATION	99
12.1 Assays	99
12.1.1 External Audit of Assays in AcQuire	99
12.1.2 Internal Assay Validation	100
12.2 Collar and Survey	100
12.3 Geology	101
12.3.1 External Audit of Geology in AcQuire	101
12.3.2 Internal Geology Validation	102
12.4 Site Visit	102
SECTION 13 - MINERAL PROCESSING AND METALLURGICAL TESTING	103
13.1 Historic Third Party Test Programs Summary	103
13.2 Palmarejo Metallurgical Test work Summary	105
13.3 Guadalupe Metallurgical Test work Summary	116
SECTION 14 — MINERAL RESOURCES	120
14.1 Mineral Resource Estimation Methodology Palmarejo Deposit	120
14.1.1 Assay Data	120
14.1.2 Material Density	121
14.1.3 Geology Modeling	121
14.1.4 Exploratory Data Analysis (EDA)	127
14.1.5 Block Model Validation	140
14.1.6 Resource Classification	146
14.1.7 Statement of Mineral Resources Palmarejo Deposit	147
14.2 Mineral Resource Estimation Methodology Guadalupe Deposit	148
14.2.1 Data	148
14.2.2 Density	149
14.2.3 Deposit Geology Pertinent to Resource Modeling	151
14.2.4 Exploratory Data Analysis (EDA)	154
14.2.5 Block Model Estimation Methodology Guadalupe	158
14.2.6 Block Model Validation	160
14.2.7 Classification Scheme	164
14.2.8 Statement of Mineral Resources Guadalupe Deposit	164
14.3 Mineral Resource Estimation Methodology La Patria	166
14.3.1 Data	166

14.3.2 Material Density	166
14.3.3 Geological Model	167
17.3.4 Exploratory Data Analysis (EDA)	170
14.3.5 Block Model Estimation Methodology La Patria	173
14.3.6 Block Model Validation	174
14.3.7 Resource Classification	176
14.3.8 Statement of Mineral Resources La Patria	176
14.4 Summary of Mineral Resources Palmarejo District	176
SECTION 15 — MINERAL RESERVE ESTIMATES	178
15.1 Palmarejo Deposit Mineral Reserves	178
15.1.1 Palmarejo Underground Reserve Methodology	178
15.1.2 Palmarejo Open Pit Reserve Methodology	179
15.2 Guadalupe Deposit Mineral Reserves	179
15.2.1 Guadalupe Mineral Reserve Methodology	179
15.3 Summary of Mineral Reserves Palmarejo District	180
15.4 Equivalent Factor	180
SECTION 16 — MINING METHODS	181
16.1 Palmarejo Operations	181
16.2 Guadalupe Operations	184
SECTION 17 - RECOVERY METHODS	186
17.1 Mineral Processing	186
17.2 Crushing	186
17.3 Grinding	186
17.4 Flotation	186
17.5 Flotation Concentrate Leaching	187
17.6 Flotation Tailings Leaching	188
17.7 Carbon Desorption	188
17.8 Carbon Regeneration	188
17.9 Electrowinning, Merrill Crowe and Smelting	188
17.10 Cyanide Detoxification	189
17.11 Metallurgical Performance	190
SECTION 18 - PROJECT INFRASTRUCTURE	192
SECTION 19 — MARKET STUDIES AND CONTRACTS	193
SECTION 20 — ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	194
SECTION 21 — CAPITAL AND OPERATING COSTS	196
21.1 Capital Cost Estimate Palmarejo and Guadalupe	196
21.2 Operating Cost Estimate Palmarejo	196
21.3 Operating Cost Estimate Guadalupe	196
SECTION 22 — ECONOMIC ANALYSIS	198
SECTION 23 - ADJACENT PROPERTIES	203
23.1 La Curra Property	203
SECTION 24 - OTHER RELEVANT DATA AND INFORMATION	204
SECTION 25 — INTERPRETATION AND CONCLUSIONS	205
SECTION 26 — RECOMMENDATIONS	206
26.1 Data verification	206
26.2 Resource modeling	206
26.3 Processing	206
SECTION 27 - REFERENCES	208
APPENDIX A - ABBREVIATIONS AND GLOSSARY OF TERMS	214

LIST OF TABLES

Table 1.1: Total Palmarejo District Resource Inclusive of Mineral Reserves	14
Table 1.2: Total Palmarejo District Mineral Reserves	14
Table 1.3: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves	15
Table 1.4: Palmarejo Operating Cost Estimates	16
Table 1.5: Guadalupe Mine Operating Cost Estimates	16
Table 1.6: Economic Analysis	17
Table 4.1: Mining Concessions Owned 100% by Coeur Mexicana	23
Table 4.2: Mining Concessions Partially Owned by Coeur Mexicana	24
Table 4.3: CMP Agreement Concessions	25
Table 4.4: Carmen Breach Valenzuela Agreement Concessions	26
Table 4.5: Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement Concessions	27
Table 4.6: James Patterson Agreement Concessions	27
Table 4.7: Azteca de Oro Agreement Concessions	28
Table 6.1: Minas Huruapa S.A. de C.V. Production at Palmarejo Mine: 1979 to 1992	36
Table 6.2: Pre-Planet Gold Estimates of “Reserves” for the Palmarejo Mine	37
Table 6.3: Palmarejo 2004 Silver and Gold Resources	37
Table 6.4: Palmarejo 2005 Silver and Gold Resources	38
Table 6.5: Palmarejo 2006 Silver and Gold Resources	39
Table 6.6: Palmarejo 2007 Silver and Gold Resources; September 2007	40
Table 6.7: Guadalupe Inferred Resources; October 2006	40
Table 6.7a: Guadalupe Indicated Resources; September 2007	41
Table 6.7b: Guadalupe Inferred Resources; September 2007	41
Table 6.8: La Patria Inferred Resources: September 2007	42
Table 6.9: Total Palmarejo District Mineral Resources, January 1, 2009	42
Table 6.10: Total Palmarejo District Mineral Reserves, January 1, 2009	42
Table 6.11: Remaining Palmarejo District Mineral Resources, January 1, 2009	43
Table 6.12: Total Palmarejo District Mineral Resources, January 1, 2010	43
Table 6.13: Total Palmarejo District Mineral Reserves, January 1, 2010	43
Table 6.14: Remaining Palmarejo District Mineral Resources, January 1, 2010	43
Table 6.15: Total Palmarejo District Mineral Reserves, January 1, 2011	44
Table 6.16: Remaining Palmarejo District Mineral Resource, January 1, 2011	44
Table 6.17: Coeur Palmarejo Mine Ore Production - Inception to December 31, 2011	45
Table 9.1: Planet Gold Palmarejo Underground Channel Sample Database Statistics	62
Table 10.1: Palmarejo Drilling Summary - Planet Gold	64
Table 10.2: Guadalupe Drilling Summary - Planet Gold 2005 - 2007	64
Table 10.3: Total Drilling at La Patria, 2005-2007	64
Table 10.4: Coeur Drilling and Channel Sampling 2008 through 2011	65
Table 11.1: Palmarejo Project Custom Standards — Expected Values	76
Table 11.2: QC Sample Insertion Summary	77
Table 11.3: Field and QA/QC Sample Activity 2011	81
Table 11.4: Standards Used in 2011	82
Table 11.5: Assay Method by Lab and Detection Limits	83
Table 11.6: Field and QA/QC Sample Activity 2009	86
Table 11.7: Field and QA/QC Sample Activity 2010	87
Table 11.8: Field and QA/QC Sample Activity 2011	89
Table 11.9: Standards Used in 2011	89
Table 11.10: Standards Used in 2011	90

Table 11.11: Standards Used in 2011	92
Table 12.1: MDA Assay Certificate Audit Results	99
Table 12.2: Guadalupe Drill Holes Selected for Verification	100
Table 12.3: Guadalupe Survey Verification Results	101
Table 13.1: Samples Tested	106
Table 13.2: Comminution Test work Summary	107
Table 13.3: Different Process Route Test work Summary	108
Table 13.4: Flotation Test work Summary	109
Table 13.5: Leaching Test work Summary	110
Table 13.6: Cyanide Destruction Test work Summary	111
Table 13.7: Settling Test work Summary	113
Table 13.8: Oxygen Uptake Test work Summary	114
Table 13.9: Merrill Crowe Zinc Precipitation Test work Summary	114
Table 13.10: Guadalupe Metallurgical Samples Selected	116
Table 13.11: Guadalupe Metallurgical Test Results	118
Table 13.12: Mineral Species at Guadalupe and Palmarejo	118
Table 14.1: Palmarejo Mine Area Drill and Other Data - YE2011 Mineral Resources Model	120
Table 14.2: Palmarejo Specific - Gravity Statistics by Geology	121
Table 14.3: Palmarejo Specific - Gravity by Geology	121
Table 14.4: Palmarejo Lithological Unit Descriptions and Codes	123
Table 14.5: Minas Huruapa Production 1979 to 1992	125
Table 14.6: Palmarejo Project — Mineral - Type Model Solid Description	127
Table 14.7: Sample Statistics — Rosario Area	128
Table 14.8: Sample Statistics — Tucson-Chapotillo Area	128
Table 14.9: Sample Statistics — 76-108 Clavo Area	129
Table 14.10: Trimming Levels by Area and Mineral Type	130
Table 14.11: Trimmed Sample Statistics — Rosario Area	131
Table 14.12: Trimmed Sample Statistics — Tucson-Chapotillo Area	131
Table 14.13: Trimmed Sample Statistics — 76-108 Clavo Area	132
Table 14.14: Vein/Structure Orientations by Area	136
Table 14.15: Spherical Correlogram Models by Mineral Type and Metal — Rosario Area	137
Table 14.16: Block Model Geometry	138
Table 14.17: Search Dimensions and Attitudes — Rosario Area	138
Table 14.18: Block Grades and Declustered Composite Grades: Gold and Silver Statistics	144
Table 14.19: Block Grade and Mean Composite Grade Comparison: Gold and Silver Statistics	145
Table 14.20: Resource Classification Parameters	146
Table 14.21: Total Palmarejo Deposit Total Mineral Resource - Inclusive of Mineral Reserves	147
Table 14.22: Palmarejo Deposit Remaining Mineral Resource - Exclusive of Reserves	148
Table 14.23: Guadalupe Resource Drill Data - YE2011 Model	149
Table 14.24: Guadalupe Specific - Gravity Statistics: Mineralized Core Samples	150
Table 14.25: Guadalupe Mineral - Type Domain Codes	152
Table 14.26: Guadalupe - Sample Statistics by Mineral Type	154
Table 14.27: Guadalupe - Trimming Levels by Mineral Type	155
Table 14.28: Guadalupe — Trimmed Sample Statistics by Mineral Type	155
Table 14.29: Guadalupe Vein/Structure Orientations by Area	157
Table 14.30: Guadalupe - Spherical Correlogram Models by Mineral Type and Metal	157
Table 14.31: Block Model Geometry	159
Table 14.32: Guadalupe - Search Dimensions and Attitudes	159
Table 14.33: Block Grades, Mean Composite Grades (XVAL) and Declustered Composite	164

Table 14.34: Guadalupe Deposit Mineral Resource Inclusive of Mineral Reserves	165
Table 14.35: Guadalupe Deposit Mineral Resource Exclusive of Mineral Reserves	165
Table 14.36: Coeur Mexicana La Patria Drill-Hole Database	166
Table 14.37: La Patria — Specific - Gravity Statistics: Mineralized Core Samples	166
Table 14.38: La Patria — Mineral Type Domain Coding	168
Table 14.39: La Patria - Sample Statistics by Mineral Type	170
Table 14.40: La Patria - Trimming Levels by Mineral Type	170
Table 14.41: La Patria — Trimmed Sample Statistics by Mineral Type	171
Table 14.42: La Patria - Vein/Structure Orientations by Area	173
Table 14.43: La Patria — Spherical Correlogram Models: Vein/Quartz Breccia Material	173
Table 14.44: La Patria - Block Model Geometry	173
Table 14.45: La Patria — Block Model Statistics	175
Table 14.46: La Patria - Deposit Mineral Resources	176
Table 14.47: Total Palmarejo District Mineral Resource Inclusive of Mineral Reserves	177
Table 14.48: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves	177
Table 15.1: Proven and Probable Mineral Reserves — Palmarejo Deposit	178
Table 15.2: Guadalupe Deposit Mineral Reserves	179
Table 15.3: Total Palmarejo District Mineral Reserves	180
Table 16.1: Remaining Life-of-Mine Production Summary with Development	181
Table 16.2: Palmarejo Underground Mining Methods and Stope Design Parameters	182
Table 16.3: Palmarejo Open Pit Design and Operational Parameters	183
Table 16.4: Guadalupe Underground Mining Methods, Design Parameters and Major Equipment	185
Table 21.1: Palmarejo Operating Cost, Recovery and Cut-Off Grade Estimate	196
Table 21.2: Guadalupe Operating Cost, Recovery and Cut-Off Grade Estimate	197
Table 22.1: Life-Of-Mine Economic Analysis	198
Table 22.2: Yearly Production and Cash Flows	199
Table 22.3: Sensitivity of Project Performance to Gold and Silver Price	199
Table 22.4: Sensitivity of Project Performance to a 10% Increase in Gold and Silver Grade	200
Table 22.5: Sensitivity of Project Performance to a 10% Decrease in Gold and Silver Grade	200
Table 22.6: Sensitivity of Project Performance to a 10% Increase in Operating Cost	200
Table 22.7: Sensitivity of Project Performance to a 10% Decrease in Operating Cost	200
Table 22.8: Sensitivity of Project Performance to a 10% Increase in Capital Costs	201
Table 22.9: Sensitivity of Project Performance to a 10% Decrease in Capital Costs	201
Table 22.10: Tax Rates	202

LIST OF FIGURES

Figure 1.1: Regional Map Showing Project Location	10
Figure 1.2: Localized Map Showing Project Location	11
Figure 1.3: Locations of Palmarejo District Mineral Deposits	13
Figure 4.1: Location of the Palmarejo District	21
Figure 4.2: Property Map of the Palmarejo District	24
Figure 5.1: Overview of the Palmarejo Area	33
Figure 5.2: Overview of the Guadalupe Area	34
Figure 7.1: Palmarejo Location at the Boundary between the Western Mexican Basin and Range Province and the Sierra Madre Occidental	46
Figure 7.2: Regional Geology of the Palmarejo Area	48
Figure 7.3: Geologic Map of the Palmarejo Area	49
Figure 7.4: Four Breccia Types of the Palmarejo Mineralized Veins	51
Figure 7.5: Geologic Map of the Guadalupe Area	52
Figure 7.6: Cross Section of the Guadalupe Structure	53
Figure 7.7: Photo Showing the Guadalupe Norte Clay Alteration (Looking ENE)	54
Figure 7.8: Photo Showing Sulfide Mineralization	54
Figure 7.9: Photo Showing Mineralized Rhodochrosite	55
Figure 7.10: Photo Showing Late - Deposited Carbonates	55
Figure 7.11: Poorly Mineralized Structure at Surface and Clay Alteration at Guadalupe Norte	56
Figure 7.12: Geologic Map of the La Patria Area	58
Figure 8.1: Low Sulfidation Polymetallic Silver-Gold Mineralization	61
Figure 11.1: Standards Analysis	78
Figure 11.2: Sample Duplicate QQ Analysis	79
Figure 11.3: Check Sample Analysis for Silver	83
Figure 11.4: Check Sample Analysis for Gold	84
Figure 11.5a: 2011 Check Assays	91
Figure 11.5b: 2011 Check Assays	92
Figure 11.5c: 2011 Check Assays	93
Figure 11.5d: 2011 Check Assays	93
Figure 11.5e: 2011 Check Assays	94
Figure 11.6a: 2011 Check Assays	95
Figure 11.6b: 2011 Check Assays	95
Figure 11.6c: 2011 Check Assays	96
Figure 11.6d: 2011 Check Assays	96
Figure 13.1: Location of Samples for Metallurgical Testing	116
Figure 13.2: Location of Samples for Mineralogical Studies	117
Figure 13.3: Photomicrograph of Drill Hole TGDH-254	119
Figure 14.1: Palmarejo Project — Model Domain Areas, Mineral-Type Model Coding	122
Figure 14.2: AMEC/Coeur 2007 Void Model — 3-D view	126
Figure 14.3: Composite Statistics by Mineral Type — Rosario Area	133
Figure 14.4: Composite Statistics by Mineral Type — Tucson-Chapotillo Area	134
Figure 14.5: Composite Statistics by Mineral Type — 76-108 Clavo Area	135
Figure 14.6: 76 Clavo Blocks and Composites Colored by Gold Grade	140
Figure 14.7: 76 Clavo Blocks and Composites Colored by Silver Grade	141
Figure 14.8: 76 Clavo Blocks and Composites Colored by Gold Grade	142
Figure 14.9: 76 Clavo Blocks and Composites Colored by Silver Grade	143
Figure 14.10: Guadalupe Project — Structural Domain Areas, Mineral-Type Model Coding	153

Figure 14.11: QVBX Domains Surrounded by Stockwork Solid	154
Figure 14.12: Guadalupe — Composite Statistics by Mineral Type	156
Figure 14.13: Block Model Geometry	158
Figure 14.14: Ag Consolidated Block Model Grades vs. Ag Composites	161
Figure 14.15: Au Consolidated Block Grades vs. Au Composites	162
Figure 14.16: Guadalupe YE2011 Vein Domains - Swath Plots — MI Blocks	163
Figure 14.17: La Patria — Structural Domain Areas, Vein Model	169
Figure 14.18: La Patria — Composite Statistics by Mineral Type	172
Figure 14.19: La Patria — Inclined Long Section — Gold Model and Composites	174
Figure 14.20: La Patria — Inclined Long Section — Silver Model and Composites	175
Figure 17.1: Palmarejo Flotation Circuit Flow	187
Figure 17.2: Palmarejo Process Flow Sheet	190

SECTION 1 - SUMMARY

This Technical Report concerns the Palmarejo silver and gold project located in the Sierra Madre mountain range in the western portion of the state of Chihuahua, Mexico. The data presented in this report are related to the Palmarejo, Guadalupe, and La Patria deposits and their Mineral Resource and Reserve estimates.  The information in this Technical Report is effective as of January 1, 2012, unless otherwise stated.

1.1 Property Description and Location

The Palmarejo Project is located about 420 kilometers by road southwest of the city of Chihuahua in the state of Chihuahua in northern Mexico and on the western edge of the Sierra Madre Occidental in the Témoris mining district (Figure 1.1). The Guadalupe deposit is located about 7 kilometers southeast of the Palmarejo Mine.  The La Patria deposit is located southwest of Guadalupe (Figure 1.2).  The terms “Palmarejo Project” or “Palmarejo District” used in this document refer to all three of the above mentioned deposits and consist of approximately 12,253 hectares covered by mining concessions.  Coeur Mexicana owns or controls a 100% interest in 32 concessions totaling 12,204.10 hectares, a 50% interest in one concession of 43.77 hectares and 60% interest in two concessions totaling 5 additional hectares.  There are no other royalties, rights, payments, encumbrances or obligations affecting the project other than those presented in this report (see Section 4).

Figure 1.1: Regional Map Showing Project Location

Figure 1.2: Localized Map Showing Project Location

1.2 Exploration

The exploration plan for the Palmarejo District in 2012 consists of prospecting, extensive drilling and other work to discover new zones of mineralization and expand the current mineral resources as well as to increase the confidence of inferred mineral resources to at least indicated status by in-fill drilling.  The budget for 2012 includes 84,000 meters of core drilling from surface and underground platforms.  Drilling in the first half of the year will be focused on in-fill drilling.  A budget of $15.8 million (US) has been allocated to this work.

1.3 Status of Development and Mine Operations

The Palmarejo Mine experienced its first complete year of operation in 2010 and recovered over 5.9 million ounces of silver and 102,000 ounces of gold.  In 2011, 9.0 million ounces of silver and 125,000 ounces of gold were recovered in doré.  The final tailings dam began receiving tails during 2010 and continues to be constructed in stages to the final design crest elevation of 825 meters above sea level to be completed by 2014.

Ore is mined by both conventional open pit techniques and by long hole underground techniques.  Open pit mining operations are at full capacity.  Haulage access to the process plant run-of-mine (ROM) stockpile and all waste dump areas are complete. Underground operation began stoping in mid-2010 with both transverse and longitudinal long hole stopes.  During 2010 the Cement Rock Fill (CRF) backfill plant was completed and has been in full operation since the first quarter of 2011.

Current Mineral Reserves at the Palmarejo Mine include the “Rosario”, “Tucson”, and “Chapotillo” areas, mined by open pit methods and the “Rosario”, “76” and “108” areas, mined by underground methods (see Figure 7.2 in Section 7 of this report).

The Guadalupe mine operation will operate as a satellite to the Palmarejo Mine.  Haul road construction, geotechnical model development, and north portal pad construction were initiated in 2011.  Collaring the north portal is expected to begin during the first quarter of 2012, with ore production scheduled to begin during first quarter 2013.  The Palmarejo Mine will provide processing, tailings and administrative support for the Guadalupe Mine.  Ore will be mined by long hole underground techniques (see Section 16).  The ore material mined from Guadalupe to be hauled to the Palmarejo Mine site for processing at the existing Palmarejo mill and has been confirmed to have similar metallurgical characteristics as the existing Palmarejo underground operations.

1.4 Mineral Resource and Mineral Reserve Estimates

The silver and gold mineral deposits in the Palmarejo district are zoned epithermal occurrences hosted in quartz veins and quartz-rich breccias within a package of volcanic and volcano-sedimentary rocks known to host similar occurrences in the Sierra Madre Occidental of northern Mexico.  The style of mineralization is typical of other epithermal precious metal deposits in the range as well as other parts of the world. Three deposits comprise the Mineral Resources and Reserves cited in this report — Palmarejo, Guadalupe and La Patria (there are other mineralized targets on the property).  The locations of mineralized structures are shown in red on the map below (Figure 1.3).  The Palmarejo deposit includes the La Blanca and La Prieta veins that form a wishbone shown to the north.  The Guadalupe and La Patria structures are shown to the south of the Palmarejo project.

Figure 1.3: Locations of Palmarejo District Mineral Deposits

Palmarejo District

750000
755000
760000
N
3035000
3030000
3025000
3020000
Palmarejo
La Finca
San Juan de Dios
Cerro de los Hilos
Los Bancos
Guadalupe Norte
Todos Santos
Guadalupe
La Patria
La Virginia
Maclovia
La Currita
Guerra al Tirano
LEGEND
Vein Structures
Reserves
Resources
Other Occurrences
Upper Volcanic Series
Lower Volcanic Series
Coeur

The Mineral Resources and Mineral Reserves for the Palmarejo District stated in Table 1.1 below are effective January 1, 2012, and include the Palmarejo, Guadalupe, and La Patria silver and gold deposits.  Palmarejo Mineral Resources are comprised of open pit resources above a cutoff grade of 1.03 g/t AuEq within a Whittle™ optimized pit and underground resources above a cutoff grade of 1.92 g/t AuEq.  Guadalupe Mineral Resources are comprised of underground resources above a cutoff grade of 1.98 g/t AuEq.  La Patria Mineral Resources (Inferred only) were calculated using a cutoff grade of 1.12 g/t AuEq.  All Resource cutoff grades were calculated using metal prices of US$1,500/oz gold and US$30.00/oz silver. The Au equivalent factor for all Mineral Resources was 58.18 (see Section 15 for a detailed explanation of the AuEq factor).

Table 1.1: Total Palmarejo District Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	6,023,500	2.19	173.9	423,210	33,684,690
Indicated	8,936,300	1.63	139.7	469,450	40,126,170
Meas. and Ind.	14,959,800	1.86	153.5	892,660	73,810,860
Inferred	10,993,800	1.74	79.7	614,710	28,159,210

Total Mineral Resource includes Proven and Probable Reserves
Cut-off grade for Palmarejo deposit: open pit 1.03 g/tAuEq, underground 1.92 g/tAuEq
Cut-off grade for Guadalupe deposit: underground only 1.98 g/tAuEq
Cut-off grade for La Patria deposit 1.12 g/tAuEq

The Proven and Probable Mineral Reserves, effective January 1, 2012 (Table 1.2), are based on Measured and Indicated Mineral Resources only.  The total Mineral Reserves for the Palmarejo District include the Palmarejo and Guadalupe deposits only.  There are no Mineral Reserves defined for the La Patria deposit at this time.  The separate Mineral Reserves for each deposit are detailed in Section 15 of this report.  Each ore body has been evaluated using the appropriate mining method and corresponding cut-off grades using metal prices of US$23.00/oz silver and US$1,220/oz gold.  Palmarejo Deposit Mineral Reserves were calculated using an open pit cutoff grade of 1.26 g/t AuEq and an underground cutoff grade of 2.36 g/t AuEq. Guadalupe Mineral Reserves were calculated using a cutoff grade of 2.43 g/t AuEq (there are no open pit Reserves at Guadalupe).

Table 1.2: Total Palmarejo District Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	4,459,600	2.30	182.0	329,950	26,090,800
Probable	6,877,600	1.62	139.0	358,170	30,727,260
Total	11,337,200	1.89	155.9	688,120	56,818,060

Metal prices used were $1,220 US per Au ounce, $23.00 US per Ag ounce
Includes Mineral Reserves for Palmarejo and Guadalupe deposits

Table 1.3 shows the remaining Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) exclusive of the Mineral Reserves. Coeur emphasizes that the following Mineral Resources have not demonstrated economic viability.

Table 1.3: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,626,500	1.78	145.2	93,260	7,593,880
Indicated	2,965,200	1.17	98.6	111,270	9,398,900
Meas. and Ind.	4,591,700	1.39	115.1	204,530	16,992,780
Inferred	10,571,400	1.80	82.2	611,660	27,928,190

Mineral Resources are in addition to Mineral Reserves and have not demonstrated economic viability
Cut-off grade for Palmarejo deposit: open pit 1.03 g/tAuEq, underground 1.92 g/tAuEq
Cut-off grade for Guadalupe deposit: underground only 1.98 g/tAuEq
Cut-off grade for La Patria deposit 1.12 g/tAuEq

1.5 Economic Analysis

The economic analysis for Palmarejo District was based on a cash flow model which included the following inputs:

•                  Mineral Reserves as of January 1, 2012;

•                  Silver and gold prices of $1,220/oz Au and $23.00/oz Ag;

•                  Metallurgical recovery for silver and gold based on actual process plant results obtained to date and reasonable assumptions for continuous process improvement over time;

•                  Smelting and refining costs based on LOM budget;

•                  Underground and open-pit mine production plans and schedules for Palmarejo and Guadalupe;

•                  underground and open pit mining, ore processing and general and administration (G and A) Operating costs based on LOM budget for Palmarejo and Guadalupe;

•                  Capital cost inputs including remaining construction, operating, sustaining and underground development capital for Palmarejo and Guadalupe;

•                  Royalty payments to Franco Nevada Corporation for 50% of the gold produced based on the agreed pricing mechanism; and

•                  Reclamation costs as outlined in Section 20 of this report.

Input parameters for ore and metal production, metallurgical recovery, capital and operating costs, and project schedule are based on current mine planning, detailed engineering, capital and operating cost updates and construction progress to date. The operating cost assumptions, metal prices, and process plant recoveries used for estimating open pit and underground reserves at Palmarejo and underground reserves at Guadalupe are summarized in Tables 1.4 and 1.5 (see Sections 21 and 22 for detailed costs and economic analysis).

Table 1.4: Palmarejo Operating Cost Estimates

Item	Unit	Value
Open Pit Mining	$/tonne mined	1.59
Underground Mining	$/tonne mined	40.09
Ore Processing	$/tonne ore	30.89
G & A - Open Pit and Underground	$/tonne ore	14.56
Incremental Tailings — Open Pit and Underground	$/tonne ore	0.37
Reclamation — Open Pit	$/tonne ore	0.20
Cut-off Grade - Open Pit - Internal	g/t AuEq	1.26
Cut-off Grade - Underground	g/t AuEq	2.36
Gold Price	$/oz	1,220.00
Silver Price	$/oz	23.00
Mill Recovery - Gold	%	93%
Mill Recovery - Silver	%	80%
Payable Metal - Gold	%	99.83%
Payable Metal - Silver	%	99.73%

Table 1.5: Guadalupe Mine Operating Cost Estimates

Item	Unit	Value
Underground Mining	$/tonne mined	40.09
Ore Processing	$/tonne ore	30.89
Ore Transport - Guadalupe to Palmarejo Mill	$/tonne ore	2.56
G & A	$/tonne ore	14.56
Incremental Tailings	$/tonne ore	0.37
Cut-off Grade - Underground	g/t AuEq	2.43
Gold Price	$/oz	1,220
Silver Price	$/oz	23.00
Mill Recovery - Gold	%	93%
Mill Recovery - Silver	%	80%
Payable Metal - Gold	%	99.83%
Payable Metal - Silver	%	99.73%

A summary of the economic analysis is shown in Table 1.6.  The production schedule is based on concurrent mining of the Palmarejo open pit and underground Mineral Reserves and the Guadalupe underground Mineral Reserves.

Table 1.6: Economic Analysis

	Unit	Palmarejo	Guadalupe
Mine Production
Open Pit Tonnes	tonnes	2,789,078
Ore Au Grade	g/t Au	1.03
Ore Ag Grade	g/t Ag	141.8
Underground Tonnes	tonnes	2,508,742	6,014,683
Ore Au Grade	g/t Au	3.16	1.74
Ore Ag Grade	g/t Ag	195.9	144.4
Stockpile	tonnes	24,729
Ore Au Grade	g/t Au	1.55
Ore Ag Grade	g/t Ag	185.0
Mill Throughput
Total Ore Processed	tonnes	11,337,232
Ore Grade Au	g/t Au	1.88
Ore Grade Ag	g/t Ag	155.2
Metallurgical Recovery Au	%	93%	93%
Metallurgical Recovery Ag	%	80%	80%
Payable Au	Oz Au	99.83%	99.83%
Payable Ag	Oz Ag	99.73%	99.73%
Revenue
Gold Price	$/oz	$1,220
Silver Price	$/oz	$23.00
Gross Revenue	$M	$1,818.5
Operating Costs
Open Pit Mining	$M	$88.8
Underground Mining	$M	$474.0
Milling/Processing	$M	$350.2
Smelting and Refining	$M	$20.7
G & A	$M	$165.1
Corporate Management Fee	$M	$39.7
Royalty Payments	$M	$70.5
Total Operating Cost	$M	$1,209.0
Cash Flow
Operating Cash Flow	$M	$612.0
Capital Expenditures	$M	$105.9
Royalty Payments	$M	$190.7
Reclamation	$M	$20.4
Total Cash Flow (Net Cash Flow)	$M	$253.3
Project NPV	$M	$183.3

As of January 1, 2012, the Mineral Reserves are estimated to generate a pre-tax net cash flow of $253.3 million based on future capital expenditure of $105.9 million as illustrated in Table 1.6 above.  The stated Mineral Reserves yield an estimated mine life of approximately nine years.

1.6 Conclusions and Recommendations

Palmarejo is an operating mining venture that has demonstrated positive cash flow.  The financial analysis and associated assumptions conducted for this report support the conclusion that the Palmarejo mine will continue to be profitable and generate acceptable returns over the life of the mine.

It is recommended, based on the Guadalupe Mineral Reserves and joint economic analysis with the Palmarejo Mine, that Coeur continue to advance the Guadalupe project.  Further work on Guadalupe will focus on optimization of mine designs and plans to maximize economic benefit of this addition to Palmarejo simultaneously as mine development work advances.

The Qualified Persons have visited the project sites and have reviewed all information regarding their relevant scopes of work (see Section 2). Data and assumptions used in the estimation of Mineral Resources and Mineral Reserves summarized in this report have been reviewed by the Qualified Persons, with reliance on other experts where appropriate (see Section 3), and they believe that the data are an accurate and reasonable representation of the Palmarejo silver-gold project.

It is the opinion of the Qualified Persons for this report that the Mineral Resource and Reserve estimates are based on valid data and are reasonably estimated using standard engineering practices. There are no known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo and Guadalupe Mineral Reserves.

SECTION 2 - INTRODUCTION

This Technical Report was prepared by or under the supervision of the Qualified Persons, for Coeur d’Alene Mines Corporation (Coeur), a publically-traded silver and gold mining company listed on the New York Stock Exchange as CDE, the Toronto Stock Exchange as CDM.  The report has been prepared to provide scientific and technical information on the continuing operations, development and exploration of the Palmarejo Mine and surrounding concessions controlled by Coeur Mexicana (Palmarejo District) in a manner that is in accordance with Canadian National Instrument 43-101 disclosure and reporting requirements.

Mine Development Associates (MDA) authored previous Technical Reports pertaining to the Palmarejo District for the prior owners, Bolnisi Gold NL (BSG) and Palmarejo Silver and Gold Co (PJO).  On December 21, 2007, Coeur acquired all of the outstanding stock of BSG, an Australian company listed on the Australian Stock Exchange, and PJO, a Canadian company listed on the TSX Venture Exchange.  The principal asset of BSG was its ownership of 72.8% of the outstanding common shares of PJO.  PJO, through its operating company Planet Gold S.A.de C.V., was engaged in the exploration and development of silver and gold properties located in Mexico.  Among those was the Palmarejo Project.  Section 27 details the sources of information used in the preparation of this report.

The Qualified Persons and contributors to this Technical Report are either senior members of Coeur’s corporate and technical staff or consultants retained to assist in preparing certain portions of the Technical Report.  The contributors are or have been involved with the mineral exploration and extraction activities conducted by Coeur in the Palmarejo District.

The Qualified Persons for this Technical Report are Donald J. Birak and Keith R Blair, Manager, Applied Geoscience LLC, Qualified Persons per NI43-101.  Mr. Birak is Coeur’s Senior Vice President— Exploration, and last visited the property from August 22nd to August 26th, 2011.  Mr. Blair (CPG) is a consulting geologist who was contracted to prepare Mineral Resource estimates for the Palmarejo, Guadalupe, and La Patria deposits and last visited site from July 27th to August 1st, 2011.  Mr. Blair is the Qualified Person for the resource estimates herein.  Mr. Birak is the Qualified Person for all other aspects of this report.

The information contained in this Technical Report is current as of January 1, 2012 unless otherwise noted.

SECTION 3 - RELIANCE ON OTHER EXPERTS

The authors of this report state that they are the Qualified Persons for those areas identified in the appropriate “Certificate of Qualified Person” attached to this report.  The authors may have relied upon, and believe there is a sound basis for reliance upon, the following experts and reports.

Open pit and underground mine designs, plans and schedules were prepared by mining engineers at the Palmarejo mine and at Coeur’s corporate office in Coeur d’Alene, Idaho.  Such planning is generally subject to internal checks and verification but no exhaustive verification process was conducted by the Qualified Person for this report.

Economic analysis and associated financial model inputs were calculated, chosen and used by planning and accounting staff at the Palmarejo mine and at Coeur’s corporate office in Coeur d’Alene, Idaho.  Such work is generally subject to internal checks and verification but no exhaustive verification process was conducted by the qualified person for this report.

Coeur has also relied on the drilling, interpretations, and results conducted by other experts (including AMEC and MDA).  The Qualified Person has not personally verified the work performed by AMEC to create a model of the historic mining at Palmarejo and relies on their expertise, noting that the volume of the void model is reasonable for depletion of the Palmarejo resource model.  The Qualified Persons have reviewed this information and drilling and sampling methods conducted by Coeur Mexicana and believe that the methods employed are sound and that the results and interpretations are accurate and within industry standards.

AMEC International (Chile) S.A., “Palmarejo Resource Modeling, Chihuahua, Mexico,” a private report for Coeur d’Alene Mines Corporation, February, 2008.

Outokumpu Pty Ltd., “Supaflo® Thickener Test Data Report S559TA”, private report for Intermet Engineering Technologies for the Palmarejo Project, July, 2005.

SGS, “Batch and Pilot Flotation on a Sample of Palmarejo Silver/Gold Ore, Lakefield Oretest Job Number 9632”; a private report for Bolnisi Gold NL, May, 2005.

SGS, “Pruebas Metalúrgicas Para Determinar la Susceptibilidad de Dos Muestras de Mineral a los Procesos de Lixiviación, Flotación y Concentración Gravimétrica”, Report No. SGS-49-08; a private report for Planet Gold, S.A. de C.V., November 11, 2008.

SGS, “Pruebas Metalúrgicas Para Determinar la Susceptibilidad de Cuatro Compositos de Mineral a los Procesos de Lixiviación, Flotación y Concentración Gravimétrica”, Report No. SGS-04-09; a prívate report for Coeur Mexicana, S.A. de C.V., March 06, 2009.

Pincock Allen & Holt PAH Consultants, “Mine Planning Exercise at the Coeur Palmarejo Mine, Mexico” PAH Project No. DE-00179, May, 2011.

SECTION 4 - PROPERTY DESCRIPTION AND LOCATION

4.1 Location

The Palmarejo District is located in the state of Chihuahua in northern Mexico, 420 kilometers by road southwest of the city of Chihuahua, the state capital (Figures 1.1 and 4.1).  The project lies in the Témoris mining district, part of the gold-silver belt of the Sierra Madre Occidental, about 15 kilometers northwest of the town of Témoris.

The project can be found on the Instituto de Nacional de Estadística, Geografía e Informática (“INEGI”) Ciudad Obregon geological sheet and the INEGI Chinipas de Almada topographic map and is centered on coordinates 27°23’ Longitude and 108°26’ Latitude.  The coordinate system used for all maps and sections in this report is the Universal Transverse Mercator (WGS 84) Zone 12 (Northern Hemisphere).

The Dirección General de Minas (General Mines Office) administers mining concessions in Mexico.  A legal survey (“Trabajos Periciales”) of the property was completed as part of the process of obtaining the original concessions.

Figure 4.1: Location of the Palmarejo District

4.2 Land Area

The Palmarejo mine area consists of approximately 12,253 hectares covered by mining concessions (Figure 4.2).  The Guadalupe project area is located entirely within this area of mining concessions and is contained within the San Carlos concession which consists of 160.0 hectares and is 100% owned by Coeur Mexicana.

Concessions totaling 32 and consisting of 12,204.10 hectares are 100% owned and registered by Coeur Mexicana (formerly Planet Gold) are listed in Table 4.1 and include:

(1) 3,852.51 hectares in the Trogan and Trogan Fracción concessions, the first tenements staked by Planet Gold to envelope all of the existing concessions in the immediate project area (the “original Trogan licenses”);

(2) The Ampliación Trogan, Ampliación Trogan Oeste, Trogan Norte 1, Trogan Norte 2, and Trogan Oeste licenses concessions totaling 7,145.51 hectares that are contiguous to the original Trogan licenses on the north, northeast, and west;

(3) The La Buena Fe Norte mining license concession covers approximately 98.09 hectares and was acquired by means of a lottery when the prior tenement holder defaulted on payment of taxes; and

(4) 1,013.51 hectares in 21 concessions purchased by Planet Gold within the original Trogan licenses that include the Palmarejo Resources described in following sections.

(5) 94.48 hectares in 3 concessions purchased by Coeur Mexicana in 2011 from Azteca Gold. The acquisition in described below as the Guerra al Tirano agreement.

As shown in Table 4.2, three concessions totaling 49 hectares are partially owned by Coeur Mexicana (formerly Planet Gold), including 50% of the Camila claim of 43.77 hectares, and 60% of the Carrizo claims.

Table 4.1: Mining Concessions Owned 100% by Coeur Mexicana

Concession	Title Number	Area (has.)	Expiration Date
Trogan	221490	3844.54	Feb 18, 2054
Trogan Fracción	221491	7.97	Feb 18, 2054
Ampliación Trogan	224118	703.23	Apr 07, 2055
Ampliación Trogan Oeste	225223	1699.99	Aug 04, 2055
Trogan Norte 1	225278	1024.00	Aug 11, 2055
Trogan Norte 2	225279	1019.22	Aug 11, 2055
Trogan Oeste	225308	2699.07	Aug 15, 2055
La Buena Fe Norte	226201	98.09	Nov 30, 2055
Caballero Azteca	209975	5.05	Aug 30, 2049
Carmelita	209976	5.34	Aug 30, 2049
El Risco	210163	24.00	Sep 09, 2049
La Aurelia	209541	10.00	Aug 02, 2049
La Mexicana	212281	142.14	Sep 28, 2050
Lezcura	210479	14.55	Oct 07, 2049
Palmarejo	164465	52.08	May 08, 2029
San Carlos	188817	160.00	Nov 28, 2040
Santo Domingo	194678	15.37	May 06, 2042
Unificación Huruapa	195487	213.78	Dec 13, 2039
La Moderna	225574	75.86	Sep 22, 2055
Los Tajos	186009	2.70	Dec 13, 2039
La Estrella	189692	59.59	Dec 4, 2040
Virginia	214101	12.09	Aug 9, 2051
La Buena Fe	188820	60.00	Nov 28, 2040
Ampliación La Buena Fe	209648	40.87	Aug 2, 2049
La Victoria	210320	76.09	Sep 23, 2049
Patria Vieja	167323	4.00	Nov 2, 2030
Nueva Patria	167281	11.00	Oct 29, 2030
Maclovia	167282	6.00	Oct 29, 2030
San Juan de Dios	167322	23.00	Nov 2, 2030
Unificación Guerra al Tirano	170588	27.45	Jun 2, 2032
Reyna de Oro	198554	27.18	Nov 25, 2043
Tres de Mayo	187906	39.86	Nov 22, 2040
Total		12,204.11

Table 4.2: Mining Concessions Partially Owned by Coeur Mexicana

Concession	Title Number	Area (has.)	Expiration Date	Ownership
Camila	220801	43.77	Oct 7, 2053	50%
Carrizo Anexas	167284	1.00	Oct 29, 2030	60%
El Carrizo Anexas	167283	4.00	Oct 29, 2030	60%
Total		48.77

Figure 4.2: Property Map of the Palmarejo District

4.3 Agreements and Encumbrances

Unless otherwise noted, signed copies of the agreements summarized below have been reviewed. The terms and conditions reported below accurately reflect the executed documents reviewed.

Corporación Minera de Palmarejo S.A. de C.V. Agreement

A lease and option to purchase agreement between Planet Gold and Corporación Minera de Palmarejo, S.A. de C.V. (“CMP”) represented by Mr. Ruben Rodriguez Villegas, for concessions totaling 642.31 hectares (Table 4.3) was signed on June 26, 2003.  The concessions correspond to the core of the Palmarejo and Guadalupe projects.  The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet Gold an exclusive five-year exploration right over the project in exchange for cash payments, including $20,000 on signing and nine escalating semi-annual payments totaling $ 385,000. When these obligations were fulfilled (or before if convenient for the company), Planet Gold could acquire a 100% interest in the concessions by making a payment of $ 115,000 by the end of five years from the effective date of the agreement. Planet Gold exercised the option on April 6, 2005 and all the claims were transferred to Planet Gold.

Table 4.3: CMP Agreement Concessions

Concession	Title Number	Area (has.)	Expiration Date
Caballero Azteca	209975	5.05	Aug 30, 2049
Carmelita	209976	5.34	Aug 30, 2049
El Risco	210163	24.00	Sep 09, 2049
La Aurelia	209541	10.00	Aug 02, 2049
La Mexicana	212281	142.14	Sep 28, 2050
Lezcura	210479	14.55	Oct 07, 2049
Palmarejo	164465	52.08	May 08, 2029
San Carlos	188817	160.00	Nov 28, 2040
Santo Domingo	194678	15.37	May 06, 2042
Unificación Huruapa	195487	213.78	Dec 13, 2039
Total		642.31

Aldo Arturo Aguayo Dozal Agreement

On July 7, 2003, an application for the Trogan concession was filed with the Chihuahua Informe Pericial.  This application was configured to surround the Palmarejo District area and other properties of interest along major northwest- and west-northwest-trending structures; the initial application covered about 16km in a northwest-southeast direction and three to five kilometers in a northeast-southwest direction.  From the application, the Trogan and Trogan Fraccion mining concessions (Table 4.1) were granted in the name of Aldo Arturo Aguayo Dozal, a Mexican employee of Planet Gold, on February 19, 2004. On October 15, 2004, Aldo Arturo Aguayo Dozal transferred all rights to the Trogan and Trogan Fraccion mining concessions to Planet Gold for a nominal sum.

Carmen Breach Valenzuela Agreement

A lease and option to purchase agreement between Planet Gold and Carmen Breach Russo Viuda de Valenzuela (“Mrs. Breach Valenzuela”), the heir of the late Sr. Francisco Jacobo Valenzuela (“Mr. Valenzuela Breach”), for concessions totaling 31.23 hectares (Table 4.4) was signed on October 9, 2003. The concessions lie in three discrete areas within the broader project region.  The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet Gold an exclusive four-year exploration right over the project in exchange for cash payments, including $25,000 on signing and seven escalating semi-annual payments totaling $205,000. When these obligations were fulfilled, Planet Gold could acquire a 100% interest in the concessions by making a payment of $70,000 by the end of four years from the effective date of the agreement.

All contractual obligations and cash payments have been completed and the transfer of rights to Coeur Mexicana for tenements Patria, Nueva Patria, Maclovia and San Juan de Dios has been accomplished.

Table 4.4: Carmen Breach Valenzuela Agreement Concessions

Name	Title Number	Area (has.)	Concession Type	Expiration Date
Patria Vieja	167323	4.0000	Mining	November 2, 2030
Nueva Patria	167281	11.0000	Mining	October 29, 2030
Maclovia	167282	6.0000	Mining	October 29, 2030
San Juan de Dios	167322	5.23	Mining	November 2, 2030
Carrizo Anexas	167284	1.0000	Mining	October 29, 2030
El Carrizo Anexas	167283	4.0000	Mining	October 29, 2030
Total		31.23

Mrs. Breach Valenzuela currently is the registered owner of 60% of the El Carrizo Anexas and Carrizo Anexas concessions; Mrs. Breach Valenzuela needs to complete a transfer of rights to the remaining 40% ownership before Coeur Mexicana can hold an option on 100% of the two concessions. In addition, the registry of the San Juan de Dios needs to be updated to reflect the death of Mr. Breach Valenzuela and the transfer of 100% of the rights to Mrs. Breach Valenzuela.

Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement

A lease and option to purchase agreement between Planet Gold and Messrs. Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo for concessions totaling about 101 hectares (Table 4.5) was signed on April 20, 2004. The agreement, which could have been terminated with 30 days notice by Planet Gold, granted Planet Gold an exclusive four-year exploration right over the concessions in exchange for cash payments, including $12,800 on signing and seven escalating semi-annual payments totaling $102,800. When these obligations were fulfilled, Planet Gold could acquire a 100% interest in the concessions by making a payment of $80,000 by the end of 4.5 years from the effective date of the agreement.

All of the contractual obligations and cash payments have been completed and the La Buena Fe claim has been transferred to Planet Gold, while the Ampliación La Buena Fe claim is being under revision by a mistake made by the authority.

Table 4.5: Ricardo Rodriguez Lugo and Joaquin Rodriguez Lugo Agreement Concessions

Name	Title Number	Area (has.)	Concession Type	Expiration Date
La Buena Fe	188820	60.0000	Mining	November 28, 2040
Ampliacion La Buena Fe	209648	40.8701	Mining	August 2, 2049
Total		100.8701

Francisco Yanez Medina Agreement

Under the terms of a purchase agreement between Planet Gold and Francisco Yanez Medina signed on September 14, 2004, Planet Gold purchased the La Moderna exploration concession (Table 4.1) for $12,000.  The exploration concession was scheduled to expire on September 29, 2004, but Planet Gold filed an application to elevate it to an exploitation concession; an exploitation title was granted on September 23, 2005.

Arturo Perea Saenz Agreement

Palmarejo Silver and Gold acquired a 100% interest in the Los Tajos mining concession (Table 4.1) from Arturo Perea Saenz for $25,000 on April 21, 2005.

Eva Alicia Fontes Manriquez and Jim Max Patterson Campbell Agreement

Planet Gold signed a lease and purchase option agreement with Eva Alicia Fontes and her husband on the La Victoria license on May 5, 2005 (Table 4.6).  Under this agreement, Planet Gold held a three-year exploration right for escalating semi-annual payments totaling US$180,000.  On or before the conclusion of the three-year period, Planet Gold retained the right to purchase 100% ownership of the concession for an additional $120,000.

All of the contractual obligations and cash payments have been completed and the La Victoria claim has been transferred to Coeur Mexicana.

Table 4.6: James Patterson Agreement Concessions

Name	Title Number	Area (has.)	Concession Type	Expiration Date
La Victoria	210320	76.0883	Mining	23 Sep. 2049
Total		76.0883

Ruben Walterio Rascon Tapia Agreement

Planet Gold signed a purchase agreement with Mr. Ruben Walterio Rascon Tapia for the La Estrella mining concession on February 17, 2004.  The purchase price was $500,000, including a $150,000 payment in May 2006, five $25,000 payments every four months thereafter, and a final payment of $225,000 24 months after the May 2006 payment.

The contractual obligations had been fully covered and the La Estrella claim was transferred to Planet Gold.

Maritza Rascon Serrano Agreement

Planet Gold signed a purchase agreement with Mrs. Maritza Rascon Serrano for the Virginia mining concession on May 16, 2006.  The purchase price was $625,000, including $300,000 upon execution of the agreement, five payments of $25,000 every four months thereafter, and a final payment of $200,000 24 months after the initial payment.

The contractual obligations had been fully covered and the Virginia claim has been transferred to Planet Gold.

Mr. Francisco Hernandez Rochin Agreement

Planet Gold signed a transfer agreement with Mr. Francisco Herandez Rochin on December 6, 2005 for 50% of the Camila claim which comprises approximately 43 ha.  This claim is located outside of any areas of active exploration and operations being conducted by Coeur Mexicana.  The remaining 50% is owned by Mr. Simon Trejo Rascon.

Azteca de Oro Agreement

A purchase agreement between Coeur Mexicana and Azteca de Oro y Plata, for concessions totaling 94.48 hectares (Table 4.7) was signed on October 10, 2011. The concessions constitute the core of the Guerra al Tirano project, which is located at the south central area within the Trogan block.  The agreement transfer 100 % of the mining rights in exchange for a cash payment of $ 1,200,000 on signing, plus a royalty of 2% NSR. Coeur Mexicana can acquire at any time up to 1.5 % of the NSR, at a fixed price of $ 750,000.

The contractual obligations and cash payment have been completed and the transfer of rights to Coeur Mexicana for tenements Unificación Guerra al Tirano, Reyna de Oro and Tres de Mayo, has been accomplished.

Table 4.7: Azteca de Oro Agreement Concessions

Name	Title Number	Area (has.)	Expiration date
Unificación Guerra al Tirano	170588	27.45	Jun 2, 2032
Reyna de Oro	198554	27.18	Nov 25, 2043
Tres de Mayo	187906	39.86	Nov 22, 2040
Total		94.48

4.4 Title Opinion

Garcia-Jimenez (2006b) provided an opinion as to the title and status of the concessions listed in Tables 4.1, 4.2, 4.3, 4.4, 4.5, and 4.6, with exception of the three claims of Guerra al Tirano, which were acquired in 2011. This opinion updated the previous title opinion (Garcia-Jimenez, 2006a). Garcia-Jimenez (2006b) found that the concessions “(a) are valid, enforceable and in good standing; and (b) such mining concessions and the rights derived there under are free and clear of all liens, mortgages, claims, encumbrances and security interests of any kind or nature” with the provisos that:

(1) Registration corrections to the Carrizo and Carrizo Anexas concessions are needed, as discussed above; and

(2) Surface tax payments were not verified.

Garcia-Jimenez (2006b) also noted that, “the Mexican Mining Law was amended by a Congress Decree dated February 22, 2005, published at the Official Daily of the Federation on April 28, 2005 and according to said amendment now there exist only mining concessions valid for a period of fifty years. All existing exploration and exploitation concessions have been converted into mining concessions expiring fifty years from the date they were originally granted. The information (type of concession and expiry dates) mentioned in this legal opinion reflects the amended Mexican Mining Law.” This report has been updated to reflect this change to the Mining Law of Mexico.

4.5 Ejido Agreements

Exploration Ejido Agreements

In addition to the lease and option to purchase agreements described above, Coeur Mexicana obtained initial exploration agreements that allow surface disturbance for the purpose of conducting exploration activities from four ejidos, or surface-owner councils, that covered the Planet Gold land holdings.  The project area is under the jurisdiction of each of these four councils, which include the Palmarejo, Guazapares, Guerra al Tirano, and Agua Salada ejidos.  Agreements with the Palmarejo, Guazapares, and Guerra al Tirano ejidos were effective through November 2009, while the Agua Salada, agreement was effective through September 2010. These agreements allowed Coeur Mexicana to carry out exploration on the ejido ground in exchange for paying nominal sums determined by the areas of disturbance associated with the construction of new roads, drill pads, etc.  As part of their public relations program with the local inhabitants, Coeur Mexicana also granted certain specific requests by the ejidos above those commitments contained in the agreements.

Surface Use Ejido Agreements

Subsequent to the exploration ejido agreements described above, Coeur Mexicana executed agreements with the Guazapares,  Palmarejo and Agua Salada ejidos covering surface activities involved with the exploration, exploitation, and processing of mineral deposits, the construction of all necessary mining and processing facilities, and the undertaking of mining operations, in return for annual rental payments.

The annual rental payment to the Guazapares ejido is $17,500 and annual rent to the Palmarejo ejido is $25,000.  The agreements were signed on October 16, 2005 and October 30, 2005, respectively, and are effective for 15 years with an option for the company to extend the terms for an additional 15 years.  The Palmarejo ejido agreement was modified in 2010 to include additional right of way authorizations. As a result, the annual rent was increased to about $45,000.  Signed copies of these agreements were reviewed by MDA and concluded that in respect of the agreements, the terms and conditions reported herein accurately reflect the executed documents reviewed.  Planet Gold also negotiated a similar agreement with the Agua Salada ejido on November 20, 2005, in return for annual rent of $3,560.

These agreements are registered with the Agrarian National Registry, and there are no known title concerns that would affect the development or operation of the mine.

Further Exploration Area Ejido Agreements

In October 2008, Planet Gold entered into an agreement with Guazaparez ejido for land use in the Guadalupe/Los Bancos area.  An annual rent of $50,000 is paid to the ejido for the use of 372.8 hectares during a renewable 4-year term.  In 2009 a contract modification with the Guazapares ejido was finalized assuring Coeur Mexicana the use of 643.7 hectares for the planned mining activities at Guadalupe as outlined in this report.  This mining agreement has a six year term and is renewable, and raised the annual rent to $85,000.  The company has also obtained complete control of part of the rented area by paying compensation to some land-holding ejidatarios.

On August 16, 2010, Coeur Mexicana signed with the Guerra al Tirano ejido a 4-year exploration agreement on 69.7 hectares covering the La Patria project.

In October 2011, Coeur Mexicana acquired the Guerra al Tirano Project from Azteca de Oro, and also was included a separate agreement in which Azteca de Oro transferred to Coeur Mexicana the ejido agreement for the use of the surface land with the Guerra al Tirano ejido.  This agreement was originally executed in February 2007, and provides for an annual rent payable to the ejido during the exploration phase for the use of 94.48 hectares for approximately US $8,000.  After the exploration phase, the annual rent will be increased in several stages, up to a maximum of approximately US$80,000 per year, after the 6th year of production.  There is no expiration date.

4.6 Property Rights Summary Statement

All mineral and surface rights required to operate the Palmarejo Mine as presented in this Technical Report have been secured, subject to the conditions described above. This includes rights to property that encompass all Mineral Resources and Reserves discussed in this report, and all present and planned mine workings and related facilities, including mine workings, tailings storage facility, water impoundments, mined rock storage facilities, ore processing and tailings storage facilities, and ancillary site facilities for the Palmarejo mine site.

There are no other royalties, rights, payments, encumbrances or obligations affecting the project other than those presented in this report. There are no known environmental issues relevant to the project other than those discussed in Section 22 of this report.

SECTION 5 - ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Accessibility

Access to Palmarejo from the city of Chihuahua, in the state of Chihuahua, Mexico is via paved Highways 16 and 127 to the town of San Rafael. From San Rafael travel is by gravel road to Témoris, and finally to Palmarejo.  Approximate total driving time is 7 hours from Chihuahua. Construction of 40 km of additional paved road is currently being carried out by the Chihuahua State Government between San Rafael and Bahuichivo, as part of the Chihuahua-Sinaloa road project. The Chihuahua-Pacifico rail service operates between Chihuahua and Los Mochis (Topolobampo seaport) on the southwest coast of Mexico. Two passenger trains and one freight train operate daily between these cities. Estación Témoris rail station is located 10 km south from the town of Témoris. Access from Témoris to Palmarejo is along 35 km of company-maintained gravel road, an extension of Highway 127, that continues on through to Chinipas (Gustin and Prenn, 2007).

5.2 Climate

The climate of the area is moderate. Average maximum temperature is about 34°C, with an average minimum temperature of about 5°C. Rainfall occurs mainly in the summer months, with an average annual precipitation of about 800 mm (Gustin and Prenn, 2007). The climate poses no significant impediments to current work in the area and all anticipated exploration and operations activities can be conducted year round.

5.3 Local Resources and Infrastructure

The Palmarejo area has moderately well developed infrastructure and a local work force familiar with mining operations.  Approximately four to five thousand inhabitants reside within a one-hour drive, on all-weather compacted dirt roads, of the project (Skeet, 2004a). Chinipas and Temoris are the two nearest towns, both with an estimated population of approximately 1,600 inhabitants (according to 2005 census data). The small village of Palmarejo lies immediately northwest of the Palmarejo District area and, according to the 2010 census, has a population of about 430 (census data fromwww.inegi.org.mx, viewed January, 2011).  Many of the workers are employees at the mine and live in these three, nearby communities.

The Chihuahua-Pacifico railway connects Chihuahua with Los Mochis, located on Mexico’s western coast in the state of Sinaloa.  Passenger and freight trains pass along this railway daily. The Estación Témoris rail station is about 45 km from Palmarejo by gravel road.  Light aircraft airstrips are located in both Témoris and Chinipas, and in 2011 an airstrip was built in Palmarejo to service the mine.

The Palmarejo Mine site was serviced with a 33,000-volt power line supplied by the Comisión Federal Electricidad (CFE), the Mexican federal power authority. An additional 115-kV high voltage line was constructed from the Divisadero substation to the Palmarejo Mine site during 2009, and the Palmarejo mine, plant and all other electrical load is now connected to this grid.  The same 115-kV high voltage line is within 7 kilometers of the Guadalupe project and excess capacity exists on this line to supply the estimated 2.5 MW of power needed for Guadalupe.

The state road between San Rafael and Palmarejo was initially upgraded in late 2007 for the mobilization of equipment and construction materials. This is an on-going activity as Coeur has permanent maintenance crews working on the road. A joint project between the Chihuahua and Sinaloa State Governments to build a paved road between San Rafael (Chihuahua) and Choix (Sinaloa) is currently underway.

Water for the Palmarejo mine is obtained from a variety of sources.  As of 2011 the primary water for milling is recycled from the tailings dam and from the Fresh Water Diversion Dam (FWDD).  When needed, additional make-up water, is either pumped from the Chinipas river infiltration gallery, from a shallow water well located in Agua Salada, or from the FWDD and piped to site via a 17 km pipeline.  Water for domestic use is also obtained from the FWDD and hauled to the camps by truck load (10,000 L tanks on flatbed trucks) Water from the FWDD is also pumped to the underground mine for drilling and dust suppression, or to the plant for make-up water.

Fresh water for the Guadalupe Mine is planned to come from a combination of sources which includes surface water in nearby arroyos and the FWDD.  Water will also be collected in sumps constructed in the underground mines and clarified for recycling in the underground system.

The infrastructure for the Palmarejo mine is complete and the mine is operating and processing ore 24 hours per day 7 days per week.  The Guadalupe project will be run as a satellite operation of the Palmarejo mine and much of the existing infrastructure at Palmarejo will support the Guadalupe mine and material processing.

The first phase of the Palmarejo Final Tailings Dam (FTD) was completed in 2010 to the 790 meter elevation and started accepting tailings since the fourth quarter of 2010. The second phase of the Final Tailings Dam was completed in August of 2011 to the 800 meter elevation. Currently, the engineering department is working on the third phase that will go to the 810 meter elevation and is expected to be completed by May of 2012. The FTD crest will be continued to be built up over a three year period to the final design crest elevation 825 meters above sea level in 2014. The construction of the Environmental Control Dam (ECD) which is directly below the FTD and the construction of the FWDD were completed in 2009 and are currently in use.

5.4 Physiography and Vegetation

The Palmarejo District is located on the western flank of the Sierra Madre Occidental, a mountain range that comprises the central spine of northern Mexico. The Sierra Madre Occidental trends north-northwest and is composed of a relatively flat-lying sequence of Tertiary volcanic rocks that forms a volcanic plateau. This volcanic plateau is deeply incised in the Palmarejo-Trogan project area, locally forming steep-walled canyons. The Sierra Madre Occidental gives way in the west to an extensional terrain that represents the southward continuation of the Basin and Range Province of the western United States, and then to the coastal plain of western Mexico. The property lies at the boundary of the volcanic plateau and Mexican Basin and Range Province (Gustin and Prenn, 2007).

The elevation of the current Palmarejo mining area is about 1,150m above sea level, and the area is hilly to mountainous (Figure 5.1), with densely vegetated, steep-sided slopes with local stands of cacti. Conifers occur at high elevations, while oak trees, cacti, and thorny shrubs dominate the vegetation at low levels. Local ranchers and farmers graze cattle and grow corn and other vegetables on small-scale plots.

Figure 5.1: Overview of the Palmarejo Area

(Looking North-Northwest - October, 2010)

The elevation of the Guadalupe development project is about 1,300m above sea level.  The area is hilly to mountainous (Figure 5.2), with densely vegetated, steep-sided slopes with local stands of cacti. Conifers occur at high elevations, while oak trees, cacti, and thorny shrubs dominate the vegetation at low levels. Local ranchers and farmers graze cattle and grow corn and other vegetables on small-scale plots.

Figure 5.2: Overview of the Guadalupe Area

(Looking North)

Surface rights controlled by Coeur Mexicana are sufficient to support current and anticipated mining, ore processing and exploration activities in the Palmarejo property.  Adequate power, water and personnel exist for all current and planned activities.

SECTION 6 - HISTORY

6.1 Exploration and Mining History

The Palmarejo District area lies within the Témoris Mining District. Silver and gold production from the district, though poorly documented, has a long, intermittent history dating from Spanish colonial exploitation in the 1620’s.  Although local miners claim that mines such as Todos Santos, La Patria, Carmelite, and Guadalupe have been worked for over 100 years, there are no known detailed records of their past production, and they are now abandoned. Many small adits and superficial workings along the district’s two main mineralized structural trends, the Virginia and Guadalupe trends, attest to past mining activity.

Spaniards may have mined high-grade near-surface ores at Palmarejo in the 1600s, although written reports state that the deposit was discovered in 1818.  Small-scale production is reported intermittently through 1881, when a stamp mill was constructed at the mine site.  The mine was purchased by the British company Palmarejo Mining Co. in 1886; the company was later renamed Palmarejo and Mexican GoldFields, Ltd. (“PMG”). From 1890 to 1892, PMG constructed a mill located two miles east of Chinipas, an aqueduct for power, and a railroad from the mine site to the mill.  PMG operated the Palmarejo mine through 1910.

There are no production records for the early period of mining at Palmarejo prior to 1909. McCarthy, a mining engineer hired by PMG to examine the mine in some detail and evaluate its future prospects, provides an “approximate estimate of the ore that has been taken out and milled in the past history of the mine” (McCarthy, 1909). He further notes that, “[t]his necessarily must be but an approximation owing to the want of proper records and plans, but which I believe to be correct within reasonable limits.” McCarthy estimated the cumulative strike length of the old stopes and multiplied it by average dip lengths and widths of the stopes at La Prieta and La Blanca. These crude calculations resulted in an estimate of 562,000 short tons mined from the La Prieta vein and 175,000 short tons from the La Blanca vein, the two, main precious metal mineralization-controlling geologic structures, up to 1909 (McCarthy, 1909).

Following recommendations outlined by McCarthy (1909), production from Palmarejo was halted, extensive developmental work was completed to ready the mine for renewed production, and a new mill was emplaced.  PMG never resumed production due to the onset of the Mexican Revolution. The exact tonnage removed from Palmarejo as part of the development recommended by McCarthy is not known.  McCarthy recommended 4,444m of development work, which is reported to have been completed.  Assuming average dimensions of this development of 2m x 2m, which is consistent with information supplied by Jorge Cordoba (General Director of Operations at Palmarejo for Minas Huruapa, S.A. de C.V.; pers. comm. to Stuart Mathews, Coeur Mexicana General Manager and Vice President, 2007), McCarthy’s recommendations would entail mining a total of about 46,000 tonnes.  While this tonnage was mined for developmental reasons, essentially all of it is within modeled mineralization.

Production at Palmarejo was resumed by Minas Huruapa, S.A. de C.V. (Huruapa) during the period from 1979 to 1992. Huruapa mined ore previously developed according to McCarthy’s recommendations.  Records newly provided by Jorge Cordoba, General Director of Operations for Huruapa at Palmarejo, indicate that Huruapa mined 168,352 tonnes of ore grading 297 g Ag/t and 1.37 g Au/t (Table 6.1). A three-dimensional void model to account for historic mining was constructed by Coeur and its consultants in 2007 and 2008, and the resultant tonnes and grade were subtracted from the Palmarejo deposit resources and reserves reported herein (see Section 14).

Table 6.1: Minas Huruapa S.A. de C.V. Production at Palmarejo Mine: 1979 to 1992

(provided by Jorge Cordoba, pers. comm. 2007)

		Mined Grade
Year	Tonnes	g Au/t	g Ag/t
1979	735	0.24	142
1980	7,455	0.79	201
1981	12,383	1.49	275
1982	10,459	1.69	436
1983	11,500	1.59	335
1984	12,562	1.83	345
1985	12,991	1.41	317
1986	12,712	1.50	317
1987	13,708	1.10	260
1988	14,410	1.10	280
1989	12,889	1.00	258
1990	17,782	1.20	289
1991	18,186	1.30	269
1992	10,580	1.50	302
Totals	168,352	1.37	297

Historic reports of mining at Guadalupe suggest that approximately 3,700 tonnes of material grading 458 g Ag/t were mined from that area.  Three-dimensional models of historic workings at Guadalupe and at La Patria were developed and the resultant tonnes and grade removed from the resources and reserves stated herein (see Section 14).

The La Currita mine, located in the Guadalupe area, produced at a rate of about 100 tons per day from 1985 to 1998.  The silver-gold ore from the mine was processed at a 150-tons-per-day flotation mill that also received ore from other area mines (Laurent, 2004); production ceased at La Currita due to low metals prices.  According to Laurent (2004), Kalahari Resources undertook exploration drilling at La Currita in 1991, while Silver Standard Resources Inc. completed additional drilling in 1998.

High-grade gold-silver shoots at the Guerra-al-Tirano, La Virginia, and San Juan de Dios prospects were being mined intermittently by local miners until quite recently.  These small underground mines did not use modern mining practices, with little grade control or constant production rates (Laurent, 2004).  Ore was trucked to a mill near the town of Los Llanos for flotation, with the concentrate sent for refining in Torreon, Coahuila.

Other than the drilling at the La Currita mine mentioned above, the only other drilling known to have been completed within the Palmarejo property prior to that of Planet Gold is referred to by McCarthy (1909).  McCarthy refers to five diamond-drill core (“core”) holes drilled from stations in the underground workings at Palmarejo.

6.2 Historic Resource Estimates

Several estimates in respect to mineralization at the Palmarejo mine were completed between 1909 and 1996.  There are insufficient details available on the procedures used in these estimates to permit Coeur to determine that any of the estimates meet modern regulatory standards, and none of the estimates include a classification.  Accordingly, the resource figures are presented here merely as an item of historical interest with respect to the exploration target and should not be construed as being representative of actual Mineral Reserves or Resources reported herein.

Table 6.2 shows mineral inventory estimates, consisting of mineralized material lying between workings existing at the time, prepared by or for some of the companies who have been involved with the Palmarejo mine from 1909 to 1996.  No drilling data are known to have been used for any of these calculations. The use of the term “reserve” in Table 6.2 is not consistent nor necessarily compliant with Canadian National Instrument 43-101.  They are included herein as a matter of historical reference only and have no bearing on the Mineral Reserves stated herein.

Table 6.2: Pre-Planet Gold Estimates of “Reserves” for the Palmarejo Mine

(From Beckton, 2004a)

			Grade		Ounces
Estimator	Date	Tonnes	g Au/t	g Ag/t	Au Oz	Ag Oz
E.T. McCarthy	1909	615,000	?	559	?	11,054,180
W.D. Hole	1919	446,142	3.0	407	43,175	5,838,578
Garcia y Cisneros	1969	189,000	3.4	482	20,662	2,929,196
E.T. Knight	1975	416,000	2.5	428	33,440	5,725,016
San Luis	1978	150,014	2.8	356	13,506	1,717,202
Minas Huruapa	1990	124,139	2.4	294	9,574	1,176,898
San Luis	1996	120,407	1.6	231	6,194	894,341

6.2.1 NI 43-101 Compliant Mineral Resource Estimates

NI 43-101-compliant resources for the Palmarejo Project, using data from 106 reverse circulation (“RC”), 11 core holes, and underground channel samples, were reported in the 2004 Palmarejo technical report (Gustin, 2004).  The resource estimate was completed by MDA for Bonita Capital in December 2004 (Table 6.3).

Table 6.3: Palmarejo 2004 Silver and Gold Resources

Classification	Tonnes	Au g/t	Ag g/t	Au Ounces	Ag Ounces
Inferred	20,900,000	1.75	190.6	1,176,000	128,300,000

Based on a cutoff grade of 1.0 g/t AuEq. AuEq=Au+Ag/65 based on US$375/oz Au and US$5.77/oz Ag

The Palmarejo resource estimate was updated in October, 2005 using a database comprised of 291 RC holes, 21 core holes, and 40 core continuations of RC holes (Gustin, 2005; Table 6.4).

Table 6.4: Palmarejo 2005 Silver and Gold Resources

Measured Resources

Au-equiv. Cutoff [1]	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
1.0	4,400,000	1.63	230,000	218	30,840,000
1.5	3,500,000	1.98	221,000	259	29,070,000
2.0	2,800,000	2.35	211,000	302	27,230,000
2.5	2,300,000	2.73	202,000	345	25,500,000
3.0	1,900,000	3.12	192,000	388	23,930,000
3.5	1,700,000	3.47	185,000	426	22,670,000

Indicated Resources

Au-equiv. Cutoff [1]	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
1.0	5,400,000	1.52	265,000	225	39,310,000
1.5	4,200,000	1.89	256,000	272	36,740,000
2.0	3,300,000	2.33	245,000	323	34,050,000
2.5	2,600,000	2.79	234,000	378	31,680,000
3.0	2,100,000	3.27	223,000	433	29,620,000
3.5	1,800,000	3.68	215,000	482	28,070,000

Inferred Resources

Au-equiv. Cutoff [1]	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
1.0	10,600,000	1.40	477,000	196	66,470,000
1.5	8,100,000	1.75	454,000	237	61,540,000
2.0	6,200,000	2.18	431,000	283	56,090,000
2.5	4,800,000	2.64	409,000	331	51,300,000
3.0	3,800,000	3.20	388,000	385	46,640,000
3.5	3,100,000	3.77	370,000	438	42,970,000

1 Au-equiv. = Au grade + Ag grade/65 and is reported as g/t based on a gold price of US$375 per ounce and a silver price of US$5.77 per ounce; no recovery factor applied.

The Palmarejo resources were updated again in May, 2006 using 527 RC holes, 117 core holes, and 88 core continuations of RC holes, for a total of over 126,000m (Gustin, 2006; Table 6.5).

Table 6.5: Palmarejo 2006 Silver and Gold Resources

MEASURED RESOURCES

Au-equiv./t Cutoff [1]	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
0.8	5,400,000	2.22	384,000	200	34,600,000
1.0	4,900,000	2.40	379,000	216	34,110,000
1.5	3,900,000	2.91	365,000	260	32,690,000
2.0	3,300,000	3.37	353,000	299	31,380,000
2.5	2,800,000	3.76	343,000	332	30,300,000
3.0	2,500,000	4.12	333,000	362	29,260,000
3.5	2,300,000	4.46	325,000	388	28,300,000

INDICATED RESOUURCES

Au-equiv./t Cutoff [1]	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
0.8	9,100,000	2.00	587,000	186	54,660,000
1.0	8,200,000	2.19	577,000	204	53,750,000
1.5	6,400,000	2.69	550,000	250	51,270,000
2.0	6,000,000	3.12	520,000	290	49,140,000
2.5	4,500,000	3.51	508,000	326	47,200,000
3.0	3,900,000	3.88	491,000	359	45,390,000
3.5	3,500,000	4.24	475,000	390	43,690,000

INFERRED RESOURCES

Au-equiv./t Cutoff [1]	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
0.8	4,000,000	1.31	169,000	138	17,930,000
1.0	3,400,000	1.50	162,000	160	17,290,000
1.5	2,300,000	1.98	147,000	213	15,850,000
2.0	1,800,000	2.41	137,000	259	14,760,000
2.5	1,400,000	2.80	129,000	301	13,870,000
3.0	1,200,000	3.19	122,000	342	13,080,000
3.5	1,000,000	3.57	116,000	380	12,390,000

1 Au-equiv. = Au grade + (Ag grade  /  55) and is reported in g/t metric units.  Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected metallurgical recoveries.

The Palmarejo resources were updated again in September, 2007 using 527 RC holes, 205 core holes, and 88 core continuations of RC holes, for a total of over 126,372m (Gustin and Prenn, 2007; Table 6.6).

Table 6.6: Palmarejo 2007 Silver and Gold Resources; September 2007

PALMAREJO MEASURED RESOURCES

Au-equiv./t Cutoff [1]	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	5,100,000	197	32,520,000	2.22	367,000
1.0	4,700,000	213	32,040,000	2.41	363,000
1.5	3,700,000	257	30,660,000	2.93	349,000
2.0	3,100,000	297	29,380,000	3.41	337,000
2.5	2,700,000	330	28,340,000	3.81	327,000
3.0	2,400,000	360	27,330,000	4.19	318,000
3.5	2,100,000	387	26,440,000	4.53	310,000

PALMAREJO INDICATED RESOURCES

Au-equiv./t Cutoff [1]	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	8,800,000	184	52,390,000	2.01	571,000
1.0	7,900,000	202	51,500,000	2.20	560,000
1.5	6,100,000	249	49,070,000	2.71	534,000
2.0	5,100,000	288	46,990,000	3.14	513,000
2.5	4,300,000	324	45,120,000	3.55	493,000
3.0	3,800,000	357	43,380,000	3.93	476,000
3.5	3,300,000	389	41,750,000	4.29	461,000

PALMAREJO INFERRED RESOURCES

Au-equiv./t Cutoff [1]	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	4,500,000	153	22,290,000	1.39	203,000
1.0	3,800,000	175	21,610,000	1.58	195,000
1.5	2,700,000	228	20,080,000	2.04	180,000
2.0	2,200,000	273	18,900,000	2.44	169,000
2.5	1,800,000	314	17,900,000	2.80	160,000
3.0	1,500,000	351	17,020,000	3.14	152,000
3.5	1,300,000	388	16,200,000	3.48	146,000

1 Au-equiv./t= Au grade + (Ag grade  /  55) and are  reported in metric units g/t.  Gold-equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected metallurgical recoveries (see Section 16).

2 Mineral Resources that are not Mineral Reserves have not demonstrated economic viability.

The first Mineral Resources for Guadalupe were also reported in October 2006 (Gustin, 2006; Table 6.7) using the data from 17,487m of drilling, including 44 RC holes (7,954m) and 47 core holes (9,533m; includes 6 core continuations of RC holes).

Table 6.7: Guadalupe Inferred Resources; October 2006

Au-equiv.[1] Cutoffs
Above 1300 m	Below 1300 m	tonnes	g Au/tonne	oz Au	g Ag/tonne	oz Ag
0.8	3.0	5,700,000	0.83	155,000	106	19,570,000
1.0	3.0	5,000,000	0.94	150,000	116	18,640,000
1.5	3.0	3,500,000	1.21	138,000	142	16,220,000
2.0	3.0	2,700,000	1.46	128,000	162	14,270,000
2.5	3.0	2,300,000	1.67	122,000	175	12,780,000
3.0	3.0	1,900,000	1.85	115,000	186	11,580,000
3.5	3.5	1,400,000	2.18	98,000	210	9,460,000
4.0	4.0	1,100,000	2.48	86,000	230	8,010,000
5.0	5.0	720,000	2.96	69,000	266	6,170,000
7.0	7.0	340,000	3.77	41,000	336	3,660,000
10.0	10.0	130,000	5.13	21,000	416	1,720,000

1 Au-equiv./t = Au grade + (Ag grade  /  55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see section 16).

Guadalupe Resources were updated in September 2007 (Gustin and Prenn, 2007; Table 6.8a and b) using the data from 17,487m of drilling, including 62 RC holes (7,954m) and 75 core holes (9,533m; includes 6 core continuations of RC holes).

Table 6.7a: Guadalupe Indicated Resources; September 2007

Au-Equiv/Tonne Cutoff
0 to 150m Depth	>150m Depth	Tonnes	g Ag/Tonne	oz Ag	g Au/Tonne	oz Au
0.8	2.5	710,000	166	3,790,000	2.16	49,000
1.5	2.5	610,000	184	3,610,000	2.49	49,000
2.0	2.5	570,000	192	3,490,000	2.66	48,000
2.5	2.5	540,000	196	3,400,000	2.78	48,000
3.0	3.0	440,000	217	3,090,000	3.19	45,000
5.0	5.0	220,000	303	2,090,000	5.13	35,000
10.0	10.0	64,000	481	995,000	10.65	22,000

1 Au-equiv./t = Au grade + (Ag grade  /  55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see section 16).

Table 6.7b: Guadalupe Inferred Resources; September 2007

Au-equiv./t Cutoff[1]
0 to 150m Depth	>150m Depth	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	2.5	8,000,000	136	35,120,000	1.34	345,000
1.5	2.5	6,500,000	157	32,530,000	1.63	337,000
2.0	2.5	5,900,000	164	31,180,000	1.75	332,000
2.5	2.5	5,600,000	168	30,040,000	1.83	327,000
3.0	3.0	4,300,000	186	25,970,000	2.11	294,000
5.0	5.0	1,600,000	264	13,400,000	3.64	185,000
10.0	10.0	330,000	414	4,350,000	7.44	78,000

1 Au-equiv./t = Au grade + (Ag grade  /  55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as projected Palmarejo metallurgical recoveries (see section 16).

The first Mineral Resources for La Patria were reported in September, 2007 (Table 6.8).  Gold and silver mineralization at La Patria was modeled by MDA in September 2007 using data generated by Planet Gold through late September 2006, including geologic mapping and RC and core drilling results.  The resource calculation was done from 51,778 meters of drilling, including 81 RC holes (18,120m) and 100 core holes (33,658m).

Table 6.8: La Patria Inferred Resources: September 2007

Au- equiv/tonne Cutoff	tonnes	g Ag/tonne	oz Ag	g Au/tonne	oz Au
0.8	3,600,000	35	4,030,000	1.49	171,000
1.0	2,600,000	43	3,600,000	1.81	152,000
1.5	1,700,000	57	3,050,000	2.34	126,000
2.0	1,200,000	67	2,660,000	2.73	109,000
2.5	830,000	82	2,190,000	3.29	88,000
3.0	530,000	104	1,770,000	4.05	69,000
5.0	260,000	149	1,250,000	5.54	46,000
10.0	71,000	242	556,000	8.06	19,000

Au-equiv./t = Au grade + (Ag grade  /  55) and are reported in metric units g/t.  Gold —equivalent grades are calculated using a gold to silver ratio of 1:55 based on a review of historic gold and silver price ratios, as well as 2007 projected Palmarejo metallurgical recoveries.

Following the December 2007 acquisition by Coeur d’Alene Mines Corporation, Palmarejo District Mineral Reserve and Resource estimates, including the Palmarejo, Guadalupe, and La Patria deposits, have been periodically updated and are listed in the following tables.  Mineral resources, unless stated otherwise, are exclusive of mineral reserves and have not demonstrated economic viability.

Table 6.9: Total Palmarejo District Mineral Resources, January 1, 2009

Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	9,887,000	2.02	167.9	642,000	53,386,000
Indicated	12,952,000	1.89	152.9	789,000	63,652,000
Meas. and Ind.	22,839,000	1.95	159.4	1,431,000	117,038,000
Inferred	21,590,000	1.27	84.3	880,000	58,508,000

Cut-off grades are variable for each deposit.

Metals prices used were $750/oz Au and $13.25/oz Ag for Palmarejo and Guadalupe deposits.

Metals prices used were $600/oz Au and $11/oz Ag for La Patria deposit (Inferred Resource only).

Measured Resources determination parameter is material demonstrating grade continuity that is less than or equal to 15 meters distance from the nearest hole, with a minimum of 5 samples, no more than 2 of which originate from the same diamond drill hole. The corresponding estimation parameter for Indicated Resource estimation is less than or equal to 35 meters.

Table 6.10: Total Palmarejo District Mineral Reserves, January 1, 2009

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	6,205,000	2.03	174.7	406,000	34,844,000
Probable	4,858,000	2.24	184.0	350,000	28,732,000
Total	11,063,000	2.13	178.7	756,000	63,576,000

For Palmarejo deposit Reserves:

Cut-off grade of 0.91 g/t Au Equivalent for open pit minable Reserves [Au Eq = Au g/t + (Ag g/t/59)]

Cut-off grade of 2.34 g/t Au Equivalent for underground minable Reserves [Au Eq = Au g/t + (Ag g/t/59)]

Metal prices used were $750 US per Au ounce, $13.25 US per Ag ounce

Underground Mining Dilution of 15% at 0.13 g/t Au and 14.4 g/t Ag grade, 100% recovery

Open pit dilution of 10% at 0.13 g/t Au and 14.4 g/t Ag grade, 95% recovery

For Guadalupe deposit Reserves:

Cut-off grade for Open Pit reserve was 1.20 g/t Au Equivalent [(AuEq = Au g/t + (Ag g/t.59)]

Table 6.11: Remaining Palmarejo District Mineral Resources, January 1, 2009

Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	4,886	1.51	117.9	237,000	18,515,000
Indicated	9,060	1.51	119.5	439,000	34,808,000
Meas. and Ind.	13,946	1.51	118.9	676,000	53,323,000
Inferred	21,590	1.27	84.3	880,000	58,508,000

Mineral Resources are in addition to Mineral Reserves and have not demonstrated economic viability

Cut-off grades are variable for each deposit.

Metals prices used were $750/oz Au and $13.25/oz Ag for Palmarejo and Guadalupe deposits.

Metals prices used were $600/oz Au and $11/oz Ag for La Patria deposit (Inferred Resource only).

Table 6.12: Total Palmarejo District Mineral Resources, January 1, 2010

Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	7,356,300	2.18	182.6	514,600	43,181,300
Indicated	12,310,600	2.04	163.3	808,100	64,619,200
Meas. and Ind.	19,666,900	2.09	170.5	1,322,700	107,800,600
Inferred	13,450,000	1.57	95.0	678,400	41,071,900

The Total Mineral Resource includes Proven and Probable Reserves.

Cut-off grade for Palmarejo deposit: open pit 0.76 g/tAuEq, underground 2.02 g/tAuEq

Cut-off grade for Guadalupe deposit: open pit 0.95 g/t AuEq, underground 1.93 g/tAuEq

Cut-off grade for La Patria deposit 0.80 g/tAuEq

Table 6.13: Total Palmarejo District Mineral Reserves, January 1, 2010

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	6,601,500	2.08	174.9	441,600	37,120,900
Probable	9,637,200	2.13	172.3	660,100	53,399,600
Total	16,238,700	2.11	173.4	1,101,700	90,520,500

Metal prices used were $850 US per Au ounce, $14.50 US per Ag ounce

Includes Mineral Reserves for Palmarejo and Guadalupe deposits.

Table 6.14: Remaining Palmarejo District Mineral Resources, January 1, 2010

Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,110,500	1.44	116.61	51,400	4,163,400
Indicated	2,965,800	1.61	120.55	153,500	11,494,500
Total	4,076,300	1.56	119.5	204,900	15,657,900
Inferred	13,450,000	1.57	95.0	678,400	41,071,900

Metal prices used for Guadalupe and Palmarejo Resources were $1,100 US per Au ounce, $17.00 US per Ag ounce

Metals prices used for the La Patria resource were $600/oz Au and $11/oz Ag

Cut-off grade for Palmarejo deposit: open pit 0.76 g/tAuEq, underground 2.02 g/tAuEq

Cut-off grade for Guadalupe deposit: open pit 0.95 g/t AuEq, underground 1.93 g/tAuEq

Cut-off grade for La Patria deposit 0.80 g/tAuEq

Table 6.15: Total Palmarejo District Mineral Reserves, January 1, 2011

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	4,217,300	3.22	244	436,600	33,095,700
Probable	8,182,100	1.65	147	433,600	38,661,700
Total	12,399,400	2.18	180	870,200	71,757,400

Metal prices used were $1,025 US per Au ounce, $16.25 US per Ag ounce

Includes Mineral Reserves for Palmarejo and Guadalupe deposits

Table 6.16: Remaining Palmarejo District Mineral Resource, January 1, 2011

Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,472,400	1.20	111	56,800	5,244,200
Indicated	2,613,000	1.60	136	134,700	11,404,300
Total	4,085,400	1.46	127	191,500	16,648,500
Inferred	10,703,600	1.82	98	625,300	33,807,800

Mineral Resources are in addition to Reserves and have not demonstrated economic viability

Cut-off grade for Palmarejo deposit: open pit 1.01 g/tAuEq, underground 2.08 g/tAuEq

Cut-off grade for Guadalupe deposit: underground only 1.80 g/tAuEq

Cut-off grade for La Patria deposit 0.80 g/tAuEq

6.3 Palmarejo Mine - Coeur Mexicana Production

Open pit mining operations began in 2008 and milling operations and metal recovery commenced in 2009, ramping up to full capacity in 2010.  Production from open pit and underground sources since operations commenced in 2008 at Palmarejo is summarized below (Table 6.17).

Table 6.17: Coeur Palmarejo Mine Ore Production - Inception to December 31, 2011

Production	2011	2010	2009	2008
Ore Tonnes Milled	1,563,156	1,665,082	966,629	—
Ore grade Ag (g/t)	235.5	157.6	147.9	—
Ore grade Au (g/t)	2.70	2.10	2.00	—
Recovery Ag (%)	76.4	69.8	66.3	—
Recovery Au (%)	92.2	91.1	88.2	—
Silver produced (oz.)	9,041,488	5,887,576	3,047,843	—
Gold produced (oz.)	125,071	102,440	54,740	—

SECTION 7 - GEOLOGIC SETTING AND MINERALIZATION

7.1 Regional Geology

The Palmarejo District lies near the western edge of the Sierra Madre Occidental, a north-northwest-trending volcanic plateau that separates the southward extension of the Basin and Range Physiographic Province of the southwestern United States into two parts; Sedlock et al. (1993) suggested calling these two areas of extension the Eastern and Western Mexican Basin and Range provinces. Palmarejo is near the boundary between the Sierra Madre Occidental and the Western Mexican Basin and Range Province (Figure 7.1).

Figure 7.1: Palmarejo Location at the Boundary between the Western Mexican Basin and Range Province and the Sierra Madre Occidental

Basement rocks in the Sierra Madre Occidental are obscured by Cenozoic-aged volcanic flows, tuffs, and related intrusions but are inferred to include Proterozoic basement rocks, overlying Paleozoic shelf and eugeosynclinal sedimentary rocks, possibly scattered Triassic-Jurassic clastic rocks, and Mesozoic intrusions (Sedlock et al., 1993; Salas, 1991). The Palmarejo District area lies southwest of the west-northwest to northwest-trending Mojave-Sonora Megashear, along which an estimated 700 to 800km of left-lateral displacement are thought to have occurred during the Jurassic (Silver and Anderson, 1974 and 1983, and Anderson and Silver, 1979, cited by Sedlock et al., 1993).

Cenozoic magmatic rocks in northern Mexico, including the Sierra Madre Occidental, are generally thought to reflect subduction-related continental arc magmatism that slowly migrated eastward during the early Tertiary and then retreated westward more quickly, reaching the western margin of the continent by the end of the Oligocene (Sedlock et al., 1993). The eastward migration is represented in the Sierra Madre Occidental by the Late Cretaceous-Paleocene Lower Volcanic Series (LVS), or Nacozari Group, of calc-alkaline composition. Over 2,000m of predominantly andesitic volcanic rocks, with some interlayered ash flows and associated intrusions, comprise the LVS. Rhyolitic ignimbrites and flows, with subordinate andesite, dacite, and basalt, formed during Eocene and Oligocene caldera eruptions.

These volcanic rocks form a one-kilometer-thick unit that unconformably overlies the lower volcanic series andesitic rocks and constitutes the Upper Volcanic Supergroup of the Sierra Madre Occidental (Sedlock et al., 1993). The Upper Volcanic Supergroup is also commonly referred to as the “Upper Volcanic Series” (UVS), or Yecora Group. The ignimbrites are gently dipping to flat lying. As the magmatic arc retreated to the western edge of the continent, becoming inactive by the end of middle Miocene, late Oligocene to Miocene (24-17 Ma) basaltic andesites were erupted in a back-arc basin in the Sierra Madre Occidental. Still younger alkalic basalts related to Basin and Range extension are found in and east of the range. Although there appears to have been little late Cenozoic extension in the Sierra Madre Occidental itself, extensional Basin and Range-type structures and ranges formed to the east and west.

In the Témoris mining district, the lowest exposed unit of the LVS consists of rhyolitic flows, volcaniclastic units, and related shallow intrusions. These are overlain by andesitic flows and epiclastic rocks with related andesitic porphyry intrusions. Local pillow lavas and limestone within the andesitic sequence attest to their deposition in a subaqueous environment (Corbett, 2004). Dacitic and rhyolitic intrusions, which in some areas are altered and appear to be closely associated with mineralization, are interpreted to be contemporaneous with the LVS. Cliff-forming rhyolitic ignimbrites of the Upper Volcanic Series are well exposed in the eastern and southern parts of the project area.

Mineralization in the district, which is hosted in the LVS, may be synchronous with the upper dacite and rhyolite intrusions (Laurent, 2004). Mineralized veins are commonly within 500m of the unconformity with the Upper Volcanic Series (Masterman et al., 2005). The LVS exhibits regional propylitic alteration.

Structural extension in the district takes the form of what are interpreted to be listric normal faults striking north-south to north-northwest, with west-northwest-trending flexures, as well as dilation of west-northwest-trending fractures, caused by strike-slip faulting (Corbett, 2004).

A gold-silver metallogenic province that hosts low-sulfidation epithermal polymetallic gold-silver deposits lies along the western margin of the Sierra Madre Occidental (Figure 7.2). This province appears to exhibit a regional zonation of silver-rich deposits (Au:Ag ratios of 1:150) to the west and gold-rich deposits (Au:Ag of 1:40) to the east (Laurent, 2004). Palmarejo, a silver-rich deposit, lies in the western part of this province.

The LVS is exposed in the central portions of the Palmarejo project, and the UVS is exposed in the northern, northeastern, and southwestern limits of the property (Figure 7.2).

7.2 Regional Mineralization

The Mineral Resources that are the focus of this report are located at Palmarejo, Guadalupe, and La Patria. The mineralization found in these areas is described first, followed by brief descriptions of mineralization located elsewhere in the Palmarejo District area.

Host rocks are an important influence on vein formation at Palmarejo, especially competent brittle hosts that allow development of through-going fractures. Silicified laminated sandstones are particularly favorable hosts (examples of this include the 76, 108, Chapotillo, and parts of the Rosario clavos).

Dilational portions of fault zones, such as flexures, link veins in fault jogs, or stockwork tension veins, favor development of mineralized shoots or clavos. Throughout the Palmarejo area, left-stepping (west-northwest) bends in the generally northwest-trending structures are particularly favorable sites for clavo development. Increased normal fault displacement also appears to be important, and structures such as Tres Cruces that have little normal fault displacement tend not to be well mineralized (Corbett, 2006).

Figure 7.2: Regional Geology of the Palmarejo Area

Palmarejo District

750000
755000
760000
3035000
3030000
3025000
3020000
N
Palmarejo
La Finca
San Juan de Dios
Cerro de los Hilos
Los Bancos
Guadalupe Norte
Todos Santos
Guadalupe
La Patria
La Virginia
Maclovia
La Currita
Guerra al Tirano
LEGEND
Vein Structures
Reserves
Resources
Other Occurrences
Upper Volcanic Series
Lower Volcanic Series
Coeur

7.3 Palmarejo Area

The Palmarejo zone ore bodies are hosted in northwest-striking and west-dipping structures that cut through a volcano-sedimentary sequence of re-sedimented volcaniclastic, coherent and pyroclastic deposits.  The volcaniclastic rocks include ash-rich mudstones and sandstones.  The coherent rocks include microcrystalline massive basalt, fine grained massive andesite and plagioclase crystal rich massive andesite.  The pyroclastic unit includes tuffaceous sandstone, lapillistone tuff and breccias (Galvan, 2007).

The Palmarejo Mineral Resources, described in Section 14, lie within and adjacent to the La Prieta and La Blanca structures (Figure 7.3). The La Prieta structure extends for at least two kilometers, has a variable strike that averages about 115°, and dips to the southwest at 35° to 85°.

The La Blanca structure strikes about 160°, has an average dip of about 50° to the southwest, and is thought to be a listric normal fault (Corbett, 2004) that parallels the trend of the regional faults in the Sierra Madre Occidental. Masterman et al. (2005) estimated up to 300m of throw on the La Blanca fault. Faults with similar orientations are the most commonly mineralized structures in the district.

A broad zone of mineralized quartz stockwork formed at the intersection of the La Blanca and La Prieta structures. North-trending splays from other north-northwest-striking structures at Palmarejo may offset both the La Blanca and La Prieta faults (Beckton, 2004).

Figure 7.3: Geologic Map of the Palmarejo Area

Gold-silver veins and vein/breccias occur within, and at the intersection of, the west-northwest-striking La Prieta structure and the north-northwest-striking La Blanca structure. Multiple stages of hydrothermal activity and mineralization filled these structures with quartz veins and formed quartz stockwork mineralization within the wedge of rock formed by the intersection of the structures. Both the La Prieta and La Blanca veins have polymetallic silver-gold vein/breccias with an epithermal silver-gold overprint that forms high-grade shoots in the steeper-dipping portions of the listric normal faults (Corbett, 2004). Early mining focused on the La Prieta vein, where high-grade silver mineralization was present as bands of fine-grained acanthite and galena within the vein.

The Palmarejo mineralization can be divided into three domains: the La Prieta and La Blanca vein domains and the footwall and hanging-wall stockwork domain developed along each of the two vein domains.  The La Prieta vein domain consists of the La Prieta vein/breccia that dominated the historic production from the area. The La Prieta footwall domain encompasses quartz stockwork mineralization and silicification within epiclastic rocks and andesitic tuffs. The La Prieta hanging-wall domain consists of extensive sheeted-quartz-stockwork mineralization that is well exposed in the underground workings. The predominant geologic unit within this domain is the amygdaloidal andesite that lies between the La Prieta and La Blanca vein domains.  The La Blanca vein domain consists of the La Blanca vein/breccia, which lies between porphyritic andesite on the hanging wall and amygdaloidal andesite and andesitic tuffs on the footwall. The La Blanca hanging-wall domain includes quartz-stockwork mineralization within the porphyritic andesite.

Steeply plunging, high-grade clavos have been identified in each of the vein structures. The Rosario and 76 clavos contain the bulk of the mineralization at Palmarejo. The Rosario clavo lies at the intersection of the La Blanca and La Prieta veins and is up to 30m wide. The 76 clavo is a subvertically plunging shoot located at an inflection in the strike of the La Blanca structure. It terminates at depth as the structure flattens. The 108 clavo, also located on the La Blanca structure at its contact with silicified sandstone, is a gold-rich shoot. The Tucson and Chapotillo clavos lie within the La Prieta structure.

At Palmarejo, four tectonic-hydrothermal breccia types have been identified that make up the main mineralized veins (Figure 7.4).  The breccias include (pictured below); a jigsaw-fit monomictic breccia, a massive cement-supported polymictic breccia, a massive, cemented, rotated lithic and vein fragment breccia and a matrix supported, chaotic polymictic breccia (Galvan, 2007).

Figure 7.4: Four Breccia Types of the Palmarejo Mineralized Veins

Jigsaw-fit (in situ) monomictic breccia, cemented with grey quartz; PMDH 191D; depth 403.50 m.

Massive, grey quartz - cement - supported polymictic breccia; PMDH 586D, 261.75 m.

Massive cemented rotated lithic-vein cobble fragments breccia

Granular-kaolinite cement-supported, chaotic polymictic-round cobble breccia, PMDH_191D, depth 405 m

Drilling by Planet Gold along the La Prieta vein structure has tested approximately 3.5km of strike length and has penetrated the structure over an elevation range of about 900 to 1250m.

The Palmarejo silver and gold Mineral Resources discussed in Section 14 remain open for possible expansion in several areas. Drilling has tested the intersection zone of the La Prieta and La Blanca structures, referred to as the Rosario clavo, below the deepest mineralization intercepted in either of the principal structures.

The presence of significant mineralization in the deep Rosario target has been demonstrated by hole PMDH522D, which returned 24.4m (true width of approximately 13m) grading 2.30 g Au/t and 196 g Ag/t in stockwork mineralization in the hanging wall of the La Blanca structure more than 200 meters down plunge from the previously deepest intercept in the Rosario clavo.

7.4 Guadalupe Area

The Guadalupe zone is about seven kilometers southeast of Palmarejo and includes the Guadalupe Norte, Guadalupe, El Salto, and Las Animas prospects (Figure 7.5). It is located along the major northwest-trending (330°) structure that can be traced for approximately 3,000m along strike and has an average dip of approximately -55° to the northeast. Mapping by Stewart (2005) indicates both normal and strike-slip offset across the fault, with vertical displacement estimated to be at least a few hundred meters (Davies, 2007). Secondary west-northwest- and north-northeast-trending structures have been identified by surface mapping in the Guadalupe area (Laurent, 2004; Davies, 2007).

Figure 7.5: Geologic Map of the Guadalupe Area

The Guadalupe zone comprises silver- and gold-bearing quartz-carbonate veins hosted in a volcanic-sedimentary package that is intruded by shallow andesitic porphyries and a felsic dome complex (Figure 7.6). The stratigraphic sequence of the volcanic-sedimentary package at Guadalupe is similar to that at Palmarejo with the exception of more abundant rhyolitic dikes, sills and domes. The Guadalupe hanging-wall block consists of predominantly flat-lying volcaniclastic sandstones, and conglomerates as well as andesite tuff that are locally underlain by amygdaloidal basaltic andesite.

The footwall block comprises the lower thin-layered and fine grained volcaniclastic units and basaltic-andesitic lavas. The felsic-dome complex intrudes both volcaniclastic blocks and the andesite porphyries and is characterized by flow-banded and porphyritic rhyolite dikes and domes. Contact breccias are locally developed along the margins of the dome. Talus deposits containing fragments of flow-banded and porphyritic rhyolite partially overlies the structure between Guadalupe and Las Animas.

Figure 7.6: Cross Section of the Guadalupe Structure

(showing the relative position of the different lithologic units in relation to the vein)

The silver-gold (±base metals) mineralization at Guadalupe occurs predominantly within the northwest-trending quartz-carbonate breccia veins enveloped by variably developed quartz hydrothermal breccias and quartz-stockwork zones. The multiphase quartz-carbonate breccia veins have an average dip of 55° to the northeast and range in thickness from less than a meter to at least 20 meters (true width). Subparallel veins, vein splays and sigmodial loops of varying thicknesses are hosted in both the hanging-wall and footwall blocks.  Quartz-stockwork zones are typically developed in the hanging-wall blocks or between closely-spaced subparallel quartz-carbonate-bearing structures.

The quartz-carbonate breccia veins at Guadalupe are hosted in both the volcanic-sedimentary package as well as in the andesitic porphyries and the felsic-dome complex. Outcrop expressions of the structure are dominantly characterized by moderately to pervasively clay-altered wall rocks and laterally discontinuous quartz veins with thicknesses ranging from millimeters to a few meters.

The clay-rich fault trace is best preserved at Guadalupe Norte (Figure 7.7). Beneath the clay-rich upper zone, the quartz-carbonate breccia vein swells up to 15m true width and is spatially associated with quartz-carbonate-pyrite-sericite-clay-epidote-chlorite alteration in the wall rock.

Figure 7.7: Photo Showing the Guadalupe Norte Clay Alteration (Looking ENE)

Precious and base-metal mineral assemblages are dominated by fine-grained pyrite, argentite (acanthite), sphalerite, galena, and electrum. Free gold was found in some specimens that contain narrow semi-massive sulfide mineralization (Figure 7.8), hypogene hematite-siderite, or have been altered by supergene processes (Corbett, 2007).

Figure 7.8: Photo Showing Sulfide Mineralization

 (NQ core sample from hole TGDH 055 at 368 m, assaying 186 ppm Au and 3720 ppm Ag)

Hypogene mineralization typically occurs as bands and disseminations in veins and, to a lesser extent, as 2 to 4cm wide semi-massive sulfide vein infill (Corbett, 2007). Clay-rich fault zones in the upper portion of the deposit are barren to poorly mineralized (Figure 7.9).

Results from the drilling indicate that shallow levels of the structure are characterized by silver mineralization, while significant gold values are encountered at depths of about 200m vertical or greater (generally below 1300m elevation).

Figure 7.9: Photo Showing Mineralized Rhodochrosite

(NQ core sample from hole TGDH 115 at 365 m, assaying 8 ppm Au and 410 ppm Ag)

Corbett (2007) suggests multiphase silver-gold (± base metal) mineralization at Guadalupe comprises three main temporal and spatial styles, including: early gold-rich quartz-sulfide style mineralization typically developed at deeper levels; polymetallic silver-rich mineralization at intermediate levels characterized by pyrite-argentite (acanthite)-sphalerite-galena and minor chalcopyrite in the presence of several carbonate species (Figures 7.9 and 7.10) and hypogene hematite; and polymetallic silver-rich mineralization at shallow levels in the presence of abundant argentite (acanthite) and local electrum and free gold in association with white sphalerite and pyrite.

Figure 7.10: Photo Showing Late - Deposited Carbonates

(NQ core sample from hole TGDH 091 at 358.4 m)

A barren clay-rich zone overlies silver-dominant mineralization in Guadalupe (Figure 7.11), and suggests a setting similar to that at the 76 clavo at Palmarejo.  Masterman (2006) noted early drilling by Planet Gold intersected well-mineralized, silver-dominated quartz-carbonate breccia veins between the clay alteration zone and the 1,300m elevation. Deep drilling down-dip of the silver-rich portion of the system has delineated several wide zones with strongly mineralized gold-silver breccia veins located predominantly between the 1,300 and 1,100 m elevation levels. These results, in addition to surface geological interpretations, suggest that Guadalupe target represents the highest levels of a fully preserved epithermal system.

Figure 7.11: Poorly Mineralized Structure at Surface and Clay Alteration at Guadalupe Norte.

7.5 La Patria Area

The La Patria zone is located about seven kilometers south-southeast of Palmarejo (Figure 7.2) and includes the La Patria, La Virginia, and Maclovia prospects (Figure 7.12). It is located within the northwest-trending La Patria — Todos Santos structure that can be traced for over 4,000m along strike.

Prospects at the La Patria zone have a combined strike length of 1,800m and are spatially associated with sub parallel faults that strike predominantly northwest (335°) and dip approximately 45° to the northeast. Mapping suggests dominant displacement along the structure includes both normal and strike-slip movement (Davies, 2006). Several prospects, including Santa Ursula and Todos Santos, are located over several kilometers along strike to the northwest of the La Patria.

The La Patria zone comprises gold- and silver-bearing quartz-carbonate veins hosted in a volcanic-sedimentary package that is intruded by felsic dikes. The hanging-wall block consists of interlayered flat-lying amygdaloidal basalt, andesite porphyry, sandstones, mudstones, and conglomerates. The footwall block comprises porphyritic granodiorite, welded rhyolite ignimbrite, conglomerates, and the interlayered volcanic-sedimentary package. Felsic dikes with flow-banded and porphyritic textures intrude both the footwall and hanging-wall blocks.

The mineralization is hosted in a quartz-vein breccia unit with enriched proximal dense stockwork. Well-formed pyrite, chalcopyrite, galena and sphalerite is found within the darker grey (high temperature) quartz veining. Visible gold is present in many samples observed as native gold and electrum. Oxidation is prevalent with goethite/limonite developed in pyrite pseudomorphs.

The Quartz-vein Breccia unit lies within a typical normal extension fault with apparent preferential mineralization at the intersection lineation between the NW (335°/58°) east dipping regional structure and the WNW (300°/75°) cross structures.

There is up to 800m of strike traceable on surface from Virginia to the south through to La Patria to the north. The average width of the Quartz-vein breccia is 4m wide.  The degree of oxidation is important and may increase the potential for oxide-ore, open-cut mining.

Maclovia is located ~500m south-southeast of La Patria and immediately northeast of and beneath the 1600m high Cerro Guerra al Tirano.  The prospects are located on both sides of a 200m deep steeply incised valley, elevations are between 1100 & 1300m.  The series of structures that make up Maclovia have been intermittently worked, possibly as early as the days of the Spanish Conquistadors and more recently in the middle of the 20th century.

At Maclovia the main north-northwest trending structure which also hosts the Virginia, La Patria, Santa Ursula and Todos Santos prospects to the north bifurcates into 6 or 7 narrow, high-grade, structures.  The individual structures are between 0.1 and 2.5m wide, nominally <1.0m, and are vertically continuous for more than 100m. The strike varies from northwest to almost north — south and the dips range from 50°SW to 80°E.

Typically the structures are characterized by intensely silicified and brecciated colloform banded quartz veins hosted in silicified andesite; pyrite is common often up to 5mm and was observed at most locations.  Alteration of the host rock adjacent to the veining/structure is silicic and includes minor pyrite.  More distal, >2m, the andesitic rocks are strongly argillized with rare quartz veinlets and minor (absent) silicification, no economic gold or silver grades were recorded from the host.

Figure 7.12: Geologic Map of the La Patria Area

La Patria Project
760000
La Podrida
La Patria Arriba
3026000
La Gloria Nivel 1
La Gloria Nivel 2
La Partida
San Martín
San Antonio Sur
3025000
Legend
Drillholes
Fault
Vein
Qho
ToPR
TePA
Ktat
Ktam
Ktal
Cgp - BvA
Argilization
Silicification
0 50 100 200 300 400
Meters
Graphic scale
WGS84 12 N
December 2010
COEUR
Coeur Mexicana
EXPLORACION
759000
760000

7.6 Other Areas of Mineralization

Palmarejo Norte

Drilling at the extension of the La Blanca structure approximately one-kilometer northwest of the limit of the Palmarejo Resources at the intersection of the La Blanca and La Prieta structures did not encounter significant mineralization.

Los Bancos

Los Bancos is an argillic bloom located 1 km north of Guadalupe Norte and 1 km southeast of San Juan de Dios. Alteration is similar to that found above Guadalupe Norte and the 76 Clavo in Palmarejo which suggests the presence of blind mineralization. Grades and thickness clearly increase with depth in drillholes. The vein was confirmed in 2009.  Field reconnaissance work in the area has led to the identification of several other veins whose width ranges from 0.5 to 2.0 m with grades up to 1.5 g Au/t and 150 g Ag/t at low elevations, and up to 10 m stockwork zones in the surface projection of the Los Bancos vein with no significant grades. Suggesting the presence of a well preserved epithermal system with no mineralization exposed at the surface, similar to Guadalupe Norte and the 76 Clavo.  Due to the preservation of the epithermal system surface exposures only contain minor mineralization but metal grades dramatically increase with depth.

San Juan de Dios

The San Juan de Dios area is located 2.3 km due SE from Palmarejo.  A set of veins in this area had been identified by field reconnaissance where mapping and sampling geologic programs were developed.  The San Juan structure trends N40°W; dips are variable from 54° to 74° to the SW.  The mineralization in San Juan is represented by a set of veins up to 2.5 m thick in exposures, but dominant thicknesses are in the range of less than 1 m as observed in the old mine workings.

Several old shafts and adits were developed by earlier gambusinos, the deepest, called San Juan and El Zapote, were built as deep as 60 m. Drill-holes at this location intercepted a mineralized zone composed of thin veins ranging in thickness from 0.30 to 1.1 m; gangue minerals include quartz-carbonates.  The veins are associated at least in space to earlier rhyolitic dikes that crosscut the KTAL lithological unit. It is inferred that the rhyolitic dikes pre-date the vein mineralization, since crosscutting relationships of quartz and visible sulphides show that mineralization is hosted in the vein itself, as well as in the Kaolin-altered rhyolitic intrusives as disseminations.

During the 2010 drilling campaign, fifteen holes were executed in the San Juan area.  Diamond core drilling was conducted to investigate 1,100 m of vein strike length, from San Juan to El Rincón zone.

Other Targets

Limited exploration has been conducted at other targets in the Palmarejo District.  In late 2011, initial drilling tested the Independencia and Nacion targets located near the eastern part of the district.  Additional exploration work in is planned for this area.  Also in 2011, concessions held by a subsidiary of Azteca Gold, in the Guerra al Tirano area in the southern part of the district (Fig. 7.2), were acquired by Coeur Mexicana.

SECTION 8 - DEPOSIT TYPES

Mineralization in the Palmarejo district consists of epithermal, intermediate-sulfidation, silver-gold carbonate vein and vein-breccia deposits with strong vertical zoning that occur within north-northwest-striking and west-northwest-striking structures (Sillitoe, 2010). The Espinazo del Diablo sector, immediately west of the current mining area, is defined as a series of high-sulfidation, advanced argillic ledges, constituting a lithocap and an important intrusive occurrence in the district (Sillitoe, 2010).

Early epithermal quartz-carbonate veins are locally overprinted by high-level, high-grade silver-gold quartz veins.  This deposit type is common within the gold-silver metallogenic province of the Sierra Madre Occidental and accounts for much of the historic silver and gold production from the province. The silver and gold deposits are characterized by pervasive silicification, quartz-fill expansion breccias, and sheeted veins. Multiple stages of mineralization produced several phases of silica, ranging from chalcedony to comb quartz, and two periods of silver-gold mineralization (Corbett, 2007).

Epithermal, polymetallic silver-gold mineralization dominates the Palmarejo district (Figure 8.1, Corbett, 2005). This strongly zoned mineralization is characterized by pyrite, sphalerite, galena, and argentite (acanthite) deposited within the quartz vein/breccias at lower elevations and higher-grade precious-metals mineralization with fine-grained, black, silver-rich sulfide bands or breccia-infill in the upper portions of the structures. Much of the silver and gold mineralization is succeeded by the bulk of the quartz-vein material, which is weakly mineralized and tends to lie in the interior portion of the veins in the mineralized shoots.  Silicic, argillic, chloritic, and hematitic alteration were noted during underground and surface mapping throughout the district (Laurent, 2004). Gold is present as native gold and electrum, while silver occurs as acanthite, electrum/argentian gold, native silver, (Skeet, 2004a, Townend and Associates, 2004).  In 2009, additional petrographic work by Panterra Geoservices Inc. identified abundant copper-silver sulfides such as mckinstryite, jalpaite, stromeyerite and pearcite. (Ross, 2009)

Figure 8.1: Low Sulfidation Polymetallic Silver-Gold Mineralization

METALS
MAGMATIC ARC
RIFT
GANGUE
iron oxide
galena
sphalerite
chalcopyrite
hematite
marcasite
neutral chloride
hydrothermal sulfatara
travertine
acid sulfate
sinter
ad-ser
O_2
EPITHERMAL QUARTZ Au-Ag
condensate
CO_2
acid sulfate
Zn>Fe
pyrite
pale
red
arsenopyrite
black
Fe>Zn
pyrrhotite
magnetite
Au-Ag depostied by mixing with oxidising waters
Au, Zn, Pb deposited by mixing with CO_2 waters
Au, Cu deposited by cooling and mixing
CARBONATE-BASE METAL Au
CO_2-rich waters
CO_2
ADULARIA SERICITE EPITHERMAL Au-Ag
mixing
boiling
entrainment
meteoric waters
QUARTZ SULFIDE Au + Cu
meteoric waters
PORPHYRY Cu-Au
illite
Gp
silica
sulfates
kaolin
CO_3
opal
gypsum
smectite
barite
chalcedony
smectite -illite
stockwork
fissure veins
anhydrite
Fe
Mn-Mg
illite-smectite
dickite
Ca
illite
sheeted & stockwork veins
sericite
STYLES OF LOW SULFIDATION
Au ± Ag ± Cu
Corbett

The above figure shows spatial relationships to varying alteration and mineralization in epithermal vein systems.  The Palmarejo, Guadalupe, La Patria, and Guerra al Tirano precious metal occurrence currently identified would fall within the Epithermal Quartz Au-Ag level, according to Corbett (2005).

The concept of an epithermal origin for the silver and gold mineralization at Palmarejo, the associated zonation of metals and trace elements, and related hydrothermal alteration effects as well as the structural geology controls evident in surface and mine exposures has helped to frame past exploration programs. Coeur Mexicana continues to refine the epithermal origin model for silver and gold mineralization at Palmarejo to help guide drill target selection.

SECTION 9 - EXPLORATION

9.1 Planet Gold Exploration, 2003-2007

In January and February of 2003, Hall Stewart conducted a reconnaissance study on behalf of Planet Gold (Coeur’s operating company) in the Palmarejo-Trogan area, an old mining district with several historic underground workings. Stewart’s efforts led to Planet Gold’s submission of the Trogan application and the initiation of negotiations on internal claims. Detailed field investigations by Planet Gold began immediately following the signing of the Corporación Minera de Palmarejo (Ruben Rodriguez Villegas) agreement in June 2003.

Reconnaissance surface mapping, trenching, and underground sampling and mapping on known prospects within the project area led to the identification of significant precious metal anomalies in the Palmarejo area (Beckton, 2004). A more focused trenching and underground sampling effort was then undertaken at Palmarejo, and drill testing commenced in November 2003 with a single reverse-circulation rig.

A total of 286 underground channel samples from the 6, 7, and 8 levels of the La Prieta workings were collected by Planet Gold through September 2004 (Table 9.1). Mapping of the stratigraphy, structure, and alteration in these levels was also completed. Surveying of the Palmarejo underground workings commenced in October 2004. Planet Gold collected 79 channel samples from underground workings in nine prospect areas in other portions of the project through September 2004 (Laurent, 2004).

Table 9.1: Planet Gold Palmarejo Underground Channel Sample Database Statistics

Samples		Au Grade (g Au/t)					Ag Grade (g Au/t)
No.	Avg. Length	Mean	Min	Max	Std Dev	CV	Mean	Min	Max	Std Dev	CV
286	1.91 m	1.638	0	36.700	3.309	2.020	220.8	0	4330.0	410.2	1.9

Sixty-eight surface trenches, for a total of about 1500m, were excavated and sampled by Planet Gold as part of the reconnaissance of the Trogan area through June 2005 (G. Masterman, pers. comm., 2005; Beckton, 2004a; Laurent, 2004). These trenches varied in length from one to 116m. An additional 43 trenches were completed at Palmarejo for a total of 927m. The trenches were completed with picks and shovels to a depth of up to one meter, with samples typically chipped over three-meter intervals. The trenches were mapped for lithology, alteration, structural controls of mineralization, oxidation, and stratigraphy. The results from the trench sampling were not used in the Resource estimations. Additional rock chip, mine dump, and select geochemical samples from various parts of the project area were also collected and assayed (Laurent, 2004).

Drilling by Planet Gold on the Palmarejo-Trogan project was initiated in November 2003 at Palmarejo. The La Prieta vein structure was drill tested first, as the most extensive historic mining occurred within this structure. Drilling then progressed to testing both the La Prieta and La Blanca structures, with focused drilling undertaken in the areas of the Rosario, Tucson, Chapotillo, 76 and 108 mineralized shoots. Additional details of the Palmarejo drilling program are discussed in Section 10.

Planet Gold collected almost 2,200 shortwave infrared (“SWIR”) spectral measurements from drill samples from holes on a series of sections across the La Blanca and La Prieta structures using an ASD Terraspec instrument. An additional 500 SWIR spectra were measured as part of a regional alteration-mapping program on the Trogan project. A new exploration model using structural and stratigraphic targets, high-level clay mineralogy, and the silver-gold and pathfinder-element geochemistry was developed from these data and is being applied throughout the Palmarejo-Trogan exploration programs.

Four hundred forty drill samples from Guadalupe were analyzed for a 50-element suite by combination ICP-MS and ICP-AES. The goal of these geochemical analyses was to evaluate vertical and lateral zoning of major and trace elements in the mineralized shoots at Guadalupe.

One hundred and eighty-six Palmarejo drill samples and 282 trench-sample pulps were analyzed for a 50-element suite by combination ICP-MS and ICP-AES. A further 440 drill samples from Guadalupe were similarly analyzed. The goal of these geochemical analyses was to evaluate vertical and lateral zoning of major and trace elements in the mineralized shoots at Palmarejo and Guadalupe.

Preliminary surface and underground chip sampling of the quartz vein/breccia at La Patria returned 1 to 5 g Au/t and 20 to 100 g Ag/t. Based on this initial regional evaluation and encouraging trench-sample results, Planet Gold originally assigned a higher priority to the La Patria-Virginia structure than to Palmarejo. Since 2004, Planet Gold has completed geological mapping, rock-chip sampling, and 179.5m of trenching (both surface and underground) from which a series of structural-geochemical drill targets were identified. Following this work, Planet Gold began drill testing the La Patria target area in November 2005. A total of 121 holes (25,867m) have been drilled at the La Patria project. This drilling has tested and defined the structure for approximately 1,700m along strike and an elevation range of 1464 to 1020m.

Results of Planet Gold’s exploration programs outside of the Palmarejo, Guadalupe, and La Patria project areas, including the drilling undertaken at La Finca, San Juan de Dios, Todos Santos — Canadensia, Cerro de Los Hilos, Cerro de Los Hilos SE, Guerra al Tirano, and Los Bancos are summarized in Section 10.  The Palmarejo, Guadalupe, and La Patria Resources are discussed in Section 14.

As of December 2007, Planet Gold had completed 180 trenches, for a total of 3,960m, and 1,135 drill holes, for a total of 246,830.9 m, within the Palmarejo-Trogan property. A total of 1,429 samples were collected from the trenches, and 800m of underground channel sampling was completed (365 samples).  Drilling includes 27 geotechnical holes (494m) drilled at Palmarejo.

9.2 Coeur Mexicana Exploration 2008-Present

Since January 2008, Coeur Mexicana has continued to conduct exploration within the district. This work has consisted of geologic mapping and sampling of known surface fault and vein occurrences, prospecting for new fault and vein occurrences, as well as zones of visible clay zones or “blooms’, from hydrothermal alteration events. These blooms are often subtle in appearance but more readily evident in road cut exposures (Fig. 7.7) and spatially-related to silver and gold mineralization.  This work precedes drilling which formed the largest component of the Coeur’s annual exploration budget in the district since the December 2007 acquisition (see Section 10).

SECTION 10 - DRILLING

10.1 Pre-Coeur Mexicana Drilling - Planet Gold Drilling (2003-2007)

Planet Gold conducted drilling primarily at Palmarejo from November 10, 2003 — September 26, 2007.  During this time, other target areas tested include La Finca, San Juan de Dios, Guadalupe, Todos Santos, La Patria, Cerro de Los Hilos, Cerro de Los Hilos SE, Guerra al Tirano, and Los Bancos.

The Palmarejo drilling done by Planet Gold through September 26, 2007 is shown in Table 10.1.

Table 10.1: Palmarejo Drilling Summary - Planet Gold

	RC		Core		RC Precollared		Total	Total
Year	No.	Meters	No.	Meters	No.	Meters	Drill Holes	Meters
2003-2007	545	92,689	117	25,549	88	11,089	750	129,327

Planet Gold initiated drilling at Guadalupe in early 2005 and drilling had been ongoing until early 2007 (Table 10.2).

Table 10.2: Guadalupe Drilling Summary - Planet Gold 2005 - 2007

	RC		Core		Total	Total
Year	No.	Meters	No.	Meters	Drill Holes	Meters
2005-2007	96	21,349	139*	46,489	239	67,838

*Includes 4 core continuations of RC holes & 2 core (wedge) continuations of core holes

Planet Gold drilling at La Patria is summarized in Table 10.3. No drilling was performed at La Patria from 2007 to the end of 2010.  Drilling resumed in 2011.  Coeur Mexicana exploration drill and sample data for that year are summarized in Table 10.4.

Table 10.3: Total Drilling at La Patria, 2005-2007

(MDA, 2007)

	RC		Core		Total Drill	Total
Year	No.	Meters	No.	Meters	Holes	Meters
2005-2007	79	14,014	42	11,852	121	25,866

Three drillholes from previous RC drilling campaigns at La Patria were twinned with core in 2011 (LPDH_014 with LPDH_159, LPDH_077 with LPDH_162 and LPDH_051 with LPDH_164).  Overall, the twin pairs show similar results in the main mineralized zone and similar thicknesses. The core holes for the first 2 pairs show lower overall grades (20-30%) while the core drilling for the 3rd pair shows much higher grades (25%).  This may be caused by the presence of groundwater during the RC drilling.  All results are used in the 2011 resource model.

10.2 Coeur Mexicana Drilling

To define and expand mineral resources at Palmarejo, drilling, done by the exploration and mine geology groups of Coeur Mexicana, has been conducted annually between 2008 and 2011.  Coeur Mexicana Operations has also continued channel sampling at Palmarejo between 2008 and 2011 in conjunction with daily operations.  RC drilling is conducted as part of the open pit ore control program and condemnation drilling.  The Palmarejo deposit resource estimate was updated in 2011 using data collected from 2003 to 2011 (see Section 14).

Table 10.1 summarizes Coeur Mexicana sampling and drilling in the Palmarejo District from January 2008 to December 2011 used to discover, define and expand mineral resources.

Table 10.4: Coeur Drilling and Channel Sampling 2008 through 2011

		Channel Sampling		RC Drilling		Core Drilling
Year	Location	Number	Meters	Number	Meters	Number	Meters
2008	Palmarejo Mine	51	1,473	137	2,632	50	5,298
	Guadalupe					53	19,409

2009	Palmarejo Mine	710	9,310	1,887	35,274	136	18,208
	Guadalupe					54	16,932
	Other Areas					32	8,583

2010	Palmarejo Mine	285	3,402	2,004	36,463	185	33,495
	Guadalupe					61	20,620
	Other Areas					19	4,220

2011	Palmarejo Mine	158	2,053	1,486	31,449	182	43,305
	Guadalupe					55	20,891
	La Patria*	76	3,329			65	13,040
	Other Areas					12	3,396

“Other Areas” were exploration targets drilled in each year

*Channel samples at La Patria were exploration trenches. All other channel sampling was conducted underground.

RC (Reverse Circulation) conducted for grade control, verification of short-range mine plans, and some condemnation and in-fill drilling.

10.3 Core Drilling and Logging

Diamond core drilling in the Palmarejo District has been conducted by drilling companies under contract to Bolnisi/ Palmarejo Gold and Silver and Coeur Mexicana.  Initially, Layne, Major, and Perforaciones Godbe de Mexico, S.A. de C.V. (“Godbe”) performed drilling services for Bolnisi/Palmarejo Gold and Silver.  Layne used a CS-1000 skid-mounted wireline rig, while Godbe used a truck-mounted Longyear Super 38 Sidewinder wireline rig. The CS-1000 was set up to drill HQ-diameter core with the ability to reduce to NQ if necessary (Gustin and Prenn, 2007).

Major initially sent a Boyles 20 (B-20) skid-mounted wireline core-rig to Palmarejo in September 2005. This rig could drill HQ-diameter core with the ability to reduce to NQ if necessary. The depth capability of the rig was restricted, however, and it was subsequently replaced by a skid-mounted wireline Longyear 44 core rig (“LY-44”) in December 2005. The LY-44 has a capacity of drilling PQ to depths of 230 m before needing to reduce to HQ. Major also sent a Universal Directional Rig 200 (“UDR-200”) skid-mounted wireline core-rig to Palmarejo in January 2006. Like the LY-44, this rig has a capacity of drilling PQ to depths of 230 m before reducing to HQ. In August 2006, both the LY44 and UDR-200 were sent to Guadalupe (Gustin and Prenn, 2007).

In June 2005, Major sent a Boart Longyear (“BLY-38”) skid-mounted wireline core rig to Guadalupe, this drill is able to drill HQ-diameter core with the ability to reduce to NQ. In June 2006, The BLY-38 was sent to the La Patria area (Gustin and Prenn, 2007).

Major also sent two Major 50 track-mounted wireline core rigs to Guadalupe, one in April and the other in July 2007. Both Major 50 rigs have a capacity of drilling PQ to depths of 280 m before needing to reduce to HQ.  Major’s annual contract was not renewed in January 2008 and Major completed its contract drilling in March 2008.

Under Coeur Mexicana, G4 Forage Drilling, headquartered in Val-d’Or, Quebec, Canada, Landdrill International Mexico from Hermosillo, Mexico, and GDA Servicios Mineros SA de CV, a Chilean drilling company, have been used to perform the core drilling at the Palmarejo District.  In 2011, all contract drilling, from both underground and surface positions, was conducted by G4.  Coeur Mexicana reviews its drilling requirements and awards contracts annually for its exploration and resource definition drilling.

Water for the Palmarejo core drilling is supplied by water truck from Palmarejo Creek and/or pump and water line running from the creek. Water at Guadalupe is supplied by water truck from the old mill at Arroyo Blanco and from a creek at Los Llanos.

The core holes that were collared at the surface recovered HQ or PQ core, unless the intersection of voids or down-hole drilling problems were encountered, in which case the drillers reduced to NQ or HQ, respectively. The core tails, which were drilled when RC holes were terminated prematurely due to encountering groundwater and/or down-hole problems, recovered NQ or HQ core (Gustin and Prenn, 2007).

Diamond-core holes were logged for geotechnical data and geology, including rock type, alteration, mineralization assemblages, vein-quartz percentage, and oxidation. Graphic logs were also created for stratigraphy, vein orientation, and visual identification of mineralized zones. Digital photographs of wetted core were taken and initially archived at the field offices. Holes were re-logged by a second geologist following receipt of assay results to validate data.

A new descriptive system of logging volcanic lithologies and breccia textures and mineralization from CODES (Centre of Excellence in Ore Deposits, Tasmania) and MDRU (Mineral Deposit Research Unit, British Columbia) has been adopted by Coeur Mexicana.  The system allows for more consistent logging of geology and is entered into an AcQuire database for documentation.  The data is also exported into three-dimensional modeling software for further understanding of the geology and mineral controls.

All core at Palmarejo was moved to the new Guadalupe exploration area during 2008.  The facility consists of a covered and secured storage building, a covered logging and sampling area, two enclosed core cutting saws and a three room office building with a room for the resident watchman. All core is photographed and photos are available and well organized at the Chihuahua office for exploration core and at the mine site for operations core.

As part of the mine construction a new core logging and geologic office facility was built at the Palmarejo mine site.  This facility consists of fully enclosed logging, cutting and sampling areas and geologic offices.

10.4 Reverse Circulation Drilling and Logging

MDA (Gustin and Prenn, 2007) stated that RC drilling was carried out by Layne de Mexico, S.A. de C.V. (Layne), Dateline, S.A. de C.V. (Dateline), and Major Drilling, S.A. de C.V. (Major). Layne used two rigs at Palmarejo, a Drill Systems W-750 buggy-mounted all-terrain rig and a Drill Systems track drill MPD-1500 all-terrain drill. The W-750 buggy rig is equipped with an air compressor delivering 900 cubic feet per minute (CFM) free air at 350 pounds per square inch (PSI), a RC system for drilling with dual-tube drill pipe, and a hydraulically controlled water-injection system. The MPD-1500 track rig is equipped with an air compressor delivering 750 CFM free air at 350 PSI, a reverse circulation system for drilling with 3 3/4 inch outside diameter by two-inch inside diameter dual-tube drill pipe, and a hydraulically controlled water-injection system. The MPD-1500 was only used for six months due to frequent mechanical failures.

MDA (Gustin and Prenn, 2007) stated that the Dateline rigs began drilling on the Palmarejo District in late 2004. Both Dateline drill rigs were equipped with 350-PSI 750/900-CFM Sullair compressors, cyclone assemblies, and at least 250 m of drill pipe. Major used three rigs, a track-mounted Schramm-685 all-terrain rig, a Prospector buggy-mounted all-terrain drill, and an Explorer track-mounted all-terrain drill. These rigs were brought into the project because of their capability for relatively deep drilling while maintaining sample quality. The Explorer rig drilled at Palmarejo between February and August 2007.

Since 2008 through 2011, no exploration RC drilling was performed.  Previous RC drilling on the project used center-return hammer bits. If dictated by the geologic or groundwater conditions, an interchange hammer, full-bore tricone, or button bit was used. The water table in the project area is variable due to the topographic relief. RC holes were terminated if the sample exiting the cyclone became wet due to ground water, and the holes were completed with a core tail where applicable or twinned by a diamond core rig.

The RC drill chips were logged for stratigraphy, alteration, weathering degree, quartz percent, and metallic minerals to aid in geological and sectional interpretation. Representative RC drill chips were collected in chip trays and stored at Palmarejo office or the Arroyo Blanco storage (now stored at the Guadalupe core storage facility) for geologic logging. Holes were re-logged by a second geologist following receipt of assay results to validate the original logged data (Gustin and Prenn, 2007).

Drilling at Palmarejo to expand and define mineral resources between 2008 and 2011 has been conducted annually done by the exploration and mine geology groups of Coeur Mexicana and is summarized in this section 10 and in Table 9.2.  Coeur Mexicana mine operations has also continued channel sampling underground at the Palmarejo mine between 2008 and 2011 in conjunction with daily mine geology and grade control activities.  RC drilling is conducted as part of the open pit ore control program and condemnation drilling.  The Palmarejo deposit resource estimate was updated in 2011 using data collected from 2003 to 2011 (see Section 14).

Coeur Mexicana has relied on the drilling, interpretations, and results conducted by other experts (including AMEC and MDA).  The Qualified Persons have reviewed this information and believe that the methods employed are sound and that the results and interpretations are accurate and within industry standards.

10.5 Sampling Method and Approach Summary

The core in the Palmarejo district is being sampled only in the intervals suspected to contain precious metal mineralization. Where the rock displays minor alteration and/or quartz-carbonate veinlets, the standard sample interval is one meter.  In a section where the core has intersected a strongly mineralized structure, sampling may be reduced to a nominal 0.5 meter interval but can vary depending on the mineralogical changes.  When structure is clearly broken into different veins or domains, it is sampled separately at contacts and sample intervals may be less than 0.5 meters.

Reverse circulation holes used the Palmarejo mineral resource model were sampled every five feet (1.52 m) down the hole.  Holes that were drilled in a new area were sampled along the entire length of the hole.  In-fill or close-spaced holes were sampled at 5 foot intervals through zones of suspected mineralization.  As a standard procedure, only material from dry drilling was being sampled and once the water table was intersected the RVC hole was stopped and usually continued with core.

10.6  Diamond Drilling Sampling

The core is removed from the core barrel and placed into wooden boxes in the case of PQ core and plastic boxes for HQ and NQ core. All breaks of the core made by the drillers are marked in order to assist in the differentiation of natural vs. manmade fractures. On selected Palmarejo holes, the core driller marked an orientation at the top of the core run prior to retrieving the core barrel with a spear-system that is sent by wireline. The core barrel is then retrieved and placed into core boxes.

At the core shed, the core was first pieced together by a geologist or technician, with the orientation mark facing up (if applicable). Cut lines were then traced along the core axis when HQ diameter surfaces drill cores were logged, sample intervals were marked on the core, and the intervals were assigned sample numbers. The sample lengths for wall rock average 1.5 m at Palmarejo and Guadalupe. Suspected mineralized zones were sampled at intervals averaging about 0.5 m. at all projects before Coeur’s acquisition.  Since Coeur performed exploration at Guadalupe suspected mineralized zones were sampled at intervals averaging about 0.75 m.  Sample lengths were variably adjusted by the supervising geologist to avoid sampling across geological contacts. Digital photographs of wetted core were taken and the core was then sawed into two halves along the cut lines. The half of the core to the right of the orientation line was chosen for assaying and placed in a numbered bag along with a sample tag. A duplicate tag was kept in the sample-tag book and archived at the Palmarejo field office. The left side of the core was retained in the core boxes on site.

During 2011, the selected diameter for drilling was HQ for surface holes and NQ for underground drilling. The sample length for mineralized zones ranges from 0.30 m to 1 m at Palmarejo. Underground drilling included production ore control and definition drilling as well as infill holes to bring inferred resources to indicated or measured status.  For surface drilling, HQ diameter core samples were saw-split. Half of the sample was bagged and tagged, the remaining half of the core was returned to the wooden box for storage.  Underground NQ diameter core samples were bagged in their entirety in order to reduce sample variability due to the small sample provided by NQ diameter cores.

Exploration and definition drilling at Guadalupe, La Patria and other exploration targets during 2011 was conducted using HQ diameter core.  The core was laid out and logged under a shed facility on wooden tables. The selected core samples, which vary from 0.4 m to 1.5 m, were saw-split, and half of the sample was bagged and tagged; the remaining half of the core was returned to the plastic box for storage.  All remaining core is organized in metallic racks inside a fully-covered warehouse.  QAQC samples standards, blanks and duplicates are inserted and bagged and tagged by the geologist in charge.

10.7  Reverse Circulation Drilling Sampling

RC chips were recovered up through the center of the double-wall pipe, and the sample was discharged at the surface via a cyclone directly onto a contractor-supplied three-tiered Jones splitter. If groundwater caused the sample exiting the cyclone to be wet, and the hole could not be dried with the addition of a compressed air booster, the sampling was halted, the RC portion of the hole was terminated, and any continuation of the hole was completed by coring. The depth at which groundwater water was encountered was logged by the supervising geologist.

Each entire 1.52 m sample was collected into a cyclone and then released into a hopper into a Gilson, riffle-type splitter. The sample was initially split so that half of the material was discarded. The remaining half was split in half again, and each of these quarter splits were poured directly from the splitter pans into buckets containing sample bags. The sample numbers were recorded as the drilling progressed by a geologist that supervised the RC drilling. One quarter split was used as the sample for assaying and the other was stored as an archive duplicate. Once bagged, the samples were placed in order on the ground near the drill. All samples to be submitted for analyses were placed at a collection point on the drill pad for the weekly pickup by a sample truck sent by the assay lab.

Past studies of core and RC twin holes at Palmarejo have suggested a low bias (-30%) to the core samples because of local poor recovery in faulted/crumbly and oxidized mineralized zones, most notably in the Rosario area at the intersection of the La Blanca and La Prieta vein structures.  AMEC (2008) analyzed the assay results of both core and RC samples and has concluded that there are no obvious deficiencies with the Ag and Au assay data.  The Qualified Persons have reviewed the AMEC results and are in agreement with AMEC that the data are sufficiently accurate for resource estimation and classification purposes.

During the 2008-2011 mine operations, RC drilling has been conducted at the Palmarejo Mine for ore control purposes only, with the exception of condemnation drilling in 2008 and some infill exploration holes.  The drilling and sampling procedure described above was used, with sampling at 1.52 m intervals.  The RC drilling is conducted on a 10 meter grid in pit areas. Areas evaluated with RC drilling include Rosario, Tucson and Chapotillo. The rig performing the drilling at Palmarejo is a Company-owned Atlas Copco, model Rock L-8.  The rock chips are recovered up through the center of the double-wall pipe, and the sample is discharged at the surface via a cyclone directly, then bagged and tagged.

SECTION 11 - SAMPLE PREPARATION, ANALYSIS, AND SECURITY

11.1 Historic QA/QC and Third Party Reviews

The results of all pre-Coeur Mexicana QA/QC programs on drilling conducted by Bolnisi and Palmarejo Silver and Gold have been reviewed by independent third parties, whose findings are summarized in this section.

Keith Blair of Applied Geoscience LLC, studied the results of the quality assurance/quality control (“QA/QC”) program implemented by Planet Gold for the Palmarejo, Guadalupe, and La Patria projects (Blair, 2005; Blair, 2006; Blair, 2008) and the Quality Assurance/Quality Control (“QA/QC”) program at the Guadalupe project for data collected from July, 2005 to March, 2008. The data reviewed by Mr. Blair includes reference sample results, duplicate sample and duplicate assay results, and second-laboratory check assays. The main goal of Blair’s studies is to assess and comment on the quality of the assay data for the projects.

The data and discussions presented in this section are quoted directly or derived entirely from MDA’s 2007 Palmarejo Technical Report that summarizes Blair’s study of the Palmarejo project (Blair, 2006), and the Guadalupe (Blair, 2008) and La Patria projects (Blair, 2008), unless otherwise noted. The Blair 2006 report is an update to a review he completed previously for the Palmarejo project (Blair, 2005). Blair’s review for Guadalupe reviews information for the drilling conducted from July, 2005 up to March, 2008.  Blair’s 2007 report presents the first QA/QC review of the La Patria project. Mr. Blair is a Qualified Person under Canadian Securities Administrators’ National Instrument 43-101, and he is independent of Coeur, Planet Gold, Palmarejo Silver and Gold, and Bolnisi.

As part of the MDA (Gustin, 2004) technical review of the Palmarejo project in 2004, 21 samples from two RC holes were selected and splits of the original sample were sent to Chemex for analysis using the preparation and assay protocol used by the project. MDA concluded that the results for both metals show good agreement; there is no apparent bias to either metal.

AMEC Mining and Metals also conducted a review of Palmarejo data during 2008, which is summarized in this section.

11.1.1 Historic Palmarejo QA/QC Program Review by Applied Geoscience, LLC.

A total of 557 Chemex assay reports for Palmarejo, covering the period of December 4, 2003 to September 12, 2006, were reviewed by Keith Blair of Applied Geoscience LLC (2006).  The following is a summary of the Palmarejo QA/QC review taken from the MDA Technical Report (2007).

Review of Blank Analyses

Blank-sample results were mostly acceptable for gold, with only 10 of the 999 blank assays containing detectable metal greater than 3 times the detection limit for the analytical method and 4 instances being greater than 5 times the detection limit. Blank sample results for silver show 8 of 999 instances with detectable metal greater than 3 times the detection limit for the analytical method and 5 of 999 instances being greater than 5 times the detection limit. The field blank material used during the period had not been characterized, so it is likely that the material contained minor mineralized material.

Review of Standards Analyses

Nine analytical standards were used to evaluate the analytical accuracy of the assay laboratory: one blank composed of core from non-mineralized drill intervals from the project, 4 standards from Ore Research (including 2 chip standards), three standards from Rocklabs, one custom standard of mineralized material from Palmarejo (PJO1), and one internal standard from ALS-Chemex.  All but the two chip standards had certified gold and silver values.

A low bias was apparent in the 2 chip standards, which could be due to the high level of other metals in the material. These reference samples have anomalous arsenic (1000-2000 ppm) and antimony (120-160 ppm) that could be suppressing gold during fire assaying. Use of the chip standards was discontinued in late 2005.  Standard OREAS-33 was used only during Feburary and March 2005.  Use of OREAS-33 was discontinued due to the inappropriate high base metal content matrix.  Analytical standards were used to evaluate the analytical accuracy of the assay laboratory.  .  Other standards showed some scatter but no systematic bias, with the exception of two: PJO1 and BPL-4.  Standard PJO1, a custom standard with the highest silver grade of all the project standards, 258 g/t Ag, showed a slight low bias in Ag analyses, with four reports outside the -2 standard-deviation limit.  Standard BPL-04 is an internal standard to ALS-Chemex with high expected values for both gold (47 g Au/t) and silver (682 g Ag/t). Gold results are variable but show no systematic bias at the mean. The calculated mean for silver shows a slight low bias, but is within accepted limits. Most of the anomalous silver instances are below the -2 standard-deviation limit and give an overall low sense to the data set.

Review of Duplicate Samples

Duplicate samples can be used to evaluate the grade variance introduced by inherent geologic variability, sample size, or introduced sampling biases.  For 2003-2006, the Palmarejo project had a large data set of gold and silver analyses of duplicate samples. Duplicate samples were collected at the drill during RC drilling; these are referred to as rig-resplit duplicates. The rig resplit duplicates were collected using a 1:100 sample ratio while drilling.  Duplicate samples from core were collected as splits from the coarse preparation rejects of ALS-Chemex (now ALS Minerals or ALS).

For the different duplicate sample and assay groups, metal statistics are influenced by a large number of below detection limit results. Below detection results were set to one-half of the detection limit or 0.025 g Au/t for gold and 2.5 g Ag/t for silver.

The data showed very good agreement for both gold and silver, but with some scatter in the lower portions of each distribution. The agreement between the duplicate assays is very good within the grade range of interest (> 1g Au/t gold and >30 g Ag/t silver).  Rig-resplit duplicates show fair agreement but with some scatter in the lower portions of the distributions.

Part of the internal QA/QC program at ALS is random check assaying of samples in each assay job.  Results showed good agreement with a few outliers noted for silver. The scatter in the lower portions of the data reflect the low resolution of the assay method at levels slightly above the detection limit to approximately 3 to 5 times the detection limit for both metals. The method variance at these levels is important when evaluating reference-sample results with expected values in this range. Most of the silver standards used by the project are in this three to five times the detection-limit range. Thus, the variable results for the reference sample are expected.

Review of Check Assays

Similar to analytical standards, check assays by an independent laboratory on pulps from the primary assay lab are used to evaluate the analytical accuracy of the primary lab. In contrast, check assays by the primary laboratory on its own pulps can be used to examine the analytical precision of the primary lab.

The initial batch of check assaying was performed in 2005 and was made up of 17 samples from drill hole PMDH - 109. The check assay laboratory was BSI Inspectorate (“BSI”) in Reno, Nevada. Analysis for both metals was by fire assay with gravimetric finish on a 1 assay-ton sample charge. The BSI results showed good agreement for gold, but very poor agreement for silver. BSI silver results are systematically lower than the original assay by approximately 40%. These silver check assay data were considered suspect.

During the period from July 2005 to November 2005, an additional 920 pulp samples were submitted to ACME laboratories of Vancouver, B.C.  for check analysis. Analysis for both metals was by fire assay with gravimetric finish on a 1 assay-ton sample charge. These samples are from across the deposit and from assay reports over the life of the project. Gold results from ACME agree well with the original ALS results and show slightly higher grades (+5%) at the median and upper quantile. For silver, ACME is systematically higher than ALS by 5% to 10% between 50 g Au/t and 1500 g Au/t. Below 50 g Ag/t there is much more scatter. Above 1500 g Ag/t silver, the assays agree well. Additional check analyses from the 2006 assaying program were recommended for a more conclusive statement of quality for this part of the assay database.  A review of the data collected by Bolnisi and Planet Gold was conducted in 2011 which included additional check analyses for that period (see Sections 11.2.1.3 and 11.2.2.3 - 2011 Review of Historic Sampling).

11.1.2 AMEC’s 2008 Review of Palmarejo QA/QC

During a site visit in 2008 to Palmarejo, AMEC Mining and Metals (AMEC), an independent consultant to Coeur, acquired QA/QC assay data supplied by Bolnisi (AMEC, 2008).  AMEC evaluated the twin and duplicate samples according to the hyperbolic method. The Ag failure rates were within acceptable limits (less than 10%), but the Au failure rates are slightly above the acceptable limits. However, considering that most of the failures lie very close to the failure lines, AMEC is of the opinion that the sampling and analytical precisions are acceptable.

AMEC also evaluated Certified Reference Materials (CRMs, certified Standard samples). In total, 1,040 samples corresponding to four commercial CRMs and one in-house CRM were assayed. Most CRMs were characterized by relatively large proportions of outliers, particularly for Ag (4.1% to 7.5%), regardless of the Ag grade. However, the Ag accuracy was appropriate (-3.6% to 1.2% bias). The only exception was CRM SG14, with -6.4% bias, but with a very low value (11 ppm). The Au assays also had relatively large proportions of outliers (0.6% to 5.9%), but the Au accuracy was within acceptable limits (-0.8% to 1.2% bias).

AMEC also reviewed the assays of 1,240 coarse blanks inserted in the batches. The threshold value was considered as five times the detection limit. Only two samples for Ag and five samples for Au displayed values above the threshold value. AMEC is of the opinion that significant Ag and Au cross-contamination did not occur.

11.1.3 Guadalupe Project Historic QA/QC and Third Party Reviews

Applied Geoscience, LLC’s review of the Guadalupe QA/QC data did not encounter significant problems or biases for the period studied (data collected from July, 2005-March, 2008), and the assay database was found to be of acceptable quality for resource modeling.

Reference-sample statistics and control charts showed acceptable results for the gold fire assays. Silver assays from the project standards with expected values of less than approximately 50 g Ag/t showed scatter outside the tolerance limits. The variance in the silver results is likely due to analytical method variance and low resolution of the assay method at the lower-grade levels. Most of the silver standards used by the project are three to five times the detection-limit range, thus the variable results for the reference sample are expected. Some of the higher-grade silver standards showed a systematic low bias (ALS results are biased low in comparison to the expected value of the standard). This condition may be due to silver volatilization during fire-assay cupellation. Check analyses on pulps have confirmed the silver assays from selected mineralized zones at Guadalupe.

Duplicate-sample analyses showed acceptable reproducibility for both silver and gold, and check analyses agreed well with the original assays. Check analyses for Guadalupe agreed well with the original assays for the assay reports to March, 2007.  Check analyses for the remaining 2007 and 2008 data showed satisfactory agreement with the original assay, but with some complication given mishandling of samples from two sample batches at one or both of the assay labs.

11.1.4 La Patria Project QA/QC Review

A total of 119 assay reports from February 10, 2006 to April 20, 2007 were included in Blair’s review of the La Patria QA/QC data (2007).  The following discussion is summarized from MDA’s 2007 Technical Report (Gustin, 2007).  For more information, see Section 21.

Blair’s review of the quality assurance and quality-control information for the La Patria projects did not encounter significant problems or biases within the assay database for the period studied, and the assay database is of acceptable quality for preliminary resource modeling. Check analyses are required for final approval of the La Patria assay database.

Reference-sample statistics and control charts show acceptable results for the gold fire assays. Silver assays of the project standards show scatter outside the tolerance limits for some standards with expected values of less than approximately 50 g Ag/t. This variance in the silver results is likely due to analytical method variance and low resolution at the lower-grade levels for the assay method. Some of the silver standards results show a systematic low bias at higher concentrations. This condition may be due to silver volatilization during fire assay cupellation, although this does not appear to be the case with the Chemex internal reference-sample assays.

Duplicate sample and internal laboratory check analyses show acceptable reproducibility for both metals.

A monthly QC report is done so that “problem” reports can be quickly identified and action taken by project personnel in a timely fashion. Regular submission of samples for check analyses will also provide a more current and efficient QC monitoring program. During the initial review of QC data for La Patria, minor database problems were recognized. All have been discussed with exploration personnel, and action has been taken.

11.1.5 Third Party Reviews of Historic QA/QC- Discussion and Recommendations

The third party reviews of the historic QA/QC data summarized above did not encounter significant problems or biases within the Palmarejo, Guadalupe, or La Patria assay data. Based on these reviews, the Palmarejo 2003-2007 assay data is of acceptable quality for resource modeling.

Reference sample statistics and control charts show acceptable results for the gold fire assays. Silver assays for the project standards show scatter outside the tolerance limits for the standards, with expected values of less than approximately 30 g Ag/t. The variance in the silver results is likely due to analytical method variance and lower resolution at the low-grade levels.

Duplicate-sample analyses show acceptable reproducibility for both metals. Check analyses at secondary laboratories agree well with the original assays.

All data collected from 2003-2007 was used for resource estimation for the Palmarejo and La Patria deposits. All data collected from inception in 2005 to 14th March, 2008 and used in the Guadalupe deposit resource estimation have been reviewed by AMEC, MDA and/or Applied Geoscience, LLC and was considered of acceptable quality for resource modeling (see Section 21 for a list of references).

The Qualified Persons have reviewed the assay data and the third party reviews of the Palmarejo and Guadalupe databases and QA/QC programs done by AMEC (2008), MDA (2004, 2006) and Keith Blair (2005, 2006, 2007) and are in agreement with the conclusion of these reports that the data collected by Bolnisi and Palmarejo Silver and Gold is suitable for resource modeling and that there are no known factors that could materially affect the sample results.

11.2 Coeur QA/QC Programs

The Palmarejo Project QA/QC program for gold and silver assays has changed from when work began in 2003. Initially the project inserted reference samples into the sample stream at a 1:200 ratio, whereby one reference sample was inserted for every 200 drill samples. Starting in mid-2005, the proportion was increased to approximately 1:25 to ensure that every fire-assay furnace lot contained reference samples.  When Coeur assumed control of the project in late 2007 the following protocols were implemented for exploration and development drilling; one reference standard inserted for every 20 field samples, one blank sample inserted for every 20 field samples and one field duplicate is collected for every 20 field samples.  Additionally, 5% of the sample pulps are sent to a different lab for check analysis.

Coeur utilizes the acQuire Technology data management system to store and analyze QA/QC results as they are made available.  Results are not released until QC has been completed on each assay certificate.

QA/QC results are examined for each batch of assays received from the laboratory.  Significant failure of standard samples requires re-submitting the pulps (the failed standard plus a minimum of 5 samples either side of the failure) for re-analysis.  The results of the re-analysis will either trigger acceptance of the original batch or re-run of the entire batch with rejection of the original results.  All sample re-runs are given precedence over the original results.  Results are also reviewed quarterly and elements of the QC program are adjusted as necessary.

11.2.1 Coeur QA/QC Summary - Palmarejo Deposit

Samples collected during resource definition core drilling and underground development drilling have been sent to ALS Minerals in Chihuahua (ALS) and SGS Laboratory, Durango (SGS), Mexico for preparation and analysis using industry standard methods. ALS and SGS are accredited commercial laboratories conforming with requirements of CAN-P-1579, CAN-P-4E (ISO/IEC 17025:2005)).  Since late 2010, all exploration and definition drill samples have been prepared and analyzed by ALS.  SGS or other commercial laboratories are used to check results from ALS on samples submitted by Coeur Mexicana geologists

Samples prepared by SGS follow their preparation method PRP89.  Samples are dried and pulverized to >85% passing a 75 micron screen. A 30 gram charge is used for all analytical methods.  Gold is first analyzed by method FAA313, a fire assay with atomic absorption finish.  Gold samples that are above the upper detection limit for this method are re-analyzed by method FAG303, a fire assay with gravimetric finish.  Silver is analyzed with SGS method AAS21E with a 3 acid digestion.  Silver samples that are greater than the upper detection limit of this method are re-analyzed with method FAG313, a fire assay with gravimetric finish.

All pulps are returned to the Palmarejo mine to be stored for a minimum of 6 months.  A minimum of 5% of the pulps were sent to ALS Chemex, Chihuahua, Mexico for re-analysis.

At the end of 2009 the Palmarejo mine completed construction of an on-site assay laboratory.  The lab has a sample preparation facility, two fire assay furnaces and two Atomic Absorption (AA) instruments.  The laboratory is being managed and run by SGS Laboratories on a contract basis.  The on-site lab is used mainly for ore control and mill sample analysis.  Thirty-two percent of the underground development drill samples were analyzed by the on-site laboratory.  Assay techniques are 1 ton Fire Assay for gold with gravimetric or AA finish.  Silver analysis is by aqua-regia digestion and AA finish for silver and over limit silver samples are re-analyzed by fire assay and gravimetric finish.  Mine site personnel are submitting samples with a rigorous QA/QC sample protocol, with the exception of check assaying at a second laboratory.  No exploration or definition drilling samples are assayed at the mine laboratory currently.

11.2.1.1 QAQC Results Palmarejo Exploration and Development Drilling 2008-2010

New drilling conducted between 2008 and Sept. 21, 2010, included 372 Category 3 (CAT3) exploration drillholes for a total of 57,213 meters and 15,290 samples.  Development drill holes totaling 230 drillholes, 22,246 meters and 9,415 samples.  QAQC results reported are for site-wide exploration and development for 2008-2010.  In 2008 and 2009 there were many channel samples and condemnation drill holes completed that did not have QC samples inserted into the sample stream.  Metal grades from these channel sample and condemnation drill hole data sets were not used in the resource model update.

Six internal standards were used for the exploration and development drilling and were created by SGS Durango utilizing material from the Palmarejo mine site.  Round robin assaying was conducted by 4 separate laboratories.  Two of these standards, STD-00005 and STD-00006, were also sent to SGS Toronto for analyses.  The analytical method used by each laboratory is not specified in the final SGS report.  Round-robin assaying statistics are summarized in Table 11.1.  Table 11.2 presents a summary of the QC sample insertion for the drilling completed during the period.

Table 11.1: Palmarejo Project Custom Standards — Expected Values

		Expected Values from Round Robin Results
Standard Name	Description	Mean Au g/t	Std. Dev. Au g/t	Mean Ag g/t	Std. Dev. Ag g/t
STD-00001	Alta Ley (High-grade)	2.40	0.09	359.7	8.02
STD-00002	Baja Ley (Low-grade)	0.46	0.02	62.0	4.05
STD-00003	Nivel (Level) X0100	0.75	0.04	76.6	5.55
STD-00004	Portal Azul (Blue Portal)	0.08	0.01	7.6	0.74
STD-00005	Alta Ley (High-grade) Open Pit	0.89	0.15	638.9	26.85
STD-00006	Baja Ley (Low-grade) Open Pit	0.63	0.08	104	4.32

Table 11.2: QC Sample Insertion Summary

CAT3 DIAMOND DRILLING QAQC SUMMARY (SGS Durango Lab) December 1, 2009 - September 30, 2010

		Silver (Ag_AAS21E_gt)								Silver (AgFAG313_gt)
Project	# Samples*	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Palmarejo - All CAT3	15290	394	763	7.57%	599	3.92%	1266	8.28%	29				32	0.21%	34	0.22%	2

		Gold (Au_FAA313_gt)								Gold (Au_FAG303_gt)
Project	# Samples*	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Palmarejo - All CAT3	15290	802	763	10.24%	610	3.99%	1286	8.41%	38				22	0.14%	25	0.16%	1

DEFINITION UNDERGROUND DIAMOND DRILLING QAQC SUMMARY (SGS Durango Lab) December 1, 2009 - September 30, 2010

		Silver (Ag_AAS21E_gt)								Silver (Ag_FAG313_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76,108, Rosario Clavos	6375	168	327	7.76%	244	3.83%	447	7.01%	0	155	5	2.51%	26	0.41%	31	0.49%	0

		Gold (Au_FAA313_gt)								Gold (Au_FAG303_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76,108, Rosario Clavos	6375	331	332	10.40%	245	3.84%	454	7.12%	0	0	0	0.00%	25	0.39%	23	0.36%	0

DEFINITION UNDERGROUND DIAMOND DRILLING QAQC SUMMARY (Palmarejo Site Lab) December 1, 2009 - September 30, 2010

		Silver (Ag_AAS12E_gt)								Silver (AgFAG313_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76 - 108 Clavos	3040	145	152	9.77%	124	4.08%	86	2.83%	0		2	0.07%	0	0.00%	0	0.00%	0

		Silver (AgFAG303_gt)								Silver (AgFAG323_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76 - 108 Clavos	3040	70	0	2.30%	15	0.49%	3	0.10%	0		0		9	0.30%	5	0.16%	0

		Gold (Au_FAA313_gt)								Gold (Au_FAG303_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
76 - 108 Clavos	3040	144	142	9.41%	110	3.62%	84	2.76%	0		12	0.39%	12	0.39%	0	0.00%	0

		Gold (AuFAG323_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	# I Duplicates	# Check Samples
76 - 108 Clavos	3040	12	0	0.39%	8	0.26%	6	0.20%	0

RC OPEN PIT ORE CONTROL SAMPLING QAQC SUMMARY (Palmarejo Lab) December 1, 2009 - September 30, 2010

		Silver (Ag_AAS12E_gt)								Silver (Ag_AAS21E_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Chapotillo, Rosario	14208	500	493	6.99%	495	3.48%	669	4.71%	10	0	0	0.00%	0	0.00%	0	0.00%	0

		Silver (AgFAG313_gt)								Silver (AgFAG303_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Chapotillo, Rosario	14208	93	0	0.65%	4	0.03%	3	0.02%	2	73	0	0.51%	1	0.01%	11	0.08%	0

		Gold (Au_FAA313_gt)								Gold (AuFAG323_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% S Duplicates	# I Duplicates	% I Duplicates	# Check Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Chapotillo, Rosario	14208	502	493	7.00%	492	3.46%	668	4.70%	13	0	0	0.00%	0	0.00%	0	0.00%	9

		Gold (Au(FAG303_gt)
Project	# Samples	# Standards	# Blanks	% Standards	# S Duplicates	% Duplicates	# I Duplicates	% I Duplicates	# Check Samples
Chapotillo, Rosario	14208	89	0	0.63%	12	0.08%	2	0.01%	0

Standards and blanks included during the period performed within acceptable parameters.  A total of 5043 standards and blanks were inserted in the sample stream with 82 total failures noted based on Coeur QAQC guidelines.  A comparison of the calculated mean value for each standard during the period and the expected value shows that the calculated mean is typically averaging slightly below the round-robin mean value for silver and slightly above the round-robin mean for gold for all methods (see Figure 11.1).

Some systematic error was detected in the blank material and corrective action was taken.  Blank material was collected from barren RC drill hole material around the mine site.  Five samples each were sent to SGS and ALS for certification.  Failures noted for blanks were typically clustered by date of sample insertion, possibly indicating the presence of low levels of mineralization in the blank material.  At the end of 2010 new blank material was collected and analyzed and the results were evaluated in early 2011.

Figure 11.1: Standards Analysis

Field sample duplicates submitted with exploration drilling show a high percentage of failure between sample pairs utilizing a 15% acceptable error limit. At Palmarejo, it is expected to have high variability below 30 ppm silver and 0.5 ppm gold. The failure rate of duplicates from exploration drilling analyzed at SGS for the Ag_AAS21E method is 47.6%. Sample pairs above 30 ppm show a slightly higher rate of 47.9%. Silver FAG313 failure rate exhibits the same pattern. The failure rate is 28.1%. Gold duplicates analyzed with FAA313 have a 54.4% failure. Above the 0.5 ppm acceptable level, 52.68% of the duplicate pairs fail. Gold pairs analyzed with FAG303 method have a 40.9% failure rate. Silver shows a high sample variance between the ‘primary’ sample and the ‘duplicate’ sample for Ag values >60 ppm and Au >4 ppm. The primary sample is typically lower in value than the duplicate. A previous examination of the duplicates in April 2009 showed a very pronounced bias with the duplicate sample showing systematically higher grades. This was attributed to sampling bias with most of the fine material going into the duplicate sample.

Instrument (pulp) duplicate pairs perform as expected. There is a failure rate of 20% for all Ag_AAS21E duplicate pairs above the detection limit. The failure rate for duplicate pairs above 30 ppm for Ag_AAS21E is 0%. QQ plots in Figure 11.2 indicate some reproducibility problems for silver >140 ppm with AA finish.

Figure 11.2: Sample Duplicate QQ Analysis

Sample duplicates for development drilling also show a high rate of failure from the SGS and Palmarejo site laboratories at all grade levels. Reproducibility of results appears to decrease above 100 ppm silver and 1 ppm gold for the Palmarejo laboratory. Duplicate pairs sent to SGS show more variability above 80 ppm Silver and 2.5 ppm gold. Instrument duplicates show difficulty in re-producing results below 30 ppm Ag and 0.5 ppm Au

Duplicate failure can be attributed to both sampling bias and the variability of mineral distribution in the core. Alternative duplicate sampling processes are being examined. Whole core sampling is being considered for future development drilling.

The check assay program at a secondary laboratory was minimal for the 2009 and 2010 definition drilling and most sample pulps and coarse reject material have been discarded. Results for the few samples show poor agreement between the original and check assay; however, most of this difference can be attributed to differences in sample digestion and metal determination. A more rigorous check assay program was implemented during the fourth quarter of 2010.

The Qualified Person has reviewed the summary reports of the assay QC data for the 2008 to 2010 Palmarejo QA/QC program. The transition from exploration to development and production at the Palmarejo Project saw a drop in the rigor of the assay QC program and monitoring for 2008 and most of 2009. Although not ideal, many of the drill holes and all of the channel samples from this period were not used in the resource model update described in this report. The QP considers that the remaining data is suitable for resource modeling. The QC program at Palmarejo has been modified to include more regular reporting and check assaying for a larger proportion of the samples.

11.2.1.2 QAQC Results Palmarejo Exploration and Production Sampling 2011

During 2011 the assay QAQC process was standardized for exploration using the process described in Section 11.2. Results are reported and reviewed quarterly for exploration and production sampling.

11.2.1.2.1 2011 QA/QC Palmarejo Mine Area Exploration and Production

The current commercial analytical lab for the Palmarejo mine area resource definition drilling is ALS with sample preparation in Chihuahua, Chihuahua. A split of the prepared pulp is sent to Vancouver, B.C. for fire assay with gravimetric finish for both gold and silver. ALS complies with the international standards ISO 9001:2000 and ISO 17025:1999.

Underground development core drilling, channel samples and open pit RC drilling results are analyzed by the Palmarejo site lab operated by SGS. Samples are crushed to 10 mesh and a 250g split is taken. The sample is then pulverized to -200 mesh (80% passing). A split is taken and stored for up to 3 months. Samples are analyzed for Au and Ag using a 2-acid digestion AA method. Silver is then re-analyzed with a fire assay gravimetric method.

The results of the 2011 QA/QC sample program for exploration drilling and production sampling within the Palmarejo District are summarized in the following section (Table 11.3). During the year 31,382 meters of diamond core drilling was conducted. A total of 8,099 samples were analyzed.

Table 11.3: Field and QA/QC Sample Activity 2011

ALS	Primary Samples	Standards		Blanks		Duplicates
Mine area Resource Definition Drilling	5,117	256 (5%)		259 (5.1%)		273 (5.3%)
		Au	Ag	Au	Ag	Au	Ag
Failures		8 (3.1%)	3 (1.1%)	0	1 (0.4%)	76 (27.8%)	33 (12.1%)

SGS Durango	Primary Samples	Standards		Blanks		Duplicates
Mine area Resource Definition	700	34 (4.9%)		71 (10.1%)		37 (5.3%)
		Au	Ag	Au	Ag	Au	Ag
Failures		1 (2.9%)	0	0	0	14 (37.8%)	7 (18.9%)

SGS Palmarejo	Primary Samples	Standards		Blanks		Duplicates
Mine area Resource Definition 3	1,474	68 (4.6%)		71 (4.8%)		79 (5.4%)
DO Underground Development	808	29		29		43
RC Open Pit Drilling	17,019	402		918		1215
Channels Underground	2,053	137		141		0
Total	21,354	636 (3%)		1159 (5.4%)		1,337 (6.3%)
		Au	Ag	Au	Ag	Au	Ag
Failures		22 (3.4%)	14 (2.2%)	56 (4.8%)	133 (1.1%)	174 (13%)	103 (7.7%)

2011 Standards

Four of the internal standards prepared for the 2008 — 2010 drilling were also used for the exploration and development drilling in 2011 (STD-00002, 00003, 00005, and 00006). Standard STD-00008 was newly created by SGS Durango utilizing material from the Palmarejo mine site. Expected values of each standard are shown in (Table 11.4). Round robin assaying on the new standard STD-00008 was conducted by 4 separate laboratories.

All results from the standards are considered within acceptable limits. A review of the failures for all standards show that 8 standards were inserted as another standard. This occurred most commonly as STD-00008 being inserted as STD-00003. This problem of quality control will be addressed in 2012. There appears to be no bias in the timing of failures.

Table 11.4: Standards Used in 2011

Standard	Expected Au Value	Expected Ag Value
STD-00003	0.75	76.6
STD-00008	2.98	246
STD-00002	0.46	62
STD-00005	0.89	638.9
STD-00006	0.63	104.6

2011 Blanks

During 2011, three blanks were utilized during the year. BLANK_2 and BLANK_3 were created during 2010 and BLANCO_RC is developed from barren porphyritic andesite drilled with an RC rig within the Palmarejo district. Sample collection is completed as needed and assayed based on internal protocols. The material is certified as blank by round robin assay by multiple labs. BLANCO-RC is used for production samples only.

Coeur Mexicana initiated QAQC protocols in late 2010. Failure of standards or blanks triggers re-analysis of the failed quality control sample and if necessary re-analysis of the batch. During the 1st quarter of 2011 the use of BLANK 2 was discontinued due to contamination of the blank material.

Blanks performed very well at ALS Chemex and SGS Durango where CAT3 results are analyzed. Blanks included with development drilling and RC open pit drilling indicate some intermittent sample preparation contamination where follow up was required.

2011 Duplicates

Sample Duplicate analyses show acceptable precision obtained from ALS Chemex on both silver and gold. Almost all variances outside the accepted +/- 10% occurred at low levels of silver and gold. Gold ICP results from ALS Chemex for 236 samples had 133 failures, all but 2 were below 1 ppm. The remaining 2 failures were right at the 10% acceptable limit. Silver results are similar for ALS Chemex gravimetric finish. 96% of the failures occur below 30 ppm which is considered the linear working threshold for a gravimetric finish.

The Palmarejo site lab duplicates show good correlation for gravimetric results both gold and silver. AA finish methods for gold and silver show a slight high bias to the check sample. As with ALS Chemex, majority of the duplicate pair failure is below 1 ppm gold (96%) and 10 ppm silver (76%). A review of the remaining failures do not show consistent bias by lab job report or drillhole.

2011 Check Assays

A total of 745 pulps, 10.2% of total samples taken, were sent to SGS of Durango, Mexico for check assay analysis after preparation/analysis at ALS Chemex, Chihuahua. SGS analyzed the pulps with SGS analytical methods Ag_AAS21E or FAG313 for silver and FAA313 or FAG303 methods for gold. ALS Chemex results are reported for method GRA21 a fire assay gravimetric finish. Only results above the highest detection limit are discussed in this section (Table 11.5).

Table 11.5: Assay Method by Lab and Detection Limits

	ALS ME-GRA21 (ppm)	SGS FAG323 Finish (ppm)	SGS FAG303 (ppm)
Ag
l_dl	5	10
u_dl		1000000
Au
l_dl	0.05	0.01	1
u_dl		10	1000000

Results comparing the atomic absorption finish to gravimetric show a distinct low bias to the SGS Durango results for silver and gold. 96% of the error for gold is below 1 ppm with only 29% of the failures for silver below 30 ppm. A review of the methods used for check assay will be completed and changes to the program will be made in 2012.

Comparison of gravimetric results was only completed by SGS if the AA results were returned over 300 ppm silver or 10 ppm gold. The population is not adequate for comparison.

11.2.1.3 2011 Review of Historic Sampling

During 2011 a need was identified to review drilling results from the Palmarejo mine collected by Bolnisi between August 2005 and July 2007. 927 sample pulps, from 61 drill holes, were chosen and sent to SGS Durango for analysis. Original results used for resource modeling were prepared by ALS Chemex, Chihuahua. Fifty blanks and 50 standards were included with the pulps. Overall the results for the QC samples were good. Three failures occurred in separate batches and included one failure for both gold and silver.

The comparison of silver values >10 ppm show good correlation (Figure 11.3). There is a slight bias below 100 ppm with the SGS method running slightly higher. Given the relative consistency of the increase this could be due to calibration.

Figure 11.3: Check Sample Analysis for Silver

Comparison of Ag results 10-100 ppm	Comparison of Ag results 100-4000 ppm

Results of the gold analysis are divided between an SGS AA finish and Gravimetric finish. There is a low correlation between the ALS and SGS Au values below 4 ppm with either SGS method where 90% of the error occurs.

SGS AA finish is not truly comparable to the ALS gravimetric finish. There is a definite high bias to the SGS AA finish results for gold compared to the ALS Gravimetric when looking at the results below 4 ppm. The AA finish would be a more accurate measurement for Au at these lower values since the low levels are down near the calibration limits of the weighing equipment. A higher assay value from the AA finish is reasonable.

The comparison between gravimetric finishes shows SGS to have a consistently higher bias as well (Figure 11.4). This could be a result of differences in calibration. 39% of the error between SGS and ALS gravimetric finish pairs falls in the range of 1-4 ppm.

Figure 11.4: Check Sample Analysis for Gold

Comparison of Au results (Gravimetric Finish)	1-30 ppm Comparison of Au results
(AA Finish) >0.01 ppm

11.2.1.4 Palmarejo Mine QA/QC Discussion and Recommendations

Review of the exploration QA/QC data did not encounter significant problems or biases for the period studied, and the assay database was found to be of acceptable quality for resource modeling.

1.              QA/QC samples were inserted into the field sample stream at the proper rate of at least 1 per 20 samples or 5%.

2.              All four types of QA/QC samples were inserted or completed, standards, blanks, duplicates and check assays at the proper rates of 5 +/- 0.5 % of the total field sample population.

3.              No systematic bias or accuracy problems were detected for gold or silver assays based on results from the standard samples results.

4.              No contamination of the CAT3 sampling was detected from routine insertion of blank samples. Intermittent contamination during sample prep at the site laboratory was detected and reported.

5.              Duplicate samples showed good precision for silver values above 30 ppm by the 30 gram fire assay gravimetric technique and gold values above 1.0 ppm by the 30 gram AA technique.

6.              Check assays verified original sample values within acceptable limits for all drillholes.

7.              When significant failures occurred within any QA/QC samples in ore zones follow up actions included re-assaying of the failed QA/QC sample and at least five field samples on both sides of the QA/QC samples were taken.

The Qualified Persons’ review of the 2011 QA/QC data did not encounter significant problems or biases for the period studied, and the Qualified Persons believe the assay data to be of acceptable quality for resource modeling.

11.2.2 Coeur QA/QC Summary- Guadalupe, La Patria and District Exploration Targets

The current commercial analytical lab for the Guadalupe project is ALS with sample preparation in Chihuahua, Chihuahua. A split of the prepared pulp is sent to Vancouver, B.C. for fire assay with gravimetric finish for both gold and silver. ALS complies with the international standards ISO 9001:2000 and ISO 17025:1999

ALS Preparation (ALS code: PREP-31)

The entire sample is dried and crushed to > 70% passing a 2mm (10 mesh) screen. A split of up to 250g is pulverized to > 85% passing a 75 micron (200 mesh) screen.

ALS Au and Ag Analyses (ALS codes: Au-ICP21, Au-GRA21, Ag-GRA21, ME-GRA21)

All assays techniques at Guadalupe utilize an initial 30 gram charge that is digested by the fire assay method. Then the metal content is determined by different finish techniques. The GRA21 technique uses a gravimetric finish or a physical weighing of the gold and or silver bead, detection limit for Au by this finish method is 0.05 to 1,000 ppm and 5 to 10,000 ppm for Ag. QA/QC analysis over the past year has shown that commercial labs have difficulty reproducing gold values below 1 ppm with the gravimetric finish method due to the difficulty of physically weighing the small bead therefore a fire digestion followed by an ICP finish is being used for initial gold analyses and when the gold exceeds 2.0 ppm the sample is re-assayed by a fire digestion and gravimetric finish.

11.2.2.1 Earlier QA/QC Programs

QA/QC programs of 2009 and 2010 were discussed in technical reports pertaining to those years. Short summaries of those results are presented below.

11.2.2.1.1 2009 QA/QC Palmarejo District Exploration (Excluding Palmarejo Mine Area)

The results of the 2009 QA/QC sample program for exploration drilling within the Palmarejo District are summarized in the following section (Table 11.6). During the 2009, 24,390 meters of diamond core drilling was conducted. A total 4,926 meters were sampled and 4,317 samples were analyzed. No other types of drilling were conducted. More information can be found in the January 2010 Palmarejo Technical Report on Sedar.

Table 11.6: Field and QA/QC Sample Activity 2009

Area	# Holes	# Field Samples	# Standards Ag	# Standards Au	% Standard Samples	# Blanks Ag	# Blanks Au	% Blank Samples	# Dup Ag	#Dup Au	% Dup Samples
La Curra	17	1441	75	75	5.2	75	75	5.2	40	40	2.7
Los Bancos	5	275	26	19	9.4/6.9	26	13	9.4/4.7	28	17	10.1/6.1
Guadalupe	54	2601	128	127	4.9/4.8	127	127	4.8	112	117	4.3/4.4

All results from the standards are considered within acceptable limits and no bias or systematic error was recognized. The 8 failures represent less than a 5% failure rate and are within the acceptable statistical limits.

The blank samples were developed and certified from barren core drilled within the Palmarejo district. The material was certified as blank by a round robin of assays to multiple labs. A total of 228 blank samples were inserted into the sample stream during 2009 and only 3 occurrences of detectable silver were noted and 7 occurrences of detectable gold were noted. The 7 failures represent less than a 4% failure rate and fall within acceptable statistical limits. The levels of detected metal in all occurrences were low, 16 ppm for silver and a high of 0.200 ppm for gold, and it is considered that no significant contamination was present during the preparation of the 2009 samples.

Duplicates submitted during 2009, consisted of sample duplicates, preparation duplicates and pulp duplicates. Duplicate analyses show acceptable precision obtained from ALS Chemex on both silver and gold. Almost all variances outside the accepted +/- 15% occurred at low levels of silver and gold which is most likely due to the metal content being below the linear working range for the gravimetric finish method.

Check assays were conducted by TechniLab of Chihuahua, Mexico and SGS of Durango, Mexico on samples from the second half of the 2008 through the 3rd Quarter of 2009 drill campaigns. A total of 446 samples were sent in for check assays. The check assays are used to verify the original assay value and values are considered acceptable within a +/- 10% range. The silver values check well with most of the variance occurring in the low levels of silver. Assay values greater than 30 ppm compare well between the labs. The gold values showed more variance than the silver and generally Techni Labs was consistently lower in gold values than ALS Chemex. While consistently lower and spread across all grade ranges, the lower values from Techni are not considered significant to invalidate assays. Check analyses for gold received from SGS with assay values greater than 0.8 ppm compare well between the labs. As with the results from Technilab, the SGS results show a slightly lower mean value and standard deviation than the original results from ALS Chemex.

QA/QC samples were inserted into the field sample stream at the proper rate of at least 1 per 20 samples or 5%. All four types of QA/QC samples were inserted or completed, standards, blanks, duplicates and check assays at the proper rates of 5% of the total field sample population. No systematic bias or accuracy problems were detected for gold or silver assays based on results from the standard samples. No contamination was detected from routine insertion of blank samples. Duplicate samples showed good precision for silver values above 50 ppm and gold values above 2.0 ppm by the 30 gram fire assay gravimetric technique. Some variance was noted for gold analyses by gravimetric finish for values between 0.5 and 2.0 ppm and additional assaying by ICP analyses was conducted. The study concluded that a fire assay with an ICP finish for gold concentrations < 2 ppm be used and for gold values > 2 ppm a 30 gram fire assay with gravimetric finish should be utilized.

Check assays verified original sample values within acceptable limits. Coeur’s review of the 2009 QA/QC data did not encounter significant problems or biases for the period studied, and the Qualified Persons believe the assay data to be of acceptable quality for resource modeling.

11.2.2.1.2 2010 QA/QC Program

The results of the 2010 QA/QC sample program for exploration drilling within the Palmarejo District are summarized in the following section (Table 11.7). During the year, 24,840 meters of diamond core drilling was conducted. A total of 2,771 samples were analyzed. No other types of drilling were conducted. More information can be found in the January 2011 Palmarejo Technical Report on Sedar.

Table 11.7: Field and QA/QC Sample Activity 2010

Area	# Holes	# Field Samples	# Standard Ag	# Standard Au	% Standard Samples Au/Ag	# Blanks Ag	# Blanks Au	% Blank Samples	# Dup Ag	# Dup Au	% Dup Samples Au/Ag
La Antena	4	73	5	6	6.84 / 8.21	5	5	6.84	4	4	5.47
San Juan	15	402	24	23	5.97 / 5.72	24	24	5.97	19	20	4.72 / 4.97
Palmarejo	4	131	8	8	6.10	8	8	6.10	7	4	5.34 / 3.05
Guadalupe	57	2165	110	106	5.08 / 4.89	111	111	5.12	104	97	4.80 / 4.48

Two standards were used during the year. Overall, results from the standards are considered within acceptable limits. One hundred and forty-three gold standards were inserted and two samples failed for gold; a 2% failure rate under the Au_GRA21 method and one failure in the HGRS standard for the AU_ICP21 method. One hundred and forty-seven silver standards were inserted and ten samples failed for silver under the Ag_GRA21 method. The 10 silver analysis failures represent a 6% failure rate. No bias or systematic error was recognized for any of the standards.

During 2010, blank samples were developed and certified from barren core drilled within the Palmarejo district. The material was certified as blank by a round robin of assays to multiple labs. A total of 111 blank samples were inserted into the sample stream during the year and no gold or silver blanks failed. The levels of detected metal in all occurrences was low, 16 ppm for silver and a high of 0.200 ppm for gold, and it is considered that no significant contamination was present during the preparation of the 2010 samples.

Sample duplicate analyses show acceptable precision obtained from ALS Chemex on both silver and gold. Almost all variances outside the accepted +/- 15% occurred at low levels of silver and gold which is most likely due to the metal content being below the linear working range for the gravimetric finish method.

A total of 50 field sample duplicates (1/4 core splits) and 104 analytical duplicates were reported during the 2010 year. Seven out of twenty four or 29% failed for gold using the Au_ICP21 method, and four out of twenty six or 26% failed for silver using Ag_GRA21 gravity method.

One hundred and four analytical duplicates from pulps were analyzed during 2010. The acceptable range for duplicate comparison is +10%. Twenty five out of 53 or 47% failed for gold precision under 1 ppm values. Fourteen out of 51, or 27% silver analytical duplicates failed, mostly under the 20 ppm range. Precision is difficult to obtain from analytical duplicates for silver below 20 ppm using the Ag_GRA21 method; and for gold below 0.80 ppm using Au_ICP21 method.

A total of 217 pulps, 7.8% of total samples taken, were sent to SGS of Durango, Mexico for check assay analysis after preparation/analysis at ALS Chemex, Chihuahua. SGS analyzed the pulps with equivalent SGS analytical methods FAA313 and FAG313. For check assay results received from SGS, Durango, Mexico, three samples out of fifteen (20%) failed showing a 20% difference when comparing Au_ICP21 and AuAA_323 methods. For gold assayed by equivalent gravimetric methods, no significant differences were noted; only one sample out of eight analyses failed; this value was less than 3ppm Au.

Silver results from SGS results show consistently a slightly higher mean value and standard deviation than the original results from ALS Chemex for both low and high grade methods. Fifteen samples out of sixty four samples, or 15%, failed for silver under comparison of Ag_GRA21 vs Ag_FAG323 methods. Data from silver analysis using Ag_GRA21 and Ag_FAG313 methods show that differences are below the 50 ppm range. Two failures occurred at values of 100 ppm and 300 ppm.

QA/QC samples were inserted into the field sample stream at the proper rate of at least 1 per 20 samples or 5%. All four types of QA/QC samples were inserted or completed, standards, blanks, duplicates and check assays at the proper rates of 5 +/- 0.5 % of the total field sample population. No systematic bias or accuracy problems were detected for gold or silver assays based on results from the standard samples. No contamination was detected from routine insertion of blank samples. Duplicate samples showed good precision for silver values above 50 ppm and gold values above 2.0 ppm by the 30 gram fire assay gravimetric technique. Some variance was noted for gold analyses by gravimetric finish for values between 0.5 and 2.0 ppm and additional assaying by ICP analyses was conducted. The study concluded that a fire assay with an ICP finish for gold concentrations < 2 ppm be used and for gold values > 2 ppm a 30 gram fire assay with gravimetric finish is being utilized. The ICP test method is being used since November 2009 to date with satisfactory output data. Check assays verified original sample values within acceptable limits. When significant failures occurred within any QA/QC samples follow up actions included re-assaying of the failed QA/QC sample and at least five field samples on both sides of the QA/QC samples.

The Qualified Persons’ review of the 2010 QA/QC data did not encounter significant problems or biases for the period studied, and the Qualified Persons believe the assay data to be of acceptable quality for resource modeling.

11.2.2.2 2011 QA/QC Program

The results of the 2011 QA/QC sample program for exploration drilling within the Palmarejo District are summarized in the following section (Table 11.8). During the year, 37,061 meters of diamond core drilling was conducted. A total of 5,118 samples were analyzed. No other types of drilling were carried out. Graphs and details can be found in the report “Palmarejo District Exploration Guadalupe project 4th Quarter/Annual 2011 QAQC Summary Report” (Coeur d’Alene Mines, 2011).

Table 11.8: Field and QA/QC Sample Activity 2011

Area	# Holes	# Field Samples	# Standard Ag	# Standard Au	% Standard Samples	# Blanks Ag	# Blanks Au	% Blank Samples	# Dup Ag	# Dup Au	% Dup Samples
La Patria	141*	3267	184	181	5.63 / 5.54	181	181	5.54 / 5.54	180	185	5.50 / 5.66
Camino	4	11	2	2	18.18 / 18.18	2	2	18.18 / 18.18	2	2	18.18 / 18.18
Victoria	5	70	5	5	7.14 / 7.14	5	5	7.14 / 7.14	5	5	7.14 / 7.14
Guadalupe	55	1770	91	91	5.14 / 5.14	90	90	5.08 / 5.08	95	102	5.36 / 5.76

*This amount includes 77 trenches, statistically treated for convenience as drill holes.

2011 Standards

All results from the standards (Table 11.9) are considered within acceptable limits. Two hundred seventy nine gold standards were inserted and 10 failures were noted for gold assay the methods (Au_GRA21 or AU_ICP21). The 10 gold analysis failures represent 3.5% failure rate, most of this failures correspond to standard HGRS-01. Two hundred eighty two silver standards were inserted during the year and 10 samples failed mainly for standard LGRS-01. The 10 silver analysis failures represent 3.5% failure rate. No bias or systematic error was recognized for any of the standards.

Table 11.9: Standards Used in 2011

Standard	Expected Au Value	Expected Ag Value	# Inserted Au	# Inserted Ag	# Au Failures	# Ag Failures
HGRS-01	11.7	63.71	151	154	8	3
LGRS-01	0.025	228.4	128	128	2	7

2011 Blanks

During 2011, two blanks were utilized during the year.  Blank 2 was created during 2010  and Blank 3 was developed and certified from barren core drilled within the Palmarejo district during 2011.  The material was certified as blank by a round robin of assay by multiple labs.

A total of 518 samples of Blank 2 and 38 samples of Blank 3 for gold and silver were inserted into the sample stream during the year.  All results were within acceptable limits except for one failure.  The failure triggered a re-assay of the associated batch.

2011 Duplicates

Sample Duplicate analyses show acceptable precision obtained from ALS Chemex on both silver and gold.  Almost all variances outside the accepted +/- 10% occurred at low levels of silver and gold which is most likely due to the metal content being below the linear working range for the gravimetric finish method.

A total of 282 pulp duplicates were reported during 2011. Primary methods for silver analysis were GRA21 and ME-ICP41.  There were a total of 50 failures for the gravimetric method, 74% where below 20 ppm and 84% where below 30 ppm.  Gold analysis was done primarily using an ICP 21 method and for grades >10 ppm AA23 and GRA21 methods were utilized.  The gold ICP results showed a total of 82 failures.  95% of these failures occur below 1 ppm.  Majority of all failures occur in the lower range of detection for all methods.  A review of the remaining failures do not show consistent bias by lab job report or drillhole.

2011 Check Assays

A total of 420 pulps, 8.2% of total samples taken, were sent to SGS of Durango, Mexico for check assay analysis after preparation/analysis at ALS Chemex, Chihuahua. SGS analyzed the pulps with SGS analytical methods FAG323 for gold and silver (Table 11.10).  Results compare relatively well across methods (Figure 11.5).  Analysis was completed for results above the highest low detection limit and below the upper detection limit where necessary.  Only the gravimetric methods between ALS and SGS are truly comparable.

Table 11.10: Standards Used in 2011

ALS	SGS DURANGO	Failure*
Ag_GRA21	Ag_FAG323	16.70%
Au_GRA21	Au_FAG323	16.70%
Au_ME_ICP	Au_FAG323	17.4% (above 2 ppm)

*Failure rate calculated for results above detection limit unless otherwise noted

Figure 11.5a: 2011 Check Assays

Silver results from SGS results show consistently a slightly higher mean value and standard deviation than the original results from ALS Chemex while the SGS results for gold are consistently lower.  Since the analysis is done from existing pulps this would suggest a slight difference in the analysis method.

Failed sample pairs are dispersed across the dataset except in one instance where multiple failures and warnings for silver were noted in samples from one drillhole LPDH_131.  Remaining material from this drillhole should be re-analyzed by the primary laboratory.

11.2.2.3  2011 Review of Historic Sampling

During 2011 a need was identified to review drilling results collected by Bolnisi and Planet Gold between August 2005 and May 2008.  193 sample pulps from 15 Guadalupe drill holes and 341 sample pulps from 25 La Patria drill holes were chosen and sent to SGS Durango for analysis.

Original results used for resource modeling were prepared by ALS, Chihuahua.  This analysis utilizes a 15% difference in duplicate pairs to estimate error and a 10% warning.  Standards and blanks included with the pulps performed within acceptable limits.

Silver

The comparison of silver values >10 ppm indicates a problem with a few select drill holes (Table 11.12).  While most of the error is spread across the dataset the following drill hole certificate pairs can be noted (Table 11.13):

Table 11.11: Standards Used in 2011

Drillhole	SGS Check Certificate	ALS Original Assay Certificate
TGDH_130	DU15318	CH07053768
TGDH_208	DU15320	CH07133116
TGDH_205	DU15320	CH07122531
LPDH_008	DU15328	CH06016774

All failures with the exception of TGHD_130 could be attributed to poor blending, nugget effect or differences in calibration.  However the sample results should be further investigated.

There is a slight bias below 100 ppm with the SGS method running slightly higher (Figure 11.5a-d).  Given the relative consistency of the increase this could be due to calibration.

Figure 11.5b: 2011 Check Assays

Comparison of Ag results 10 — 100 ppm

Figure 11.5c: 2011 Check Assays

Comparison of Ag results 100-800 ppm

Figure 11.5d: 2011 Check Assays

Comparison of Ag results 10-100 ppm

Figure 11.5e: 2011 Check Assays

Comparison of Ag results 100-800 ppm

Gold

Results of the gold analysis are divided between an SGS AA finish and Gravimetric finish.  There is a low correlation between the ALS and SGS Au values below 4 ppm with either SGS method where 80% of the error occurs.  The remaining error between the laboratory results do not appear to be biased to a particular drill hole, original assay certificate or check assay certificate as seen with the silver results (Figure 11.6a-d).

SGS AA finish is not truly comparable to the ALS gravimetric finish.  There is a definite high bias to the SGS AA finish results for gold compared to the ALS Gravimetric when we look at the results below 4 ppm.  The AA finish would be a more accurate measurement for Au at these lower values since the low levels are down near the calibration limits of the gravimetric weighing equipment.  A higher assay value from the AA finish is reasonable.

The comparison between gravimetric finishes shows SGS to have a consistently higher bias as well.  This could be a result of differences in calibration.

Figure 11.6a: 2011 Check Assays

Comparison of Au results (Gravimetric Finish) 1-12 ppm

Figure 11.6b: 2011 Check Assays

Comparison of Au results (Gravimetric Finish) >1 ppm

Figure 11.6c: 2011 Check Assays

Comparison of Au results (Gravimetric Finish) 1-12 ppm

Figure 11.6d: 2011 Check Assays

Comparison of Au results(Gravimetric Finish) >1 ppm

11.2.2.4  NCL Audit

In September 2011, NCL Ingeneria y Construccion Ltda. reviewed the database and QA/QC procedures and results for the Guadalupe and La Patria projects.  Their conclusions were as follows:

The procedures established by CUU (acronym for the Exploration team at Palmarejo) are correct and according to industry standards.

CUU is following the defined procedures in a reasonable way, nevertheless there are several aspects that may be improved.

The reports produced are reasonable in terms of contained information, nevertheless; it would be highly convenient if some opinion about the results is included, to make easier and faster the understanding of the figures for a non-specialist reader.  Also these opinions may reinforce the adequate reaction to some unexpected results.

The number of samples used for QA/QC seems a little high in comparison with the definitions set by CUU and with NCL’s recommendations.

The reference to the recommended Coeur rate of insertion was taken from the QA/QC procedures and protocol document. Some of recommended rates are not clear. For example, the rates of each individual type of duplicates: field, coarse and pulp. An even number for each type was assumed in these cases. For reference, the rate of insertion usually recommended by NCL for precious metals exploration projects is also included, which could be considered as an industry average.

The number of primary samples controlled is taken from the total number of primary samples of the holes referred in the control samples log.

The actual rate of insertion is well above both NCL and Coeur recommendation rates. Although the Coeur recommendation is for minimum rates, it is not clear the reason for the difference. This rate may be reduced, saving budget and manpower, without any loss of quality.

Apparently the entire control program is focused in checking the primary lab. It is not clear if any efforts are done in relation with other labs (as established in the QA/QC protocols).

In general, the results of the QA/QC program are well stored, nevertheless some more tidiness is recommended, there are some samples without their complete information, like acceptable limits, or other. It is recommended to review and complete the missing information or, in case it is not available, to delete the incomplete samples from the database.

The numerical analysis done to the QA/QC data is adequate; the only suggestion is to introduce the use of HARD plots.

11.2.2.5  Palmarejo District QA/QC (excluding Palmarejo mine area) QA/QC Discussion and Recommendations

Review of the exploration QA/QC data did not encounter significant problems or biases for the period studied, and the assay database was found to be of acceptable quality for resource modeling.

1.              QA/QC samples were inserted into the field sample stream at the proper rate of at least 1 per 20 samples or 5%.

2.              All four types of QA/QC samples were inserted or completed, standards, blanks, duplicates and check assays at the proper rates of 5 +/- 0.5 % of the total field sample population.

3.              No systematic bias or accuracy problems were detected for gold or silver assays based on results from the standard samples.

4.              No contamination was detected from routine insertion of blank samples.

5.              Duplicate samples showed good precision for silver values above 30 ppm and gold values above 2.0 ppm by the 30 gram fire assay gravimetric technique.  The ICP test method is being used since November 2009 to date with satisfactory output data for values below 10 ppm.

6.              Check assays verified original sample values within acceptable limits for most drillholes.  Further analyses should be conducted on LPDH_131 and TGDH_130.

7.              When significant failures occurred within any QA/QC samples in ore zones follow up actions included re-assaying of the failed QA/QC sample and at least five field samples on both sides of the QA/QC samples were taken.

The Qualified Persons’ review of the 2011 QA/QC procedures and data did not encounter significant problems or biases for the period studied and demonstrates the assay data to be of acceptable quality for resource modeling.

SECTION 12 - DATA VERIFICATION

All Palmarejo District exploration and production data is loaded into an acQuire™ Geoscientific Information Management System (GIMS) database.  Data is exported from acQuire and loaded into Gemcom for modeling.  QAQC and auditing are completed during data collection and after export to Gemcom.

Drill hole data is also reviewed after import into Gemcom using the included Data Validation utilities.  This validation utility reviews the database tables for logic errors: data beyond the end of hole, overlapping sample or geology intervals etc.).  This utility was used to verify all new drill hole data added since the last resource models were completed for the projects covered in this report.  No significant logic errors were found; the few inconsistent sample and geology intervals identified were due to rounding on export from acQuire™ and import to Gemcom.

12.1 Assays

12.1.1  External Audit of Assays in AcQuire

In December, 2010, Mine Development Associates of Reno, Nevada conducted an audit of primary assay results loaded to the acQuire database system for exploration and production of the Palmarejo property (Avery, 2010).  Of the assay certificates loaded to the Exploration database for Guadalupe, La Patria and all other areas not including the Palmarejo minesite, 9.3% were evaluated.  The same audit was conducted for the Palmarejo mine and included 4.6% of the assay certificates loaded to the Palmarejo mine site database.  MDA received the original assay certificates directly from the laboratory (SGS Durango or ALS Chemex).  Table 14.1 shows the results of the assay certificate audit.

Table 12.1: MDA Assay Certificate Audit Results

	DATABASE
TEST	Production	Exploration
Certificates Requested	199	164
Certificates Requested but not supplied	12	1
Total Sample Intervals Imported for Audit	5729	15165
Total Sample Intervals QA/QC	1227	609
Total Sample Intervals compared	4422	7723
Sample Intervals with differing values	2	0
Received Certificates not completely imported into acQuire	6

MDA also conducted a brief review of all the data available in both databases.  No significant problems were found.  Minor issues were checked and corrected by the geology staff.

NCL Ingenieria y Construccion Ltda. Of Santiago Chile conducted external audits of the acQuire database and field procedures in 2011 for Guadalupe and La Patria exploration.  This audit did not review assay results or compare stored records against laboratory certificates.  QAQC results and protocols were reviewed and the results deemed acceptable.

12.1.2  Internal Assay Validation

Starting in 2008 all assay data is imported to the acQuire™ database from original lab electronic certificates.  Prior to this a similar import process was used to populate a Datashed™ SQL database.  Assays are assigned a priority ranking based on QAQC results, test method and assay laboratory; the acceptable assays are exported from acQuire for use in resource estimates.

A portion of the data in the acQuire database to be used for the Guadalupe resource estimation were validated against original certificate (assay) or report (survey) documents.

Fifty drill holes (~12%) of 402 available holes were selected for assay data verification (Table 12.2): All accepted primary assays for the Guadalupe project were exported from acQuire.  For the 50 drill holes selected there were a total of 4,394 assays.  All 4,394 were checked against original lab certificates (12.5% of 35,119 total sample IDs in the export from acQuire).  A certificate was available that matched each assay value in the export data received.  No errors were encountered.

Table 12.2: Guadalupe Drill Holes Selected for Verification

TGDH_004	TGDH_096	TGDH_175	TGDH_247	TGDH_327
TGDH_011	TGDH_104	TGDH_183	TGDH_249	TGDH_332
TGDH_026	TGDH_111	TGDH_191	TGDH_254	TGDH_343
TGDH_038	TGDH_127	TGDH_199_2	TGDH_260	TGDH_348
TGDH_047	TGDH_131	TGDH_202	TGDH_269	TGDH_354
TGDH_054	TGDH_142	TGDH_217	TGDH_273	TGDH_367
TGDH_055	TGDH_147	TGDH_220	TGDH_285	TGDH_375
TGDH_060	TGDH_152	TGDH_222	TGDH_298	TGDH_383
TGDH_075	TGDH_166	TGDH_236	TGDH_307	TGDH_384
TGDH_085	TGDH_174	TGDH_240	TGDH_313	TGDH_393

Internal testing of the Guadalupe and Palmarejo resource datasets was also conducted by an internal Senior Compliance Auditor who verified 10 random assays for Palmarejo and Guadalupe exploration results.

12.2 Collar and Survey

Internal Validation of Collar and Downhole Survey Data

Collar coordinates were validated for 34 of the 50 drill holes against original hard copy documentation (Table 12.2), (68% of the holes selected for check).  No original hard copy coordinate document was available for the remaining 16 drill holes.  One record coordinate (<1 meter offset) of the 34 verified was reviewed and modified by exploration in the master database. Collar elevations were not checked.

Collar surveys (azimuth and dip) were validated against original log sheets.  Down-hole surveys were validated against original hardcopy reflex or gyro survey records.  Results of the survey verification are summarized in Table 12.3.

Survey data for all holes to be used for resource estimation were checked for erroneous readings by flagging large differences in azimuth or dip over short distances.  Enrique Fuentes, Senior Geologist, Coeur Mexicana Exploration assessed holes with flagged differences on an individual basis and made appropriate changes or deleted erroneous records before import to the GEMS resource estimation database.

During geologic modeling of La Patria, nine historic drill hole locations were identified for surface re-survey based on correlation of geology across the associated section data.  Work to be completed in 2012.

Table 12.3: Guadalupe Survey Verification Results

Survey Verification against Original Doc- Results	Count	% of Records Selected	Errors in Resource- Count	% of Records in Resource DB	Comment
Total Records Selected for Check	358	100%	N/A	12.9%	2,773 records in resource DB.
No Original Doc Available	62	17%	N/A	N/A
No Original Doc- Azimuth	7	2%	N/A	N/A	Original Doc had Dip but not Azimuth recorded. Azimuth was set to collar measurement for this hole.
Original Document Error- Correct in Database	4	1.1%	N/A	N/A
Original Document Not Loaded to Database	5	1.4%	5	0.18%
Error- Azimuth and Dip	1	0.3%	1	0.04%	Azimuth correct in resource but not dip.
Error- Azimuth Only	4	1.1%	0	0.00%
Error- Dip Only	8	2.2%	5	0.18%
Error- Depth	1	0.3%	1	0.04%
Total Errors	19	5.3%	12	0.43%	7 of the errors were encountered and corrected before use in resource.

Following internal protocols, 56 drill hole collars from Guadalupe and 44 collars from La Patria were re-surveyed in the field.  98 surveys were within < 1meter of the original survey.  The remaining 2 drill holes were < 2 meters from the original survey.

12.3 Geology

12.3.1  External Audit of Geology in AcQuire

As part of the NCL Ingenieria y Construccion Ltda. Of Santiago Chile audit conducted in 2011 for Guadalupe and La Patria exploration, a review of the geology stored in the acQuire™ database was completed.  The audit compared hard copy logs against the electronic dataset.  Over time, the logging methodology has changed for Guadalupe and La Patria.  Re-logging of historic core was started in 2009 at the Guadalupe site using electronic data logging methods.  The NCL audit reviewed 30 random drill holes from the Guadalupe database against original hard copy drill logs.  This would include core re-logged in 2009-2010.  The results of the external audit are incongruous given the history and methodology used to compare the data during the NCL audit.

12.3.2  Internal Geology Validation

A review of the La Patria geology was conducted by comparing core photos (diamond drill holes only) against electronically stored data plotted in section.  Lithology, veining and mineralization were compared.  A recommendation was made to re-log 27 historic diamond drill holes.  The original drilling at this site was conducted with RC.  Given the number of core holes available for correlation it is also recommended to re-log all RC drilling for consistency. Work to be conducted during 2012.

12.4 Site Visit

Site visits to Guadalupe and La Patria were conducted by the Qualified Person and staff geologists from Technical Services in 2011.  A review of drilling, site preparation, sampling, geologic logging and sample storage conditions was conducted.  All was found to be in good order and followed exploration procedure guidelines.

A small number of down-hole survey errors were found in the 2011 exploration (Category 3) drilling for the Palmarejo Project during the site visit.  These errors were found when the new drill holes were plotted on section. All errors existed because of hole inclination entry errors (positive instead of negative inclinations entered).  These down-hole survey errors were corrected in acQuire.

SECTION 13 - MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Historic Third Party Test Programs Summary

Six test work campaigns have been conducted over a two year period, between the end of 2003 and the end of 2005.  Two campaigns were carried out by Ammtec Ltd and four by SGS Lakefield Oretest, with both of the laboratories being located in Perth, Australia.  In addition to these main campaigns, additional test work has been run by laboratories at Electrometals Technologies Limited and Outokumpu. Cytec have also conducted additional flotation reagent test work at the SGS Lakefield Oretest laboratory.  A brief summary of each campaign is given below.  Test-work and the method, selection and size of samples used in the various test programs were designed to accurately represent the characteristics and metallurgical behavior of the ore body. Results are considered to be consistent. Criteria upon which the process plant was designed and is currently being constructed were based on the results of this test program.

Ammtec Campaign — January 2004.

Two RC drill samples tested, PMDH 002, 003 & 004.

Head assays of each sample and mineralogy investigation.

Direct ore leach, gravity and leaching of concentrates and tailings and flotation and leaching on flotation concentrate and tailings.  The flotation and leach gave the highest recovery.

SGS Lakefield Oretest Campaign — 9609, December 2004.

One Diamond ore sample, PMDH 070D

Five diamond waste samples, PMDH 56D, 58D, 59D, 68D & 78D.

ARD and UCS tests were done on ore and waste samples.

Head assays of ore sample and mineralogy investigation.

Crushing Work Index, Abrasion Index, Bond Rod Mill Work Index and Bond Ball Mill Work Index on ore sample (PMDH 070D).

Sighter and bulk flotation tests on ore sample.  Investigate optimum reagent selection, grind size sensitivity.

Cyanide leach testing of whole ore sample, flotation concentrate and tailings

SGS Lakefield Oretest Campaign — 9632, May 2005

Four RC drill samples tested, PMDH 6, 22, 35, 76.

Master composite made from all of drill holes.

A sighter flotation test and three cleaner flotation tests were conducted on the master composite.

A pilot plant was run to produce a rougher concentrate, scavenger concentrate and scavenger tailings products.  Leaching of the rougher, scavenger and tailings products was done to confirm recovery and to produce leach liquor for electrowinning test work.  Rougher and scavenger concentrate were filtered to allow preliminary sizing of filter required for this duty.

Ammtec Ltd Campaign — A9848, September 2005

Two bulk underground samples tested, sample ‘Q’ being a quartz vein breccia and sample ‘S’ being a stockwork sample.

Advanced media competency testing was done on each sample.

SGS Lakefield Oretest Campaign — 9745, December 2005

Three diamond drill samples tested, PMDH 078D, 115D, 125D.  A surface outcrop sample was also received, labeled “Hall’s Clavo” (now referred to as Chapotillo).

Comminution testing on the four samples including JK Drop Weight and SMC tests, UCS tests, Bond Rod, Ball and Abrasions tests and Impact Crushing tests.

Master composite made from three diamond drill holes.

Six batch rougher flotation test and two cleaner flotation tests were conducted on the master composite, followed by a locked cycle flotation test.

Fifteen large scale batch flotation test of master composite sample, to produce large sample of flotation concentrate and tailings for downstream testing.

Leaching optimization tests for flotation concentrate and tailings samples.

Oxygen uptake tests on both concentrate and tailings samples.

Variability flotation testing in conjunction with cyanide testing of flotation concentrate and tailing samples.

Zinc precipitation test work. Cyanide detoxification test work, including both batch and continuous tests.

Slurry viscosity test work.

SGS Lakefield Oretest Campaign — 9772, December 2005

Two diamond drill samples tested, PMDH 280D and 340D.  ‘Q’ sample used for comminution test work at Ammtec (A9848) was also tested.

Comminution testing on the two diamond drill samples including JK Drop Weight and SMC tests, Bond Rod, Ball and Abrasions tests.

Cleaner flotation tests were conducted on all three samples.

Variability flotation testing in conjunction with cyanide testing of flotation concentrate and tailing samples for each of the three samples.

Master composite made from 340D drill hole and Q sample.

Batch flotation test done on master composite.

A pilot plant was run to produce a cleaner concentrate and scavenger tailings products.  Leaching of the cleaner and tailings products was done to confirm recovery and to produce leach liquor for electrowinning test work.  Leached concentrate and tailings samples sent for thickening test work and also tailings geochemical and geotechnical testing.

Cyclic carbon loading tests were done on flotation tailings sample.

Outokumpu Technologies Pty Ltd — S559TA, July 2005

Flotation concentrate and tailings samples tested.

Outokumpu Technologies Pty Ltd — December 2005

Leached flotation concentrate sample and final tailings sample (leached flotation concentrate and leached flotation tailings combined) tested.

Electrometals Technologies Ltd — November 2005

Two solutions produced from pilot plant flotation trials were sent for electrowinning testing.  The first was tested in April 2005 and the second in November 2005.

Cytec Mining Chemicals — December 2005

Twenty batch cleaner flotation tests on a sample of the master composite prepared in the SGS campaign 9772.  This was made up of material from drill holes 340D and Q sample.  Testing included alternative reagents and grinding procedures to optimize flotation response.

13.2 Palmarejo Metallurgical Test work Summary

Sample Selection

A total of 13 drill holes sample have been tested along with three bulk samples.  The drill holes sample consist of seven reverse circulation (RC) drill holes and six diamond drill holes.  The bulk samples consist of two underground samples taken from the existing workings from the La Prieta structure and one surface outcrop sample from the Chapotillo Clavo.

The total mass of samples tested is 2,394 kg from all of the sample sources and for nine of the drill holes, the total intersection length tested is 253.5 meters (Table 13.1).

Table 13.1: Samples Tested

	Drill Intersection		Intersection Tested	Sample
	From	To	Total	Weight
Sample Source	m	m	m	kg
PMDH 002 RC	19.8	29	9.2	55
PMDH 003 RC	18.3	24.4	6.1	44.5
PMDH 004 RC	86.9	91.5	4.6	33.8
PMDH 070 D	102	161	35	71.1
PMDH 006 RC				209
PMDH 022 RC				74
PMDH 035 RC				176
PMDH 076 RC				84
PMDH 078 D	322.22	347.65	25.4	58.2
PMDH 115 D	34.15	65.01	30.9	57.7
PMDH 125 D	151.1	179.5	28.4	58.2
PMDH 280 D	192.15	226.34	15.8	80
PMDH 340 D	9.6	196.9	98.1	523
HALL’S CLAVO — Surface Sample				27.4
‘Q’ — Underground Sample				500
‘S’ — Underground Sample				400
TOTAL			253.5	2393.7

Comminution Test Work

Comminution test work has been carried out on all six diamond drill holes sample as well as the three bulk samples from both the surface and underground sampling.  This testing has included Unconfined Compressive Strength (UCS) determinations, Crushing Work Index (CWi) determinations, Apparent Relative Density (ARD) determinations, Bond Rod, Ball and Abrasion Index (BRWi, BBWi, Ai) determinations, JK Drop Weight determinations, JK SMC determinations, Advanced Media Competency Work Index determinations.  A summary of the comminution test work is provided in Table 13.2.

Table 13.2: Comminution Test work Summary

	Ore Type
Ore Parameter	Quartz Vein Breccia	Amygdaloida l Andesite	Footwall Sediments	Oxide	Blended Ore
UCS
- Low (mPa)	56.3	41.1	66.9	—	—
- High (mPa)	180.1	96.4	167	—	—
- Average (mPa)	133.4	62.6	126.5	—	—
CWi (kWh/t)	8.6	15	8.6	5	10.8
SG	2.63	2.65	2.52	2.5	—
Abrasion Index	0.393	0.163	0.389	—	—
BRWi (kWh/t)	17.0	18.1	19.2	10	17.2
BBWi (kWh/t)	18.9	19.0	19.4	10	18.2
A	70	62.5	67	—	—
B	0.59	0.54	0.66	—	—
A x b	41.1	31.9	44.2	—	—
Ta	0.34	0.45	—	—	—
AMC, Indicative Energy (kWh/t)	3.65	3.01	—	—	—

A review of the results indicate that the ore is quite hard and also quite variable for all of the major ore types with the Bond Rod Work Index varying between 15.1 and 21.8 kWh/t, and up to 26.2 for the Jasper Breccia, which is not a major ore source.  The Bond Ball mill work index varied between 17.1 and 20 kWh/t, and up to 24.9 for the Jasper Breccia.  Abrasion index varied between 0.1126 and 0.4528, and up to 0.7297 for the Jasper Breccia.

The JK SMC tests gave some very hard figures for the amygdaloidal andesite samples when tested, with the hardest A x b figure of 24.9 and an average of 31.9.  This indicates a very hard competent material that is close to the limit for SAG milling.  However, the JK Drop Weight test on the identical amygdaloidal sample that was the hardest gave an A x b figure of 39.9.  As the JK Drop Weight test is carried out on whole core samples (as compared to the ¼ core samples tested in the JK SMC test) this indicates that the material may not be as hard as the SMC tests indicate.  However, the averages of the JK SMC and JK Drop Weight tests have been used in the design of the milling circuit.

The quartz vein breccia samples and other footwall sediments tested gave higher average figures for the A x b figures of 41.1 and 44.2 respectively.  The higher figures for the A x b for these samples indicate that these materials are softer than the amygdaloidal andesite.

All of the comminution data has been forwarded to Orway Mineral Consultants Pty Ltd (OMC) for analysis and comminution circuit modeling.  The modeling consists of determining the ore parameters for each major ore type to be treated in the milling circuit.  Each ore type is then modeled along with the expected ore blend that the circuit is projected to handle.  A draft report from OMC has been received following their study of the results.

Flotation Test Work

Early test work programs tested the different circuit configurations to maximize silver and gold recovery and included whole ore leaching, gravity concentrations followed by leaching of the concentrate and tailings and finally flotation followed by leaching of the flotation concentrate and tailings.  This early test work indicated that the best recovery was achieved by flotation followed by leaching.  Silver recovery from these tests increased from 45% for the whole ore leach to 81.1% for gravity followed by leaching and 90.2% for flotation and leaching.  The corresponding gold recoveries were 82.5%, 93.7% and 96.0% respectively.  The whole ore leaching did not include any lead nitrate addition whereas all other tests did and as such the whole ore recoveries would probably be higher for silver with the addition of lead nitrate.  A summary of the different process routes tested is provided in Table 13.3.

Table 13.3: Different Process Route Test work Summary

	Calculated Head (g/t)		Recovery to Conc. (%)		Overall Recovery 48 hr. (%)
	Au	Ag	Au	Ag	Au	Ag
*Direct Leach	6.29	861	—	—	82.51	44.95
Gravity / Leach	6.64	865	13.5	14.49	93.73	81.19
Float / Leach	6.49	900	76.96	78.06	96.00	90.16

*No lead nitrate addition

Subsequent test work campaigns have concentrated on optimizing the flotation circuit configuration and reagent selection.  Early flotation test work indicated high flotation recoveries into a rougher concentrate with a mass pull to concentrate of 6 to 10% (average 9.5%) and recoveries of between 77 to 89% for both silver and gold.  Due to these high recoveries flotation tests were carried out to try to obtain a ‘throw away tail’ from flotation, i.e. that the flotation tailings could be sent straight to the tailings dam.  Tests that were included were gravity, followed by flotation and finally controlled potential sulfidization and flotation.  This test did not result in a tail that was low enough grade to be discarded, so this approach was not pursued further.

Flotation test work then concentrated on the best option for handling the rougher concentrate following cyanide leaching.  Test work on early rougher concentrates indicated that the concentrate contained a considerable quantity of fine material that generated difficulties with settling and filtration of this product.  A number of cleaner tests were carried out to see if the concentrate could be cleaned to a lower mass pull and higher grade product that could be more easily handled after leaching.  The cleaner test work indicated that the mass pull could be reduced to between 1.1% to 5.3%, and an average of 3.6%, with considerably higher grades also achieved.  The silver and gold recovery was found to drop only marginally and the resulting product was found to settle better than the rougher concentrate.  Silver and gold recoveries were lower than the rougher only flotation but averaged 79.1% for gold and 80.9% for silver.

Following the batch flotation test work to optimize the circuit configuration and reagent selection and dosage a locked cycle tests was carried out on a master composite sample that had been prepared from drill holes numbers 078D, 115D and 125D.  This test was carried out for seven cycles and gave a mass pull of 5.3% and gold and silver recoveries of 92.0% and 85.1% respectively.

Two pilot plant flotation runs were conducted.  The first was conducted on four RC drill holes samples with the primary objective to produce a flotation concentrate that could be leached and the resulting liquor separated from the solids and then sent for electrowinning testing.  The flotation circuit included only roughing and scavenging, with no cleaner stage.  This pilot produced a high mass pull to concentrate (17.2%) and relative low silver and gold grades in the concentrate, 25 g/t gold and 2,297 g/t silver.

The second pilot tests was carried out on combined samples from diamond drill hole 340D and bulk underground sample ‘Q’.  The flotation circuit consisted of rougher flotation followed by a cleaner stage.  The flotation circuit initially ran well with control samples indicating high grade concentrate and low tailings grade, however after a number of hours it became apparent that a circulating load of fine gangue material had built up in the circuit which finally reported to the cleaner concentrate.  This resulted in a high mass pull of cleaner concentrate which was low grade.  This has highlighted the need to monitor the circulating load in the cleaner circuit at site and also contingency has been made to feed the cleaner tail at different points within the rougher circuit.

As the primary objective of the pilot program was to again produce a leached solution for electrowinning testing, it was decided to re-clean the cleaner concentrate by pumping the concentrate through the cleaner cell again, after the pilot trial was complete.  This cleaning increased the concentrate grades to 23.7 g/t gold and 3,170 g/t silver.  This concentrate was leached, the solids were removed and the clear solution sent for electrowinning testing. A summary of the batch rougher tests, cleaner flotation tests, locked cycle testing and pilot plant tests are given in Table 13.4.

Table 13.4: Flotation Test work Summary

			Flotation
				Conc		Conc
	Head Grade		Wt	Au	Au	Ag	Ag
	Au	Ag	Rec	Grade	Rec	Grade	Rec
Test Type	(g/t)	(g/t)	(%)	(g/t)	(%)	(g/t)	(%)
Rougher Flotation	5.3	421	9.5	52.3	89.1	4149	85.7
Cleaner Flotation	3.41	217	3.6	78.6	79.1	6274	80.9
Locked Cycle Test (7 cycles)	6.01	306	5.3	105	92	4967	85.1
Pilot Trial 1	8.26	560	17.2	25	89	2297	87
Pilot Trial 2	1.04	132	16.5	5.1	81.3	670	83.7
Pilot Trial 2 (Re-cleaned Conc.)	1.04	132	3.1	23.7	70.6	3170	74.4

Leaching Test Work

Leaching test work has been carried out on all flotation concentrate and tailings samples that have tested for the entire major test work campaigns.  Leaching of the concentrate indicated that high cyanide levels (initially 5%) were required to ensure high silver and gold recoveries.  Latter cyanide optimization tests were carried out on flotation concentrates with and without the addition of oxygen.  The tests indicate that the optimum cyanide level was 5% if air is added to the slurry.  However the cyanide concentration could be lowered to 1% if the slurry is sparged with oxygen.  The majority of concentrate leaches achieved silver and gold recoveries in excess of 97%, although one variability test on drill hole 078D only achieved concentrate leach recoveries of 44.4% for silver and 94.4 % for gold.  This was a high grade sample and the leach curves from this test indicate that the silver leaching was still going and that a higher cyanide concentration may be required to increase the leaching rate for this test.  This is supported as the master composite that was made up from drill holes 078D, 115D and 125D achieved 97.9% silver recovery on the concentrate leach.  A summary of the leaching results for the flotation concentrate and tailings is given in Table 13.5.

Table 13.5: Leaching Test work Summary

			Leaching
				Residue		Residue
	Grades		Wt	Au	Au	Ag	Ag
	Au	Ag	Rec	Grade	Rec	Grade	Rec
Test Type	(g/t)	(g/t)	(%)	(g/t)	(%)	(g/t)	(%)
Average all leach tests
Flotation Concentrate	69.1	7456	4.7	1.74	97.8	765	92.7
Flotation Tailings	1.09	68	95.3	0.23	84.0	21	72.3
Calculated Feed	3.83	330	100	0.29	93.2	51	87.9

Average all leaching tests excluding 078D variability test
Flotation Concentrate	57.0	6945	4.7	0.86	98.2	142	97.5
Flotation Tailings	0.74	52	95.3	0.09	85.6	15	71.7
Calculated Feed	2.93	300	100	0.13	94.0	25	91.7

The leaching of the flotation tailings samples generally gave lower leach recoveries than achieved from the concentrate samples, as would be expected.   The average leach recoveries were 84% for gold and 72.3% for silver.  Recoveries were quite variable, which is partly due to the head grades treated, but varied between 55 and 96.6%.

The overall leaching recoveries from both the concentrate and tailings leaches were 93.2% for gold and 87.9% for silver.  However, again if the 078D variability sample is excluded, then gold recovery is 94.0% and silver recovery is 91.7%.

The reagent consumption for the flotation concentrate leach tests was 19.9 kg/t and 0.59 kg/t lime.  The highest cyanide consumption figure for the concentrate leach was 54.2 kg/t and the lowest 0.31 kg/t.  The average dropped when the lower cyanide concentration was used in conjunction with the oxygen and appears to be around 10 kg/t.

The reagent consumption for the flotation tailings leach tests was 0.71 kg/t and 1.21 kg/t lime.  The highest cyanide consumption figure for the tailings leach was 1.64 kg/t and the lowest 0.33 kg/t.  The combined reagent consumption for the tests results in a consumption of 1.26 kg/t cyanide and 1.16 kg/t lime.

Cyanide Destruction Test Work

Cyanide destruction test work has been carried out on the master composite sample that was produced from drill holes 078D, 115D and 125D, in test campaign 9745.  Approximately 100 kg of master composite sample was treated through a 7 kg batch flotation cell to produce a cleaner flotation concentrate and a tailings sample, both of which were used for the destruction test work.  Only the Inco SO2/air system was assessed, as this is considered the most cost effective technique.  The results of all of the cyanide destruction test work are given in Table 13.6.

Table 13.6: Cyanide Destruction Test work Summary

			Destruction Results
			Feed		Tail+
	Test Conditions		CN	Tail CN	48hr CN	Lime
	Density	Na2S2O3	WAD	WAD	WAD	Addn
Test Run	%	%	mg/l	mg/l	mg/l	kg/t	pH
Batch Test 1	45	115	870	126	110	0.99	9.0
Batch Test 2	45	140	870	174	170	1.24	9.2
Batch Test 3	45	165	870	126	120	1.24	9.1
Batch Test 4	42.5	143	210	4	2	0.33	8.4
Batch Test 5	42.5	190	210	2	5	0.35	8.4
Batch Test 6	37.5	139	170	4	7	0.26	8.4
Continuous Test 1	42	165	265	2	0.6	2.8	8.4
Continuous Test 2	42	150	265	1.7	0.6	1.7	8.5

The method used to prepare the sample for testing was quite involved due to the nature of the circuit design.  This method included leaching a sample of flotation concentrate for 48 hours to simulate the concentrate leach circuit in the plant.  Carbon was added for the last four hours to remove the silver and gold from solution.  At the completion of the leaching, the carbon was removed from the slurry and the slurry was then added to tailings slurry at the correct mass split as was produced during the flotation process.  This combined slurry was then leached for 24 hours, with carbon added for the last four hours to remove the silver and gold from solution.  The carbon was then removed from the slurry and flocculant was added to the slurry and the slurry was allowed to settle overnight.  The excess clear solution was then removed from the slurry (to simulate the tailings thickener) and then fresh water was added to the slurry to reduce the density back to the density required for destruction test work.  The destruction test work was now commenced on this slurry.

Cyanide destruction test work included six batch tests and two semi continuous tests.  The batch testing was done in two separate phases, with the aim being to define the conditions required for the semi-continuous tests.  The first phase of batch testing was done when the cyanide concentration to be used in the concentrate leach was 5%, which resulted in a feed to cyanide destruction of 870 mg/l CN wad and a CN total of 1100 mg/l.  The testing of this slurry was done at a solids density of 45% w/w solids, pH was maintained at 9.0 and metabisulphite additions were tested at 115, 150 and 165% of the stoichiometry requirement.  These tests reduced the cyanide wad level to only 126 mg/l and did not achieve the target level of 10 mg/l.

It was noted that during the tests that the viscosity of the slurry increased dramatically during the test and it is believed that this had a significant impact on the final destruction.  It was also felt that a lower pH of the slurry would help with the process.

Subsequent to the first phase of testing, cyanide optimization test work had been carried out on the flotation concentrate sample.  This optimization resulted in the addition of oxygen to the concentrate and a reduction in the cyanide concentration to 1%.  The second phase of testing was done at the lower cyanide level in the concentrate leach and also was planned to study the effect of pulp density on cyanide destruction.  The feed slurry to the test work was now at a lower cyanide concentration of 240 mg/l wad cyanide.  Three tests were done with two tests to be done at a target density of 40% solids and one at 35% solids.  The two tests at 40% solids were to be done at a target of 150 and 200% metabisulphite stoichiometry and the 35% solids at 150% metabisulphite stoichiometry.  The density of the tests was found to be higher than planned, at 42.5 and 37.5%, however all three of the tests decreased the wad cyanide level below the target value of 10 mg/l.

A final large slurry sample was produced to allow two semi-continuous tests to be carried.  These tests were done to confirm the conditions determined from the batch test work and to confirm final cyanide levels in the resultant slurry.  Both tests were done at 42% solids, maintained the pH between 8.0 and 8.5, had a residence time of 70 minutes and tested the metabisulphite stoichiometry at 150 and 165%.  Both tests gave cyanide wad levels of less than 10 mg/l and were in fact less than 2 mg/l.

Electrowinning Test Work

Two solutions were produced from the two pilot plant trials that were conducted at the SGS Lakefield Oretest laboratory.  The first solution was produced from a rougher concentrate product that was leached with a 5 % cyanide concentration leach in April 2005.  The solution produced contained approximately 1000 ppm silver and 10.3 ppm gold with 5% cyanide.  This solution indicated that the silver would form plate at the higher concentration and then powder as the silver concentration dropped below 300 ppm.

The second solution was produced from a flotation cleaner sample produced from the second pilot trial and leached at 1% cyanide in November 2005.  This solution contained approximately 1900 ppm silver and 18.2 ppm gold.  This solution produced silver powder for the full range of testing and indicated a higher production rate per cell than the first solution tested.

The second solution produced is expected to be more representative of the solution that will be processed at site.  This is for a number of reasons, which are given below:

The concentrate used to produce the second solution was cleaned in the flotation circuit to remove excess gangue material prior to leaching.

The cyanide concentration of the leach was at the planned level of 1%, not 5% as in the first solution. Electrometals Technologies have used the results from the second solution testing for sizing the required electrowinning circuit.  The advantage of being able to use the powder cells is that this style of cell can be automated and the powder can be collected in a filter.  This helps in security of the product as well as minimizing the workforce required to work in the refinery area.

Electrometals have produced two reports that summarize the test results.  These reports are titled “Summary Report: Silver Electrowinning from a Cyanide Electrolyte using EMEW®”, November, 2005 and “Summary Report: Electrowinning a Synthetic Palmarejo Electrolyte”, January 2006.

Settling Test Work

Two settling test work campaigns have been done by Outokumpu Technologies at their laboratory.  The first was done on samples produced from the master composite sample made from drill holes numbers 078D, 115D and 125D.  A flotation cleaner concentrate and flotation tailings samples were sent for testing.  Different flocculants were screened for the flotation tailings and a flocculant was selected, which is the Nalco product 83384.  Dynamic settling tests were then done on both samples at different unit areas and at different dilution concentrations.  The unit rate for the flotation tailings was found to be best at 0.76 t/m2/h and for the concentrate this was done at 0.28 t/m2/h. A summary of the settling test work is given in Table 13.7.

Table 13.7: Settling Test work Summary

	Oxygen Uptake Rate — mg/l/min
Sample	Solids t/m2h	Diluted Feed % w/w	Flocc Dosage (g/t)	U/F Solids %w/w	Vane YS (Pa)	Clarity (ppm)
Flotation Tailings	0.76	10.3	19	58.2	44	120
Flotation Concentrate	0.28	12.4	13	63.8	77	80
Leached Concentrate	0.21	11.7	19	66.7	64	580
Final Tailings	0.81	9.8	19	59.4	28	110

The second round of testing was done on leached flotation concentrate and leached combined concentrate and tailings sample.  These were samples that had been produced from the second pilot plant operation.  Dynamic thickening tests were carried out on these samples at unit settling rates of 0.80 t/m2/h for the combined tailings sample and 0.2 t/m2/h for the leached concentrate samples.  Both tests indicated that the targeted underflow densities should be achieved; however overflow clarity may not be as good as expected.  This is especially true for the concentrate sample that is at a high pH and has high sodium content due to the high cyanide levels.  Further test work on optimum flocculants is recommended at site during commissioning.

Miscellaneous Test Work

A number of other metallurgical tests have been carried out to collect data required for the plant design and as alternative process route.  These have included the following:

Rheology Test work.

Oxygen Uptake Test work.

Merrill Crowe Test work.

Tailings Test work

Chloride Analysis.

Rheology test work has been carried out on flotation concentrate and tailings samples at different densities.  This data has been used in pump and agitator designs.

Oxygen uptake tests were done on both flotation concentrate and tailings samples.  This was done to determine the oxygen requirement for each slurry type and in turn allows for the sizing of the oxygen plant required for the process plant.  The concentrate slurry has a high oxygen demand, 0.3207 mg/l/min, for the first six hours and then slowly reduces over the next 18 hours.  The tailings sample oxygen demand was quite low with a peak of 0.0286 mg/l/min.  A summary of the oxygen uptake test work is given in Table 13.8.

Table 13.8: Oxygen Uptake Test work Summary

	Oxygen Uptake Rate — mg/l/min
	0	1 hr.	2 hr.	4 hr.	6 hr.	24 hr.
Flotation Concentrate — GJ1822	0.0000	0.0471	0.2139	0.3207	0.1639	0.0732
Flotation Tailings — GJ1822	0.0014	0.0136	0.0282	0.015	0.0154	0.0032

Merrill Crowe test work was done on concentrate leach liquors as an alternative process route to the electrowinning route.  The test work was done on a high grade solution produced from leaching a flotation concentrate sample, to test the possible inclusion of a high grade Merrill Crowe circuit to directly replace the electrowinning circuit.  The test work indicated high silver and gold precipitation rates from the solution, although some minor re-dissolution was seen over one hour.  Solution tenors dropped from 2,360 ppm silver to approximately 7 ppm in 15 minutes at a zinc stoichiometry of 1:1, 0.85:1 and 1.15:1.  A summary of the Merrill Crowe zinc precipitation test work is given in Table 13.9.

Table 13.9: Merrill Crowe Zinc Precipitation Test work Summary

	Calculated Head		Recovery to Conc.		Overall Recovery 48
Sample Time	(g/t)		(%)		hr.(%)
(min.)	Ag	Au	Ag	Au	Ag	Au
0	2360	35.1	2360	35.1	2360	35.1
15	7.7	0.12	6.5	0.12	7.2	0.09
30	5.0	0.11	6.9	0.13	4.8	0.07
60	11.0	0.30	34.2	0.65	11.5	0.18

Electrowinning test work had shown some signs of corrosion on the anode from the first stage of testing.  The corrosion appeared to be pitting, indicating the presence of chlorides in the pregnant solution.  Difficulties were experienced in trying to assay for chlorides in solution containing very high cyanide concentration.  A number of commercial laboratories were approached; however the CSIRO laboratory in Perth finally offered the best service for chloride analysis.  The leach liquors from the concentrate leach solution were found to contain chlorides between 22 ppm to 199 ppm.  Electrometals had indicated that the upper limit of chlorides for stainless steel anodes was 50 ppm.  Due to the range of chloride levels and the re-circulation of solution within the process plant, it was decided that titanium with a DSA coating would be selected for the anodes in the electrowinning cells.

Cytec Test Work

Cytec Mining Chemicals organized to do additional batch flotation test work at the SGS Lakefield Oretest laboratory to investigate alternative flotation reagent schemes.  Twenty batch cleaner flotation tests were carried out on a sample of the master composite prepared from drill holes 340D and Q sample.  Testing included alternative reagents and grinding procedures to optimize flotation response.  The results of this test work are summarized in a report titled “Palmarejo Brief Technical Update 22nd December 2005”.  The key findings of this study was that the frother selection could be changed from Terric 405 to Cytec F549, that the best flotation reagents are those already selected, but that A3418A showed some promise that could be trialed at site following commissioning.

Mineralogy

Mineralogy has been done on five different drill hole head samples and on one concentrate sample produced from the master composite made from drill holes number 078D, 115D and 125D.  All of these reports have identified that the majority of the silver occurs as electrum and as silver sulfide (Acanthite).  A number of other silver minerals have been identified in different holes, but they are not consistent through all of the drill holes.  Some of these minerals include Aurorite ((Mn2AgCa)Mn4O7.3H2O), native silver and a number of copper/silver/sulfide minerals.  Gold occurs mainly as electrum.

The mineralogy of the flotation concentrate confirms that the sample is predominately a pyrite concentrate with other base metal sulfides including galena, sphalerite, chalcopyrite, chalcocite, covellite, bornite, marcasite, etc.

Conclusions

A total of 13 drill holes samples have been tested along with three bulk samples.  The drill holes samples consist of seven reverse circulation (RC) drill holes and six diamond drill holes.  The bulk samples consist of two underground samples taken from the existing workings from the ‘La Prieta’ structure and one surface outcrop sample from the Chapotillo Clavo.  In total, almost 2.5 tonnes of samples have been tested to allow the design of the plant to proceed.

A detailed comminution test work program has been carried out on both whole diamond core samples and bulk samples taken from the surface and underground.  The testing has included the conventional bond work index test work, UCS testing, AMC testing and the more advanced JK Drop weight and SMC testing used for modeling.  This testing has indicated that some of the rock types (amygdaloidal andesite) are hard and competent, while other rock types are less hard and competent (the quartz vein breccia and footwall sediments).  The data from all of these tests indicate that the ore is amenable to SAG milling, but due to the hard component nature of some of the rock types, a two stage milling circuit will be required.

Flotation test work has been carried out at batch scale, followed by locked cycle testing and finally at pilot plant scale.  All of the data suggests that the ore is very amenable to flotation.  The tests indicate that approximately 80% of the silver and gold can be collected into a very small mass of approximately 5% of the feed tonnage.  This has the advantage of allowing high cyanide concentration leaching of the concentrate to produce a high tenor solution for precious metal recovery.

Leaching test work has been carried out to optimize reagent additions and define the plant recoveries.  Leaching of the flotation concentrate generally exceeds 97% for both silver and gold, while flotation tailings recoveries are approximately 85% for gold and 72% for silver.  The overall leaching recovery is 93.2% for gold and 87.9% for silver, although higher recoveries are indicated when tests that did not appear to be correct are removed to give a gold recovery of 94% and silver of 91.7%.  Overall reagent consumptions were 1.26 kg/t for cyanide and 1.16 kg/t for lime.

Commercial production commenced in April 2009.  Recovery of gold has been consistent with the initial metallurgical test work and feasibility study estimates and averaged 92% during 2010. The recovery of silver has not achieved the feasibility study values and averaged 71% during 2010.  During 2010, silver recoveries at feasibility levels of 80% were achieved but not consistently.  Additional metallurgical work has identified causes for the variable recoveries.  Adjustments have been made to the current plant and an expansion of the CIL circuit is being evaluated for 2011 which is designed to achieve consistently higher silver recoveries from all ore types.

13.3 Guadalupe Metallurgical Test work Summary

Sample Selection

Two drill holes samples have completed metallurgical testing in 2007, (TGDH-129 and TGDH-184) and four more samples (TGDH-054, TGDH-214, TGDH-225, and TGDH-238) were submitted in 2008 to be tested at SGS labs in Durango, Mexico.  Additional metallurgical samples TGDH-341 and TGDH- 355 were sent during 2010, partial results shown cyanidation recoveries of gold up to 92%, and silver from 70 to 87%.  Samples were selected from different areas (Figures 13.1-13.2) within the Guadalupe vein and represent all the mineralization styles in the deposit. Table 13.10 summarizes the main characteristics of such samples.

Table 13.10: Guadalupe Metallurgical Samples Selected

SAMPLE	SAMPLE TYPE	ORE TYPE	COMPOSITION
TGDH-129	CORE	SULFIDES	QUARTZ CEMENTED BRECCIA
TGDH-184	RC	OXIDES	QUARTZ CEMENTED BRECCIA
TGDH-054	CORE	SULFIDES	QUARTZ VEIN CEMENTED BRECCIA
TDGH-214	CORE	SULFIDES	CARBONATE CEMENTED BRECCIA
TGDH-225	CORE	SULFIDES	QUARTZ CARBONATE CEMENTED BRECCIA
TGDH-238	CORE	MIXED SULF/OXIDE	QUARTZ CARBONATE CEMENTED BRECCIA AND STOCKWORK
TDGH-341	CORE	MIXED SULF/OXIDE	QUARTZ VEIN CEMENTED BRECCIA
TGDH-355	CORE	OXIDES	QUARTZ CARBONATE CEMENTED BRECCIA

Figure 13.1: Location of Samples for Metallurgical Testing

In addition to the eight metallurgical samples, eighteen samples from different parts of the Guadalupe deposit were submitted for mineralogical studies.  Mineralogy was conducted on samples from drill holes shown in Figure 13.2., which also shows the distribution of the silver-bearing mineral phases.

Figure 13.2: Location of Samples for Mineralogical Studies

(Showing Silver-Bearing Minerals)

Additional test work from the Palmarejo Mine, 7 kilometers northwest, is available on ores from the Palmarejo deposit, which are mineralogically similar to the Guadalupe ores (see Sections 13.1 and 13.2).

The Bottle Roll Leach test were industry standard tests where the samples were tested for gold and silver recoveries at three grind sizes and four different concentrations of cyanide.  The test showed silver recoveries ranging from 84 to 92% and gold recoveries ranging from 80 to 93%.

The Floatation tests were standard floatation tests conducted at two grind sizes.  The floatation concentrate was then assayed for metal content.  The floatation tails where then submitted for additional metal extraction with cyanide leaching.

The Gravity tests were conducted on coarse grind sizes than the Bottle Roll and float tests.  The samples were gravity concentrated using a Knelson bowl.  The gravity concentrates were then submitted to cyanide leach testing to check for the susceptibilities to leaching with cyanide.

Results

The best recoveries this far were achieved by flotation followed by leaching. Table 13.11 summarizes the results of these tests. The poorest overall recovery was found with the gravity concentrate method.

Table 13.11: Guadalupe Metallurgical Test Results

			RECOVERIES
	Head										Cyanide Leach of
	Grade		Cyanide Bottle				Cyanide Leach of		Gravity		Gravity
Composite	Au	Ag	Roll Test		Bulk Flotation		Flotation Tails *		Concentration		Concentrate
Drill-Hole	g/t	g/t	Au %	Ag %	Au %	Ag %	Au %	Ag %	Au %	Ag %	Au %	Ag %
TGDH-129	2.68	270	93	84.0	86.3	85.6	96.6	96.6	46.3	33.6	85.3	84.5
TGDH-184	0.40	631	80	92.0	76.3	94.0	96.4	99.0	23.2	36.9	76.8	90.7
TGDH-054	1.19	159	91	89.3	80.6	81.4	96.6	94.3	33.4	32.2	86.5	87.5
TGDH-214	5.43	209	95.4	89.8	89.8	93.5	98.7	98.3	58.1	45.9	84.8	67.9
TGDH-225	1.71	196	89.2	86.3	84.1	84.9	95.8	94.1	35	31.8	84	85.2
TGDH-238	1.90	119	95.6	66.2	80.0	63.5	96.9	75.4	42.1	25.1	84.8	83.0
TGDH-341	1.84	135	N/A	N/A	70.4	81.2	97.2	97.9	N/A	N/A	69.7	80.4
TGDH-355	3.94	211	N/A	N/A	71.5	86.0	96.8	97.9	N/A	N/A	70.8	85.1

* Listed recovery of “Cyanide Leach of Floatation Tails” is the final total recovery from both bulk flotation and leaching of tails

Mineralogy

Mineralogical studies have been conducted on eighteen samples from different drill holes and spatial locations within the Guadalupe deposit.  The studies consisted of both thin section analyses and microprobe work to identify individual mineral species.  The mineralogical work shows that the mineralogy of the Palmarejo deposit and the Guadalupe deposit are similar (Table 13.12).

Table 13.12: Mineral Species at Guadalupe and Palmarejo

Guadalupe Mineral Species	Palmarejo Mineral Species
Petro Lab, 2010	K. Ross, 2009; Reyes, 2005; Petro Lab, 2006
Electrum	Electrum
Native Gold	Native Gold
Acanthite-argentite	Acanthite
Native silver	Native silver
Jalpaite	Jalpaite
Aguilarite	Aguilarite
Pyrite	Pyrite
Sphalerite	Sphalerite
Galena	Galena
Chalcopyrite	Chalcopyrite
Chalcosite	Altaite
Enargite	Billingsleyite
Bornite	Cervellite
Tennantite-tetrahedrite	Tennantite-tetrahedrite
Freibergite	Proustite
Pearceite-polybasite	Pearceite-polybasite
Covellite-digenite	Covellite-digenite
Unspecified Iron Oxides	Mckinstrite
Unspecified Manganese Oxides	Stromeyerite

Note: Mineral species were identified by optical microscopy and scanning electron microprobe work EDAX technique

Figure 13.3: Photomicrograph of Drill Hole TGDH-254

Electrum (el) associated to the base metals mineral suite, developing binary and ternary grains among them. Electrum (el) and tenantite (tn), chalcopyrite (cp), sphalerite (sl), and acanthite-argentite (aca), this one shows typical light etching as microscope source light hits the Ag-rich mineral grain´s surface.  Matrix is granular quartz (gran qz).  Notice some voids or cavities among the metallic minerals.  Photomicrograph under reflected light, 50X increments and plain polars PPL.-(Petrolab, laboratorio de investigaciones geologicas, 2010).

Conclusions

Metallurgical tests indicate recoveries of silver and gold by floatation and leaching from Guadalupe ores is similar to the recoveries experienced at Palmarejo in the full scale process plant with a floatation and leaching circuit.  Mineralogical test work shows that the ore minerals at both deposits are also similar. Additional test work at Guadalupe is planned for 2012 to focus on the North Zone which was added to the mineral resources subsequent to the metallurgical testing references herein.

No metallurgy testing has yet been performed on La Patria.  That work is also planned for 2012.  The Qualified Persons have reviewed the current and planned metallurgy test work and results  and find them to be acceptable but recommend additional tests be performed on Guadalupe samples, emphasizing the North zone and on La Patria samples.

SECTION 14 — MINERAL RESOURCES

14.1 Mineral Resource Estimation Methodology Palmarejo Deposit

14.1.1 Assay Data

The original geology model for the Palmarejo Deposit was created by AMEC in 2007 and 2008 at Coeur’s request, for estimating silver and gold Resources at Palmarejo using data generated by Planet Gold through late September 2007, including geologic mapping, RC and core drilling results, and surveying of underground workings. A wireframe of the underground workings was created by AMEC using historical data prepared by previous operators and was incorporated into the resource modeling. Aerial photography was used to create a topographic model with two-meter contours.

Since September 2007, an additional 971 definition/in-fill drill holes, totaling 106,337m, have been completed in the Palmarejo Mine area.  Production/ore-control drilling in the open pit mining areas at Palmarejo has supplied 4,793 additional RC drill holes (107,000 m) to the database for geology and resource modeling. In addition to the drill hole data, there are 11,581 m of grade control chip-channel samples in 1,046 sample strings from underground development and production drifts in the 76 Clavo and 108 Clavo areas.  These chip channel samples were used in the interpretation of the mineral type model but not in metal grade estimation given the sample type and the lack of quality control data for most of the data set. The following is a summary of drill data used for the estimation of the Mineral Resource of the Palmarejo mine area (Table 14.1).

Table 14.1: Palmarejo Mine Area Drill and Other Data - YE2011 Mineral Resources Model

	RC*	Core**	UG Channel	Trench	Total
No. Sampled Holes	5,409	940	92	82	6,523
Drilled Meters (Sampled Holes Only)	178,323.78	149,643.91	604.42	2,207.76	330,779.87
Sampled Meters	185,059.50	50,391.98	557.52	2,026.56	238,035.56
No. Samples in the Database	120,852	55,557	296	867	177,572

* Includes 4,734 open pit angled RC ore control holes (~18m length)

**Includes 66 RC Pilot Holes Continued by Core

Cutoff date for resource data was August 31st, 2011.

These data were incorporated into a digital database and all subsequent modeling of the Palmarejo Deposit Resource was performed using GEMCOM Gems™ software.

14.1.2 Material Density

Planet Gold personnel gathered dry bulk specific-gravity data using standard water-immersion methods on dried and waxed whole-core samples of mineralized and unmineralized units. These data are supplemented by measurements collected on whole and half core as part of third-party metallurgical studies (Table 14.2). Table 14.3 lists the specific gravities used in the Palmarejo modeling (lithologies and corresponding codes are described in Table 14.4).

Table 14.2: Palmarejo Specific - Gravity Statistics by Geology

Unit	Mean	Median	Std Dev	CV	Min	Max	Count
Tfbr	2.45	2.46	0.02	0.01	2.43	2.48	4
Ktal	2.58	2.61	0.14	0.05	2.04	3.23	133
Ktam	2.68	2.70	0.08	0.03	2.46	2.77	20
Ktap	2.62	2.66	0.12	0.05	2.26	2.77	30
Ktapp	2.68	2.70	0.07	0.03	2.52	2.80	28
Ktat	2.52	2.53	0.08	0.03	2.33	2.71	29
Ktrt	2.50	2.51	0.07	0.03	2.32	2.63	24
LaPrieta-LaBlanca Veins	2.58	2.61	0.14	0.05	2.04	3.23	133
Stockwork	2.58	2.64	0.30	0.12	0.99	3.43	105

Table 14.3: Palmarejo Specific - Gravity by Geology

Lithology — Specific Gravities
Unit	Model SG
Tfbr	2.45
Ktapp	2.69
Ktat (includes Ktap)	2.59
Ktam	2.68
Ktal	2.63
Ktrt	2.50
La Prieta-La Blanca Veins	2.56
Stockwork	2.56

A density of 2.56 g/cm3 was assigned to modeled mineralization (discussed below), which takes into account natural void spaces, such as open fractures, that could not be accurately accounted for in the measurements.  No additional work on the specific gravity data and the density model was completed for the year-end 2011 resource update.  It is the view of Keith Blair, the Qualified Person for the Palmarejo resource estimate, that the density chosen for the vein and stockwork materials may be conservative and should be reviewed with additional sampling and confirmation of the natural void space and open fractures.

14.1.3 Geology Modeling

Geological modeling of the Palmarejo Mine area was broken up into separate, but contiguous, project areas based on mineral controls and actual or projected mining styles (open-pit or underground).  Project domains and mineral-type model coding are shown in Figure 14.1.

Figure 14.1: Palmarejo Project — Model Domain Areas, Mineral-Type Model Coding

(Topographic contours on 2010 year-end surface, Mineral-type interpretation at 1000m elev.)

756000 E
756250 E
756500 E
756750 E
757000 E
757250 E
3032250 N
3032000 N
3031750 N
3031500 N
3031250 N
Rosario Domain
Tucson-Chapotillo Domain
76-108 Clavo Domain
LP_QVBX 700
LP_FWSTK 930
LB_QVBX 800
LB_FWSTK 910
LP_HWSTK 920
VT_QVBX 1000
LB_HWSTK 900
LB_QVBX 800, 810 820, 830 840
LB_HWSTK 900
LB_QVBX 800
LP_FWSTK 930
LP_QVBX 700, 710 715, 720 725, 730
LP_HWSTK 920
Mineral Type Interpretation
Vein Interpretation
Stockwork Interpretation
Structural Domains

Lithological Model

Bolnisi geologists in the Chihuahua office prepared an interpretation of the main lithological units at Palmarejo during 2007 and 2008. The interpretation was done using parallel vertical sections spaced every 25 m and oriented N45°E. Table 14.4 shows the text codes and description of lithological units interpreted and defined by Bolnisi and the integer codes used to identify the units in all subsequent block models.

Table 14.4: Palmarejo Lithological Unit Descriptions and Codes

Bolnisi Lithological Unit Code	Unit Description	Block Code
KTA	Trachytic Andesite	150
KTAL	Laminated Andesitic Sandstone	500
KTAM	Amygdaloidal Andesite	100
KTAP	Porphyritic Andesite	250
KTAPP	Strongly Porphyritic Andesite	200
KTAT	Coarse Andesitic Sandstone	300
KTRT	Rhyolitic Tuffs	600

Using only the vertical sections, Bolnisi created lithological solids in Surpac® software. This lithology model was imported to GEMS™ and has been used in all subsequent resource models.  The mineralization at Palmarejo is not completely lithologically controlled and the main purpose of this model is to assign specific gravity values to the block model.

The Bolnisi lithology model was not modified during the year-end 2011 resource update; the Mineral Control model, discussed below, was inserted into the existing lithology model and used for assigning density to the wall rock material outside the mineral control model.  Subsequent resource model updates will include modification of the lithology model to better honor the new drilling information.

Void Model

Prior to Coeur’s acquisition of the Palmarejo property, Planet Gold created a three-dimensional `wireframe’ model of the underground workings at Palmarejo (the “Planet Gold void model”). This model was built using data from historic mine maps, Planet Gold drill data (intersected workings or mine backfill), and survey data collected from accessible underground workings. The mining history of the Palmarejo area is discussed in Section 6.

Pre-feasibility work in July and August 2007 by Coeur in anticipation of a corporate merger of Coeur, Bolnisi, and Palmarejo Silver and Gold identified stopes mined by Minas Huruapa that were not included in the Planet Gold void model and, more significantly, historic documentation that suggests the Planet Gold void model does not fully account for mining that took place prior to 1909. The Planet Gold void model accounts for approximately 517,000 tonnes of material mined at Palmarejo, while the report brought to MDA’s attention suggests that a total of approximately one million tonnes may have actually been mined (789,000 tonnes prior to 1909; 46,000 tonnes of development work in and around the vein structures that was completed a few years after 1909; and 168,000 tonnes mined from 1979 to 1992.

While the pre-1909 mining at Palmarejo is almost entirely undocumented by historic mine maps, and these old workings are not accessible, the tonnage figure quoted above for the material mined prior to 1909 originates from a crude estimate by a mining engineer in 1909 (McCarthy, 1909). McCarthy provides an “approximate estimate of the ore that has been taken out and milled in the past history of the mine.” He further notes that, “[t]his necessarily must be but an approximation owing to the want of proper records and plans, but which I believe to be correct within reasonable limits.”  McCarthy estimates the cumulative strike length of the old stopes, and multiplies this strike length by average dip extents and widths of the stopes at La Prieta and La Blanca.

These crude calculations result in an estimate of 562,000 short tons mined from the La Prieta vein and 175,000 short tons from the La Blanca structure up to 1909 (McCarthy, 1909). Converting these into metric tonnes using densities applied to the resource modeling (McCarthy applied a lower density than used in the MDA model), these equate to 611,000 metric tonnes from La Prieta and 178,000 tonnes from La Blanca, for a total of 789,000 tonnes of production through 1909.

The pre-1909 workings, therefore, cannot be directly modeled, and the location and true scale of these workings cannot be determined with certainty.  McCarthy (1909) notes that many of the pre-1909 stopes had caved or were filled with what was considered waste at the time of mining. He estimated that the cutoff grades used by Palmarejo and Mexican GoldFields, Ltd (PMG) were 30 oz Ag/ton (900 g Ag/t) from 1888 to 1901 and 20 oz Ag/ton (600 g Ag/t) from 1902 to 1909. Waste rock used to fill the stopes, therefore, could be of potential economic interest today in an open-pit mining scenario. In fact, some of these backfilled stopes were mined in the last years of the PMG underground operations (McCarthy). Due to the wide envelopes of lower-grade mineralization that typically encompass the high-grade mineralized zones at Palmarejo, caving of the stope walls could also partially fill the old stopes with material of potential economic importance today. Unmodeled caved and/or back-filled stopes are more an issue of lower density than missing stopes in a void model if: (1) the potential method of mining the resources is open pit; and (2) the stope-fill material does not contain deleterious quantities of active carbon derived from timber.

The Palmarejo database records a total of 169 void and mine-fill intercepts (collectively referred to as void intercepts) from 110 holes, including 19 core and 92 RC holes (one void intercept was cut by both an RC hole and its core tail). The mean down-hole length of the void intercepts is 3.17m, with a minimum of 0.80m and a maximum of 15.24m. Up to 4 void intercepts are recorded for a single hole; McCarthy documents old stopes on hanging wall, central, and footwall portions of the main vein structure. Some of these void intercepts lie within the Planet Gold void model, and others were thought to represent natural voids, but in light of the newly reviewed historical reports the Qualified Person believes, and is in agreement with MDA and AMEC, that most of the void intercepts reflect mining voids.

Production from Palmarejo stopped after the recommendations outlined by McCarthy instructed PMG to begin intensive development work to prepare the mine for a new mill and production increases. However, the production never materialized for PMG due to the onset of the Mexican Revolution.

Production was resumed at Palmarejo by Minas Huruapa, S.A during the period from 1979 to 1992.  Minas Huruapa mined the areas previously developed by PMG according to McCarthy’s recommendations.  Records were provided to Coeur and AMEC by Jorge Cordoba, General Director of Operations for Minas Huruapa during that time, which MDA was unaware of.  These records indicate that Minas Huruapa mined 168,352 tonnes of ore grading at 297 g/t Ag and 1.37 g/t Au (Table 14.5).

Table 14.5: Minas Huruapa Production 1979 to 1992

		Mined Grade
Year	Tonnes	g/t Au	g/t Ag
1979	735	0.24	142
1980	7,455	0.79	201
1981	12,383	1.49	275
1982	10,459	1.69	436
1983	11,500	1.59	335
1984	12,562	1.83	345
1985	12,991	1.41	317
1986	12,712	1.50	317
1987	13,708	1.10	260
1988	14,410	1.10	280
1989	12,889	1.00	258
1990	17,782	1.20	289
1991	18,186	1.30	269
1992	10,580	1.50	302
Totals	168,352	1.37	297

As a result of the newly discovered historical data, AMEC engineers were contracted by Coeur to produce a new void model incorporating all known historic information into its construction for use in the 2008 Feasibility Study and Mineral Resource estimation (AMEC, 2008).  Coeur used an updated density of 2.56 for the present volume to tonnes calculation found that 611,000 metric tonnes were mined from La Prieta and 178,000 tonnes from La Blanca for a grand total of 789,000 tonnes of production up to 1909.  The AMEC void model was constructed with these volumes in mind.  The AMEC void model shown in Figure 14.2 below was completed in late September, 2007.  The AMEC void model was employed in all subsequent Mineral Resource estimations. The Qualified Person has not personally verified the work performed by AMEC and relies on their expertise, noting that the volume of the void model is reasonable for depletion of the Palmarejo resource model.  The Qualified Person of this report also recommends a review of the void model be performed in 2012, taking into account current operating and drilling data.

A nearest-neighbor estimation of possible mining voids was used to incorporate the new model into the final 2008 Palmarejo Resource estimation, and the same mining void estimate was used in the year-end 2010 Palmarejo resource update.  This is an unbiased approach that is only as accurate as the drill-density, sample locations, and logging of void intercepts. Inspection of the results shows a reasonable representation of the stopes known to be missing from the Planet Gold void model, as well as some other areas of stoping that are described in a general fashion in McCarthy’s report. However, the results remain a crude representation of possible areas of stopes, partially filled stopes, and caved stopes. As a result of the void estimation, a total of 665,500 tonnes were classified as Inferred category. The resultant void resource model now accounts for a total of almost 1.1 million tonnes, an amount that overstates the approximated 1 million tonnes mined according to historic reports.

In addition, McCarthy’s calculations assume one hundred percent extraction, while pillars must have been left in the stopes, and he states “many thousands of tons of ore have been irretrievably lost” to future underground mining due to the “wasteful system pursued in the development of the mine in the past,” which indicates that McCarthy believed ore-grade material was left between the historic stopes. For all of these reasons, the void-coded blocks are categorized as Inferred instead of being totally removed from the Resources.

Figure 14.2: AMEC/Coeur 2007 Void Model — 3-D view

Determination of Mineral-Type Domains

The silver and gold mineralization at Palmarejo was divided into three main mineral control domains: Veins, Footwall Stockwork and Hanging wall Stockwork. These mineral domains are controlled by the main fault structures and fault intersections within the volcanic rock stratigraphy.  It is likely that the vein and stockwork zones are also controlled by lithology with the mineral zones preferentially located within specific volcano-stratigraphic horizons where the rock is more brittle and able to retain open spaces.  Data outside these mineral domains and below the topographic surface were considered to be located in the Host mineral domain.

The most strongly mineralized unit is the vein domain, formed mainly by quartz-vein breccias. The veins are logged in the drilling database as “QVBX”.  The Footwall (FW) and Hanging wall (HW) domains contain sheeted quartz veins, located above and below, but always nearby the main vein structures. The significant sheeted veins in both the hanging walls and footwalls were graphically defined to minimize over-estimation of grade in the stock work surrounding the main veins.  Inclusion in this domain is dominated by quartz percentage, generally over 15%, and mineralization at significant grades above surrounding material, but not following a rigid rule. The information is extracted from the drill hole intervals.

The APGS scope of work included the interpretation of a mineral resource modeling framework for the Palmarejo Project.  Mineral-type model solids from 2010 were contoured on 10m level plans (55 levels from 1250m to 710m).  The 2010 plan polylines were modified to honor the new 2011 drilling information and updated model solids were constructed for the 2011 resource model.  New mineral-type solids are summarized in Table 14.6 (see also Figure 14.1).

Table 14.6: Palmarejo Project — Mineral - Type Model Solid Description

SOLID_NAME	MINTYPE	MINCODE	PROJECT AREA	DESCRIPTION
LPQVBX	LP_QVBX	700	Rosario, Tucson-Chapotillo	La Prieta Vein
LPQVB1S	LP_QVBX	700	Chapotillo	La Prieta Vein Splay1 - Chapotillo
LPQVB2S	LP_QVBX2	710	Chapotillo	La Prieta Vein Splay2 - Chapotillo
LPQBX1C	LP_QBX1C	715	Chapotillo	Internal Vein 1 - Chapotillo
LPQBX2C	LP_QBX2C	720	Chapotillo	Internal Vein 2 - Chapotillo
LPQBX3C	LP_QBX3C	725	Chapotillo	Internal Vein 3 - Chapotillo
LPQBX4C	LP_QBX4C	730	Chapotillo	Internal Vein 4 - Chapotillo
LBQVBX	LB_QVBX	800	Rosario, 76-108 Clavo	La Blanca Vein
76NSVEIN	LB_NSQVB	810	76-108 Clavo	North-South Vein - 76 Clavo
76INVN1	LB_I1QVB	820	76-108 Clavo	Internal Vein 1 - 76 Clavo
76SOVN	LB_SQVB	830	76-108 Clavo	South Vein - 76 Clavo
76INVN2	LB_I2QVB	840	76-108 Clavo	Internal Vein 2 - 76 Clavo
VTQVBX	VT_QVBX	1000	Rosario	La Victoria Vein
LBHWSTK	LB_HSTK	900	Rosario, 76-108 Clavo	La Blanca Hanging Wall Stockwork
LBFWSTK	LB_FSTK	910	Rosario, 76-108 Clavo	La Blanca Footwall Stockwork
LPHWSTK	LP_HSTK	920	Rosario, Tucson-Chapotillo	La Prieta Hanging Wall Stockwork
LPFWSTK	LP_FSTK	930	Rosario, Tucson-Chapotillo	La Prieta Footwall Stockwork
HOST	HOST	10	All	Default Mineral Type
VOIDS	VOIDS	950	Rosario	Historic Mining Voids

14.1.4 Exploratory Data Analysis (EDA)

Exploratory data analysis (EDA) for the Palmarejo Project was done by project area and began during the modeling of the mineral type model by examining the mineral-type coding along with the gold and silver assays and other logged attributes.  Each drill hole sample was tagged with the corresponding mineral type based on the interpreted solids.  Length-weighted statistics were calculated for the gold and silver sample assays; histograms and log-probability plots were generated for metal by mineral type.

Sample statistics by project area and mineral-type are summarized in Table 14.7 to Table 14.9.

Table 14.7: Sample Statistics — Rosario Area

Rosario	Code	Metal	N	Mean	Std. Dev.	C.V.	Max	Q75	Med	Q25	Min
LB_QVBX-ros	800	Au_ppm	4732	1.42	3.17	2.2	77	1.47	0.4	0.05	0.001
LB_QVBX-ros	800	Ag_ppm	4732	210.50	402.52	1.9	6390	244.27	68.9	9	0.01
LB_HWSTK-ros	900	Au_ppm	3492	0.22	0.92	4.2	31.57	0.12	0.05	0.001	0.001
LB_HWSTK-ros	900	Ag_ppm	3492	34.92	132.50	3.8	3504	18.11	5	2	0.01
LB_FWSTK-ros	910	Au_ppm	9370	0.18	0.96	5.4	40.88	0.1	0.05	0.001	0.001
LB_FWSTK-ros	910	Ag_ppm	9370	20.93	117.13	5.6	5588	9	4.8	1.1	0.01
LP_QVBX-ros	700	Au_ppm	6266	1.10	2.57	2.3	123	1.149	0.38	0.11	0.001
LP_QVBX-ros	700	Ag_ppm	6266	144.28	266.64	1.9	6840	179.93	56	13.9	0.01
LP_HWSTK-ros	920	Au_ppm	11494	0.19	1.74	9.2	103.28	0.072	0.05	0.001	0.001
LP_HWSTK-ros	920	Ag_ppm	11494	20.94	184.55	8.8	14133	7.9	5	1.3	0.01
LP_FWSTK-ros	930	Au_ppm	4908	0.16	0.44	2.8	24.4	0.14	0.059	0.04	0.001
LP_FWSTK-ros	930	Ag_ppm	4908	14.95	46.25	3.1	1405	9.7	5	3	0.01
VT_QVBX	1000	Au_ppm	1576	0.72	1.91	2.7	36.4	0.527	0.16	0.05	0.001
VT_QVBX	1000	Ag_ppm	1576	87.59	210.18	2.4	3114	69	20	5	0.01

Table 14.8: Sample Statistics — Tucson-Chapotillo Area

Tucson-Chapotillo	Code	Metal	N	Mean	Std. Dev.	C.V.	Max	Q75	Med	Q25	Min
LP_QVBX-tuc	700	Au_ppm	3420	1.18	5.09	4.3	219	0.869	0.249	0.08	0.001
LP_QVBX-tuc	700	Ag_ppm	3420	84.75	293.40	3.5	12638	64.97	16.6	5	0.01
LP_QVBX2	710	Au_ppm	7	0.52	0.32	0.6	1.25	0.538	0.39	0.368	0.19
LP_QVBX2	710	Ag_ppm	58.76	34.18	0.58	129.0	73.5	51.3	37.35	13.6	0.01
LP_QVBX1c	715	Au_ppm	1290	0.48	1.09	2.3	17	0.45	0.18	0.085	0.001
LP_QVBX1c	715	Ag_ppm	1290	51.95	95.43	1.8	1760	56.91	20.87	6	0.01
LP_QVBX2c	720	Au_ppm	107	1.01	2.79	2.8	22.33	0.519	0.17	0.08	0.001
LP_QVBX2c	720	Ag_ppm	107	83.75	285.28	3.4	2463	41.11	7.19	3.3	0.01
LP_QVBX3c	725	Au_ppm	195	1.38	3.75	2.7	36.9	0.985	0.18	0.06	0.001
LP_QVBX3c	725	Ag_ppm	195	93.35	301.08	3.2	3060	47.6	7.71	2.4	0.01
LP_QVBX4c	730	Au_ppm	637	0.85	1.72	2.0	24.4	0.816	0.29	0.07	0.001
LP_QVBX4c	730	Ag_ppm	637	78.57	178.06	2.3	2663	77	23.86	5	0.01
LP_HWSTK-tuc	920	Au_ppm	12116	0.19	1.12	6.0	48.8	0.12	0.05	0.02	0.001
LP_HWSTK-tuc	920	Ag_ppm	12116	12.91	91.80	7.1	8280	5.9	3	1.3	0.01
LP_FWSTK-tuc	930	Au_ppm	5900	0.20	3.90	19.4	564	0.13	0.056	0.028	0.001
LP_FWSTK-tuc	930	Ag_ppm	5900	9.12	52.94	5.8	4220	5	2.9	1.3	0.01

Table 14.9: Sample Statistics — 76-108 Clavo Area

76-108 Clavo	Code	Metal	N	Mean	Std. Dev.	C.V.	Max	Q75	Med	Q25	Min
LB_QVBX-76	800	Au_ppm	5221	3.49	16.26	4.7	491	1.25	0.265	0.05	0.001
LB_QVBX-76	800	Ag_ppm	5221	191.34	752.49	3.9	27302	103	26.9	6.8	0.01
LB_NSQVBX	810	Au_ppm	666	5.44	27.17	5.0	443.85	2.455	0.645	0.156	0.001
LB_NSQVBX	810	Ag_ppm	666	336.75	934.81	2.8	16721	258.2	92.88	23.55	0.01
LB_I1QVBX	820	Au_ppm	334	6.98	15.94	2.3	150.41	5.63	1.748	0.524	0.001
LB_I1QVBX	820	Ag_ppm	334	579.72	1244.56	2.2	12663	576.33	186	59.95	0.01
LB_SOQVBX	830	Au_ppm	239	1.40	3.06	2.2	46.8	1.366	0.52	0.2	0.01
LB_SOQVBX	830	Ag_ppm	239	150.22	356.45	2.4	4384	165.15	63.12	22.67	0.7
LB_I2QVBX	840	Au_ppm	48	4.75	7.01	1.5	33.01	6.825	1.562	0.438	0.054
LB_I2QVBX	840	Ag_ppm	48	320.32	412.52	1.3	1801	450.66	153.28	44.97	1.5
LB_HWSTK-76	900	Au_ppm	7801	1.65	8.26	5.0	291.95	0.59	0.13	0.044	0.001
LB_HWSTK-76	900	Ag_ppm	7801	134.95	660.40	4.9	36892	58.96	12	5	0.01
LB_FWSTK-76	910	Au_ppm	5199	1.27	8.41	6.6	526.49	0.513	0.17	0.05	0.001
LB_FWSTK-76	910	Ag_ppm	5199	42.60	173.13	4.1	5198	21.1	6.4	4.6	0.01

High-Grade Trimming

Each domain shows very anomalous samples at the upper end of the distributions.  To limit the over-extrapolation of these samples on grade estimates; high grade trimming levels were established. Statistics for each mineral type in each project area were examined and trimming levels were selected based on obvious discontinuities in the upper portions of the log-probability plots.  Table 14.10 summarizes the trimming levels selected for each metal along with additional statistics.

Table 14.10: Trimming Levels by Area and Mineral Type

/ Area		Rosario				Tucson-Chapotillo				76-108 Clavo
TYPE	CODE	AuTrim g/t	ntrim / total	AgTrim g/t	ntrim / total	AuTrim g/t	ntrim / total	AgTrim g/t	ntrim / total	AuTrim g/t	ntrim / total	AgTrim g/t	ntrim / total

LP_ QVBX	700	12	30 / 6266	1800	14 / 6266	9	53 / 3420	1800	16 / 3420	—	—	—	—
LP_ QVBX2	710	—	—	—	—	—	—	—	—	—	—	—	—
LP_ QBX1C	715	—	—	—	—	3	30 / 1290	250	53 / 1290	—	—	—	—
LP QBX2C	720	—	—	—	—	0.9	17 / 107	250	10 / 107	—	—	—	—
LP_QBX3C	725	—	—	—	—	3	23 / 195	200	21 / 195	—	—	—	—
LP_ QBX4C	730	—	—	—	—	3.5	33 / 637	350	25 / 637	—	—	—	—

LB_ QVBX	800	18	30 / 4732	2000	42 / 4732	—	—	—	—	80	43 / 5221	3000	54 / 5221
LB_ NSQVB	810	—	—	—	—	—	—	—	—	22	26 / 666	1500	27 / 666
LB_ I1QVB	820	—	—	—	—	—	—	—	—	20	34 / 334	1500	38 / 334
LB_ SQVB	830	—	—	—	—	—	—	—	—	4	21 / 239	350	20 / 239
LB_ I2QVB	840	—	—	—	—	—	—	—	—	6.5	12 / 48	350	14 /48

LB_ HWSTK	900	4	33 / 3492	600	32 / 3492	—	—	—	—	45	52 / 7801	1500	144 / 7801
LB_ FWSTK	910	4	54 / 9370	600	47 / 9370	—	—	—	—	22	53 / 5199	750	44 / 5199

LP_ HWSTK	920	8	34 / 11494	1200	18 / 11494	8	30 / 12116	450	40 / 12116	—	—	—	—
LP_ FWSTK	930	4	12 / 4998	400	15 / 4998	3	39 / 5900	130	59 / 5900	—	—	—	—

VT_ QVBX	1000	7	31 / 1576	600	45 / 1576	—	—	—	—	—	—	—	—

Cut sample statistics by project area and mineral-type are summarized in Table 14.11 to Table 14.13.

Table 14.11: Trimmed Sample Statistics — Rosario Area

Rosario	Code	Metal	N	Mean	Std.Dev.	C.V.	Max	Q75	Median	Q25	Min
LB_QVBX-ros	800	AuCut_ppm	4732	1.35	2.51	1.9	18	1.47	0.4	0.05	0.001
LB_QVBX-ros	800	AgCut_ppm	4732	201.58	331.83	1.7	2000	244.27	68.9	9	0.01
LB_HWSTK-ros	900	AuCut_ppm	3492	0.19	0.51	2.7	4	0.12	0.05	0.001	0.001
LB_HWSTK-ros	900	AgCut_ppm	3492	30.32	80.62	2.7	600	18.11	5	2	0.01
LB_FWSTK-ros	910	AuCut_ppm	9370	0.15	0.42	2.9	4	0.1	0.05	0.001	0.001
LB_FWSTK-ros	910	AgCut_ppm	9370	17.71	59.05	3.3	600	9	4.8	1.1	0.01
LP_QVBX-ros	700	AuCut_ppm	6266	1.05	1.76	1.7	12	1.149	0.38	0.11	0.001
LP_QVBX-ros	700	AgCut_ppm	6266	140.70	213.30	1.5	1800	179.93	56	13.9	0.01
LP_HWSTK-ros	920	AuCut_ppm	11494	0.15	0.61	4.0	8	0.072	0.05	0.001	0.001
LP_HWSTK-ros	920	AgCut_ppm	11494	17.76	78.50	4.4	1200	7.9	5	1.3	0.01
LP_FWSTK-ros	930	AuCut_ppm	4908	0.15	0.33	2.2	4	0.14	0.059	0.04	0.001
LP_FWSTK-ros	930	AgCut_ppm	4908	14.40	38.02	2.6	400	9.7	5	3	0.01
VT_QVBX	1000	AuCut_ppm	1576	0.63	1.28	2.0	7	0.527	0.16	0.05	0.001
VT_QVBX	1000	AgCut_ppm	1576	74.66	131.99	1.8	600	69	20	5	0.01

Table 14.12: Trimmed Sample Statistics — Tucson-Chapotillo Area

Tucson-Chapotillo	Code	Metal	N	Mean	Std.Dev.	C.V.	Max	Q75	Median	Q25	Min
LP_QVBX-tuc	700	AuCut_ppm	3420	0.89	1.64	1.8	9	0.869	0.249	0.08	0.001
LP_QVBX-tuc	700	AgCut_ppm	3420	78.00	189.77	2.4	1800	64.97	16.6	5	0.01
LP_QVBX2	710	AuCut_ppm	7	0.52	0.32	0.6	1.25	0.538	0.39	0.368	0.19
LP_QVBX2	710	AgCut_ppm	7	58.76	34.18	0.6	129	73.5	51.3	37.35	13.6
LP_QVBX1c	715	AuCut_ppm	1290	0.42	0.62	1.5	3	0.45	0.18	0.085	0.001
LP_QVBX1c	715	AgCut_ppm	1290	45.98	61.25	1.3	250	57	20.9	6	0.01
LP_QVBX2c	720	AuCut_ppm	107	0.32	0.32	1.0	0.9	0.519	0.17	0.08	0.001
LP_QVBX2c	720	AgCut_ppm	107	44.05	76.53	1.7	250	41.11	7.19	3.3	0.01
LP_QVBX3c	725	AuCut_ppm	195	0.79	1.08	1.4	3	0.985	0.18	0.06	0.001
LP_QVBX3c	725	AgCut_ppm	195	45.79	69.65	1.5	200	47.6	7.71	2.4	0.01
LP_QVBX4c	730	AuCut_ppm	637	0.69	0.95	1.4	3.5	0.816	0.29	0.07	0.001
LP_QVBX4c	730	AgCut_ppm	637	64.55	91.58	1.4	350	77	23.86	5	0.01
LP_HWSTK-tuc	920	AuCut_ppm	12116	0.16	0.56	3.4	8	0.12	0.05	0.02	0.001
LP_HWSTK-tuc	920	AgCut_ppm	12116	10.64	37.96	3.6	450	5.9	3	1.3	0.01
LP_FWSTK-tuc	930	AuCut_ppm	5900	0.14	0.31	2.3	3	0.13	0.056	0.028	0.001
LP_FWSTK-tuc	930	AgCut_ppm	5900	6.88	16.74	2.4	130	5	2.9	1.3	0.01

Table 14.13: Trimmed Sample Statistics — 76-108 Clavo Area

76-108 Clavo	Code	Metal	N	Mean	Std.Dev.	C.V.	Max	Q75	Median	Q25	Min
LB_QVBX-76	800	AuCut_ppm	5221	2.99	9.92	3.3	80	1.25	0.265	0.05	0.001
LB_QVBX-76	800	AgCut_ppm	5221	162.86	431.12	2.7	3000	103	26.9	6.8	0.01
LB_NSQVBX	810	AuCut_ppm	666	2.73	5.09	1.9	22	2.455	0.645	0.156	0.001
LB_NSQVBX	810	AgCut_ppm	666	241.46	366.94	1.5	1500	258.2	92.88	23.55	0.01
LB_I1QVBX	820	AuCut_ppm	334	4.55	6.08	1.3	20	5.63	1.748	0.524	0.001
LB_I1QVBX	820	AgCut_ppm	334	395.46	467.95	1.2	1500	576.33	186	59.95	0.01
LB_SOQVBX	830	AuCut_ppm	239	1.03	1.20	1.2	4	1.366	0.52	0.2	0.01
LB_SOQVBX	830	AgCut_ppm	239	104.83	106.83	1.0	350	165.15	63.12	22.67	0.7
LB_I2QVBX	840	AuCut_ppm	48	2.77	2.62	0.9	6.5	6.5	1.562	0.438	0.054
LB_I2QVBX	840	AgCut_ppm	48	182.60	139.42	0.8	350	350	153.28	44.97	1.5
LB_HWSTK-76	900	AuCut_ppm	7801	1.41	4.85	3.4	45	0.59	0.13	0.044	0.001
LB_HWSTK-76	900	AgCut_ppm	7801	102.09	256.28	2.5	1500	58.96	12	5	0.01
LB_FWSTK-76	910	AuCut_ppm	5199	0.95	2.83	3.0	22	0.513	0.17	0.05	0.001
LB_FWSTK-76	910	AgCut_ppm	5199	36.42	97.92	2.7	750	21.1	6.4	4.6	0.01

Drill Hole Compositing

Drill hole assays were composited after high grade trimming to a constant 1.5m for consistency with previous estimates and to retain the original reverse-circulation drilling sample intervals; the grade control samples from the open pit reverse-circulation drill holes were left “as-is” given a common 2m sample length for these holes.  Composites were tagged with the majority mineral-type code from the samples and checked on screen. Composite statistics are summarized below in Figure 14.3 to Figure 14.5.

Figure 14.3: Composite Statistics by Mineral Type — Rosario Area

Rosario - AuCut_ppm Composite Statistics by Mineral Type

lbhwstk
lbqvbx
lbfwstk
vcqvbx
lphwstk
lpqvbx
lpfwstk
10.0
1.0
0.1
0.01
0.001

	lbhwstk	lbqvbx	lbfwstk	vcqvbx	lphwstk	lpqvbx	lpfwstk	
Number of data	3341	4507	9219	1475	11135	6031	4471	Number of data
Mean	0.191	1.349	0.147	0.624	0.153	1.046	0.152	Mean
Std. Dev.	0.503	2.402	0.405	1.206	0.576	1.684	0.313	Std. Dev.
Coef. of Var.	2.632	1.78	2.762	1.934	3.764	1.61	2.062	Coef. of Var.
Maximum	8.013	18.0	4.0	7.0	8.0	12.0	4.0	Maximum
Upper quartile	0.13	1.518	0.1	0.539	0.085	1.17	0.142	Upper quartile
Median	0.05	0.42	0.05	0.184	0.05	0.402	0.061	Median
Lower quartile	0.001	0.069	0.001	0.053	0.001	0.13	0.04	Lower quartile
Minimum	0.001	0.001	0.001	0.001	0.001	0.001	0.001	Minimum

Rosario - AgCut_ppm Composite Statistics by Mineral Type

lbhwstk
lbqvbx
lbfwstk
vcqvbx
lphwstk
lpqvbx
lpfwstk
10000.0
1000.0
100.0
10.0
1.0
0.1
0.01

	lbhwstk	lbqvbx	lbfwstk	vcqvbx	lphwstk	lpqvbx	lpfwstk	
Number of data	3341	4507	9219	1475	11135	6031	4471	Number of data
Mean	30.569	201.473	17.728	73.72	17.724	140.5	14.542	Mean
Std. Dev.	78.081	319.339	56.943	124.856	73.275	203.369	36.343	Std. Dev.
Coef. of Var.	2.554	1.585	3.212	1.694	4.134	1.447	2.499	Coef. of Var.
Maximum	734.73	2000.0	600.0	600.0	1200.0	1800.0	400.0	Maximum
Upper quartile	20.0	247.0	9.242	71.428	8.3	182.977	10.0	Upper quartile
Median	5.1	73.569	4.7	22.2	5.0	59.741	5.0	Median
Lower quartile	2.0	11.414	1.1	6.0	1.4	16.3	3.0	Lower quartile
Minimum	0.01	0.01	0.01	0.01	0.01	0.01	0.01	Minimum

Figure 14.4: Composite Statistics by Mineral Type — Tucson-Chapotillo Area

Figure 14.5: Composite Statistics by Mineral Type — 76-108 Clavo Area

Spatial Correlation Studies - Variography

Spatial correlation studies for the project began with visualizing the composite data along with the mineral type models to identify the main directions of continuity in each area along the La Blanca and La Prieta structures.  Main structural attitudes summarized in Table 14.14

Table 14.14: Vein/Structure Orientations by Area

(dip, dip direction format)

Area		Rosario		Tucson-Chapotillo		76-108 Clavo
ROCKCODE	MINCODE	Dip	Dip Azm	Dip	Dip Azm	Dip	Dip Azm

LP_QVBX	700	-61	191	-51	215	—	—
LP_QVBX1	700	—	—	-51	215	—	—
LP_QVBX2	710	—	—	-51	215	—	—
LP_QBX1C	715	—	—	-41	227	—	—
LP_QBX2C	720	—	—	-83	202	—	—
LP_QBX3C	725	—	—	-68	212	—	—
LP_QBX4C	730	—	—	-55	217	—	—
LB_QVBX	800	-51	241	—	—	-50	213
LB_NSQVB	810	—	—	—	—	-55	261
LBJ1QVB	820	—	—	—	—	-53	240
LB_SQVB	830	—	—	—	—	-40	195
LB_I2QVB	840	—	—	—	—	-61	226
LB_HSTK	900	-51	241	—	—	-50	213
LB_FSTK	910	-51	241	—	—	-50	213
LP_HSTK	920	-61	191	-51	215	—	—
LP_FSTK	930	-61	191	-51	215	—	—
VT_QVBX	1000	-70	210	—	—	—	—

Once the main axes were identified, correlograms were calculated along the selected axes and the orthogonal directions for establishing the ranges in each direction and the anisotropy ratios for each domain.  Down-hole correlograms were calculated and modeled to establish the nugget effect and to view the ranges of continuity along the drill strings which are nearly orthogonal to the vein structures. Experimental correlogram models by mineral type for the Rosario area are summarized in Table 14.15.

Table 14.15: Spherical Correlogram Models by Mineral Type and Metal — Rosario Area

LB_HWSTK - Au					LB_HWSTK - Ag

C0	C1/C2	241º azm, -51º	151º azm, 0º	61º azm, -39º	C0	C1/C2	241º azm, -51º	151º azm, 0º	61º azm, -39º
0.1	0.58	4.5m	3.5m	3m	0.15	0.5	3m	4.5m	3m
	0.32	18m	16m	9m		0.35	21m	14m	9m

LB_QVBX - Au					LB_QVBX - Ag

C0	C1/C2	241º azm, -51º	151º azm, 0º	61º azm, -39º	C0	C1/C2	241º azm, -51º	151º azm, 0º	61º azm, -39º
0.4	0.34	3.5m	5m	3m	0.3	0.5	4m	9m	3m
	0.26	45m	72m	7.5m		0.2	45m	60m	7.5m

LB_FWSTK - Au					LB_FWSTK - Ag

C0	C1/C2	241º azm, -51º	151º azm, 0º	61º azm, -39º	C0	C1/C2	241º azm, -51º	151º azm, 0º	61º azm, -39º
0.38	0.35	3m	3m	3m	0.44	0.35	4.5m	6m	3m
	0.27	50m	50m	15m		0.21	50m	50m	12m

VT_QVBX - Au					VT_QVBX - Ag

C0	C1/C2	210º azm,-70º	120º azm, 0º	30º azm, -20º	C0	C1/C2	210º azm,-70º	120º azm, 0º	30º azm, -20º
0.3	0.45	2m	2m	2m	0.35	0.25	3m	6m	3m
	0.25	30m	60m	12m		0.4	30m	52m	16m

LP_HWSTK - Au					LP_HWSTK - Ag

C0	C1/C2	191º azm, -61º	101º azm, 0º	11º azm, -29º	C0	C1/C2	191º azm, -61º	101º azm, 0º	11º azm, -29º
0.35	0.36	4m	7.5m	4m	0.35	0.38	3m	4.5m	3.5m
	0.29	35m	54m	18m		0.27	36m	42m	17m

LP_QVBX - Au					LP_QVBX - Ag

C0	C1/C2	191º azm, -61º	101º azm, 0º	11º azm, -29º	C0	C1/C2	191º azm, -61º	101º azm, 0º	11º azm, -29º
0.25	0.42	3m	3m	3m	0.2	0.47	4.5m	4.5m	3.5m
	0.33	22m	30m	12m		0.33	30m	35m	15m

LP_FWSTK - Au					LP_FWSTK - Ag

C0	C1/C2	191º azm, -61º	101º azm, 0º	11º azm, -29º	C0	C1/C2	191º azm, -61º	101º azm, 0º	11º azm, -29º
0.2	0.35	3m	6m	3m	0.2	0.45	3.5m	4.5m	3.5
	0.45	16m	18m	12m		0.35	27m	35m	15m

The ranges and anisotropy ratios were used to define the search dimensions for grade estimation. In addition to the correlograms, indicator variograms at various grade thresholds were calculated and modeled to provide a measure of how spatial correlation varied with increasing grade for both metals.

14.1.5 Block Model Estimation Methodology Palmarejo

Block Model Geometry

A block model framework was used to cover the area modeled for the solids with extra room to include a pit. The block model is of a percent type, i.e. the proportions and respective grades of each mineral domain are stored in each block.  Four percentage folders to represent the mineralized domains: Vein, HW, FW and Host and additionally defined folders for “air” and “void” percentages were created. Once metal grades were estimated into the percent model, the model was block diluted (consolidated) by calculating a weighted average block grade using the block percent and block grade for each material type.  The consolidated model was used for reporting of the Mineral Resources and Mineral Reserves stated herein.

Table 14.16 shows the block model geometry.  The block model is rotated 45º counter-clockwise about the origin.

Table 14.16: Block Model Geometry

Axis	Origin*	Block Size (m)	Model Extent (m)	No. Blocks
X	756,738.388	2.5	1,375	550
Y	3,030,611.612	2.5	1,787.5	714
Z	1,270	2.5	570	228

* Origin is defined at the upper southwest corner.

Block Model Grade Estimation

Gold and Silver metal grades were interpolated into the percentage block model using an inverse-distance-cubed (ID3) algorithm.  Search dimensions were based on variogram models for each area and mineral type.  Grades were estimated in two passes.  The first estimation run was done using the variogram range as the search distance; the second run employed search distances at or near 2 x the variogram range.  Search dimensions for the second run were modified to the greater of the two distances for gold or silver by direction; this ensured that all estimated blocks had estimates for both metals.  Search dimensions and attitudes for the Rosario Area are summarized on Table 14.17.

Table 14.17: Search Dimensions and Attitudes — Rosario Area

LB_HWSTK				LB_HWSTK

Au	241º azm, -51º	151º azm, 0º	61º azm, -39º	Ag	241º azm, -51º	151º azm, 0º	61º azm, -39º
Search1	18m	16m	9m	Search1	21m	14m	9m
Search2	42m	32m	12m	Search2	42m	32m	12m
Au 2 g/t	9m	7m	4m	Ag 150 g/t	14m	9m	6m

LB_QVBX				LB_QVBX

Au	241º azm, -51º	151º azm, 0º	61º azm, -39º	Ag	241º azm, -51º	151º azm, 0º	61º azm, -39º
Search1	45m	72m	7.5m	Search1	45m	60m	7.5m
Search2	90m	120m	12m	Search2	90m	120m	12m
Au 9 g/t	18m	30m	3m	Ag 1500 g/t	18m	24m	3m

LB_FWSTK				LB_FWSTK

Au	241º azm, -51º	151º azm, 0º	61º azm, -39º	Ag	241º azm, -51º	151º azm, 0º	61º azm, -39º
Search1	50m	50m	15m	Search1	50m	50m	12m
Search2	100m	100m	15m	Search2	100m	100m	15m
Au 3 g/t	12m	12m	3m	Ag 90 g/t	21m	21m	5m

VT_QVBX				VT_QVBX

Au	210º azm,-70º	120º azm, 0º	30º azm, -20º	Ag	210º azm,-70º	120º azm, 0º	30º azm, -20º
Search1	30m	60m	12m	Search1	30m	52m	16m
Search2	60m	120m	18m	Search2	60m	120m	18m
Au 3 g/t	18m	37m	7m	Ag 200 g/t	18m	31m	10m

LP_HWSTK				LP_HWSTK

Au	191º azm, -61º	101º azm, 0º	11º azm, -29º	Ag	191º azm, -61º	101º azm, 0º	11º azm, -29º
Search1	35m	54m	18m	Search1	36m	42m	17m
Search2	72m	108m	21m	Search2	72m	108m	21m
Au 2 g/t	18m	21m	6m	Ag 200 g/t	18m	21m	6m

LP_QVBX				LP_QVBX

Au	191º azm, -61º	101º azm, 0º	11º azm, -29º	Ag	191º azm, -61º	101º azm, 0º	11º azm, -29º
Search1	22m	30m	12m	Search1	30m	35m	15m
Search2	60m	70m	18m	Search2	60m	70m	18m
Au 9 g/t	18m	21m	5m	Ag 1500 g/t	18m	21m	5m

LP_FWSTK				LP_FWSTK

Au	191º azm, -61º	101º azm, 0º	11º azm, -29º	Ag	191º azm, -61º	101º azm, 0º	11º azm, -29º
Search1	16m	18m	12m	Search1	27m	35m	15m
Search2	54m	70m	18m	Search2	54m	70m	18m
Au 2 g/t	10m	12m	8m	Ag 150 g/t	17m	23m	10m

These search distances were used in all project areas; the search attitudes in each structural domain were changed to the major vein/structure attitudes summarized in Table 14.14.

The search was ellipsoidal-octant using a minimum of 1 informed octant and a maximum of 6 composites per octant.  An octant search was used to help “decluster” the estimates.  In addition to the octant search, a high-grade restricted search was employed to honor the decrease in continuity with increasing grade.  The restricted search levels were selected from the log-probability plot where there was an obvious high-grade population.  Restricted search distances were based on the indicator variogram model at the selected grade level by mineral type.  The restricted grades levels and search distances are also summarized on Table 14.17

A minimum of 3 composites and a maximum of 24 composites were used for an estimate with no more than 3 composites from any one drill hole.  Boundary conditions between the mineral types were kept hard, allowing only those composites within the mineral type to estimate grade.

A consolidated, block-diluted, model was generated from the percentage model and delivered to Technical Services for mine planning.  No volume-variance adjustments were made to the grade models.

14.1.5 Block Model Validation

APGS used visual and statistical validation methods to evaluate the quality of the grade models.

Visual Validation

A visual inspection of the block model in section and plan view was the first validation method used. Figure 14.6 to Figure 14.9 show example plans and sections through the 76 Clavo with blocks and composites colored by gold and silver grade.  The block grade estimates honor the composites and the anisotropy observed in the deposit.

Figure 14.6: 76 Clavo Blocks and Composites Colored by Gold Grade

(960m Level — ID3 Grade Model)

Figure 14.7: 76 Clavo Blocks and Composites Colored by Silver Grade

(Plan View 960m Level — ID3 Grade Model)

Figure 14.8: 76 Clavo Blocks and Composites Colored by Gold Grade

(Vertical Cross Section 100x0 — ID3 Grade Model)

Figure 14.9: 76 Clavo Blocks and Composites Colored by Silver Grade

(Vertical Section 100x0 — ID3 Grade Model)

Grade Model and Composite Comparisons

Other checks on the grade models were simple statistical comparisons of the estimated grade models, interpolated nearest-neighbor models and composite statistics to check for global and local bias.

The first comparison was between the estimated grades models, the “nearest-neighbor” (NN) models, and declustered composite statistics. A simple cell declustering method was used with a 50m cell size (utility program DECLUS from GSLIB v2.).  The decluster weights locally show some questionable results given that, for some of the domains, the declustered composite mean is slightly higher than the length-weighted composite mean. This is caused when there are isolated high grade intercepts on the edges of the data that receive more weight.  In these cases, the comparison is better done with the length-weighted composites.

Estimated grades, nearest neighbor grades and declustered composite grade statistics for the Palmarejo Project are summarized in Table 14.18 by area.

Table 14.18: Block Grades and Declustered Composite Grades: Gold and Silver Statistics

(blocks within 50m of composites)

Rosario	AUID g/t		AUNN g/t		AUDECLUS g/t
MinCode	N	Mean	N	Mean	N	Mean
700	89497	0.77	89358	0.75	6031	0.86
920	262977	0.16	262513	0.17	11135	0.15
930	135277	0.14	134925	0.13	4471	0.13
800	59732	1.04	59675	1.02	4507	1.14
900	49407	0.23	49130	0.24	3341	0.22
910	258856	0.16	258781	0.16	9219	0.15
1000	21120	0.56	21106	0.59	1475	0.75

Rosario	AGID g/t		AGNN g/t		AGDECLUS g/t
MinCode	N	Mean	N	Mean	N	Mean
700	89497	105.3	89378	102.5	6031	116.5
920	262982	17.2	262269	18.7	11135	16.0
930	135277	14.1	135270	14.0	4471	13.2
800	59732	147.5	59668	143.1	4507	158.1
900	49444	30.9	49120	31.5	3341	32.9
910	258855	15.4	258558	16.2	9219	16.2
1000	21120	61.6	21106	65.6	1475	78.6

Tucson-Chapotillo	AUID g/t		AUNN g/t		AUDECLUS g/t
MinCode	N	Mean	N	Mean	N	Mean
700-730	79899	0.62	79679	0.62	4613	0.63
920	370941	0.13	369294	0.14	10733	0.14
930	186707	0.13	186447	0.13	5039	0.14

Tucson-Chapotillo	AGID g/t		AGNN g/t		AGDECLUS g/t
MinCode	N	Mean	N	Mean	N	Mean
700-730	79899	64.4	79679	65.1	4613	65.0
920	370924	8.1	368991	8.3	10733	8.8
930	186716	7.4	186375	7.5	5039	7.2

76-108 Clavo	AUID g/t		AUNN g/t		AUDECLUS g/t
MinCode	N	Mean	N	Mean	N	Mean
800-840	91799	2.31	91787	2.38	3815	2.99
900	105169	1.07	105097	1.10	4897	1.16
910	116492	0.78	116472	0.81	3434	0.79

76-108 Clavo	AGID g/t		AGNN g/t		AGDECLUS g/t
MinCode	N	Mean	N	Mean	N	Mean
800-840	91799	138.4	91775	140.3	3815	171.9
900	105181	72.9	105115	74.8	4897	75.5
910	116492	33.5	116464	33.0	3434	29.1

These statistics show satisfactory agreement between the grade models and declustered composites; there is no indication of significant global bias.

A second check was between the grade models and the composites, but for only those model blocks that contain composites.  Block estimates were compared with the mean composite grade within the block; statistics are summarized in Table 14.19.

Table 14.19: Block Grade and Mean Composite Grade Comparison: Gold and Silver Statistics (XVAL: composite mean)

Rosario	AUID g/t		AUXVAL g/t
MinCode	N	Mean	N	Mean
700	3583	0.96	3583	1.01
920	6932	0.15	6932	0.15
930	3041	0.16	3041	0.16
800	2546	1.18	2546	1.20
900	1865	0.19	1865	0.20
910	5574	0.15	5574	0.15
1000	934	0.58	934	0.57

Rosario	AUID g/t		AGXVAL g/t
MinCode	N	Mean	N	Mean
700	3583	128.5	3583	134.9
920	6932	17.4	6932	18.0
930	3041	15.6	3041	15.2
800	2546	178.8	2546	182.5
900	1865	31.8	1865	33.0
910	5574	18.4	5574	17.6
1000	934	68.1	934	68.8

Tucson-Chapotillo	AUID g/t		AUXVAL g/t
MinCode	N	Mean	N	Mean
700-730	2881	0.73	2881	0.74
920	7031	0.17	7031	0.17
930	3086	0.14	3086	0.14

Tucson-Chapotillo	AUID g/t		AGXVAL g/t
MinCode	N	Mean	N	Mean
700-730	2881	66.0	2881	66.9
920	7031	11.2	7031	11.3
930	3086	7.5	3086	7.6

76-108 Clavo	AUID g/t		AUXVAL g/t
MinCode	N	Mean	N	Mean
800-840	2439	2.76	2439	2.86
900	2866	1.42	2866	1.44
910	2230	0.97	2230	1.00

76-108 Clavo	AUID g/t		AGXVAL g/t
MinCode	N	Mean	N	Mean
800-840	2439	168.8	2439	173.1
900	2866	103.4	2866	104.5
910	2230	37.8	2230	39.1

These statistics show satisfactory agreement between the estimates and the composites; no significant local bias is indicated.

14.1.6 Resource Classification

For consistency with previous resource models and reports, the same classification scheme as used in past years was imposed on the current model. The classification parameters are shown in Table 14.20.

Table 14.20: Resource Classification Parameters

Resource Category	Distance to Closest Composite	Min. Comps/ Drill Holes
Measured	<15m	6 / 2
Indicated	15m to <45m for Vein/Stockwork	6 / 2
Inferred	>45m for Vein/Stockwork	3 / 1

Because of the uncertainty in the interpretation of some portions of the void model, the void solid model was separated into three categories:

Low Confidence

Medium Confidence

High Confidence

Blocks were then downgraded to the Inferred category using the following rule:

If the block has more than 25% of low confidence voids, or

If the block has more than 75% of medium confidence voids.

14.1.7 Statement of Mineral Resources Palmarejo Deposit

This section refers only to the “Palmarejo” deposit portion of the Palmarejo District Resources. The “Guadalupe” and “La Patria” deposit portions of the Palmarejo District are discussed separately in Sections 14.2 and 14.3 of this report.  The Mineral Resource for Palmarejo is effective January 1, 2012. The Mineral Reserve is a subset of the Resource (see Section 15).

The open pit portion of the Resource was based on a Whittle™ shell using current open pit mining, processing and G&A costs and the Resource metal price assumptions of $1,500/oz Au and $30.00/oz Ag.  Blocks within the Whittle shell were reported at a cut-off grade of 1.03 g/t AuEq (AuEq factor based on [($Price Au) x ($Price Ag)] x (%Recovery Au)/(%Recovery Ag) x (%Payable Au)/(%Payable Ag)]; see Section 15).  The open pit Mineral Resource reported in table 14.21 is based on the year-end 2011 updated block model, whose methodology is described in Section 14.1 of this report.

The underground portion of the Resource was reported from the year-end 2010 block model using current underground mining, processing and G&A costs and the same metal price assumptions as the open pit, resulting in an underground Resource cutoff of 1.92 g/t AuEq.  Table 14.21 shows the total Mineral Resource for Palmarejo inclusive of Mineral Reserves. Some of these Mineral Resources have not demonstrated economic viability. Table 14.22 shows the remaining Resource for Palmarejo exclusive of Mineral Reserve, these Mineral Resources are in addition to Reserves and have not demonstrated economic viability.

Table 14.21: Total Palmarejo Deposit Total Mineral Resource - Inclusive of Mineral Reserves

Total			Average Grade (g/t)		Contained Ounces
Resource	Category	Tonnes	Au	Ag	Au	Ag
Open Pit	Measured	2,995,900	1.04	134.0	100,030	12,907,480
	Indicated	1,377,400	0.81	105.2	35,690	4,656,720
	Meas. and Ind.	4,373,300	0.97	124.9	135,720	17,564,200
	Inferred	379,000	0.79	98.1	9,850	1,217,200

Underground	Measured	2,290,200	3.72	219.8	273,750	16,186,140
	Indicated	706,100	2.00	165.1	45,410	3,749,020
	Meas. and Ind.	2,996,300	3.31	206.9	319,160	19,935,160
	Inferred	389,200	1.92	131.9	23,970	1,650,210

Total	Measured	5,286,100	2.20	171.2	373,780	29,093,620
	Indicated	2,083,500	1.21	125.5	81,100	8,405,740
	Meas. and Ind.	7,369,600	1.92	158.3	454,880	37,499,360
	Inferred	768,200	1.37	116.1	33,820	2,867,410

Total Mineral Resource includes Proven and Probable Reserves

Metals prices used were $1,500/oz Au and $30.00/oz Ag.

Cut-off grade for resource: open pit 1.03 g/t AuEq, underground 1.92 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 58.18)]

AuEq factor based on [($Price Au) x ($Price Ag)] x (%Recovery Au)/(%Recovery Ag) x (%Payable Au)/(%Payable Ag)]

Table 14.22: Palmarejo Deposit Remaining Mineral Resource - Exclusive of Reserves

Remaining			Average Grade (g/t)		Contained Ounces
Resource	Category	Tonnes	Au	Ag	Au	Ag
Open Pit	Measured	1,029,500	0.92	102.3	30,390	3,384,640
	Indicated	529,900	0.67	77.5	11,350	1,320,740
	Meas. and Ind.	1,559,400	0.83	93.9	41,740	4,705,380
	Inferred	379,000	0.79	98.1	9,850	1,217,200

Underground	Measured	485,700	3.74	237.4	58,390	3,707,260
	Indicated	171,700	0.46	34.7	2,550	191,750
	Meas. and Ind.	657,400	2.88	184.5	60,940	3,899,010
	Inferred	219,300	2.97	201.3	20,920	1,419,190

Total	Measured	1,515,200	1.82	145.6	88,780	7,091,900
	Indicated	701,600	0.62	67.0	13,900	1,512,490
	Meas. and Ind.	2,216,800	1.44	120.7	102,680	8,604,390
	Inferred	598,300	1.60	137.1	30,770	2,636,390

Mineral Resources are in addition to Reserves and have not demonstrated economic viability

Metals prices used were $1,500/oz Au and $30.00/oz Ag.

Cut-off grade for resource: open pit 1.03 g/t AuEq, underground 1.92 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 58.18)]

AuEq factor based on [($Price Au) x ($Price Ag)] x (%Recovery Au)/(%Recovery Ag) x (%Payable Au)/(%Payable Ag)]

Some Inferred material was included in the Mineral Reserve at 0 g/t Au and Ag as internal dilution (see Section 15).

14.2 Mineral Resource Estimation Methodology Guadalupe Deposit

14.2.1 Data

Applied Geoscience, LLC, was contracted to update the Guadalupe block model from data collected and interpreted by Coeur.  A model was created for estimating the silver and gold resources at Guadalupe from data generated by Coeur through October, 2011, including RC and core drilling results. Aerial photography was used to create a topographic model with two-meter contours. These data were incorporated into a digital database, and all subsequent modeling of the Guadalupe Mineral Resource was performed using GEMCOM Gems™ mining software.

The Guadalupe drill hole database used for the model update contained a total of 404 holes at the cutoff date, October 18, 2011.  The total drilled length for these holes is 128,530.9m; the total sampled length is 38,605.9 m. Four of the holes in the database were not sampled.  Table 14.23 is a summary of drill and sample data used for the estimation of the Mineral Resource of Guadalupe.

Table 14.23: Guadalupe Resource Drill Data - YE2011 Model

	RC	Core	Total
No. Sampled Holes in Resource Database	94	306	400
Drilled Meters (Sampled Holes Only)	21,565.92	106,064.24	127,630.16
Sampled Meters	16,152.04	22,353.31	38,505.35
No. Samples in Resource DB	10,600	23,998	34,598

*Includes 11 RC Pilot Holes Continued by Core and one Trench

Cutoff for resource data was October 18, 2011, Hole ID TGDH_401

14.2.2 Density

Density values for the Guadalupe project were obtained by both Planet Gold and Coeur personnel over a period of several years using standard water-immersion methods on dried and waxed whole-core samples of mineralized and unmineralized geologic units.

In Table 14.24, density values by rock type and the corresponding number of measurements is listed.  Even though different rock types are listed for the main ore vein/breccia zones, which host the gold and silver mineralization, these units are complexly intermixed with each other and cannot separated out in a practical mining or modeling scenario so weighted averages are used for the densities.

Table 14.24: Guadalupe Specific - Gravity Statistics: Mineralized Core Samples

Coeur and Bolnisi Density Data Combined

Rock type	Density	# Samples
Main Ore vein/Breccia zones	2.54	269
Stockwork zones	2.54	41

Density Measurements by Coeur Staff (holes 277-313)

Rock type	Density	# Samples	Original Rock codes
Main Ore vein/Breccia zones
carbonate breccia vein	2.55	8	vn, carb, bx
carbonate vein	2.60	12	vn, carb
carbonate/quartz vein	2.57	7	vn, carb, qtz, +/- bx
quartz vein	2.59	16	vn,qtz
breccia vein	2.55	38	vn, bx
qtz vein	2.63	2	qtz
carbonate breccia	2.43	2	bx, carb
breccia	2.63	2	bx
breccia of vein + rhyolite	2.52	2	vn, bx, rhy
Arithmetic average	2.56	89
Weighted average	2.57

Stockwork zones
andesite porphyry w/stwk yns	2.52	16	Ktap, stwk
rhyolite w/ qtz stockwork	2.54	12	Rhy, qtz stwk
laminated volcaniclastic w/ stw k yns	2.60	7	Ktal, stwk
find grained volcaniclastic w/ stwk vns	2.50	6	stwk, qtz, Ktat
Arithmetic average	2.54	41
Weighted average	2.54

Lithological Units
fine grained volcaniclastic	2.51	7	Ktat
rhyolite	2.61	3	Rhy
andesite porphyry	2.65	3	Ktap
fault zone	2.37	2	Flt

Density Measurements by Bolnisi Staff (holes 1-196)

Rock type	Density	# Samples	Original Rock codes
Main Ore vein/Breccia zones
qtz veins and breccias	2.53	180	QVBX, HMBX, BX, VN

During 2009, Coeur has established a new protocol for density measurements that includes measurements on the stockwork zones, which are modeled separately.  To date density information shows the stockwork zone to be similar to the vein/breccia zones.  These zones are modeled separately but do have the same bulk density.  The density assigned to the year-end 2011 Guadalupe model was 2.54 g/cm3.

14.2.3 Deposit Geology Pertinent to Resource Modeling

The primary control of the silver and gold at Guadalupe is the northwest-striking quartz-vein structure, which dips to the northeast at approximately 50°. The structural zone that hosts the mineralization is exposed at the surface as either a distinct quartz vein breccia unit or as an intensely clay altered zone.

Near surface, the structure is usually less than 2 meters wide but as it continues down dip the structure widens out into a 10 to 35 meters wide zone of a multiphase quartz-carbonate breccia and adjacent stockwork zones.  The main high-grade mineralization is within the massive multiphase quartz-carbonate vein breccias that are interpreted as the main epithermal fluid conduits.  These main structures are sub-parallel along dip and form typical sygmoidal loops and extensional veins into the footwall and hanging wall.  Between the main structures are blocks of wall rock, from small to vary large, that have been variable fractured and now host quartz-carbonate stockworks. Depending on the frequency of the stockwork veins and veinlets these zones can be of ore grade.

The massive quartz-carbonate vein breccias were modeled as continuous veins following typical geologic geometries found in extensional systems and the stockwork zones were modeled as an adjacent zones or envelopes of variable mineralization. The model was developed on paper sections with the use of core photos, drill logs and physical inspection of the core and then transferred into GEMCOM Gems™ by constructing polylines on screen and then a set of final 3-D solids were constructed.  Quartz-vein stockwork mineralization occurs in the walls of the structure. The drill data demonstrate there is silver-gold zonation, whereby silver:gold ratios decrease with depth.

Void Model

Planet Gold created a computer model of the mine workings at the Guadalupe mine based on historic plan maps, which has been used in the resource estimation process.  Historic reports suggest that approximately 3,700 tonnes of material grading 458 g Ag/t were mined at the Guadalupe mine.  The size of the Planet Gold model void, when compared to the entire resource, is fairly insignificant.  Removing the adit portion of the void that is in modeled waste, the void shows that about 6,714 tonnes were mined, or less than 0.1% of the overall resource.  The Planet Gold void model was used to deplete the Guadalupe resources and reserves reported herein.

Determination of Mineral-Type Domains

Vertical sections oriented perpendicular to the strike of the main structure were generated on 10m intervals across the Guadalupe deposit. The topographic profile and drill-hole traces were placed on the sections, with silver and gold assays colored by the grade population ranges, as well as lithology and alteration codes. These vertical sections were then interpreted by a Senior Geologist at Coeur Mexicana Exploration.  This interpretation process utilized core photos and drill logs.  Vein and stockwork mineral domains were interpreted and digitized on section.

Once the sectional interpretations were completed the individual vertical sections were used to create wireframes (domain solids) in Gems™ using 3D rings and tie lines.  3D rings or tie lines were snapped to assay intervals to ensure inclusion of the correct intervals in the domain solids.  Axis lines were completed on plan views at 20m intervals to check the vertical section interpretation and to use for division of stockwork zones into foot wall (FW) and hanging wall (HW) domains.

The domain codes assigned to each geologic domain is shown in Table 14.25 below.

Table 14.25: Guadalupe Mineral - Type Domain Codes

Domain	Code	Definition
M1QVBX	100	Master 1 QVBX
M2QVBX	101	Master 2 QVBX
MHQVBX	102	HW Secondary QVBX Structure
M1HWSTWK	200	Master 1 Hanging Wall Stockwork
M1FM2HSW	201	Master 1 FW and Master 2 HW Stockwork (between veins)
M2FWSTWK	202	Master 2 FW Stockwork
HOST	10	Waste Material
AIR	0	Above Topography

The Master 1, 2 and HW Vein (MHQVBX) domain solids are restricted to areas with the logged geologic code (or observed in the case of photos) as ‘vein’ or ‘QVBX’ (Quartz Vein Breccia) and with highest continuity with respect to geology. Additional domains are the FW (M2FWSTWK), HW (M1HWSTWK) and Mid (M1FM2HSW), stockwork zones which are more poorly mineralized zones of stockwork and veinlets with less continuity of mineralization and geologic structures.  The stockwork solids were created in GEMCOM Gems™ in the same manner as the vein solids.

The mineral-type domain model was further divided into three structural domains based on the attitude of the main Guadalupe structure.  A plan map showing the structural domains and mineral-type model is shown on Figure 14.10.

Figure 14.10: Guadalupe Project — Structural Domain Areas, Mineral-Type Model Coding

(10m topographic contours, mineral-type interpretation at 1180m elev.)

760000 E
761000 E
762000 E
3029000 N
3028000 N
3027000 N
Guadalupe Norte
(-58, 35)
HW Vein
(102)
Vein 2
(101)
Mid Stockwork
(201)
FW Stockwork
(202)
Guadalupe Main
(-53, 61)
Vein 1
(100)
HW Stockwork
(200)
Guadalupe Sur
"Las Animas"
(-55, 26)

Figure 14.11 shows the QVBX and stockwork domains in 3-dimensions.

Figure 14.11: QVBX Domains Surrounded by Stockwork Solid

Isometric View Looking Southwest

Quartz-vein breccia (QVBX) domains shown in red. Stockwork domains (STWK) shown in brown. Drill holes shown in black.

14.2.4 Exploratory Data Analysis (EDA)

Validated domain solids were used to back-code the raw assay intervals with geologic domain codes.  This back-coding allowed the raw assays for each domain to be extracted for descriptive statistics.

Table 14.26 shows the sample assay statistics for gold and silver by mineral type.  There is a high coefficient of variation (C.V.) for Au and Ag in all the domains which is typical of precious metals deposits.

Table 14.26: Guadalupe - Sample Statistics by Mineral Type

MinType	Metal	Code	N	Mean	Std.Dev.	C.V.	Max	Q75	Med	Q25	Min
QVBX1	Au_ppm	100	3930	1.77	9.73	5.5	315.00	1.40	0.56	0.21	0.001
QVBX1	Ag_ppm	100	3930	125.56	229.63	1.8	5050.00	146.00	68.00	26.00	0.01
QVBX2	Au_ppm	101	939	2.34	4.89	2.1	101.00	2.44	1.17	0.45	0.001
QVBX2	Ag_ppm	101	939	126.39	244.31	1.9	5590.00	143.05	66.00	26.00	0.01
QVBX3	Au_ppm	102	33	3.32	5.07	1.5	19.55	2.91	1.24	0.38	0.1
QVBX3	Ag_ppm	102	33	194.25	239.69	1.2	932.00	261.81	93.88	32.12	6
HWSTK	Au_ppm	200	4157	0.18	0.98	5.4	32.40	0.13	0.00	0.00	0.001
HWSTK	Ag_ppm	200	4157	22.64	71.96	3.2	2160.00	19.00	7.00	0.01	0.01
MIDSTK	Au_ppm	201	6020	0.37	1.85	5.0	167.50	0.31	0.10	0.00	0.001
MIDSTK	Ag_ppm	201	6020	31.06	102.17	3.3	3550.00	28.00	10.00	0.01	0.01
FWSTK	Au_ppm	202	1278	0.44	0.87	2.0	20.00	0.43	0.20	0.07	0.001
FWSTK	Ag_ppm	202	1278	19.11	74.36	3.9	2520.00	15.00	6.00	0.01	0.01

High-Grade Trimming

Each domain shows anomalous samples at the upper end of the distributions.  To limit the over-extrapolation of these samples on grade estimates; high grade trimming levels were established. Statistics for each mineral type were examined and trimming levels were selected based on obvious discontinuities in the upper portions of the log-probability plots.  Table 14.27 summarizes the trimming levels selected for each metal along with additional statistics.

Table 14.27: Guadalupe - Trimming Levels by Mineral Type

	Au		Ag
MinType	Level g/t	ntrim / ntotal	Level g/t	ntrim / ntotal
QVBX1	36	14/3930	1650	14/3930
QVBX2	18	12/939	1390	5/939
QVBX3	16	2/33	870	1/33
HWSTK	12	9/4160	670	9/4160
MIDSTK	17	22/6021	700	5/6021
FWSTK	4.5	8/1278	250	10/1278

Statistical summaries for the trimmed samples are presented in Table 14.28.

Table 14.28: Guadalupe — Trimmed Sample Statistics by Mineral Type

MinType	Metal	Code	N	Mean	Std. Dev.	C.V.	Max	Q75	Med	Q25	Min
QVBX1	AuCut_ppm	100	3930	1.43	3.19	2.2	36	1.4	0.56	0.21	0.001
QVBX1	AgCut_ppm	100	3930	121.49	179.93	1.5	1650	146	68	26	0.01
QVBX2	AuCut_ppm	101	939	2.12	2.84	1.3	18	2.44	1.17	0.45	0.001
QVBX2	AgCut_ppm	101	939	120.84	169.34	1.4	1390	143.05	66	26	0.01
QVBX3	AuCut_ppm	102	33	3.2	4.72	1.5	16	2.91	1.24	0.38	0.1
QVBX3	AgCut_ppm	102	33	192.23	233.66	1.2	870	261.81	93.88	32.12	6
HWSTK	AuCut_ppm	200	4157	0.17	0.72	4.3	12	0.13	0	0	0.001
HWSTK	AgCut_ppm	200	4157	21.7	56.75	2.6	670	19	7	0.01	0.01
MIDSTK	AuCut_ppm	201	6020	0.35	0.99	2.8	17	0.31	0.1	0	0.001
MIDSTK	AgCut_ppm	201	6020	29.27	68.83	2.4	700	28	10	0.01	0.01
FWSTK	AuCut_ppm	202	1278	0.42	0.67	1.6	4.5	0.43	0.2	0.07	0.001
FWSTK	AgCut_ppm	202	1278	16.62	36.2	2.2	250	15	6	0.01	0.01

Drill Hole Compositing

Drill hole assays were composited after high grade trimming to a constant 1.5m.  Composites were tagged with the majority mineral-type code from the samples and checked on screen.  Composite statistics are summarized below in Figure 14.12.

Figure 14.12: Guadalupe — Composite Statistics by Mineral Type

Guadalupe - AuCut_ppm Composite Statistics by Mineral Type

host
fwstk
qvbx2
midstk
qvbx3
qvbx1
hwstk
100.0
10.0
1.0
0.1
0.01
0.001

	host	fwstk	qvbx2	midstk	qvbx3	qvbx1	hwstk	
Number of data	15836	961	529	4276	19	2011	2595	Number of data
Mean	0.023	0.433	2.031	0.37	2.874	1.39	0.181	Mean
Std. Dev.	0.117	0.579	2.216	0.856	3.603	2.353	0.571	Std. Dev.
Coef. of Var.	5.093	1.339	1.091	2.316	1.254	1.693	3.154	Coef. of Var.
Maximum	3.0	4.193	16.933	11.0	12.73	24.0	9.38	Maximum
Upper quartile	0.001	0.521	2.511	0.34	3.064	1.493	0.15	Upper quartile
Median	0.001	0.23	1.307	0.131	1.385	0.637	0.029	Median
Lower quartile	0.001	0.108	0.574	0.006	0.62	0.267	0.001	Lower quartile
Minimum	0.001	0.001	0.005	0.001	0.16	0.001	0.001	Minimum

Guadalupe - AgCut_ppm Composite Statistics by Mineral Type

host
fwstk
qvbx2
midstk
qvbx3
qvbx1
hwstk
10000.0
1000.0
100.0
10.0
1.0

	host	fwstk	qvbx2	midstk	qvbx3	qvbx1	hwstk	
Number of data	15836	961	529	4276	19	2011	2595	Number of data
Mean	2.901	17.555	117.071	30.191	179.273	118.701	22.668	Mean
Std. Dev.	16.467	33.261	131.79	57.363	192.384	140.88	47.134	Std. Dev.
Coef. of Var.	5.677	1.895	1.126	1.9	1.073	1.187	2.079	Coef. of Var.
Maximum	440.0	250.0	1061.0	600.0	649.2	1250.0	547.0	Maximum
Upper quartile	0.01	17.45	148.402	31.352	251.453	150.4	22.065	Upper quartile
Median	0.01	6.07	73.987	12.53	99.37	76.338	8.695	Median
Lower quartile	0.01	0.01	35.67	3.34	43.85	32.977	2.01	Lower quartile
Minimum	0.01	0.01	0.01	0.01	15.94	0.01	0.01	Minimum

Spatial Correlation Studies - Variography

Spatial correlation studies for the project began with visualizing the composite data along with the mineral type models to identify the main directions of continuity in each area along the Guadalupe Structure.  Main structural attitudes are summarized in Table 14.29.

Table 14.29: Guadalupe Vein/Structure Orientations by Area

(dip, dip direction format)

/Area		North		Main		South
ROCKCODE	MINCODE	Dip	Dip Azm	Dip	Dip Azm	Dip	Dip Azm
QVBX1	100	-58	35	-53	61	-55	26
QVBX2	102	-58	35	-53	61	—	—
QVBX3	103	-58	35	—	—	—	—
HWSTK	200	—	—	—	—	-55	26
MIDSTK	201	-58	35	-53	61	-55	26
FWSTK	201	-58	35	-53	61	—	—

Once the main axes were identified correlograms were calculated along the selected axes and the orthogonal directions for establishing the ranges in each direction and the anisotropy ratios for each domain.  Down-hole correlograms were calculated and modeled to establish the nugget effect and to view the ranges of continuity along the drill strings which are nearly orthogonal to the vein structures.  Experimental correlogram models by mineral type are summarized in Table 14.30.

Table 14.30: Guadalupe - Spherical Correlogram Models by Mineral Type and Metal

QVBX1 Au					QVBX1 Ag

C0	C1/C2	61, -53	151, 0	241, -37	C0	C1/C2	61, -53	151, 0	241, -37
0.3	0.4	9m	12m	3m	0.3	0.4	9m	12m	4.5m
	0.3	52m	52m	9m		0.3	60m	80m	9m

QVBX2 Au					QVBX2 Ag

C0	C1/C2	35, -58	125, 0	305, -32	C0	C1/C2	35, -58	125, 0	305, -32
0.2	0.3	21m	12m	3m	0.1	0.45	45m	18m	3m
	0.5	52m	45m	9m		0.45	60m	45m	18m

HWSTOCK Au					HWSTOCK Ag

C0	C1/C2	61, -53	151, 0	241, -37	C0	C1/C2	61, -53	151, 0	241, -37
0.5	0.3	12m	12m	6m	0.27	0.55	12m	12m	5m
	0.2	41m	56m	9m		0.18	60m	60m	7.5m

MIDSTOCK Au					MIDSTOCK Ag

C0	C1/C2	61, -53	151, 0	241, -37	C0	C1/C2	61, -53	151, 0	241, -37
0.2	0.51	6m	9m	6m	0.1	0.6	6m	9m	6m
	0.29	50m	100m	27m		0.3	70m	35m	16m

FWSTOCK Au					FWSTOCK Ag

C0	C1/C2	35, -58	125, 0	305, -32	C0	C1/C2	35, -58	125, 0	305, -32
0.35	0.45	18m	18m	4m	0.3	0.35	21m	21m	4.5m
	0.2	55m	36m	24m		0.35	60m	36m	16m

The ranges and anisotropy ratios from these models were used to define the search dimensions for grade estimation.   In addition to the correlograms, indicator variograms at various grade thresholds were calculated and modeled to provide a measure of how spatial correlation varied with increasing grade for both metals.

14.2.5 Block Model Estimation Methodology Guadalupe

Block Model Geometry

A block model framework was created to cover the modeled area and encapsulate all geologic domains to be used in the Guadalupe year-end 2011 interpolation process.  The block model is a percent type; i.e. the proportions and respective grades (as well as other attributes) of each domain are stored in each block.  The Guadalupe block model geometry was rotated 45 deg counter-clockwise to orient the blocks relative to the strike of the Guadalupe domains.  Figure 14.13 below shows the rotated block model geometry and the Guadalupe solids inside.

Figure 14.13: Block Model Geometry

Table 14.31 shows the block model geometry and model limits encapsulating the domain solids.  The domain codes, percent, and density were assigned to the block model by using geologic solids (Figure 14.10 and Figure 14.13).

Table 14.31: Block Model Geometry

Axis	Origin**	Block Size	Model Extent (m)	No. Blocks
X	761,266.92	3	1,302	434
Y	3,026,386.64	3	2,655	885
Z	1,755	3	855	285

*Origin is defined at the top corner of the block located at the lowest west and south coordinates and highest elevation

*The Block Model was rotated 45 degrees

Block Model Grade Estimation

Gold and Silver metal grades were interpolated into the percentage block model using an inverse-distance-cubed (ID3) algorithm.  Search dimensions were based on variogram models for each area and mineral type.  Grades were estimated in two passes.  The first estimation run was done using the variogram range as the search distance; the second run employed search distances 2 x the variogram range.   Search dimensions and attitudes are summarized on Table 14.32.

Table 14.32: Guadalupe - Search Dimensions and Attitudes

QVBX1 - Au	61º azm, -53º	151º azm, 0º	241º azm, -37º	QVBX1 Ag	61º azm, -53º	151º azm, 0º	241º azm, -37º
Search1	52m	52m	9m	Search1	60m	80m	9m
Search2	104m	104m	15m	Search2	120m	116m	15m
7 g/t Au	26m	26m	4.5m	500 g/t Ag	30m	40m	6m

QVBX2 Au	35º azm, -58º	125º azm, 0º	305º azm, -32º	QVBX2 Ag	35º azm, -58º	125º azm, 0º	305º azm, -32º
Search1	52m	45m	9m	Search1	60m	45m	18m
Search2	104m	90m	15m	Search2	120m	90m	24m
5.5 g/t Au	21m	12m	3m	500 g/t Ag	40m	30m	6m

HWSTOCK Au	61º azm, -53º	151º azm, 0º	241º azm, -37º	HWSTOCK Ag	61º azm, -53º	151º azm, 0º	241º azm, -37º
Search1	41m	56m	9m	Search1	60m	60m	7.5m
Search2	82m	112m	15m	Search2	120m	120m	15m
4.5 g/t Au	12m	12m	6m	250 g/t Ag	30m	30m	7.5m

MIDSTOCK Au	61º azm, -53º	151º azm, 0º	241º azm, -37º	MIDSTOCK Ag	61º azm, -53º	151º azm, 0º	241º azm, -37º
Search1	50m	100m	27m	Search1	70m	35m	16m
Search2	100m	200m	21m	Search2	140m	70m	21m
3 g/t Au	30m	30m	9m	350 g/t Ag	21m	21m	6m

FWSTOCK Au	35º azm, -58º	125º azm, 0º	305º azm, -32º	FWSTOCK Ag	35º azm, -58º	125º azm, 0º	305º azm, -32º
Search1	55m	36m	24m	Search1	60m	36m	16m
Search2	110m	72m	24m	Search2	120m	72m	24m
2 g/t Au	30m	27m	9m	150 g/t Ag	30m	27m	9m

These search distances were used in all project areas; the search attitudes in the other project areas were changed to the major vein/structure attitudes summarized in Table 14.29.

The search was ellipsoidal-octant using a minimum of 1 informed octant and a maximum of 6 composites per octant.  An octant search was used to help “decluster” the estimates.   In addition to the octant search, a high-grade restricted search was employed to honor the decrease in continuity with increasing grade.  The restricted search levels were selected from the log-probability plot where there was an obvious high-grade population.  Restricted search distances were based on the indicator variogram model at the selected grade level by mineral type.  The restricted grades levels and search distances are also summarized on Table 14.32.

A minimum of 3 composites and a maximum of 24 composites were used for an estimate with no more than 3 composites from any one drill hole.  Boundary conditions between the mineral types were kept hard, allowing only those composites within the corresponding mineral type to estimate grade.

14.2.6 Block Model Validation

Visual and statistical validation methods were used to evaluate the quality of the grade models for Guadalupe.

Visual Validation

A visual inspection of the block model in vertical section was the first validation method used. Blocks, drill holes and composites were shown on the section and reviewed for how well blocks matched the composite and assay data; and range of influence of high grades.  Possible issues with domain coding of composites can be seen this way as well.  Figure 14.14 is an example of a vertical section (section 1170) showing the Master1 vein surrounded by the Stockwork domain with blocks and composites colored by silver grade.  Figure 14.15 shows the same section colored by gold grade. The block grade estimates honor the composites and the anisotropy observed in the deposit. There were no observable high-grade over-projections, and blocks showed good local variability and trend orientations in agreement with what one would expect based on geology. Overall the model was found to be consistent with drill hole and composite information.  The review did encounter two miscoded composites. Coeur Technical Services reviewed the data in area surrounding the errors and concludes that these errors are not significant and do not materially affect the YE2011 Mineral Resources and Reserve.  However, Coeur Technical Services has made a note of the errors, which will be corrected in the next update of the Guadalupe resource model.

Figure 14.14: Ag Consolidated Block Model Grades vs. Ag Composites

780700.0 E
3027800.0 N
TGDH_384
Ag Color Key
>= Lower Bound | < Upper Bound | Col
0.00100 | 45.00000
60.00000 | 90.00000
90.00000 | 200.00000
200.00000 | 400.00000
400.00000 | 9,999.00000
45.00000 | 60.00000
TGDH_245
TGDH_257
TGDH_117

Figure 14.15: Au Consolidated Block Grades vs. Au Composites

760700.0 E
3027900.0 N
TGDH_384
TGDH_245
TGDH_257
TGDH_117
Au Color Key
>= Lower Bound
< Upper Bound
0.00100 0.40000
0.40000 1.00000
1.00000 2.00000
2.00000 3.00000
3.00000 4.00000
4.00000 99,999,999.00000

Grade Trend / Swath Plots

Grade trend or Swath plots were prepared comparing capped composites to the consolidated Au and Ag models, taking into account Measured and Indicated category blocks only.  Three sets were done- Vein, Stockwork, and Vein+Stockwork combined.  Figure 14.16 shows the swath plots for the vein mineral type.

Figure 14.16: Guadalupe YE2011 Vein Domains - Swath Plots — MI Blocks

Overall, gold and silver grades in the vein domain tracked well with composite grades.  Smoothing is at a level expected when comparing a consolidated model.  The Qualified Person believes the swath plots show no significant issues with the model.  There was some smearing of higher grades in the lower elevations of the model where data was scarce.  This area was checked visually and quantitatively and shown to have no significant effect on the Mineral Resources and Reserves.

Grade Model and Composite Comparisons

Other checks on the grade models were simple statistical comparisons of the estimated grade models with the composites and declustered composites to check for global and local bias.

The first comparison was between the estimated grades models and declustered composite statistics. A simple cell declustering method was used with a 50m cell size (utility program DECLUS from GSLIB v2.). Estimated grades and declustered composite grade statistics for the Guadalupe Project are summarized in Table 14.33.

Table 14.33: Block Grades, Mean Composite Grades (XVAL) and Declustered Composite
Grades (DECLUS): Gold and Silver Statistics (blocks within 50m of composites)

		AUID g/t		AUXVAL g/t		AUDECLUS g/t
MinType	MinCode	N	Mean	N	Mean	N	Mean
QVBX1	100	196903	1.21	1257	1.41	2011	1.31
QVBX2	101	57256	1.88	335	2.07	529	1.9
QVBX3	102	2433	2.06	14	3.54	19	2.45
HWSTOCK	200	212896	0.17	1529	0.17	2595	0.18
MIDSTOCK	201	381964	0.37	2500	0.37	4276	0.36
FWSTOCK	202	84207	0.43	552	0.44	961	0.42

		AGID g/t		AGXVAL g/t		AGDECLUS g/t
MinType	MinCode	N	Mean	N	Mean	N	Mean
QVBX1	100	197561	111	1257	118.3	2011	108.3
QVBX2	101	57568	110.09	335	118.24	529	110.94
QVBX3	102	2471	150.4	14	215.1	19	157.35
HWSTOCK	200	213277	21.7	1529	22.4	2595	21.1
MIDSTOCK	201	381951	28.9	2500	30.5	4276	27.2
FWSTOCK	AGID	84207	17.66	552	18.13	961	18.06

These statistics show satisfactory agreement between the grade models and declustered composites; there is no indication of significant global bias.

14.2.7 Classification Scheme

Polylines were constructed manually on inclined sections delineating areas of continuity based on drill hole distance within the vein domains.  Measured category was assigned to areas where the average drill hole spacing was about 20m to less than 35m and a minimum of two drill holes used in the grade estimate.  The current Measured category blocks are at an average distance of 12m from the nearest composite sample (45 m maximum), have an average of 4 octants informed for the estimates and were informed by an average of 8 drill holes.  Indicated Resources were selected from areas with average drill hole spacing of 35m to less than 80m.  Indicated Resources were further defined by distance to the nearest composite sample of less than approximately 65m and a minimum of two drill holes used in the grade estimate.  The current Indicated category blocks are at an average of 18m from the nearest drill hole (102 m maximum), have an average of 4 octants informed for the estimates and were informed by an average of 8 drill holes.

Following the completion of the silver and gold estimations and classification of blocks, the 3m x 3m x 3m consolidated block model was passed to Coeur Technical Services engineers for Mineral Reserve definition work.  No volume-variance adjustments were made to the block models.

14.2.8 Statement of Mineral Resources Guadalupe Deposit

The Guadalupe Resources conform to the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), November, 2010, and meet the criteria of those definitions. The Qualified Person for this Technical Report believes the methods employed were appropriate and that the resultant Mineral Resources are compliant with CIM NI43-101 standards.

The Mineral Resources for the Guadalupe deposit, effective January 1, 2012, were calculated using a cut-off grade which used metals prices of $1,500/oz Au and $30.00/oz Ag in conjunction with cost and recovery assumptions based on operating experience at Palmarejo (see Section 21).  The Mineral Resource cutoff grade for Guadalupe using these criteria was 1.98 g/t AuEq and the resultant Mineral Resources are summarized in metric units in Tables 14.34 and 14.35.

Table 14.34: Guadalupe Deposit Mineral Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	737,400	2.08	193.6	49,430	4,591,070
Indicated	6,852,800	1.76	144.0	388,350	31,720,430
Meas. and Ind.	7,590,200	1.79	148.8	437,780	36,311,500
Inferred	5,048,600	1.63	115.2	264,490	18,706,000

Total Mineral Resource includes Proven and Probable Reserves

Metals prices used were $1,500/oz Au and $30.00/oz Ag.

Cut-off grade for resource was 1.98 g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t / 58.18)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Table 14.35: Guadalupe Deposit Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	111,300	1.25	140.3	4,480	501,980
Indicated	2,263,600	1.34	108.4	97,370	7,886,410
Meas. and Ind.	2,374,900	1.33	109.9	101,850	8,388,390
Inferred	4,796,100	1.72	121.3	264,490	18,706,000

Mineral Resources are in addition to Reserves and have not demonstrated economic viability

Metals prices used were $1,500/oz Au and $30.00/oz Ag.

Cut-off grade for resource was 1.98 g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t / 58.18)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

Some Inferred material was included in the Mineral Reserve at 0 g/t Au and Ag as internal dilution (see Section 15).

14.3 Mineral Resource Estimation Methodology La Patria

14.3.1 Data

Gold and silver mineralization at La Patria was originally modeled by MDA in September 2007 using data generated by Planet Gold through late September 2006 including geologic mapping and RC and core drilling results.  Aerial photography was used to create a topographic model with two-meter contours.  These data were incorporated into a digital database, and all subsequent modeling of the La Patria Resource was created using Surpac® mining software.

The Patria drill hole database used for the model update contained a total of 174 holes at the cutoff date.  The total drilled length for these holes is 35,380.2m; the total sampled length is 21,564.0 m. In addition to the drill holes, the database contains 825.6 meters of surface trenching in 38 trenches and 168.6 meters of underground channel sampling in 16 sample strings.  The trench and channel sample data were used for modeling mineralization but not in grade estimation.  The Resource database is summarized in Table 14.36.  No drilling was performed at La Patria from 2007 to the end of 2010. Drilling resumed in 2011.  The cutoff date for drilling included in the resource model was September 19, 2011.

Table 14.36: Coeur Mexicana La Patria Drill-Hole Database

Summary- Data Included in Resource Estimate

	RC		Core	Total
No. Sampled Holes in Resource Database	80	*	94	174
Drilled Meters	14,014		21,366	35,380
Sampled Meters	13,852		7,694	21,546
No. Samples in Resource DB	9,090		7,129	16,219

*13 RC holes do not have downhole surveys

In the better drilled portions of the La Patria structure, the drill hole spacing averages between 40m and 50m.

14.3.2 Material Density

Planet Gold personnel performed dry bulk specific-gravity measurements using standard water-immersion methods on four dried and waxed whole-core samples of mineralized units (Table 14.37).

Table 14.37: La Patria — Specific - Gravity Statistics: Mineralized Core Samples

Mean	2.41
Median	2.42
Std Dev	0.08
CV	0.03
Min	2.30
Max	2.50
Count	4

A density of 2.40 g/m3 was assigned to the modeled mineralization.  Additional density measurements exist for the La Patria and will be incorporated into subsequent resource model updates.

14.3.3 Geological Model

Gold and silver mineralization at La Patria occurs in northwest-trending quartz ± carbonate breccia veins enveloped by variably developed quartz hydrothermal breccias. These mineralized structures dip 45-50° to the northeast and are accompanied by associated quartz-stockwork zones. The breccia veins range in thickness from less than a meter up to 15 meters in true width. Several hanging-wall splays occur within the upper 100m of the system, and these merge with the principal structure at depth. Quartz-stockwork zones are typically developed in the hanging-wall blocks, whereas narrow veins are hosted in the footwall block. La Patria appears to represent a partially preserved epithermal system that is more deeply eroded than Guadalupe.

The La Patria mineralization was modeled on cross sections, which were used to code the block model directly; no plan interpretations were completed. Gold and silver were modeled and estimated independently. Gold was modeled first, as it dominates the La Patria mineralization, and silver was then modeled using the gold interpretations as a guide.

Void Model

Planet Gold also created a model of the La Patria mine workings located within the La Patria Resource model.  Historic data, as well as visual inspection of accessible portions of the workings, suggest that the La Patria mine consisted of three levels. Accessible portions of the lowermost level have been surveyed by Planet Gold, and these data have been combined with historic maps to create the three-dimensional computer model.  This model was used to remove already mined tonnes and grade from the La Patria Resource herein.

Determination of Mineral-Type Domains

Vertical sections oriented perpendicular to the strike of the main structure were generated on 40m intervals across the La Patria deposit. The topographic profile and drill-hole traces were placed on the sections, with silver and gold assays colored by the grade population ranges, as well as lithology and alteration codes. These vertical sections were then interpreted by Senior Geologists at Coeur Mexicana Exploration and Coeur d’Alene Mining Corporation Technical Services.  This interpretation process utilized core photos and drill logs.  Vein and stockwork mineral domains were interpreted and digitized on section.  The mineral control model consisted of 5 mineral-type domains: vein or quartz breccia, hanging wall and footwall stock work, and hanging wall and footwall mineralized material.  Mineralized material is essentially a weak stockwork/stringer vein domain with low grade gold and silver mineralization.

Once the sectional interpretations were completed the individual vertical sections were used to create wireframes (domain solids) in Gems™ using 3D rings and tie lines.  3D rings or tie lines were snapped to assay intervals to ensure inclusion of the correct intervals in the domain solids.  Axis lines were completed on plan views at 20m intervals to check the vertical section interpretation and to use for division of stockwork zones into foot wall (FW) and hanging wall (HW) domains.

Codes assigned to each mineral-type domain are shown in Table 14.38 below.

Table 14.38: La Patria — Mineral Type Domain Coding

Domain	Code	Definition
QVBX	100	Main La Patria Vein and Splays
FWSTK	200	Footwall Stockwork
HWSTK	250	Hangingwall Stockwork
FWMIN	300	Footwall Mineralized Material
HWMIN	350	Hangingwall Mineralized Material
HOST	10	Unmineralized Wallrock
VOID	20	Historic Mining Voids

In addition to the mineral-type model, structural domains were defined based on the dominant orientation of the La Patria vein structure.  A plan map showing the vein model and structural domains is shown on Figure 14.17.

Figure 14.17: La Patria — Structural Domain Areas, Vein Model

(10m topographic contours, mineral-type interpretation at 1260m elev.)

3027000 N
758500 E
759000 E
759500 E
760000 E
La Patria Norte
(-51, 34)
3026500 N
La Patria Main
(-44, 66)
La Patria Vein
3026000 N
La Patria Sur
(-44, 66)
3025500 N
1260m Level
3025000 N

17.3.4 Exploratory Data Analysis (EDA)

Validated domain solids were used to code the original sample intervals with mineral-type domain codes.  Sample statistics were calculated for each metal and mineral-type.  Table 14.39 shows the sample assay statistics for gold and silver by mineral type.

Table 14.39: La Patria - Sample Statistics by Mineral Type

Min Type	Code	Metal	N	Mean	Std.Dev.	C.V.	Max	Q75	Med	Q25	Min
QVBX	100	Au_ppm	678	2.26	6.41	2.8	123	2.173	0.8	0.289	0.024
QVBX	100	Ag_ppm	678	56.24	139.34	2.5	1895	53.81	14	5	2.5
FWSTK	200	Au_ppm	835	0.61	1.61	2.7	42.9	0.61	0.26	0.086	0.006
FWSTK	200	Ag_ppm	835	13.27	32.36	2.4	606	10	2.5	2.5	2.5
HWSTK	250	Au_ppm	1848	0.73	1.62	2.2	36.4	0.72	0.35	0.14	0.001
HWSTK	250	Ag_ppm	1848	14.59	59.04	4.1	2280	10	2.5	2.5	2.5
FWMIN	300	Au_ppm	1223	0.15	0.26	1.7	4.84	0.18	0.07	0.025	0.001
FWMIN	300	Ag_ppm	1223	3.78	4.56	1.2	58	2.5	2.5	2.5	2.5
HWMIN	350	Au_ppm	3731	0.23	1.37	6	69.3	0.21	0.06	0.025	0.001
HWMIN	350	Ag_ppm	3731	4.98	14.36	2.9	523	2.5	2.5	2.5	2.5
HOST	10	Au_ppm	7822	0.09	0.42	4.8	40.7	0.025	0.025	0.025	0.001
HOST	10	Ag_ppm	7822	3.39	7.54	2.2	527	2.5	2.5	2.5	2.5

High Grade Trimming

Each mineral domain shows anomalous samples at the upper end of the distributions.  To limit the over-extrapolation of these samples on grade estimates; high grade trimming levels were established. Statistics for each mineral type were examined and trimming levels were selected based on obvious discontinuities in the upper portions of the log-probability plots.  Table 14.40 summarizes the trimming levels selected for each metal.

Table 14.40: La Patria - Trimming Levels by Mineral Type

		Au		Ag
Min Type	Min Code	Level g/t	N trim / total samples	Level g/t	N trim / total samples
QVBX	100	24	3 / 679	600	6 / 679
FWSTOCK	200	9	5 / 834	124	9 / 834
HWSTOCK	250	12	9 / 1848	380	2 / 1848
FWMIN	300	2	2 / 1221	45	3 / 1221
HWMN	350	5	8 / 3725	150	6 / 3725

Statistical summaries for the trimmed samples are presented in Table 14.41.

Table 14.41: La Patria — Trimmed Sample Statistics by Mineral Type

Min Type	Code	Metal	N	Mean	Std.Dev.	C.V.	Max	Q75	Med	Q25	Min
QVBX	100	AuCut_ppm	678	2.03	3.31	1.6	24	2.173	0.8	0.289	0.024
QVBX	100	AgCut_ppm	678	50.86	93.9	1.9	600	53.81	14	5	2.5
FWSTK	200	AuCut_ppm	835	0.57	1.04	1.8	9	0.61	0.26	0.086	0.006
FWSTK	200	AgCut_ppm	835	11.85	21.04	1.8	124	10	2.5	2.5	2.5
HWSTK	250	AuCut_ppm	1848	0.7	1.25	1.8	12	0.72	0.35	0.14	0.001
HWSTK	250	AgCut_ppm	1848	13.47	31.58	2.3	380	10	2.5	2.5	2.5
FWMIN	300	AuCut_ppm	1223	0.15	0.22	1.5	2	0.18	0.07	0.025	0.001
FWMIN	300	AgCut_ppm	1223	3.77	4.41	1.2	45	2.5	2.5	2.5	2.5
HWMIN	350	AuCut_ppm	3731	0.2	0.42	2.1	5	0.21	0.06	0.025	0.001
HWMIN	350	AgCut_ppm	3731	4.81	10.47	2.2	150	2.5	2.5	2.5	2.5
HOST	10	AuCut_ppm	7822	0.09	0.42	4.8	40.7	0.025	0.025	0.025	0.001
HOST	10	AgCut_ppm	7822	3.39	7.54	2.2	527	2.5	2.5	2.5	2.5

Drill Hole Compositing

Drill hole samples were composited to 1.52 m after high-grade trimming; this length was selected to match the original sample length of the reverse-circulation drill holes.  Unsampled core intervals within the model solids were assigned a 0.001 g/t Au and 0.01 g/t Ag default composite grade.  Composites were tagged with the majority mineral-type code from the samples and checked on screen.  Composite statistics are summarized below in Figure 14.18.

Figure 14.18: La Patria — Composite Statistics by Mineral Type

La Patria - AuCut_ppm Composite Statistics by Mineral Type

fwmin
fwstk
qvbx
hwstk
hwmin
host
10.0
1.0
0.1
0.01
0.001

	fwmin	fwstk	qvbx	hwstk	hwmin	host	
Number of data	1407	632	512	1599	4731	7208	Number of data
Mean	0.12	0.451	2.145	0.655	0.135	0.087	Mean
Std. Dev.	0.196	0.632	2.776	1.045	0.291	0.303	Std. Dev.
Coef. of Var.	1.635	1.401	1.295	1.596	2.155	3.484	Coef. of Var.
Maximum	1.989	7.302	17.738	10.839	5.0	15.89	Maximum
Upper quartile	0.155	0.57	2.711	0.707	0.146	0.05	Upper quartile
Median	0.036	0.276	1.053	0.36	0.025	0.025	Median
Lower quartile	0.025	0.103	0.422	0.138	0.001	0.025	Lower quartile
Minimum	0.001	0.001	0.001	0.001	0.001	0.001	Minimum

La Patria - AgCut_ppm Composite Statistics by Mineral Type

fwmin
fwstk
qvbx
hwstk
hwmin
host
1000.0
100.0
10.0
1.0

	fwmin	fwstk	qvbx	hwstk	hwmin	host	
Number of data	1407	632	512	1599	4731	7208	Number of data
Mean	3.093	9.296	54.623	12.237	3.227	3.415	Mean
Std. Dev.	4.049	13.795	83.65	25.455	6.532	5.996	Std. Dev.
Coef. of Var.	1.309	1.484	1.531	2.08	2.024	1.756	Coef. of Var.
Maximum	44.26	122.91	588.95	323.0	132.75	202.97	Maximum
Upper quartile	2.5	9.53	65.315	9.416	2.5	2.5	Upper quartile
Median	2.5	4.065	20.88	4.14	2.5	2.5	Median
Lower quartile	2.5	2.5	6.62	2.5	0.01	2.5	Lower quartile
Minimum	0.01	0.01	0.01	0.01	0.01	2.5	Minimum

Spatial Correlation Studies - Variography

Spatial correlation studies for the project began with visualizing the composite data along with the mineral type models to identify the main directions of continuity in each area along the main La Patria structure.  Main structural attitudes summarized in Table 14.42.

Table 14.42: La Patria - Vein/Structure Orientations by Area

(dip, dip direction format)

/Area		North		Main/South
ROCKCODE	MINCODE	Dip	Dip Azm	Dip	Dip Azm

QVBX	100	-51	34	-44	66
FWSTOCK	200	-51	34	-44	66
HWSTOCK	250	-51	34	-44	66
FWMIN	300	-51	34	-44	66
HWMIN	350	-51	34	-44	66

Once the main axes were identified, correlograms were calculated along the selected axes and the orthogonal directions for establishing the ranges in each direction and the anisotropy ratios for each domain.  Down-hole correlograms were calculated and modeled to establish the nugget effect and to view the ranges of continuity along the drill strings which are nearly orthogonal to the vein structures.  Experimental correlogram models by metal for the vein domain at the La Patria area are summarized in Table 14.43.

Table 14.43: La Patria — Spherical Correlogram Models: Vein/Quartz Breccia Material

Au CORR		Major (m)	Int. (m)	Minor (m)
Co	C1/C2	66º azm, -44º	156º azm, 0º	246º azm, -46º
0.2	0.35	21.0	21.0	3.0
	0.45	85.0	45.0	9.0

Ag CORR		Major (m)	Int. (m)	Minor (m)
Co	C1/C2	66º azm, -44º	156º azm, 0º	246º azm, -46º
0.1	0.36	30.0	21.0	3.0
	0.54	112.0	50.0	9.0

Visualization and variography shows that the continuity is in the down-dip direction with no obvious rake to the better grade shoots.

14.3.5 Block Model Estimation Methodology La Patria

A percentage block model was created to cover the modeled area and encapsulate all domains in the La Patria mineral-type model.

Table 14.44: La Patria - Block Model Geometry

Axis	Origin**	Block Size (m)	Model Extent (m)	No. Blocks
X	759,450	3	630	210
Y	3,024935	12	1920	160
Z	1,480	3	630	210

*Origin is defined at the top corner of the block located at the lowest west and south coordinates and highest elevation

*The block model was rotated 25 degrees

Gold and silver metal grades were interpolated into the percentage block model using an inverse-distance-cubed (ID3) algorithm.  Metal grades were estimated in one pass.  Search dimensions were based on variogram models for the vein mineral type; the search was 124m x 68m x 12m (down-dip, along strike, normal to plane).  The search distances correspond to approximately 1.5 x the gold variogram ranges.  Search directions were modified by project area as summarized in Table 14.43.

The search was ellipsoidal-octant using a minimum of 1 informed octant and a maximum of 6 composites per octant.  An octant search was used to help “decluster” the estimates.  A minimum of 3 composites and a maximum of 18 composites were used for an estimate with no more than 3 composites from any one drill hole.  Boundary conditions between the mineral types were kept hard, allowing only those composites within the corresponding mineral type to estimate grade.

14.3.6 Block Model Validation

Metal models were checked visually on screen in section and plan with the composites used.  There are no obvious discrepancies within the vein domain.  There are; however, local areas within the hanging wall stockwork domain that may be overestimated given the lack of detail constraints on some higher grade intercepts.  Inclined long-sections with the estimated gold and silver models are shown on Figure 14.19 and Figure 14.20.

Figure 14.19: La Patria — Inclined Long Section — Gold Model and Composites

(looking southwest)

Figure 14.20: La Patria — Inclined Long Section — Silver Model and Composites

(looking southwest)

Statistical checks on the models were simple comparisons between the inverse-distance models, interpolated nearest-neighbor models (NN), and declustered composite grades by mineral type (DECLUS).  Composites were declustered using a 40m cell.  Block model statistics are summarized on Table 14.45.

Table 14.45: La Patria — Block Model Statistics

		AUID g/t		AUNN g/t		AUDECLUS g/t
Min Type	Min Code	N	Mean	N	Mean	N	Mean
QVBX	100	31406	1.76	31406	1.71	512	1.76
FWSTK	200	36832	0.41	36832	0.42	632	0.39
HWSTK	250	67786	0.56	67786	0.56	1599	0.63
FWMIN	300	68125	0.13	68125	0.13	1407	0.1
HWMIN	350	224207	0.17	224207	0.17	4731	0.14

		AGID g/t		AGNN g/t		AGDECLUS g/t
Min Type	Min Code	N	Mean	N	Mean	N	Mean
QVBX	100	31406	38.9	31406	35.3	512	39.8
FWSTK	200	36832	7.9	36832	7.7	632	7.5
HWSTK	250	67786	9.9	67786	9.6	1599	10.8
FWMIN	300	68125	3	68125	3	1407	2.7
HWMIN	350	224207	3.3	224207	3.3	4731	2.8

Block model statistics show that the La Patria model is globally unbiased.  There appears to be some slight overestimation in the Mineralized Material domain in both the hanging wall and footwall.  For these two domains, there were many composites in unsampled intervals of core that were given a default of 0.001 g/t gold and 0.01 g/t silver (255 composites in the footwall and 1428 composites in the hanging wall).  These extra composites are overly influencing the composite statistics; no significant overestimation of grade is expected in the Mineralized Material domain.

14.3.7 Resource Classification

The entire resource at La Patria was classified as inferred.

14.3.8 Statement of Mineral Resources La Patria

The Mineral Resources for the La Patria deposit are summarized in Table 14.46.  These Mineral Resources are based on a gold equivalent cutoff of 1.12 g/t based on an open pit mining scenario using metal prices of US$1,500/oz for gold, and US$30.00/oz for silver.

Table 14.46: La Patria - Deposit Mineral Resources

No Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	0	0	0	0	0
Indicated	0	0	0	0	0
Meas. and Ind.	0	0	0	0	0
Inferred	5,177,000	1.90	39.6	316,400	6,585,800

Mineral Resources have not demonstrated economic viability

Metals prices used were $1,500/oz Au and $30.00/oz Ag.

Cut-off grade for resource was 1.12 g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t / 58.18)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

14.4 Summary of Mineral Resources Palmarejo District

The following tables present the total of all Mineral Resources defined for the Palmarejo District deposits (including the Palmarejo Mine area, Guadalupe and La Patria).  Mineral Resources for each deposit are discussed in greater detail previously in this section, and are presented here together as a summary.

Table 14.47 shows the Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits).

Table 14.47: Total Palmarejo District Mineral Resource Inclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	6,023,500	2.19	173.9	423,210	33,684,690
Indicated	8,936,300	1.63	139.7	469,450	40,126,170
Meas. and Ind.	14,959,800	1.86	153.5	892,660	73,810,860
Inferred	10,993,800	1.74	79.7	614,710	28,159,210

Total Mineral Resource includes Proven and Probable Reserves

Cut-off grade for Palmarejo deposit: open pit 1.03 g/tAuEq, underground 1.92 g/tAuEq

Cut-off grade for Guadalupe deposit: underground only 1.98 g/tAuEq

Cut-off grade for La Patria deposit 1.12 g/tAuEq

Table 14.48 shows the remaining Mineral Resource for the Palmarejo District (including the Palmarejo, Guadalupe and La Patria deposits) exclusive of the Mineral Reserves, and although stated with consideration given to economics, Coeur emphasizes that these Mineral Resources have not demonstrated economic viability.

Table 14.48: Total Palmarejo District Mineral Resource Exclusive of Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Measured	1,626,500	1.78	145.2	93,260	7,593,880
Indicated	2,965,200	1.17	98.6	111,270	9,398,900
Meas. and Ind.	4,591,700	1.39	115.1	204,530	16,992,780
Inferred	10,571,400	1.80	82.2	611,660	27,928,190

Mineral Resources are in addition to Mineral Reserves and have not demonstrated economic viability

Cut-off grade for Palmarejo deposit: open pit 1.03 g/tAuEq, underground 1.92 g/tAuEq

Cut-off grade for Guadalupe deposit: underground only 1.98 g/tAuEq

Cut-off grade for La Patria deposit 1.12 g/tAuEq

SECTION 15 — MINERAL RESERVE ESTIMATES

Currently Mineral Reserves exist for the Palmarejo and Guadalupe deposits.

15.1 Palmarejo Deposit Mineral Reserves

The Proven and Probable Mineral Reserves, effective January 1, 2012, for the Palmarejo Area are based on Measured and Indicated Mineral Resources only (Table 15.1)_.  Open pit Mineral Reserves are based on an updated year-end 2011 block model as well as current surface mine designs (design criteria and basis for which are available in Section 16 of this report).  Underground Mineral Reserves are based on the year-end 2010 block model as well as updated underground mine designs.  Production schedules and economic analyses have been performed which show the economic viability of the Mineral Reserves reported herein (see Sections 16, 21, and 22).  Reserve cutoffs are based on current operating costs, metals recoveries, (see Section 21) and approximate 3-year trailing average metals prices of $1,220 per ounce Au and $23.00 per ounce Ag.  Reserve estimates were obtained by applying a 1.26 g/t AuEq (gold equivalent, see Section 15.4) cutoff to Measured and Indicated Resource blocks within the ultimate pit and a 2.36 g/t AuEq cutoff against fully diluted underground stopes (for explanation of cutoff grades used, see Section 21).

Table 15.1: Proven and Probable Mineral Reserves — Palmarejo Deposit

			Average Grade (g/t)		Contained Ounces
Reserve	Category	Tonnes	Au	Ag	Au	Ag
Open Pit	Proven	1,941,700	1.10	150.2	68,400	9,375,750
	Probable	847,400	0.89	122.4	24,340	3,335,990

Underground	Proven	1,804,400	3.71	215.1	215,360	12,478,880
	Probable	704,300	1.89	157.1	42,860	3,557,270

Stockpile	Proven	24,700	1.55	185.0	1,230	147,090

Total	Proven	3,770,800	2.35	181.5	284,990	22,001,720
	Probable	1,551,700	1.35	138.2	67,200	6,893,260
	Proven and Probable	5,322,500	2.06	168.9	352,190	28,894,980

Metal prices used were $1,220 US per Au ounce, $23.00 US per Ag ounce

Cutoff grade for reserve: open pit 1.26 g/t AuEq, underground 2.36 g/t AuEq [(Au Eq = Au g/t + (Ag g/t / 61.72)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

15.1.1 Palmarejo Underground Reserve Methodology

Stopes were designed in detail to create mineable shapes which would include necessary dilution.  These detailed stope designs were used to determine tonnage and diluted grades.  Any unclassified or inferred material within the stope solids was treated as internal waste at 0 g/t Au and Ag grade.  No further ore loss or dilution from over break at the walls was taken into account because of the level of detail at which the stopes were designed.

After stope design was complete, sub-economic stopes (stopes whose average grade was less than 2.36 g/t AuEq) were eliminated.  The nature of eliminating stopes created a loss of potential ore associated with waste on the outer edge of the deposit.

15.1.2 Palmarejo Open Pit Reserve Methodology

Open pit Mineral Reserves have been defined by first generating a detailed pit design based on an optimized shell produced in Gemcom Whittle™ software, determining ore and waste by applying a cutoff grade, and then creating a production schedule that supplies ore to the mill.  Life-of-mine economic and design parameters are discussed in Section 16 of this report.

Dilution and Mining Loss

Before generating the optimized shell, the resource model was block diluted to 5m x 5m x 7.5m to incorporate dilution along the edges of the mineralized structures. Ore control practices at Palmarejo allow for reasonable selectivity with relationship to the block size.  The block dilution described above is appropriate for a statement of reserves without additional factors.  Thus, no additional dilution factors have been used.

15.2 Guadalupe Deposit Mineral Reserves

The Mineral Reserves for Guadalupe, effective January 1, 2012, are shown below (Table 15.2).  Mineral Reserves were calculated using metals prices of $1,220/oz Au and $23.00/oz Ag in conjunction with operating cost and recovery assumptions (see Section 21). The Mineral Reserve cutoff grade for Guadalupe using these criteria was 2.43 g/t AuEq for underground mining (there are no open pit reserves at Guadalupe at this time).  For explanation of cutoff grades used, see Section 21.

Table 15.2: Guadalupe Deposit Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	688,800	2.03	184.7	44,950	4,089,090
Probable	5,325,900	1.70	139.2	290,980	23,834,010
Proven and Probable	6,014,700	1.74	144.4	335,930	27,923,100

Metals prices used were $1,220/oz Au and $23.00/oz Ag.

Cutoff grade for reserve was 2.43 g/t Au Equivalent [(Au Eq = Au g/t + (Ag g/t / 61.72)]

AuEq factor based on [($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]

15.2.1 Guadalupe Mineral Reserve Methodology

Stope Design

Stopes were designed using the year-end 2011 resource block model based on the reserve cutoff grade of 2.43 g/t AuEq to create orebody solids.  The solids were cut according to additional parameters similar to those used for the Palmarejo underground.

Dilution and Mining Losses

Any unclassified or inferred material within the stope solids was treated as internal dilution tonnes, with a grade of 0.0 grams per tonne Au and Ag.  An additional 10% dilution at 0.0 grams per tonne Au and Ag was applied to all the design stope shapes.  The stope shapes were then given a pass/fail status based on the 2.43 g/t AuEq cutoff.

Undiluted passing stopes were given 10% dilution at grades of 0.62 g/t gold and 53.97 g/t silver.  Dilution grades were determined by expanding the uncut orebody solids by 0.5m.  The grade of the material within the expansion area Measured and Indicated blocks was averaged (Inferred material was given a grade of 0.0 g/t).  For purposes of this study no ore-loss was assumed.

15.3 Summary of Mineral Reserves Palmarejo District

The Total Mineral Reserves for the Palmarejo District are stated in Table 15.3 and include the Palmarejo and Guadalupe deposit Mineral Reserves.  The Total Mineral Reserves are based on open pit and underground cut-off grades calculated using operating cost, metals recoveries, and metal prices of US$23.00/ oz silver and US$1,220/ oz gold.  There are no known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo deposit Mineral Reserves.

Table 15.3: Total Palmarejo District Mineral Reserves

		Average Grade (g/t)		Contained Ounces
Category	Tonnes	Au	Ag	Au	Ag
Proven	4,459,600	2.30	182.0	329,950	26,090,800
Probable	6,877,600	1.62	139.0	358,170	30,727,260
Total	11,337,200	1.89	155.9	688,120	56,818,060

Metal prices used were $1,220 US per Au ounce, $23.00 US per Ag ounce

Includes Mineral Reserves for Palmarejo and Guadalupe deposits

15.4 Equivalent Factor

Cutoff grades are based on gold equivalent grade (AuEq).  The gold equivalent factor (multiplier) is calculated as follows:

[($Price Au) / ($Price Ag)] x [(%Recovery Au)/(%Recovery Ag)] x [(%Payable Au)/(%Payable Ag)]=

Example using Reserve metals prices:

[($1,220 oz/Au/($23.00 oz/Ag] x [(93%)/(80%)] x [(99.83%)/(99.73%)]= 61.72

SECTION 16 — MINING METHODS

Starting in 2008, Coeur has mined at Palmarejo by both conventional open pit and longhole underground techniques.  The mining operation at Palmarejo is currently at planned capacity and is expected to continue through 2016, with mining and milling of Guadalupe ore commencing in 2013 and continuing through 2020 as summarized in Table 16.1.

Table 16.1: Remaining Life-of-Mine Production Summary with Development

Palmarejo and Guadalupe Underground and Open Pit Sources

	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Palmarejo Open Pit
Tonnes Ore	1,184,303	781,436	823,339							2,789,078
Au Grade (g/t)	1.03	1.05	1.03							1.03
Ag Grade (g/t)	142.1	142.6	140.5							141.8
Tonnes Waste (Mt)	23,095	17,157	12,823							53,075
Palmarejo Underground
Tonnes Ore	777,538	544,875	561,125	310,500	314,704					2,508,742
Au Grade (g/t)	2.72	4.08	3.49	2.75	2.50					3.16
Ag Grade (g/t)	205.0	213.0	200.8	119.4	210.9					195.9
Development UG (meters)	1,914	3,920	1,300	757	622					8,513
Palmarejo Stockpile
Tonnes Ore									24,729	24,729
Au Grade (g/t)									1.55	1.55
Ag Grade (g/t)									185.0	185.0
Guadalupe Underground
Tonnes Ore		593,689	535,536	795,500	796,296	841,215	799,992	811,233	841,222	6,014,683
Au Grade (g/t)		1.72	1.63	1.91	1.66	1.60	1.71	1.91	1.72	1.74
Ag Grade (g/t)		144.8	148.5	143.2	140.5	145.6	149.7	139.2	145.0	144.4
Development UG (meters)	2,018	6,578	6,459	6,213	5,040	2,150	2,099	2,210	2,155	34,922

The following section describes the mining methods and details the design parameters used to generate the reserve and resource statements in Section 15 and the economic analyses in Section 22 of this report.  The Qualified Person for this Technical Report has reviewed the work contained herein and believes the methods employed were appropriate and compliant with CIM NI 43-101 standards.

16.1 Palmarejo Operations

Operations at Palmarejo consist of mining from both underground and open pit sources and stockpiling the ore on a surface run-of-mine (ROM) pad.  The ore is then blended and fed through the primary crusher at a rate of 6,000 tpd as described in Section 17.

Palmarejo Underground Mining

Underground mining is designed and scheduled based on detailed economic stope designs with dilution and loss assumptions as outlined in Section 15.  The size, shape and steeply dipping nature of the vein structure make the Palmarejo underground deposit most amenable to mechanized conventional longhole stoping in the vein sections narrower than 15 meters and transverse longhole stoping in the areas where the vein exceeds 15 meters.  The mining is accomplished using jumbo drills, jackleg drills, longhole drills, LHD loaders and 30-45 tonne trucks.  Both mining methods require primary and secondary development as outlined in the production schedule in Table 16.1.  The underground longhole mining utilizes cemented rock fill (CRF) from a CRF plant located on the surface for backfilling of primary stopes.  The operational and design criteria and mining equipment used for the Palmarejo mine are summarized below in Table 16.2.

Table 16.2: Palmarejo Underground Mining Methods and Stope Design Parameters

Item	Unit
Conventional Longhole Stope Mining
Vein Width (meters)	5 - 15
Separation Between Levels (meters)	20
Proportion of Underground Mining (%)	45%
Maximum Width (meters)	15
Maximum Stope Length (meters)	80
Minimum Hanging Wall Dip (degrees)	45
Miniumum Footwall Dip (degrees)	50
Production Rate (tonnes/day)	2400
Transverse Longhole Stope Mining
Vein Width (meters)	> 15
Separation Between Levels (meters)	20
Proportion of Underground Mining (%)	55%
Maximum Width of Primary and Secondary Stopes (meters)	8
Minimum Hanging Wall Dip (degrees)	45
Miniumum Footwall Dip (degrees)	50
Maximum Stope Length (meters)	40
Production Rate (tonnes/day)	2400
Access Development - Access Ramps, Haulage Drifts, Stope Access Crosscuts
Drift Dimensions (meters)	5.5 x 5
Maximum Gradient (%)	+/- 15%
Main Level Drift Gradient (%)	3.0%
Underground Production Mining Equipment
4 & 8 CY LHD Loader	11 units
30-45 Tonne Truck	10 units
Long Hole Drill	2 units
Jumbo Drill	5 units
Working Time
Hours/Shift	12
Shifts/Day	2
Days/Week	7

Coeur contracted Golder Associates to complete a geotechnical study for Guadalupe in 2011, which included use of data, and interpretation of previous results, from Palmarejo underground.  The findings indicate Coeur’s current practices for the Palmarejo underground mine are sound, including mining dimensions and operational applications such as bolting types, spacing and patterns.

Palmarejo Open Pit Mining

Surface mining is by conventional drill and blast, truck and shovel operations on 7.5 meter benches.  Mining is conducted by blasthole drills, hydraulic front shovels, front-end loaders and 100-tonne class trucks.  Waste rock from the open pit mine is placed beyond the edges of the open pit boundary, with provision to backfill mined out areas of the pit in future years.  Open pit ore is delivered to the ROM pad for blending with the underground ore prior to crushing.

Open pit reserves have been defined by first calculating an optimized pit with Gemcom’s Whittle™ software using the resource block model constrained by the design parameters outlined in Table 16.3 below, as well as the economic and metal recovery parameters from Section 21.  Dilution and loss assumptions are explained in Section 15.  The ultimate reserve pit is designed from the Whittle™ results modified to allow catch bench design, access of people and equipment and other pertinent considerations that affect mineability.  The production schedule mines the pit in multiple designed phases to facilitate timely waste stripping and ensure consistent ore feed.  A summary of mining and design parameters and equipment is shown in Table 16.3.

Table 16.3: Palmarejo Open Pit Design and Operational Parameters

Item	Unit
Pit Design
Bench Height (meters)	7.5
Footwall Pit Slopes (degrees)	43.8
Footwall Bench Face Angle (degrees)	60
Footwall Catch Bench (meters)	7
Hangingwall Pit Slopes (degrees)	51.3
Hangingwall Bench Face Angle (degrees	75
Hangingwall Catch Bench (meters)	8
Minimum Mining Width (meters)	30
Haul Road Design Width (meters)	25
Haul Road Gradient (%)	12
Ore Production Rate (tonnes/day)	3400
Working Time
Shift Schedule	2-12 hour shifts/day, 7 days/wk.
Days lost for weather, etc. per year	10 days/year
Operating standby time	1.75 hours/shift
Production Equipment
O&K RH120 Hydraulic Front Shovels (units)	2 units
CAT 992G Front-End Loader (units)	2 units
CAT 777G Haul Trucks (units)	14 units
Blasthole Drills	5 units

Coeur updated the waste dump designs in 2011 and a geotechnical study will be conducted to ensure long term stability.  A comprehensive waste placement plan will be completed in 2012.

16.2 Guadalupe Operations

The Guadalupe deposit is located approximately 6 kilometers southeast of the Palmarejo mine site (Figure 7.2) and processing plant and will be operated as a satellite of Palmarejo, which will provide processing, tailings and administrative support for the Guadalupe Mine.  Guadalupe ore will be mined by conventional and transverse longhole underground stoping techniques and trucked to the Palmarejo mill via surface roads.

Underground mining is designed and scheduled based on detailed economic stope designs, dilution and loss assumptions as outlined in Section 15.  The vein structure is most amenable to mechanized conventional longhole stoping in the vein sections narrower than 15 meters and transverse longhole stoping in the areas where the vein exceeds 15 meters.  The mining will be accomplished using jumbo drills, jackleg drills, bolters, longhole drills, LHD loaders and 30-45 tonne trucks. Both mining methods require primary and secondary development as outlined in the production schedule in Table 16.1.  The underground longhole mining will utilize cemented rock fill (CRF) from a CRF plant located on the surface for backfilling of primary stopes.  The parameters, design criteria and mining equipment used for the Guadalupe mine are summarized below in Table 16.4.

Ventilation is planned according to industry standards for the mining method and planned equipment.

Coeur contracted Golder Associates to complete a geotechnical study for Guadalupe in 2011.  The results indicate Guadalupe geotechnical stability to be better overall than at Palmarejo, with some variable conditions encountered in the development areas.  Coeur has implemented Golder’s recommendations into the Guadalupe designs, which include mining dimensions and analyzing operational applications such as bolting types, spacing and patterns.

Necessary infrastructure for Guadalupe not supported by the Palmarejo complex is either planned or in place.  This includes electrical power via a spur line from the Palmarejo feed, compressed air, office and other buildings, etc.  Underground water will be collected in sumps and recycled for use.  Excess water will be clarified and sent to the Palmarejo fresh water dam.

Table 16.4: Guadalupe Underground Mining Methods, Design Parameters and Major Equipment

Item	Unit
Conventional Longhole Stope Mining
Vein Width (meters)	5 - 15
Separation Between Levels (meters)	20
Proportion of Underground Mining (%)	45%
Maximum Width (meters)	15
Maximum Stope Length (meters)	80
Minimum Hanging Wall Dip (degrees)	45
Miniumum Footwall Dip (degrees)	50
Production Rate (tonnes/day)	2400
Transverse Longhole Stope Mining
Vein Width (meters)	> 15
Separation Between Levels (meters)	20
Proportion of Underground Mining (%)	55%
Maximum Width of Primary and Secondary Stopes (meters)	8
Minimum Hanging Wall Dip (degrees)	45
Miniumum Footwall Dip (degrees)	50
Maximum Stope Length (meters)	4
Production Rate (tonnes/day)	2400
Access Development - Access Ramps, Haulage Drifts, Stope Access Crosscuts
Drift Dimensions (meters)	5.5 x 5
Maximum Gradient (%)	+/- 15%
Main Level Drift Gradient (%)	0.50%
Underground Production Mining Equipment
4 & 8 CY LHD Loader	6 units
30-45 Tonne Truck	5 units
Long Hole Drill	2 units
Jumbo Drill	5 units
988-Class Front End Loader - For Ore Haul	1 unit
100-Tonne Haul Truck - For Ore Haul	1 unit
Working Time
Hours/Shift	12
Shifts/Day	2
Days/Week	7

SECTION 17 -  RECOVERY METHODS

17.1 Mineral Processing

The processing plant is located immediately south and overlooking the village of Palmarejo at an elevation of approximately 880 meters. The plant is designed to operate 365 days per year at 91.3 percent availability. In full production the plant design mill throughput is 6,000 tonnes per day of combined underground and open pit ore. The gold and silver are recovered by a sequential process including flotation and leaching onto solution using a cyanide solution and the plant is designed to achieve an overall recovery of approximately 94.0 percent of the gold and 91.0 percent of the silver. Thus, the final valuable product from the plant is called doré.

17.2 Crushing

Ore is delivered from the underground and open pit mining activities either to a Run of Mine (ROM) stockpile located adjacent to the primary crusher area or directly to the primary crusher dump hopper. The dump hopper has a fixed grizzly on top with an approximately opening of 20” and an apron feeder at the discharge. The ROM is fed with a front end loader and oversize is broken with a backhoe fitted with a hammer. The installed jaw crusher is a Nordberg C-140 with an opening of approximately 1.1 m by 1.4 m capable to handle 350 tonne/hr at a 5” CSS (Close Side Setting).

Crushed ore is discharged from the jaw crusher onto a conveyor and delivered to a 1,250 tonnes capacity stockpile. Two variable vibrating feeders reclaim the crushed ore onto a belt conveyor to delivery to the SAG mill for further comminution.

17.3 Grinding

Crushed ore is directly fed to the grinding circuit from the crushed ore stockpile. The grinding circuit consists of a SAG mill and a Ball mill operating in a closed circuit with a battery of cyclones for classification. The cyclone battery consists of nine 80inch Krebs cyclones with an apex opening of 4.25 inches and vortex opening of 6 inches. Cyclone operational pressure is maintained in a range from 14 to 16 psi. The cyclone battery underflow reports to the ball mill to maintain a recirculating load to have a better control on the flotation feed size, while the cyclone overflow reports to flotation.

Both mills are 6.7 m. in dia. and 7.5 m. long. Grinding circuit feed and product is 80% passing sizes of 120,000 micron and 75 micron respectively.

17.4 Flotation

The ball mill cyclone overflows at a nominal 80 percent minus 75 micron in size and pulp density of 30% flows by gravity to the rougher conditioner tank where the slurry is conditioned with Aero 404 and potassium amyl xanthate (PAX). The conditioner tank overflows to feed a bank of six 100 m3 capacity tank cells. Rougher flotation occurs at the first bank of tow tank cells and scavenger flotation occurs sequentially down the bank. Frother and PAX are added to rougher feed and during the scavenging flotation.

Rougher flotation concentrates report to the cleaner concentrate tank and combined with the cleaner concentrate. Scavenger flotation concentrates report to a cleaners conditioning tank for additional reagents adjustment and then flows to the cleaner flotation circuit for final concentration. A bank of five 17 m3 capacity cells is provided for cleaner flotation. The final cleaner concentrate is pumped to the concentrate thickener for dewatering; concentrate thickener overflow reports to the grinding circuit as recycled water. Thickener underflow, at approximately 65% solids is pumped to the concentrate leach circuit for intense cyanide leaching for dissolution of contained gold and silver values. The cleaner concentrate weight recovery is designed at nominal 5%.

Cleaner flotation tailings are recycled to the rougher flotation conditioner tank or alternatively to the 3rd or 5th rougher cell for additional treatment.

Flotation tailings are transferred to the tailings thickener for dewatering, tailings thickener overflow reports to the grinding circuit as recycled water. Thickener underflow, at approximately 60% solids is transferred to the Float Tails CIL (Carbon in Leach) circuit for cyanide leaching and dissolution of residual gold and silver values. Figure 17.1 shows a simplified flotation circuit flow sheet.

Figure 17.1: Palmarejo Flotation Circuit Flow

17.5 Flotation Concentrate Leaching

The concentrate leaching circuit is located in the Leaching/Recovery Area of the mill facilities and is comprised of 4 agitated leach tanks, each with a volume of 200 m3, providing a total leaching time of 48 hours.

Thickened flotation concentrate is pumped to the concentrate leach circuit. The slurry is then diluted to approximately 50 % solids and sodium cyanide solution is added to maintain a concentration of 10 g/l NaCN. The concentrate leach tanks are sparged with oxygen which enables reducing cyanide concentration from 50 g/l to 10 g/lt NaCN with a substantial reduction on the cyanide consumption.

Leached slurry from the concentrate leach circuit is then pumped to a three stages CCD wash circuit to recover the dissolved gold and silver values. Each stage consists of a high torque, 9.0 m diameter thickener and an inter-stage mixing tank to enhance washing efficiency. Pregnant solution containing metal bearing overflows from the first CCD thickener and it is pumped to the pregnant solution tank for subsequent delivery to the electrowinning circuit at the refinery for further treatment. Thickened underflow from the final CCD thickener is pumped to the CIL leach circuit for additional leaching and potential recovery of residual metal values.

17.6 Flotation Tailings Leaching

The tailings leaching circuit is also located in the Leaching/Recovery Area of the mill facilities and is comprised of 1 leach tank and 7 CIL tanks, each tank contains a volume of 2,000 m3, providing an overall retention time of 24 hours.

Thickened flotation tails are pumped to the tailings CIL circuit. The slurry is combined with the concentrate leached residue, the slurry is diluted to approximately 42% solids and sodium cyanide solution, lime slurry and lead nitrate are added along sparged oxygen through the agitator shafts in tanks 1, 2 and 4. Carbon slurry is advanced between the CIL tanks by use of recessed impeller pumps. Loaded carbon is screened from the second tank (first CIL tank) and transferred to the AARL circuit for stripping of the adsorbed gold and silver values. The CIL circuit tailings slurry is transferred to the cyanide detoxification circuit.

17.7 Carbon Desorption

Loaded carbon from the CIL circuit is transferred in an approximately 10.0 tonnes batch to a split AARL (Anglo American Research Laboratory) carbon stripping circuit. The carbon is acid washed in a 22 m3 capacity reinforced plastic tank before elution. Carbon elution is done in a 24 m3 capacity stainless steel elution column. The stripping circuit nominal capacity is two batches per day. The eluted solution from the carbon stripping circuit is pumped into a pregnant solution tank and combined with the concentrate leach solution and then pumped to the electrowinning circuit.

17.8 Carbon Regeneration

Eluted carbon form every elution batch is transferred by eductor to the carbon regeneration kiln feeder bin. The carbon is dewatered in the kiln feed hopper to remove free moisture before regeneration. The dewatered carbon is then fed by a screw feeder into a diesel fired rotary horizontal kiln and regenerated at a temperature range of 650 to 700 oC for a period of time of approximately 20 minutes. The regenerated carbon is discharged to a quench tank via a small vibrating screen; the quenched carbon is then transferred to the last stage of the CIL circuit.

17.9 Electrowinning, Merrill Crowe and Smelting

Pregnant eluted solution from each stripping cycle in the AARL circuit and solution from the flotation concentrate leach CCD first thickener overflow are combined into a pregnant solution tank. The resultant pregnant solution is pumped to one of three batch solution tanks for filling. The second of the batch tanks is circulating solution through the electrowinning powder cells for approximately 6 hours or until the pregnant solution is reduced to approximately 50 ppm Ag. The powder produced during the electrowinning phase is collected in a filter.

The third batch tank is pumped to a Merrill-Crowe system, at a flow rate of 35 m3/hr. of pregnant leach solution. In the Merrill Crowe process, total suspended solids (TSS) are first removed from the pregnant solution in the clarification filters.

The clarified pregnant solution is routed to a deaeration tower to impact a 0.34 m3 bed of high-surface area plastic tower packing. As the solution travels down the packing, dissolved oxygen (DO) is removed from the solution and is routed through the vacuum system piping to the vacuum pump, and then to the atmosphere. The DO is removed to a concentration less than approximately 1 ppm and preferably less than 0.7 ppm. Once the pregnant solution has been clarified and deaerated, it is ready for precious metal precipitation by zinc cementation. The precipitated gold and silver resulting from the zinc cementation reactions are routed to the precipitate filters.  The spent solution is pumped to the CIL circuit and/or the concentrate leach circuit for slurry dilution.

The powder produced by electrowinning and precipitate produced by Merrill Crowe are dried before being smelted in a 600 kg/hr. capacity electric induction furnace and poured into 30 kg dore ingots.

Dore ingots are shipped by armored truck to a refinery.

17.10 Cyanide Detoxification

CIL tailings slurry, at approximately 42 % solids is transferred to a tailings thickener for water and cyanide recovery purposes, prior to delivery to the Cyanide Detoxification circuit. Thickener overflow is recycled back to the leach circuit while the thickened underflow is pumped to two 534 m3 capacity agitated tanks in series.

The CIL tailings detoxification circuit is based on the use of SO2 /Air for the destruction of cyanide. SO2 is supplied by the addition of sodium metabisulphite (Na2S2O5).

Compressed air is injected into the agitated tanks along with the tailings slurry, dilution process water, sodium metabisulphite and lime (copper sulphate if required) to destroy the cyanide in the tailings prior to discharge to the tailings dam.

Palmarejo process flow sheet is shown at Figure 17.2.

Figure 17.2: Palmarejo Process Flow Sheet

17.11 Metallurgical Performance

The processing plant is receiving ore from different mining areas, currently 70% percent of the total ore is provided by the open pit and 30% from underground. Different mineralization zones are under production and the most predominant ore type includes sulfides including silver sulfides (Acanthite), also some of these minerals include Aurorite ((Mn2AgCa)Mn 4O7.3H2O), native silver and a number of copper/silver/sulphide minerals.  Gold occurs mainly as electrum.

Ore complexity represents a variety of recoverabilities during the ore processing stages. In 2011 ore blending practices were established to maintain a steady silver-gold feed grade with a controlled presence of soluble copper and manganese. In the past the Palmarejo processing plant had experienced difficulties to treat minerals with high copper and manganese contents.

Ore blending was established using appropriate ore quantities from different open pit zones (i.e. La Prieta, Victoria, La Blanca) and underground production headings to maintain a soluble copper level less than 300 ppm. Laboratory assays and leaching test work are conducted on samples from each specific mineral zone to determine gold, silver, total copper, soluble copper, manganese and iron values.

These values are used to prepare the appropriate ore blending to be fed to the process.  Steady head grades and controlled copper values helped to stabilize the process improving metallurgical performance.

The 2011 year end results show a feed grade of 2.49 g/tonne Au and 240 g/tonne Ag with a flotation recovery of 70.0 % Ag and 73.0% Au. Concentrate leaching recoveries were 90.8% Ag and 93.8% Au. Overall recovery was 76.0% Ag and 91.0% Au.

SECTION 18 - PROJECT INFRASTRUCTURE

The Palmarejo area has moderately well developed infrastructure and a local work force familiar with mining operations.  The Chihuahua-Pacifico railway connects Chihuahua with Los Mochis, located on Mexico’s western coast in the state of Sinaloa.  Passenger and freight trains pass along this railway daily. The Estación Témoris rail station is about 45 km from Palmarejo by gravel road.  Light aircraft airstrips are located in both Témoris and Chinipas, and in 2011 an airstrip was built in Palmarejo to service the mine.

The Palmarejo Mine site was serviced with a 33,000-volt power line supplied by the Comisión Federal Electricidad (CFE), the Mexican federal power authority. An additional 115-kV high voltage line was constructed from the Divisadero substation to the Palmarejo Mine site during 2009, and the Palmarejo mine, plant and all other electrical load is now connected to this grid.  The same 115-kV high voltage line is within 7 kilometers of the Guadalupe project and excess capacity exists on this line to supply the estimated 2.5 MW of power needed for Guadalupe.

The state road between San Rafael and Palmarejo was initially upgraded in late 2007 for the mobilization of equipment and construction materials. This is an on-going activity as Coeur has permanent maintenance crews working on the road. A joint project between the Chihuahua and Sinaloa State Governments to build a paved road between San Rafael (Chihuahua) and Choix (Sinaloa) is currently underway.

Water for the Palmarejo mine is obtained from a variety of sources.  As of 2011 the primary water for milling is recycled from the tailings dam and from the Fresh Water Diversion Dam (FWDD).  When needed, additional make-up water is either pumped from the Chinipas river infiltration gallery, from a shallow water well located in Agua Salada, or from the FWDD and piped to site via a 17 km pipeline.  Water for domestic use is also obtained from the FWDD and hauled to the camps by truck load (10,000 L tanks on flatbed trucks) Water from the FWDD is also pumped to the underground mine for drilling and dust suppression, or to the plant for make-up water.

Fresh water for the Guadalupe Mine is planned to come from a combination of sources which includes surface water in nearby arroyos and the FWDD.  Water will also be collected in sumps constructed in the underground mines and clarified for recycling in the underground system.

The infrastructure for the Palmarejo mine is complete and the mine is operating and processing ore 24 hours per day 7 days per week.  The Guadalupe project will be run as a satellite operation of the Palmarejo mine and much of the existing infrastructure at Palmarejo will support the Guadalupe mine and material processing.

The first phase of the Palmarejo Final Tailings Dam (FTD) was completed in 2010 to the 790 meter elevation and started accepting tailings since the fourth quarter of 2010. The second phase of the Final Tailings Dam was completed in August of 2011 to the 800 meter elevation. Currently, the mine is planning a third phase that will go to the 810 meter elevation and is expected to be completed by May of 2012. The FTD crest will be continued to be built up over a three year period to the final design crest elevation 825 meters above sea level in 2014. The construction of the Environmental Control Dam (ECD) which is directly below the FTD and the construction of the FWDD were both completed in 2009 and both are currently in use.

SECTION 19 — MARKET STUDIES AND CONTRACTS

The final product shipped from Palmarejo consists of doré ingots weighing approximately 30kg each. It is estimated that the bars are composed of approximately 95.0% silver, 1.5% gold and 3.5% miscellaneous impurities. Doré bullion is shipped by armored truck to a refinery. The relatively pure precious metals are then to be sold by the refinery on the open market to a variety of buyers in a number of different industries. Coeur has no control over the ultimate end use of its gold and silver.

Contracts

Coeur has numerous business contracts in place to allow day-to-day mining, crushing and processing functions to operate smoothly. The terms of these contracts, with regard to charges, etc. are all within industry norms.

SECTION 20 — ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The results of testing thus far indicate that the majority of the waste rock mined through 2011 will not be problematic with respect to acid rock drainage. Thus far in the mining sequence the majority of waste rock has been produced by the highly oxidized zones in the open pit.  Therefore, acid base accounting results indicate that disposal of the waste rock will not become acid forming. However, further testing is continuing during project development and operations to fully develop the database for assessment of the potential for acid rock generation as mining proceeds into less oxidized zones.  The focus of future testing will provide information on the classification of individual rock types and specific acid base accounting tests to ultimately construct waste rock dumps that provide a physically and chemically stable land form.

Tests on composite tailings samples are being conducted to assess the potential for the generation of acid. Results from testing will include acid generation potential and multi-element composition.  However, the potential for acid generation is negligible given the overall neutralizing capacity of the tailings, resulting from the milling process.  In addition, the tailings are essentially anoxic and incapable of oxidizing while inundated with water.

The Mexican permitting document the Expression of Environmental Impact (Spanish: (Manifestación de Impacto Ambiental or MIA) was originally approved on May 23, 2006. The MIA has a term of 13 years and can be extended by application to the Secretariat of Environment and Natural Resources (in Spanish: Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT) this agency is Mexico’s environment ministry.

The Palmarejo Mine has been granted full authorization for open pit and underground gold and silver mining within the area depicted in the MIA, as amended.  This includes permits for exploration and for construction and operations of the  open pit and underground gold and silver mine, and associated cyanide leaching, refining and cyanide detoxification of the tailings prior to discharge into the tailings impoundment (INCO detoxification process). These authorizations also include permits to discharge from the tailings to the receiving stream.  Additional approvals for advanced water treatment are currently being sought.

Palmarejo received an initial environmental disturbance authorization from SEMARNAT on 378 hectares in 2006 for a period of 13 years, ending in 2019. A new environmental disturbance authorization on additional 564 hectares was issued in 2010 for 10 years, ending in 2020. Both authorizations can be extended by notifying SEMARNAT. Construction of the project was largely completed in 2009.  Subsequent to initial construction, Palmarejo received approvals for continued construction, including the required authorizations for the Change in Land Use. The change in use required a payment of roughly $660,000 USD to the Mexican Forestry Fund which was made in 2010 for the first 329 hectares of disturbance. Should additional disturbance be required it can be added to the balance up to 564 hectares without additional permitting requirements.  Payment to the Forestry Fund in accordance with the additional disturbance would be required.

Guadalupe is  permitted for land disturbance related to open pit and underground mine activities and related disturbance.  This project received its authorization for environmental disturbance on September 24, 2010, and its initial authorization for change of soil use on November 26, 2010.

A right of way agreement for the construction of the Guadalupe-Palmarejo haul corridor was signed with the Guazapares ejido on February 27, 2011. Environmental disturbance and change of soil use authorizations were awarded by SEMARNAT on May 30, 2011 and July 11, 2011, respectively. Additional approvals will be required for the final sections of the revised road way which are fully anticipated to be granted within the first half of 2012.

For the third consecutive year, in 2011, Coeur Mexicana received the distinctive Environment and Social Responsibility Award from The Mexican Center of Philanthropy.  This award is given to companies that have demonstrated a commitment to promoting social responsibility within the company as well as in the communities where they operate.

The SEMARNAT Environmental Authorization for the project and NOM-141-SEMARNAT-2003 requires a restoration program for mining areas that will recover the soil for landscape restitution and restore ecosystem conditions that provide for previous land use objectives.  Coeur conducts an annual review of its potential reclamation responsibilities company wide.  The year end 2011 preliminary assessment for the life of mine disturbance for final reclamation at the Palmarejo mine is estimated to be $17.8 million and for Guadalupe is estimated to be $2.6 million. No additional bonds are required to be put in place for implementation of these requirements by the Mexican authorities.

SECTION 21 — CAPITAL AND  OPERATING COSTS

21.1 Capital Cost Estimate Palmarejo and Guadalupe

The capital cost estimate for the Palmarejo Mine is based on development and construction of a combined open pit and underground mine operation with a supporting plant & infrastructure that maximizes extraction of the ore resource.  Capital expenditures for the LOM for Palmarejo and Guadalupe are estimated at an additional $105.9 million from January 1, 2012 through the end of the mine life.

Major expenditures in 2012 at Palmarejo include $10.0 million for the Final Tailings Dam (FTD) construction.  Expenditures for Guadalupe in 2012 are budgeted at $17.0 million for development and mine equipment. The underground development comprises underground ramp access, development footwall drives, cross-cuts, vertical raises for ventilation and passes for transfer of ore and waste.

21.2 Operating Cost Estimate Palmarejo

Operating costs are summarized in Table 21.1 These operating costs are based on current budgeted and expected LOM costs.  Open pit mining costs are shown for waste and ore mining.  Underground mining costs are shown for sustaining capital development and ore mining.  General and Administrative (G&A) includes all other costs incurred to sustain the operation.

Table 21.1: Palmarejo Operating Cost, Recovery and Cut-Off Grade Estimate

Item	Unit	Value
Open Pit Mining	$/tonne mined	1.59
Underground Mining	$/tonne mined	40.09
Ore Processing	$/tonne ore	30.89
G & A - Open Pit and Underground	$/tonne ore	14.56
Incremental Tailings — Open Pit and Underground	$/tonne ore	0.37
Reclamation — Open Pit	$/tonne ore	0.20
Cut-off Grade - Open Pit — Internal	g/t AuEq	1.26
Cut-off Grade — Underground	g/t AuEq	2.36
Gold Price	$/oz	1,220.00
Silver Price	$/oz	23.00
Mill Recovery — Gold	%	93%
Mill Recovery — Silver	%	80%
Payable Metal — Gold	%	99.83%
Payable Metal — Silver	%	99.73%

21.3 Operating Cost Estimate Guadalupe

Operating costs are summarized in Table 21.2.   Underground mining cost includes sustaining development and ore mining costs.  General and administrative (G&A) includes all other costs incurred to sustain the operation.  All costs are based on Palmarejo current budgeted and expected LOM costs with the exception of ore transport costs.

Table 21.2: Guadalupe Operating Cost, Recovery and Cut-Off Grade Estimate

Item	Unit	Value
Underground Mining	$/tonne mined	40.09
Ore Processing	$/tonne ore	30.89
Ore Transport - Guadalupe to Palmarejo Mill	$/tonne ore	2.56
G & A	$/tonne ore	14.56
Incremental Tailings	$/tonne ore	0.37
Cut-off Grade — Underground	g/t AuEq	2.43
Gold Price	$/oz	1,220
Silver Price	$/oz	23.00
Mill Recovery — Gold	%	93%
Mill Recovery — Silver	%	80%
Payable Metal — Gold	%	99.83%
Payable Metal — Silver	%	99.73%

SECTION 22 — ECONOMIC ANALYSIS

Table 22.1 below demonstrates that the Palmarejo Mineral Reserves are economically viable based on Coeur’s working financial model, which was updated with life-of-mine reserve production schedules, metal recoveries, costs and capital expenditures.

Table 22.1: Life-Of-Mine Economic Analysis

	Unit	Palmarejo	Guadalupe
Mine Production
Open Pit Tonnes	tonnes	2,789,078
Ore Au Grade	g/t Au	1.03
Ore Ag Grade	g/t Ag	141.8
Underground Tonnes	tonnes	2,508,742	6,014,683
Ore Au Grade	g/t Au	3.16	1.74
Ore Ag Grade	g/t Ag	195.9	144.4
Stockpile	tonnes	24,729
Ore Au Grade	g/t Au	1.55
Ore Ag Grade	g/t Ag	185.0
Mill Throughput
Total Ore Processed	tonnes	11,337,232
Ore Grade Au	g/t Au	1.88
Ore Grade Ag	g/t Ag	155.2
Metallurgical Recovery Au	%	93%	93%
Metallurgical Recovery Ag	%	80%	80%
Payable Au	Oz Au	99.83%	99.83%
Payable Ag	Oz Ag	99.73%	99.73%
Revenue
Gold Price	$/oz	$1,220
Silver Price	$/oz	$23.00
Gross Revenue	$M	$1,818.5
Operating Costs
Open Pit Mining	$M	$88.8
Underground Mining	$M	$474.0
Milling/Processing	$M	$350.2
Smelting and Refining	$M	$20.7
G & A	$M	$165.1
Corporate Management Fee	$M	$39.7
Royalty Payments	$M	$70.5
Total Operating Cost	$M	$1,209.0
Cash Flow
Operating Cash Flow	$M	$612.0
Capital Expenditures	$M	$105.9
Royalty Payments	$M	$190.7
Reclamation	$M	$20.4
Total Cash Flow (Net Cash Flow)	$M	$253.3
Project NPV	$M	$183.3

As of January 1, 2012, the Mineral Reserves are estimated to return an NPV of $183.3M at 8% discount rate, and generate a pre-tax net cash flow of $253.3M over the remaining life of the project based on the design and operational parameters contained in this report, including metal prices reflecting a trailing 36-month model (prior to January 1, 2012).

Table 22.2 depicts the annual ore production schedule and projected cash flows based on stated reserves.  Tons and recovered metal drops off after year 2014 when the open pit mines out and ore production is coming solely from the Palmarejo and Guadalupe underground operations.

Table 22.2: Yearly Production and Cash Flows

	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total
Ore Tonnes Milled (x1000)	1,962	1,920	1,920	1,106	1,111	841	800	811	866	11,337
Recovered Oz Au (x1000)	99.6	121.5	109.9	71.0	63.1	40.2	41.0	46.3	44.4	637.1
Recovered Oz Ag (x1000)	8,427	8,062	7,920	3,884	4,585	3,151	3,081	2,904	3,255	45,270
Oper. Cash Flow ($M)	$144.9	$134.7	$128.4	$37.2	$43.4	$28.5	$31.2	$30.6	$33.1	$612.0
Net Cash Flow ($M)	$42.2	$46.3	$59.7	$(12.8)	$3.3	$26.1	$29.0	$28.4	$31.1	$253.3

Tables 22.3-22.9 illustrate the financial sensitivity of the project to standalone changes in a number of operating parameters.  The base case used to estimate mineral reserves for this report is in bold type and underlined. The net cash flow is most sensitive to grade, then operating cost then capital costs.

Table 22.3: Sensitivity of Project Performance to Gold and Silver Price

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$1,020	$19.00	$9.15
$1,120	$21.00	$131.20
$1,220	$23.00	$253.26
$1,320	$25.00	$375.31
$1,420	$27.00	$497.36

Table 22.4: Sensitivity of Project Performance to a 10% Increase in Gold and Silver Grade

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$1,020	$19.00	$138.40
$1,120	$21.00	$272.66
$1,220	$23.00	$406.91
$1,320	$25.00	$541.17
$1,420	$27.00	$675.43

Table 22.5: Sensitivity of Project Performance to a 10% Decrease in Gold and Silver Grade

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$1,020	$19.00	$(120.09)
$1,120	$21.00	$(10.25)
$1,220	$23.00	$99.60
$1,320	$25.00	$209.44
$1,420	$27.00	$319.29

Table 22.6: Sensitivity of Project Performance to a 10% Increase in Operating Cost

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$1,020	$19.00	$(79.69)
$1,120	$21.00	$42.32
$1,220	$23.00	$164.34
$1,320	$25.00	$286.36
$1,420	$27.00	$408.37

Table 22.7: Sensitivity of Project Performance to a 10% Decrease in Operating Cost

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$1,020	$19.00	$98.00
$1,120	$21.00	$220.09
$1,220	$23.00	$342.17
$1,320	$25.00	$464.26
$1,420	$27.00	$586.34

Table 22.8: Sensitivity of Project Performance to a 10% Increase in Capital Costs

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$1,020	$19.00	$(1.44)
$1,120	$21.00	$120.61
$1,220	$23.00	$242.67
$1,320	$25.00	$364.72
$1,420	$27.00	$486.77

Table 22.9: Sensitivity of Project Performance to a 10% Decrease in Capital Costs

Gold Price ($/oz)	Silver Price ($/oz)	Net Cash Flow ($M)
$1,020	$19.00	$19.74
$1,120	$21.00	$141.80
$1,220	$23.00	$263.85
$1,320	$25.00	$385.90
$1,420	$27.00	$507.95

For comparison purposes, Coeur d’Alene Mines Corporation, the parent company of Coeur Mexicana, realized $1,558 per ounce of gold and $35.15 per ounce of silver on metal sales for 2011.

Taxes

The authority to tax in Mexico rests primarily with the federal government. The Constitution grants exclusive rights to the Congress to levy taxes on domestic and foreign trade; as well as all commercial and industrial activities. The states also have taxing powers; however, they are prohibited by the Constitution from levying taxes in areas exclusively reserved for the federal government. Generally, the states have the right to tax real property, and in most states impose local taxes on salaries.

Companies doing business in Mexico are primarily subject to corporate income tax, business flat tax (IETU tax), tax on real property, value added tax, customs/excise duties, and employer social security contributions.  Companies are also subject to various withholding tax requirements on payments to non-residents.

Tax rates for the primary taxes are as follows in Table 22.10.

Table 22.10: Tax Rates

Tax Type	Tax Rate
Corporate Income Tax	30%
IETU Tax	17.5%
Chihuahua Real Estate Tax	.2% - .6%
*Withholding Tax —Technical Assistance	25%
*Withholding Tax — Royalties (Patents, Trademarks, etc.)	30%
*Withholding Tax - Interest	10% -30%
Value Added Tax	0%-16%
Customs and Excise Duties	0% - 20%
Tax on Cash Deposit	3%
Employer Social Security Contributions	Up to 34.71% of Employees’ Salary Subject to Certain Limitations

* Reduced rates may be applicable if tax treaty is in force and if appropriate documentation is submitted.  Please note Mexico withholding tax does not apply to payments made to Mexico residents

Royalties

On January 21, 2009, the Company’s wholly-owned subsidiary, Coeur Mexicana SA de CV, entered into a gold production royalty transaction with Franco-Nevada Corporation under which Franco-Nevada purchased a royalty covering 50% of the life of mine gold to be produced from its Palmarejo silver and gold mine in Mexico.  Coeur Mexicana received total consideration of $78.0 million consisting of $75.0 million in cash plus a warrant to acquire Franco-Nevada Common Shares (the “Franco-Nevada warrant”), which was valued at $3.0 million at closing of the Franco-Nevada transaction.  On September 19, 2010, the warrant was exercised and the related shares were sold for $10.0 million.

The royalty agreement provides for a minimum obligation to be paid in monthly payments on a total of 400,000 ounces of gold, or 4,167 ounces per month over an initial eight year period.  Each monthly payment is an amount equal to the greater of the minimum of 4,167 ounces of gold or 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400 per ounce (which $400 floor is subject to a 1% annual inflation compounding adjustment beginning on January 21, 2013).  After payments have been made on a total of 400,000 ounces of gold, the royalty obligation is payable in the amount of 50% of actual gold production per month multiplied by the excess of the monthly average market price of gold above $400 per ounce, adjusted as described above.  Payments under the royalty agreement are to be made in cash or gold bullion.  Payments made during the minimum obligation period will result in a reduction to the remaining minimum obligation.  Payments made beyond the minimum obligation period will be recognized as other cash operating expenses and result in an increase to Coeur Mexicana’s reported cash cost per ounce of silver.

Royalty payments were appropriately included in the financial analysis model and totals are shown in Table 22.1.

SECTION 23 - ADJACENT PROPERTIES

Exploration activities are under way across the Sierra Madre Occidental by many domestic and foreign mining and mineral exploration companies.  Very little open land exists in the belt and around the Palmarejo District and other companies control mineral concessions immediately bordering or within the external boundaries of the Palmarejo District (Foreign Concessions). However, none of the Foreign Concessions have an impact on the Mineral Resources and Reserves stated herein.

23.1 La Curra Property

During 2008, Coeur entered into an Option to Purchase agreement with Tara Gold on the La Curra property (also called “La Currita”) located immediately adjacent to Guadalupe along the southeast strike extension.  A total of 17 core holes were drilled in the first quarter of 2009 for a total of 5,257 meters.  The agreement was terminated in the second quarter of 2009.

SECTION 24 - OTHER RELEVANT DATA AND INFORMATION

All relevant data and information is contained within the appropriate sections of this report.

SECTION 25 — INTERPRETATION AND CONCLUSIONS

Palmarejo is an operating mining venture that has demonstrated positive cash flow.  The financial analysis and associated assumptions conducted for this report support the conclusion that the Palmarejo mine will continue to be profitable and generate acceptable returns over the life of the mine.  It is generally assumed, however, that the economic viability of any mining venture, including Palmarejo, is subject to many risks and is not guaranteed.

Guadalupe Mineral Reserves and joint economic analysis with the Palmarejo Mine demonstrate that it is profitable to advance the Guadalupe project.  Further work on Guadalupe will focus on optimization of mine designs and plans to maximize economic benefit of this addition to Palmarejo simultaneously as mine development work advances.

The Qualified Persons have visited the project sites and have reviewed all information regarding their relevant scopes of work (see Section 2). Data and assumptions used in the estimation of Mineral Resources and Mineral Reserves summarized in this report have been reviewed by the Qualified Persons, with reliance on other experts where appropriate (see Section 3), and they believe that the data are an accurate and reasonable representation of the Palmarejo silver-gold project.

It is the opinion of the Qualified Persons for this report that the Mineral Resource and Reserve estimates are based on valid data and are reasonably estimated using standard engineering practices. There are no known environmental, permitting, legal, title, socio-economic, marketing, or political issues that could materially affect the Palmarejo and Guadalupe Mineral Reserves.

SECTION 26 — RECOMMENDATIONS

26.1 Data verification

For the 2012 data verification, elevations of drillhole collars should be examined with the most detailed topography wireframe available to adjust for possible errors in collar elevation.

26.2 Resource modeling

Density Measurements

To address reliable density associations with lithology and mineral-type units, it is recommended to review the existing density determinations in the exploration drill holes and perform additional measurements where required.  Since this is an operating mine these measurements can be obtained in the core shed by weighing rock dry and submersed in water and need not be performed in outside laboratories. Each lithology and mineral type should be measured in each drill hole. The projected large population of these measurements would allow adequate differentiation of densities for individual lithology units and make resource modeling more reliable.

There are no unbudgeted costs associated with this endeavor since this activity will be part of the core shed activities.

Lithology Model

The lithology model for the Palmarejo Project area has not been updated since 2008; the lithology models for Guadalupe and La Patria were not complete when the current mineral-type models were delivered for resource modeling.  It is recommended that the lithology models for all three deposites are updated during 2012.  When new drill holes are added to the database all wireframes should to be adapted accordingly.

There are no unbudgeted costs associated with this endeavor since this activity should be part of any drill campaign.

Void Model

The Qualified Person has not personally verified the work performed by AMEC (2008) to create a model of the historic mining at Palmarejo and relies on their expertise, noting that the volume of the void model is reasonable for depletion of the Palmarejo resource model.  However, the Qualified Person of this report recommends a review of the void model be performed in 2012, taking into account current operating and drilling data.

26.3 Processing

An ore blending program for ore mined from different deposits was established to have improved control on the amount of soluble copper fed to the process which is beneficial to the overall metallurgical performance enhancing precious metal recovery and reducing reagents consumption. However, it was necessary to adjust several aspects of the current process with particular focus on the flotation reagents scheme optimization to obtain higher grade concentrates while still maintaining plan recoveries. However, silver recoveries appear to have a definite upside potential and processes, the CIL circuit in particular, should be evaluated for possible improvements.

In 2012 additional metallurgical test work is recommended to be conducted for Guadalupe ores. A master composite should be conformed using remaining drill core samples corresponding to the different mineralized zones to be evaluated by flotation followed by cyanide leaching. Testing protocols should adhere to Palmarejo’s processing plant flow sheet.

Guadalupe North Zone samples should be selected to conduct preliminary test work for determining metallurgical responses. The recommended test work for Guadalupe will define the ore amenability to be treated under the same processing conditions as Palmarejo’s ore.

Costs for the suggested Guadalupe ore testing (as extrapolated from previous Coeur test programs), can be subdivided into two portions:

•                  Part 1 - Guadalupe master composite evaluation. Cost estimate: $45,000

•                  Part 2 - Guadalupe North Zone preliminary test work, Cost Estimate: $35,000

Also in 2012 it is recommended to conduct a metallurgical test program for La Patria ore. The test work should be conducted on identified La Patria deposit drill core samples representing the different mineralized zones and precious metal grades regimes.

A test work program including the following test procedures is recommended:

•                  Comminution

•                  Mineralogical Examination

•                  Flotation

•                  Cyanide Leaching

•                  Settling

The recommended test work will determine La Patria ore amenability to be treated under the same processing conditions of the Palmarejo’s ore.

Based on experience from prior similar test cycles the estimated costs for this program are $120,000.

26.4 Mine Design

Coeur contracted with an independent consultant to update the waste dump designs for Palmarejo in 2011 and a geotechnical study will be conducted in 2012 to ensure long term stability.  Coeur believes the waste placement plan is sound and the geotechnical study should not significantly alter the life of mine waste plan or other aspects of the mining process.

SECTION 27 - REFERENCES

Ammtec Ltd., “Comminution Testwork Conducted Upon Samples of Ore from the Palmarejo Gold and Silver Deposit”, a private report for Bolnisi Gold NL, Report Number A9848, September, 2005.

AMEC International (Chile) S.A., “Palmarejo Resource Modeling, Chihuahua, Mexico,” a private report for Coeur d’Alene Mines Corporation, February 2008.

Ammtec Ltd., a report prepared for Planet Gold, January 2004.

Anderson, T. H., and Silver, L.T., “The role of the Mojave-Sonora Megashear in the Tectonic Evolution of Northern Sonora”, in Anderson, T.H., and Roldan-Quintana, J., eds., Geology of Northern Sonora: Geological Society of America, Field Trip Guidebook, 1979.

Avery, Don, “Palmarejo Project Database Audit”, a private report prepared by Mine Development Associates for Coeur d’Alene Mines Corporation, December 13, 2010.

Beckton, J.M., “Resource Report - Palmarejo, June 2004”, internal report of Planet Gold S.A. de C.V., 2004.

Blair, K. R., 2006, “A Comparison of Core and Reverse Circulation Drilling From The Palmarejo Project, Chihuahua, Mexico”, a report submitted to Palmarejo Gold Corporation By Applied Geoscience LLC Keith R. Blair, CPG December 2006.

Blair, Keith, “A Review of Assay Quality Assurance and Quality Control Information from the Palmarejo Project and Guadalupe Projects, Chihuahua, Mexico”, private report prepared by Applied Geoscience LLC for Palmarejo Silver and Gold Corporation, 2006.

Blair, Keith, “A Review of Assay Quality Assurance and Quality Control Information from the Palmarejo Project, Chihuahua, Mexico”, private report prepared by Applied Geoscience LLC for Palmarejo Silver and Gold Corporation, 2005.

Blair, Keith, “Guadalupe and La Patria Projects — Assay Quality Control Review”, private report prepared by Applied Geoscience LLC for Palmarejo Silver and Gold Corporation, July, 2008.

Chavez, B., “Memorandum on PMDH_070 Samples Provided”, internal report of Planet Gold, S.A. de C.V., 2004.

Coeur d’Alene Mines Corporation, “Palmarejo District Exploration 4th Quarter/Annual QAQC Summary Report 2009”, an internal report, December 2009.

Coeur d’Alene Mines Corporation, “Palmarejo Fourth Quarter/Annual QAQC Summary Report 2010”, an internal report, December, 2010.

Coeur d’Alene Mines Corporation, “Palmarejo Fourth Quarter/Annual QAQC Summary Report 2010”, an internal report, December, 2011.

Corbett, G., “Comments on Palmarejo, and Nearby Exploration Projects, Northern Mexico”, private report for Bolnisi Gold NL, 2005.

Corbett, G., “Comments on Palmarejo, El Realito and Yecora Exploration Projects, Northern Mexico”, private report for Bolnisi Gold NL, 2004.

Corbett, G., “Comments on the geology of Guadalupe and nearby Projects at Palmarejo, Mexico”, private report for Bolnisi Gold NL, 2007.

Cytec Mining Chemicals, “Update on Reagent Test Work on Palmarejo Ore”, 22 December, 2005.

Davies, R.C., “La Patria Project Structural Study”, internal memorandum of Bolnisi Gold NL, 2006.

Davies, R.C., “Guadalupe Project Structural Study”, internal memorandum of Bolnisi Gold NL, 2007.

DeCooper and Associates, “Tailings storage - Technical Specifications,” a private report for Bolnisi Gold NL, March, 2007.

Earthscope Voyager website, viewed February 23, 2012, provided Figure 7.1 of this report, http://www.dpc.ucar.edu/earthscopeVoyager/JVV_Jr/didyouknow/b-rIntro.html.

Electrometals Technologies Ltd., “Summary Report: Electrowinning a Synthetic Palmarejo Electrolyte”, a private report for Bolnisi Gold NL, January, 2006.

Electrometals Technologies Ltd., “Summary Report: Silver Electrowinning from a Cyanide Electrolyte using EMEW®”, a private report for Bolnisi Gold NL, November, 2005.

Environmental Geochemistry International Pty Ltd., “Geochemical Characterization and ARD Assessment of Samples”, Palmarejo Gold Silver Project, October, 2005.

Galvan, Victor H., “Palmarejo Epithermal Ag-Au Deposit, Chihuahua, Mexico: Report on First PhD Field Season, January-February 2007”, University of Tasmania, Hobart Australia, 2007.

Garcia Jiminez, Victor, “untitled mining title report by Garcia-Jimenez & Associates for Planet Gold, S.A. de C.V.,” [Legal opinion re: property rights] 2006a and 2006b.

Golder Associates Ltd., “Draft Report on Palmarejo Project April 2008 Stability Assessment”, a private report for Coeur d’Alene Mines Corporation, May 7, 2008.

Golder Associates Ltd., “Geotechnical Evaluation of the Guadalupe Deposit” a private report for Coeur d’Alene Mines Corporation, September, 2011

Golder Associates Ltd., Final Report, “Review of Geotechnical Data at Guadalupe” a private report for Coeur d’Alene Mines Corporation, January, 2010.

Golder Associates Ltd., Letter RE: Geotechnical Review of Palmarejo, prepared for Coeur Mexicana by Tom Byers December 28, 2009.

Graeme, Campbell and Associates, “Geochemical characterization of Process-Tailings-Slurry samples, Palmarejo Project”, February, 2006.

Gustin, Michael M., “Technical Report, Palmarejo — Trogan Project, Chihuahua, Mexico, 43-101 Technical Report”, (Mine Development Associates, 2004).

Gustin, Michael M., “Updated Technical Report, Palmarejo — Trogan Project, Chihuahua, Mexico, 43-101 Technical Report”, (Mine Development Associates, 2005).

Gustin, Michael M., “Updated Technical Report, Palmarejo — Trogan Project, Chihuahua, Mexico, 43-101 Technical Report”, (Mine Development Associates, 2006).

Gustin, Michael M. and Neil B. Prenn. “Updated Technical Report Palmarejo-Trogan Project, Chihuahua, Mexico”, prepared for Palmarejo Silver and Gold Corporation and Coeur d’ Alene Mines Corporation September 17, 2007 by Mine Development Associates, 2007.

Heuristica Ambiental, “Estudio de Impacto Ambiental Proyecto Minero de Exploracion Y Explotacion del Palmarejo”, March, 2006.

Heuristica Ambiental, “Level 3 Risk Study. Palmarejo Mining Project,” January, 2006.

Instituto Nacional de Estadistica y Geografia (INEGI), census data and location, viewed January, 2011, http://www.inegi.org.mx/sistemas/mexicocifras.

Jorge Cordoba, General Director of Operations at Palmarejo for Minas Huruapa, S.A. de C.V; [Personal Communication], 2007.

Knight Piésold, “Environmental Control Dam Detailed Design Summary, Palmarejo Project”, a private report for the Coeur d’Alene Mines Corporation, April, 2008.

Knight Piésold, “Interim Tailings Dam Construction Review, Technical Memorandum”, a private report for the Coeur d’Alene Mines Corporation, February 2008.

Knight Piésold, “NB07-00850”, a private report for the Coeur d’Alene Mines Corporation, December 12, 2007.

Knight Piésold, “Tailings and Water Management Design Summary NB201-00254/1-2”, a private report for the Coeur d’Alene Mines Corporation, February, 2008.

Laurent, I., “Palmarejo/Trogan Project: Annual Technical Report, 1st July 2003 — 30th June 2004”, internal report of Planet Gold, S.A. de C.V., 2004.

Masterman, G., “Guadalupe Precious Metal Zonation Patterns”, internal memorandum of Bolnisi Gold NL, 2006.

Masterman, G., Phillips, K., Stewart, H., Laurent, I., Beckton, J., Cordery, J., and Skeet, J., “Palmarejo Silver — Gold Project, Chihuahua, Mexico: Discovery of a Ag-Au Deposit in the Mexican Sierra”, unpublished report, 2005.

McCarthy, E.T., untitled letter to the chairman and directors of Palmarejo and Mexican Goldfields, Ltd. and attached schedules, 1909.

NCL Ingeniería y Construcción Ltda., “Guadalupe and La Patria Database Review”, prepared for Coeur d’Alene Mines Corporation, September, 2011.

Orway Mineral Consultants Pty. Ltd., “Analysis and Comminution Circuit Modeling”, a draft report prepared for Planet Gold.

Outokumpu Pty Ltd., “Supaflo® Thickener Test Data Report S559TA”, private report for Intermet Engineering Technologies for the Palmarejo Project, July, 2005.

Outokumpu Technologies Pty Ltd., “Summary of Palmarejo Testwork — Leached Products”, December, 2005.

Panterra Geoservices Inc., “Evaluation of Structural and Geological Controls on Vein-Hosted Gold Mineralization at the Palmarejo Deposit, Chihuahua State, Mexico”, Rhys, D., 2009.

Panterra Geoservices Inc., “Guadalupe Project Area-Observations on its Lithostructural Setting and Potential Controls”, Rhys, D., 2009.

Panterra Geoservices Inc., “Petrographic Study of the Palmarejo Deposit, Chihuahua, Mexico”, Ross, K., September 2009.

Pells, Sullivan, Meynink Pty, “PSM1129.R1 Full Report”, August, 2007.

Petrolab Laboratorio de inveStigaciones geologicas, “Mineralogy of Guadalupe Au-Ag Vein Deposit”, Melchor, A., January, 2010.

Roberts, Golder, “Geotech Report Stope Dimensions rpt-0507_08,” May, 2008.

Salas, G.P., ‘Sierra Madre Occidental Metallogenic Province’, in Salas, G.P., ed., “Economic Geology, Mexico” (Boulder, Colorado, Geological Society of America, The Geology of North America, v. P-3, p197-198.,1991 [Palmarejo geology], 1991

Sedlock, R.L., Ortega-Gutierrez, F., and Speed, R.C., “Tectonostratigraphic Terranes and Tectonic Evolution of Mexico”, Geological Society of America Special Paper 278, 142 p., 1993.

SGS Lakefield Oretest Campaign, “Report no. 9745”; prepared for Planet Gold, December 2005.

SGS Lakefield Oretest Campaign, “Report no. 9772”; prepared for Planet Gold, December 2005.

SGS, “Batch and Pilot Flotation on a Sample of Palmarejo Silver/Gold Ore, Lakefield Oretest Job Number 9632”; a private report for Bolnisi Gold NL, May, 2005.

SGS, “Comminution and Flotation Testwork on Palmarejo Drill Core Samples, Lakefield Oretest Job Number 9609”; a private report for Bolnisi Gold NL, December, 2004.

SGS, “Pruebas Metalúrgicas Para Determinar la Susceptibilidad de Dos Muestras de Mineral a los Procesos de Lixiviación, Flotación y Concentración Gravimétrica”, Report No. SGS-49-08; a private report for Planet Gold, S.A. de C.V., November 11, 2008.

SGS, “Pruebas Metalúrgicas Para Determinar la Susceptibilidad de Cuatro Compositos de Mineral a los Procesos de Lixiviación, Flotación y Concentración Gravimétrica”, Report No. SGS-04-09; a prívate report for Coeur Mexicana, S.A. de C.V., March 06, 2009.

Silver, L. T., and Anderson, T. H., “Possible Left-Lateral Early to Middle Mesozoic Disruption of the Southwestern North American Craton Margin”, Geological Society of America Abstracts with Programs, v.6, 1974.

Silver, L. T., and Anderson, T.H., “Further Evidence and Analysis of the Role of the Mojave-Sonora Megashear(s) in Mesozoic Cordilleran Tectonics”, Geological Society of America Abstracts with Programs, v. 15., 1983.

Skeet, J., “Palmarejo Gold-Silver Preliminary Project Summary”, internal report of Bolnisi Gold NL, 2004a.

Skeet, J., “Palmarejo Project, Chihuahua, Mexico, Site and Progress Report”, report of Bolnisi Gold NL, 2004b.

Stewart, H. H., “Progress report for the Guadalupe/Las Animas Target May 3, 2005”, internal memorandum of Bolnisi Gold NL, 2005.

Sillitoe, Richard H., “Comments on Geology and Exploration of the Palmarejo Epithermal Silver-Gold Deposit and Environs, Chihuahua, Mexico”; prepared for Coeur d’Alene Mines Corporation, August 2010.

Sullivan Meynink Pty Ltd, 2007, “Prefeasibility Geotechnical Assessment for Open Pit & Underground Mining at Palmerejo”; prepared for Coeur d’Alene Mines August 2, 2007.

The Mines Group, “Hydrogeology report for preliminary spillway design. Environmental Control Dam Palmarejo Project”, March, 2006.

Townend, R., and Associates, “Private Report on Mineralogy”, private report for Bolnisi Gold NL, 2004.

Water Management Consultants, “Palmarejo - Monthly Runoff/Rainfall Ratio Estimates”, a private report for the Coeur d’Alene Mines Corporation, December, 2007.

Water Management Consultants, “Preliminary Surface Water/Runoff Chemistry Estimates”, a private report for the Coeur d’Alene Mines Corporation, December, 2007.

Water Management Consultants, “Results of Mass Balance Model to Estimate Downstream Discharge from Overspill of the Environmental Control Dam”, a private report for the Coeur d’Alene Mines Corporation Palmarejo Project, January, 2008.

APPENDIX A - ABBREVIATIONS AND GLOSSARY OF TERMS

Coeur d’Alene Mines Corporation, and its operating units, employs both imperial and metric units in its Mineral Resource and Reserve statements and production reporting.  For purposes of clarity the following conventions are standard practice for all such reports:

Tonnes means dry metric tons.  One tonne equals 1,000 kilograms.  One tonne equals 1.1023 short (imperial) tons.

Ton means a short, dry ton of 2,000 imperial pounds.  One ton equals 0.90718 tonnes.

Ounce(s) means troy ounces of silver and / or gold metal.  One imperial pound equals 14.583 troy ounces.

Gram per tonne (g/t) means grams per tonne.  One gram per tonne equals 0.02917 ounces per ton.

Ounces per ton (oz/t) means troy ounces per short ton.  One ounce per ton equals 34.2846 g/t.  Unless stated otherwise, both silver and gold ounces in Mineral Resource and Mineral Reserves are reported as contained troy ounces.  Mineral Reserves include adjustments for mining dilution and mining recovery.  Unless otherwise stated Mineral Resources do not include Mineral Reserves.

Operating properties employing metric measurements:

Broken Hill

Cerro Bayo

Endeavor

Mina Martha

San Bartolomé

Palmarejo

Operating properties employing imperial measurements are:

Rochester

Kensington

Glossary of Terms

“adit” - horizontal, or nearly horizontal, passage driven from the surface, for the working of a mine.

“Ag” - silver, a metallic element with minimum fineness of 995 parts per 1000 parts pure silver.

“andesite” - a dark-colored, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g. biotite, hornblende, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts; the extrusive equivalent of diorite.

“assay” - the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

“Au” - gold, a metallic element with minimum fineness of 999 parts per 1000 parts pure gold.

“basalt” - dark-colored igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene.

“breccia”, “brecciation” - a rock composed of large, angular fragments cemented together in a finer-grained matrix. Brecciation is the process of producing a breccia by geologic processes.

“chalcopyrite” - a bright brass-yellow tetragonal mineral with the formula CuFeS2; constitutes an important ore of copper.

“CIM Standards”  - CIM Definition Standards on Mineral Resources and Mineral Reserves — Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in December 2005.

“clavo” — Spanish mining term which means “ore shoot” in English.

“cm” - centimeters.

“concentrate” - a product derived from separation of the valuable metal from most of the waste material in the ore.

“Cu” - copper, a ductile, malleable reddish-brown metallic element.

“cut-off grade” - the lowest grade of mineral resource considered economic; used in the calculation of reserves and resources in a given deposit.

“cyanidation” - a method of extracting gold or silver by dissolving it in a weak solution of sodium or potassium cyanide.

“dacite” - a fine-grained extrusive rock with the same general composition as andesite, but having less calcic plagioclase and more quartz.

“diamond drill” - a type of drill in which the rock cutting is done by abrasion, with a diamond impregnated bit, rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections. Syn: “core drill”.

“dilution” - an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

“dip” - the angle between a horizontal plan and an inclined surface such as a rock formation, fault or vein.

“dore” - gold and silver bullion bars which contain gold, silver and minor amounts of impurities which will be further refined to almost pure metal.

“drift” - horizontal passage underground that follows along the length of a vein of rock formation.

“eq” or “Eq” - equivalent.

“epithermal” - formed by low-temperature (50o — 200o C) hydrothermal processes.

“fault” - a fracture in a rock where there has been displacement of the two sides.

“flotation” - a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the waste or gangue material.

“fracture” - breaks in a rock, usually due to intensive folding or faulting.

“galena” - a mineral with the chemical formula PbS and an important source of lead, often found in veins with sphalerite.

“gangue” - that part of an ore deposit from which a metal or metals is not extracted.

“g” - grams

“g/t” - grams per tonne.

“ha” - hectares; 10,000 square meters.

“heap leaching process” - a process of extracting gold and silver by placing broken ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained gold and silver, which are then recovered in metallurgical processes.

“Indicated Mineral Resource” - the part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“Inferred Mineral Resource” - the part of a Mineral Resource for which the quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“kg” - kilogram

“km” - kilometer.

“km2” - square kilometer.

“lb” - pound.

“m” - meters.

“Measured Mineral Resource” - the part of a Mineral Resources for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“Mineral Reserve” - the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Synonymous with Ore Reserve per SEC Guide 7 and JORC Guidelines.

“Mineral Resource” - a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

“mm” - millimeter.

“NI43-101” - National Instrument 43-101 Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators effective as of December 30, 2005.

“open pit” - a surface working open to daylight, such as a quarry.

“ore” - naturally occurring material from which a valuable mineral(s) can be economically extracted.

“ore shoot” - a pipe-like, ribbon-like or chimney-like mass of ore within a deposit (usually a vein), representing the more valuable part of a deposit. Syn; “clavo”.

“oz” - ounce (troy).  1 troy ounce = 1.097 avoirdupois ounce.

“oz/ton” - troy ounces per short ton.

“Pb” - lead, a soft bluish-white, dense metallic element.

“porphyry” - an igneous rock of any composition that contains conspicuous, large mineral grains (phenocrysts) in a fine-grained matrix.

“preliminary feasibility study” — a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

“Probable Mineral Reserves” - the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“Proven Mineral Reserves” - the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“pyrite” - a mineral with the chemical formula FeS2.

“pyroclastic” - rock formed by the mechanical combination of volcanic fragments.

“Qualified Person” - for the purposes of NI 43-101, an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; and has experience relevant to the subject matter of the mineral project; and who is a member in good standing of a recognized self-regulatory organization of engineers or geoscientists.

“reverse circulation” - a rotary, percussion drilling method in which rock specimens are broken into small pieces, cuttings, and brought to surface by high pressure air passing in the annulus between an inner and outer drill casing. Abbrev “arc”.

“run-of-mine ore” - mined ore which has not been subjected to any pre-treatment, such as washing, sorting or crushing prior to metallurgical processing.

“shrinkage stoping” - a method of stoping which utilizes part of the broken ore as a working platform and as support for the walls.

“silicified” - a rock altered by a silica-bearing hydrothermal solution.

“sphalerite” - the main zinc ore, with the chemical formula (Zn,Fe)S, often found in veins with galena.

“split” - a vein or seam that is separated from the main vein or seam.  Syn; “loop”.

“Sn” - tin, a soft metal extracted from cassiterite.

“stope” - an excavation in an underground mine from which ore is being or has been extracted.

“strike” - the trend or direction of the intersection of a dipping a layer of rock, fault, vein or other geologic feature with a horizontal surface.

“tailings” - material rejected after recoverable valuable minerals have been extracted from the ore or concentrate.

“ton” - 2,000 pounds. Syn; short ton.

“tonne”- 1,000 kilograms.

“tuff”- a general term for all consolidated pyroclastic rocks derived from solid volcanic material which has been blown into the atmosphere by explosive activity.  Adj: tuffaceous.

“vein” - an epigenetic mineral filling of a fault or other fracture, in tabular or sheet-like form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

Keith R. Blair

Manager

Applied Geoscience LLC

5365 Mae Anne Ave., Suite.A4

Telephone: (775) 787-6253

Fax: (775) 20I-1085

Email: applied_geoscience@sbcglobal.net

CERTIFICATE OF AUTHOR

I, Keith Blair, Certified Professional Geologist, do hereby certify that:

1.     I am Manager of:

Applied Geoscience LLC

5365 Mae Anne Ave., Suite A4

Reno, Nevada 89523 USA

2.     I graduated with a Bachelor of Science degree in Geological Engineering from Montana College of Mineral Science and Technology in 1986 and a Master of Science in Geosciences from University of Arizona in 1991.

3.     I am a Certified Professional Geologist (C.P.G.) in good standing with the American Institute of Professional Geologists (Certificate # 10744). I am also a member of the American Institute of Mining, Metallurgy and Exploration.

4.     I have worked as a geologist for over 20 years in exploration and mineral resource estimation since my graduation from university.

5.     I have read the definition of “Qualified Person” as set out in National Instrument 43-101 (NI 43-101) and certify by my education and professional registration (as set out in NI 43-101) and past relevant work experience, I fulfill the requirements as a “Qualified Person” for the purposes of NI 43-101.

6.     I am responsible for the preparation of section 14 of the technical report titled “Palmarejo Project, SW Chihuahua State, Mexico Technical Report” and dated January 1, 2012 (the “Technical Report”). I last visited the project from 27 July to 1 August, 2011.

7.     Prior to my retention by Coeur d’Alene Mining Corporation, I had involvement as a “Qualified Person” with the property that is subject to the Technical Report with the previous owner from 2005 to 2007.

8.     I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.     I am independent of Franco-Nevada Corporation and Coeur d’Alene Mining Corporation applying all tests in section 1.5 of NI 43-101.

10.   I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

I consent to the filing of the Technical Report with any Canadian stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 27th day of March, 2012

Signature of Qualified Person

Keith R. Blair
Print Name of Qualified Person

Donald J. Birak

Senior Vice President — Exploration

Coeur d’Alene Mines Corporation

Telephone: (208) 769-5083

Fax: (208) 667-2213

Email: dbirak@coeur.com

CERTIFICATE of QUALIFIED PERSON

I, Donald J. Birak do hereby certify that:

1.                                       I am the Senior Vice President — Exploration of:

Coeur d’Alene Mines Corporation

505 Front Avenue, P. O. Box I

Coeur d’Alene, Idaho 83816 USA

2.                                       I graduated with a Master of Science degree in Geology from Bowling Green State University in 1975.

3.                                       I am member or fellow of the

Australian Institute of Mining and Metallurgy (AusIMM, Fellow)

Society for Mining, Metallurgy and Exploration (SME, Member)

Society of Economic Geologists (SEG, Fellow)

4.                                       I have over 33 years of experience in mining and exploration geology, mineral resource and mineral reserve estimation, since graduation from university, on gold, silver, copper, zinc, lead, nickel and uranium deposits.

5.                                       I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education and professional registration (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for supervision of preparation of the report titled, “Palmarejo Project Technical Report”, dated January 1, 2012 (the “Technical Report”), related to the Palmarejo Project mine operations and exploration. I last visited the Palmarejo Project site on August 22nd —26th, 2011.

7.                                       Prior to my employment with Coeur d’Alene Mines Corporation, I have had no prior involvement with the property that is the subject of the Technical Report.

8.                                       As of the date of this certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.                                       I am independent of Franco-Nevada Corporation applying all the tests in section 1.5 of NI 43-101, however I am not independent of Coeur d’Alene Mines Corporation applying the same tests in section 1.5 of the NI 43-101.

10.                                 I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.                                 I consent to the filing of the Technical Report with the stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

Dated this 27th day March, 2012

Donald J. Birak